SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-15276

Itaú Unibanco Banco Múltiplo S.A.
(Itaú Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Management
Discussion & Analisys
and Complete
Financial Statements

Fourth Quarter of 2008

Contents	Itaú Unibanco

Itaú Unibanco Pro Forma
Executive Summary	03
Analysis of Net Income	10
- Managerial Financial Margin	11
- Results from Loan and Lease Losses	13
- Banking Service Fees and Banking Charge Revenues	14
- Non-interest Expenses	15
- Tax Expenses for ISS, PIS and Cofins / Income Tax and Social Contribution	17
Balance Sheet	19
Value at Risk	21
Ownership Structure	22
Performance in the Stock Market	23
Itaú Pro Forma
Executive Summary	27
Analysis of Net Income	32
- Managerial Financial Margin	33
- Results from Loan and Lease Losses	35
- Banking Service Fees and Banking Charge Revenues	36
- Non-interest Expenses	37
- Tax Expenses for ISS, PIS and Cofins / Income Tax and Social Contribution	39
Pro Forma Financial Statements by Segment and Subsegment	41
- Itaubanco - Branch Banking	46
- Itaubanco - Credit Cards – Account Holders	47
- Itaubanco - Insurance, Pension Plans and Capitalization	48
- Itaubanco - Investment Funds and Managed Portfolio	52
- Itaú BBA	53
- Itaucred	54
- Value at Risk	59
- Activities Abroad	60
Balance Sheet by Currency	62
Unibanco Pro Forma
Executive Summary	65
Analysis of Net Income	70
- Managerial Financial Margin	71
- Results from Loan and Lease Losses	73
- Banking Service Fees and Banking Charge Revenues	74
- Non-interest Expenses	75
- Tax Expenses for ISS, PIS and Cofins / Income Tax and Social Contribution	76
Value at Risk	77
Information by Segment	79
Report of Independent Accountants	83
Complete Financial Statements	85

The tables in this r e port show the figures   in   mi l lio ns .   Var i at io n s ,   h owever ,   are   calc u l at ed   in   u n it s .

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Executive Summary
Fourth Quarter of 2008

Itaú Unibanco Banco Múltiplo S. A.

On November  3, 2008, the controlling shareholders  of Itaúsa  and Unibanco  Holdings announced to the market the completion of an association agreement in order to unify the financial operations of Itaú and Unibanco, giving rise to Itaú Unibanco Banco Múltiplo, the result of the merger of the two institutions.
The Management  Discussion and Analysis Report that follows will present the consolidated results and balances of the operations  of Itaú Unibanco pro forma, by comparing net income and balances in the fourth quarter of 2008 to the prior quarter.  It should  be noted that net income and balances for the fourth quarter were arrived at by consolidating the companies of Itaú Unibanco, while the third quarter results and balances merely reflect the sum of results and balances separately posted by Itaú and Unibanco during the period. A similar procedure was adopted to derive net income for 2008 and 2007.
The table below shows selected information and performance indicators based on the Itaú Unibanco pro forma, as well as the consolidated financial statements  of Itaú Unibanco Banco Múltiplo. Additionally we presented selected information and performance  indicators for Itaú (pro forma)  and Unibanco  (pro forma)  financial  statements with the purpose of allowing complementary  analyses from the institutions, on the same bases that were previously presented.

Itaú Unibanco Pro Forma (Basis for Analysis (I +II))

			R$ million
Highlights	4th Q/08	3rd Q/08	2008	2007
Net Income	1,871	2,551	10,004	11,921
Recurring Net Income	2,339	2,677	10,571	9,779
Net Income per share (1)	0.46	0.62	2.44	2.91
Recurring Net Income per share (1)	0.57	0.65	2.58	2.39
Return on Average Equity - Annualized (2)	17.0%	23.3%	23.4%	32.0%
Recurring Return on Average Equity - Annualized (2)	21.2%	24.5%	24.8%	26.2%
Efficiency Ratio	51.6%	49.6%	48.7%	49.8%
	Dec 31, 08		Sep 30, 08
Total Assets	632,728		575,120
Credit Operations (3)	271,938		254,766
Deposits + Debentures + Borrowings and Onlending and Securities (4)	282,708		241,066
Stockholders’ Equity	43,664		44,510

Data of the fourth quarter derive from the consolidation of balances, revenues and expenses of Itaú Unibanco while the result  and balances of the third quarter and the year 2007 correspond simply to the sum of the results and balances obtained by Itaú and by Unibanco in those periods.

Itaú Unibanco Banco Múltiplo (Accounting)

	R$ million
Highlights	4th Q/08	3rd Q/08	2008	2007
Net Income	1,871	1,848	7,803	8,474
Recurring Net Income	2,339	1,973	8,371	7,179
Net Income per share (1)	0.46	0.62	1.90	2.82
Recurring Net Income per share (1)	0.57	0.67	2.04	2.39
Return on Average Equity - Annualized (2)	17.0%	23.9%	22.1%	32.1%
Recurring Return on Average Equity - Annualized (2)	21.2%	25.5%	23.7%	27.2%
Solvency Ratio (BIS Ratio)	16.1%	14.7%	16.1%	17.1%
Efficiency Ratio	51.6%	47.0%	47.1%	46.2%
	Dec 31, 08		Sep 30, 08
Total Assets	632,728		396,599
Credit Operations (3)	271,938		164,486
Deposits + Debentures + Borrowings and Onlending and Securities (4)	282,708		162,905
Stockholders’ Equity	43,664		31,591

Data of the fourth quarter derive from the consolidation of balances, revenues and expenses of Itaú Unibanco while the result and balances of the third quarter of 2008 and the year 2007 correspond to the results and balances obtained by Itaú.

Itaú Pro Forma (I)				R$ million
Highlights	4th Q/08	3rd Q/08	2008	2007
Recurring Net Income	1,687	1,973	7,718	7,179
Recurring Net Income per share (1)	0.57	0.66	2.60	2.39
Recurring Return on Average Equity - Annualized (2)	20.8%	25.5%	25.2%	27.2%
Efficiency Ratio	49.7%	47.0%	46.1%	46.2%
	Dec 31, 08		Sep 30, 08
Total Assets	450,693		396,599
Credit Operations (3)	180,266		164,486
Deposits + Debentures + Borrowings and Onlending and Securities (4)	195,893		162,905
Stockholders’ Equity	33,347		31,591

Unibanco Pro Forma (II)				R$ million
Highlights	4th Q/08	3rd Q/08	2008	2007
Recurring Net Income	652	704	2,853	2,600
Recurring Net Income per share (1)	0.23	0.25	1.02	0.93
Recurring Return on Average Equity - Annualized (2)	20.1%	22.0%	22.8%	23.9%
Efficiency Ratio	55.6%	55.7%	54.3%	57.8%
	Dec 31, 08		Sep 30, 08
Total Assets	185,252		178,520
Credit Operations (3)	91,672		90,280
Deposits + Debentures + Borrowings and Onlending and Securities (4)	86,856		78,162
Stockholders’ Equity	13,044		12,919

(1) Calculated considering the weighted average number of shares outstanding.
(2) Annualized Return was calculated by dividing Net Income by the Average Stockholders’ Equity/Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(3) Include sureties and endorsements,
(4) Net of compulsory deposits as described on page 20.

3	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Executive Summary
Fourth Quarter of 2008

Managerial Statement of Income

In the fourth quarter of 2008, the consolidated net income of Itaú Unibanco pro forma was influenced by non-recurring events, as shown in the table below.

R$ million
	4th Q/08	3rd Q/08	2008	2007
Recurring Net Income	2,339	2,677	10,571	9,779
Effects related to Itaú Unibanco merger (merger of shares)	5,183	-	5,183	-
Equalization of accounting criteria	(1,414)	-	(1,414)	-
Provision for Itaú Unibanco merger expenses	(888)	-	(888)	-
Additional provision for loan losses	(3,023)	(66)	(3,089)	(443)
Effects of the adoption of Law No. 11,638	(136)	-	(136)	-
Economic plans provision	2	(58)	(174)	(206)
Disposal of investments	40	-	233	3,201
Goodwill amortization	(203)	-	(223)	-
Other non recurring effects	(30)	(2)	(59)	(408)
Total of non recurring effects	(468)	(126)	(567)	2,143
Net Income	1,871	2,551	10,004	11,921

Note:

The impacts of the nonrecurring events described above are net of tax effects. Further details are presented in Balance Sheet Note 22-l.

The net profit of the fourth quarter of 2008 results from the consolidation of revenues and expenses of Itaú Unibanco, while the result of the third quarter corresponds to the sum of the results obtained by Itaú and by Unibanco. In relation to the annual result, the net profit of 2008 derives from the sum of the consolidated result of the fourth quarter and the results obtained individually by Itaú and by Unibanco during the first nine months of 2008 while the net profit of 2007 derives from the sum of the results obtained individually by Itaú and by Unibanco during the twelve months of the year.

Macroeconomic Indices
	Dec 31,08	Sep 30,08	Dec 31,07
EMBI Brazil Risk	429	303	233
CDI (In the Quarter)	3.3%	3.2%	2.6%
Dollar Exchange Rate (Var. in the Quarter)	22.1%	20.3%	-3.7%
Dollar Exchange Rate (Quotation in R$)	2.3370	1.9143	1.7713
IGP-M (In the Quarter)	1.2%	1.5%	3.5%
Savings Rate (In The Quarter)	2.1%	2.1%	1.7%

Tax Effect of Hedge of Investments Abroad and Sovereign Bonds

R$ million
	4th Q/08	3rd Q/08	Variation
Tax Effect of Hedge of Investments Abroad (*)	2,797	2,071	726

Tax Effect of Sovereign Bonds	215	241	(26)
Total	3,012	2,313	699
(*) As shown in the table on page 11

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income which arises from reclassifications made in the accounting statement of income. Details of such reclassifications can be found in the reports for June 2005 to March 2006.
In the fourth quarter of 2008, the real depreciated by 22.1% against the U.S. dollar, while in the third quarter of the year it depreciated by 20.3%. With respect to the euro, the real depreciated by 20.2% and 7.5% in the fourth and third quarters of 2008, respectively.
As a result of the exchange variation seen in the period, combined with our policy of exchange risk management of investments abroad, the tax effect of the hedge of Itaú Unibanco investments abroad and sovereign bonds in our portfolio reached R$ 3,012 million.

4	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Executive Summary
Fourth Quarter of 2008

Managerial Statement of Income

Our strategy of management of the exchange risk of the capital invested abroad has the objective of not permitting impacts on the result management of the exchange variation. To reach that goal, the exchange risk is neutralized and the investments are remunerated in Reais by using derivative financial instruments. Our hedge strategy further considers all tax effects due, as well as the tax benefit obtained with sovereign securities issued by foreign governments.

R$ million
	Itaú Unibanco Pro Forma
4th Quarter/08	Pro Forma	Non-reccuring effects	Distribution of Exchange Variation	Tax Effect of Hedge of Investments Abroad and Sovereign Bonds	Managerial

Managerial Financial Margin	6,763	79	(24)	3,012	9,831
• Financial Margin with Customers	8,669	79	-	-	8,748
• Financial Margin with Market	(1,905)	-	(24)	3,012	1,083

Result from Loan Losses	(7,917)	4,908	38	-	(2,971)
Provision for Loan and Lease Losses	(8,376)	4,908	38	-	(3,430)
Recovery of Credits Written Off as Losses	459	-	-	-	459

Net Result from Financial Operations	(1,153)	4,987	14	3,012	6,860

Other Operating Income/(Expenses)	(7,556)	4,604	(35)	(314)	(3,303)
Banking fees and charge revenues	3,762	-	(12)	-	3,749
Result from Op. of Insurance, Pension Plans and Capitalization	294	265	(0)	-	559
Non-interest Expenses	(12,115)	5,065	128	-	(6,924)
Tax Expenses for ISS, PIS and Cofins	(713)	-	8	(314)	(1,019)
Equity in the Earnings of Associated Companies	263	(75)	(158)	-	30
Other Operating Income	953	(651)	-	-	302

Operating Income	(8,710)	9,591	(21)	2,698	3,557

Non-operating Income	(31)	13	(3)	-	(22)

Income before Tax and Profit Sharing	(8,741)	9,604	(24)	2,698	3,535
Income Tax and Social Contribution	11,033	(9,163)	5	(2,698)	(823)
Profit Sharing	(307)	-	-	-	(307)
Minority Interests	(114)	27	20	-	(67)

Net Income	1,871	468	0	-	2,339

R$ million
	Itaú Unibanco Pro Forma
3rd Quarter/08	Pro Forma	Non-reccuring effects	Distribution of Exchange Variation	Tax Effect of Hedge of Investments Abroad and Sovereign Bonds	Managerial

Managerial Financial Margin	6,950	-	(107)	2,313	9,156
• Financial Margin with Customers	8,147	-	-	-	8,147
• Financial Margin with Market	(1,197)	-	(107)	2,313	1,009

Result from Loan Losses	(2,446)	100	36	-	(2,309)
Provision for Loan and Lease Losses	(2,858)	100	36	-	(2,722)
Recovery of Credits Written Off as Losses	413	-	-	-	413

Net Result from Financial Operations	4,505	100	(70)	2,313	6,847

Other Operating Income/(Expenses)	(2,495)	84	(6)	(186)	(2,603)
Banking fees and charge revenues	3,595	-	(8)	-	3,586
Result from Op. of Insurance, Pension Plans and Capitalization	579	-	-	-	579
Non-interest Expenses	(6,544)	98	61	-	(6,385)
Tax Expenses for ISS, PIS and Cofins	(644)	-	-	(186)	(831)
Equity in the Earnings of Associated Companies	124	(13)	(54)	-	57
Other Operating Income	395	-	(5)	-	390

Operating Income	2,009	184	(76)	2,126	4,244

Non-operating Income	15	(3)	(4)	-	8

Income before Tax and Profit Sharing	2,025	181	(80)	2,126	4,252
Income Tax and Social Contribution	1,074	(59)	7	(2,126)	(1,104)
Profit Sharing	(334)	-	-	-	(334)
Minority Interests in subsidiaries	(214)	4	73	-	(137)

Net Income	2,551	126	(0)	0	2,677

5	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Executive Summary	Itaú Unibanco
Fourth Quarter of 2008

Net Income and Annualized Return on Average Equity

In the fourth quarter of 2008, Itaú Unibanco consolidated net income totaled R$ 1,871 million. During the period, recurring consolidated net income added up to R$ 2,339 million, a 12.7% decline when compared to the prior quarter. The parent company stockholders’ equity amounted to R$ 43,664 million at December 31, 2008, corresponding to a recurring annualized return on average capital of 21.2% in the last quarter of the year, declining by 330 basis points quarter-on-quarter.

Loan Portfolio (*)

(*) Includes endorsements and sureties.
R$ million
				Variation (%)
	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07
Individuals	93,173	90,229	74,966	3.3%	24.3%
Credit Card	23,638	20,854	19,792	13.3%	19.4%
Personal Loans	21,681	22,304	19,929	-2.8%	8.8%
Vehicles	47,854	47,070	35,245	1.7%	35.8%

Businesses	153,465	140,667	108,168	9.1%	41.9%
Corporate	100,849	91,027	71,414	10.8%	41.2%
Micro, small and middle market	52,616	49,640	36,755	6.0%	43.2%

Directed Loans	11,898	11,844	9,771	0.5%	21.8%
Rural Loans	5,654	6,082	5,349	-7.0%	5.7%
Mortgage Loans	6,244	5,762	4,423	8.4%	41.2%

Argentina/Chile/Uruguay/Paraguay	13,402	12,026	9,991	11.4%	34.1%

Total	271,938	254,766	202,896	6.7%	34.0%

The balance of the loans and financing portfolio of Itaú Unibanco, including endorsements and sureties, reached R$ 271,938 million on December 31, 2008, with accretion of 6.7% in relation to the third quarter of the year. Transactions of loans to companies presented an increase of 9.1% in relation to the previous quarter. Restrictions to which large companies have been subject to obtain capital in the capital market have contributed to the increase of the volume of loan and financing transactions with financial institutions. In relation to micro, small and mid-sized companies, we observed a stable credit demand. The exchange rate variation in the period also increased the total balance of credit operations with businesses.
In relation to the credit portfolio of individual clients, we noted an increase of 3.3% in relation to the previous quarter. The crisis in the financial markets caused the automobile financing and leasing portfolio to increase only 1.7% in relation to the previous quarter. The entry of the resources of the 13th month salary in the economy contributed to a reduction in the balance of credit to individuals between quarters. The credit card portfolio expanded 13.3% as a result of a greater use of this product as an instrument of payment in the year-end sales, and this increase occurred mainly in the balance of the installment that has not been financed.
The credit operations in Chile, Uruguay, Argentina and Paraguay increased by 11.4% in comparison to the previous quarter, as a result of the expansion of foreign trade financing transactions in Chile, as well as due to the exchange rate variation in the period.

Managerial Financial Margin

The managerial financial margin of Itaú Unibanco totaled R$ 9,831 million in the last quarter of 2008, which corresponds to an increase of 7.4% in relation to the previous quarter. The managerial financial margin obtained from transactions with clients totaled R$ 8,748 million, up 7.4% comparing both periods. The expansion of the balance of credit transactions in most recent quarters was the main factor responsible for such increase. In relation to the financial margin with the market, we verified an increase of 7.3% in relation to the previous quarter, totaling R$1,083 million.

6	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Executive Summary	Itaú Unibanco
Fourth Quarter of 2008

Provision for Loan Losses and Credit Portfolio

In the fourth quarter of 2008, the provision for loan losses increased by 26.0% from the prior quarter, to reach R$ 3,430 million. Such increase is primarily due to risk re-ratings of large companies, as well as the impact of the economic downturn on the risk quality of the micro, small and mid-sized companies, and individual portfolios.
The nonperforming loan ratio stood at 4.8%, with a 20 basis point change from the prior period. In the quarter, we have not made any credit assignments. So, we have adjusted the historic ratios series to eliminate the impact of credit assignments made in previous quarters.

NPL Ratio(*) - Individuals x Businesses (%)

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Banking fees and charge revenues

Itaú Unibanco banking service fees and banking charge revenues amounted to R$ 3,749 million in the fourth quarter of 2008, a 4.6% growth from the prior quarter. During the period, revenues from credit transactions and credit cards increased for seasonal reasons, primarily as a result of the higher volume of commercial transactions at year-end. The revenues from current account services increased due to the growth in the base of account holders who use the maxiconta package. The collection services fees increased due to the growth arising from the increased charge on collection services.

Non-interest Expenses

Efficiency Ratio (%) (*)

(*) The criteria for calculating the efficiency ratio are detailed on page 16.

In the last quarter of 2008, non-interest expenses grew by 8.4% compared to the third quarter, reaching R$ 6,924 million. During the period, Itaú Unibanco non-interest expenses were influenced by the Collective Labor Agreement, that increased the compensation expenses, and a higher level of operating activity, as is typical in the last quarter of the year. Our efficiency ratio stood at 51.6% in the fourth quarter of 2008, corresponding to a 200 basis point increase quarter-on-quarter.

Unrealized Profit/(Loss)

At December 31, 2008, Itaú Unibanco had a unrealized net income/(loss) of R$ 11,111 million. Also in the quarter, in the new macro economical context, we significantly increased the provision for loan losses, and the additional provisions to the minimum required by the bank authority, for the purpose of permitting the absorption of any increases in default resulting from the strong reversal of the economic cycle, reaching R$7,791 million and increasing the coverage index from 138% to 184%. Such provision is not taken into consideration when determining the unrealized net income/(loss).

7	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Executive Summary
Fourth Quarter of 2008

Consolidated Pro Forma Balance Sheet	R$ million
				Variation
				Dec/08-	Dec/08-
ASSETS	Dec 31,08	Sep 30,08	Dec 31,07	Sep/08	Dec/07

Current and Long-term Assets	622,570	565,005	435,181	10.2%	43.1%

Cash and Cash Equivalents	15,847	9,809	8,718	61.6%	81.8%
Short-term Interbank Deposits	124,546	124,540	94,457	0.0%	31.9%
Securities and Derivative Instruments	138,344	119,643	87,311	15.6%	58.4%
Interbank and Interbranch Accounts	14,268	28,466	24,615	-49.9%	-42.0%
Loans, Leasing Operations and Other Credits	241,043	224,059	176,002	7.6%	37.0%
(Allowance for Loan Losses)	(19,972)	(12,243)	(10,911)	63.1%	83.1%
Other Assets	108,495	70,732	54,988	53.4%	97.3%
Foreign Exchange Portfolio	51,829	31,229	23,286	66.0%	122.6%
Others	56,666	39,503	31,702	43.4%	78.7%

Permanent Assets	10,158	10,114	9,292	0.4%	9.3%
Investments	2,258	2,302	1,994	-1.9%	13.2%
Fixed Assets	4,057	3,380	3,073	20.0%	32.0%
Intangible	3,843	4,432	4,225	-13.3%	-9.0%

TOTAL ASSETS	632,728	575,120	444,473	10.0%	42.4%

R$ million
				Variation
				Dec/08-	Dec/08-
LIABILITIES AND EQUITY	Dec 31,08	Sep 30,08	Dec 31,07	Sep/08	Dec/07

Current and Long-term Liabilities	586,315	525,421	399,482	11.6%	46.8%
Deposits	206,189	167,491	127,235	23.1%	62.1%
Demand Deposits	28,071	23,424	38,413	19.8%	-26.9%
Savings Accounts	39,296	37,191	38,496	5.7%	2.1%
Interbank Deposits	2,921	3,196	2,765	-8.6%	5.6%
Time Deposits	135,901	103,680	47,561	31.1%	185.7%
Funds Received under Securities Repurchase Agreements	124,358	137,131	91,813	-9.3%	35.4%
Funds from Acceptances and Issue of Securities	19,596	19,194	12,972	2.1%	51.1%
Interbank and Interbranch Accounts	3,008	6,123	2,620	-50.9%	14.8%
Borrowings and On-lendings	42,636	39,396	33,137	8.2%	28.7%
Financial Instruments and Derivatives	14,807	10,953	7,778	35.2%	90.4%
Technical Provisions for Insurance, Pension Plans and Cap.	41,574	39,529	34,888	5.2%	19.2%
Other Liabilities	134,145	105,605	89,040	27.0%	50.7%
Foreign Exchange Portfolio	50,761	28,674	21,933	77.0%	131.4%
Subordinated Debt	22,465	20,138	17,132	11.6%	31.1%
Others	60,920	56,793	49,974	7.3%	21.9%

Deferred Income	231	163	130	41.4%	77.2%
Minority Interest in subsidiaries (*)	2,519	5,025	4,054	-49.9%	-37.9%

Stockholders’ Equity of Parent Company	43,664	44,510	40,806	-1.9%	7.0%

TOTAL LIABILITIES AND EQUITY	632,728	575,120	444,473	10.0%	42.4%

Deposits	206,189	167,491	127,235	23.1%	62.1%
Assets Under Management (AUM)	258,252	265,042	266,399	-2.6%	-3.1%

Total Deposits + Assets Under Management (AUM)	464,441	432,534	393,634	7.4%	18.0%

(*) The decrease in the balance of minority interest in subsidiaries is fundamentally related to the equity acquisitions of Unibanco AIG Seguros, Banco Itaú Europa S.A. and Itaú BBA Participações S.A.

8	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Executive Summary
Fourth Quarter of 2008

Consolidated Pro Forma Statement of Income	R$ million
					Variation
	4th Q/08	3rd Q/08	2008	2007	4th Q/08- 3rd Q/08%		2008- 2007%

Managerial Financial Margin	9,831	9,156	35,990	29,973	674	7.4%	6,016	20.1%
• Financial Margin with Customers	8,748	8,147	32,708	26,968	601	7.4%	5,740	21.3%
• Financial Margin with Market	1,083	1,009	3,282	3,006	73	7.2%	276	9.2%

Result from Loan Losses	(2,971)	(2,309)	(9,720)	(7,020)	(661)	28.6%	(2,700)	38.5%
Provision for Loan and Lease Losses	(3,430)	(2,722)	(11,286)	(8,331)	(708)	26.0%	(2,955)	35.5%
Recovery of Credits Written Off as Losses	459	413	1,566	1,311	46	11.2%	255	19.4%

Net Result from Financial Operations	6,860	6,847	26,270	22,954	13	0.2%	3,316	14.4%

Other Operating Income/(Expenses)	(3,302)	(2,603)	(9,911)	(7,592)	(699)	26.9%	(2,320)	30.6%
Banking fees and charge revenues	3,749	3,586	14,467	14,216	163	4.6%	251	1.8%
Result from Operations of Insurance, Pension Plans and Cap.	559	579	2,216	1,964	(20)	-3.5%	252	12.8%
Non-interest Expenses	(6,924)	(6,385)	(24,541)	(21,813)	(539)	8.4%	(2,728)	12.5%
Tax Expenses for ISS, PIS and Cofins	(1,019)	(831)	(3,378)	(2,954)	(188)	22.6%	(424)	14.4%
Equity in the Earnings of Associated Companies	30	57	194	374	(27)	-48.2%	(180)	-48.1%
Other Operating Income	302	390	1,131	622	(88)	-22.6%	509	81.8%

Operating Income	3,557	4,244	16,359	15,362	(686)	-16.2%	997	6.5%

Non-operating Income	(22)	8	17	(10)	(30)	-	27	-260.8%

Income before Tax and Profit Sharing	3,535	4,252	16,375	15,352	(717)	-16.9%	1,024	6.7%

Income Tax and Social Contribution	(823)	(1,104)	(3,900)	(3,918)	281	-25.5%	18	-0.5%
Profit Sharing	(307)	(334)	(1,372)	(1,304)	27	-8.2%	(68)	5.2%
Minority Interests in subsidiaries	(67)	(137)	(533)	(351)	70	-50.8%	(182)	51.8%
Recurring Net Income	2,339	2,677	10,571	9,779	(338)	-12.6%	792	8.1%
Number of shares outstanding - in thousands (*)	4,096,634	4,096,634	4,096,634	4,096,634
Book value per share - R$ (*)	10.66	10.87	10.66	10.87			(0.21)	-1.9%
Net Income per share - R$ (*)	0.57	0.65	2.58	2.39			0.19	8.1%

(*) Adjusted to reflect the stock issuance approved in November, 2008 extraordinary stockholders meeting and by the stock splits occurred in Apr/08 and Oct/07.

Data of the fourth quarter derive from the consolidation of balances, revenues and expenses of Itaú Unibanco while the result and balances of the third quarter of 2008 and the year 2007 correspond simply to the sum of the results and balances obtained by Itaú and by Unibanco in those periods.

In this quarter we will not present the pro forma statement of income by segment of Itaú Unibanco, since the business areas will go through restructuring processes with the purpose of permitting the integration of operations of the institutions. Thus, we believe that the disclosure of this pro forma statement of income within the current context would not reflect the business model that will be effective after the integration, and, therefore, is not relevant information.
Nevertheless, to enable the assessment of the performance of Itaú and of Unibanco in the fourth quarter of 2008, we will present the analysis by segments of Itaú pro forma and Unibanco pro forma, according to the pattern in which they have previously been disclosed.

9	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Analysis of the
Consolidated
Net Income

Itaú Unibanco

Analysis of the Consolidated Net Income
Managerial Financial Margin

In the last quarter of 2008, Itaú Unibanco obtained a management financial margin of R$ 9,831 million, up 7.4% in comparison with the financial margin of the third quarter of the year. The main components of such variation will be analyzed as follows.

Managerial Financial Margin	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Customers	8,748	8,147	601	7.4%
Interest Rate Sensitive Banking Transactions	1,200	1,324	(124)	-9.4%
Spread-Sensitive Banking Transactions	7,548	6,823	725	10.6%
Market	1,083	1,009	73	7.3%
Managerial of Foreign Exchange Risk from Investments (I)	584	466	118	25.3%
Treasury (II)	499	544	(45)	-8.2%
Total	9,831	9,156	674	7.4%

Managerial Financial Margin with Customers

The use of financial products and services by our corporate and individual clients gives rise to the management financial margin with clients that, in turn, is subdivided into the financial margin of the transactions that are sensitive to the variation of the interest rate and the margin of the transactions that are sensitive to spreads.
In the fourth quarter of 2008, we verified an increase of 7.4% in the management financial margin with clients, totaling R$ 8,748 million.
In the period, the financial margin of the transactions that are sensitive to the variation of the interest rate decreased 9.4% as a result, basically, of the volume of transactions.

Banking Transactions Sensitive to Variations in Interest

R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Average Balance	36,175	41,264	(5,089)	-12.3%
Financial Margin	1,200	1,324	(124)	-9.4%
Annualized Rate	13.3%	12.8%		43	b.p.

Annualized Rate of Banking Transactions Sensitive to Variations in Interest Rate

On the other hand, the financial margin of the transactions that are sensitive to spreads carried out with clients showed an increase of 10.6% in comparison with the previous quarter, which corresponds to R$ 725 million. Such increase results mainly from the increase of R$19,280 million of the average balance of loans and financing transactions since the spread was stable in relation to the previous quarter.

Banking Transactions Sensitive to Spreads	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Average Balance	314,086	280,388	33,697	12.0%
Financial Margin	7,548	6,823	725	10.6%
Annualized Rate	9.6%	9.7%		-12	b.p.

Annualized Rate of Banking Transactions Sensitive to Spreads

Managerial Market Financial Margin
The financial margin of the transactions carried out with the market is characterized by transactions carried out in the financial market to hedge investments abroad and by treasury transactions.
The financial margin of the transactions carried out with the market totaled R$1,083 million in the last quarter of the year, up 7.3% in relation to the previous quarter. The financial margin of the exchange risk administration of the investments abroad totaled R$ 584 million in the last quarter of the year, compared with R$ 466 million in the previous period.
The treasury result reached R$ 499 million in the fourth quarter of 2008, which corresponds to a decrease of 8.2% in relation to the previous period. The treasury margin in the fourth quarter was affected by the reduction in the result from hedge of positions of interest abroad, by the decrease in the result from exchange derivatives due to the impact of the drop of the exchange coupon, partially compensated by the increase in the result derived from own positions.

Managerial Financial Margin of Exchange Risk of Investments Abroad (I)	R$ million
	4th Quarter of 2008				3rd Quarter of 2008
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	17,734				14,912
Exchange Variation on Investments Abroad (B)		3,883		3,883		2,831		2,831
Effect of exchange risk management of investments abroad (C)=(D)+(E)		(6,097)	2,797	(3,300)		(4,437)	2,071	(2,366)
Assets Position in DI (D)	17,734	690		690	14,912	512		512
Liabilities Position in Foreign Currency (E)	(30,997)	(6,787)	2,797	(3,990)	(26,065)	(4,950)	2,071	(2,879)
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		(2,214)	2,797	584		(1,605)	2,071	466

11	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income
Managerial Financial Margin

The factors previously described caused the net interest margin (NIM - annualized rate of the management financial margin), not taking the financial margin into consideration), to decrease at 10.1%, subtracting 12.1 basis points to the previous quarter. Considering the impact of the provision expense for loan and lease losses, net of the recovery of credits written off as losses, the NIM after provisions reached 6.9% compared with 7.5% in the previous quarter.

Analysis of the Managerial Financial Margin	R$ million
	4th Q/08			3rd Q/08
	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)

Demand Deposits + Floatings	33,537			29,549

(-) Compulsory Deposits	(10,885)			(10,352)

Contingent Liabilities (-) Contingent Assets	3,951			1,380

Tax and Social Security Liabilities (-) Deposits in guarantee	10,886			10,000

(-) Tax Credits	(21,319)			(13,878)
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	20,004			24,565
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	36,175	1,200	13.3%	41,264	1,324	12.8%

	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)

Cash and Cash Equivalents + Interbank Deposits + Securities (*)	84,370			59,616

Interbank and Interbranch Accounts	10,436			18,328

Loans, Leasing and Other Credits	233,859			214,579

(Allowance for Loan Losses)	(15,402)			(11,945)

Net Foreign Exchange Portfolio (Asset/Liability)	822			(189)
Spread-Sensitive Banking Transactions Performed with Customers (B)	314,086	7,548	9.6%	280,388	6,823	9.7%

Managerial Financial Margin with Customer (C = A+B)	350,261	8,748	10.0%	321,652	8,147	10.1%

Managerial of Foreign Exchange Risk from Investments (I) (D)	17,597	584	13.3%	15,964	466	11.7%

Net Interest Margin (E = C+D)	367,858	9,332	10.1%	337,617	8,613	10.2%

Provision for Loan and Lease Losses (F)		(3,430)			(2,722)

Recovery of Credits Written Off as Losses (G)		459			413

Net Interest Margin after Provision for Credit Risk (H = E+F+G)	367,858	6,361	6.9%	337,617	6,304	7.5%

Treasury Financial Margin (II) (J)		499			544

Net Result from Financial Operations (L = H+J)		6,860			6,847
(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments
(-) Banking Transactions Sensitive to Variations in Interest Rate (-) Investments Abroad.
Note: Spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI x BM&F Fixed Rate (1 year)

12	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses	R$ million
					Variation
	4thQ/08	3rdQ/08	2008	2007	4th Q/08 - 3rd Q/08
Provision for Loan and Lease Losses	(3,430)	(2,722)	(11,286)	(8,331)	(708)	26.0%
Recovery of Credits Written Off as Losses	459	413	1,566	1,311	46	11.2%
Result from Loan Losses	(2,971)	(2,309)	(9,720)	(7,020)	(661)	28.6%

In the fourth quarter of 2008, expenses for the provision for loan and lease losses of Itaú Unibanco reached R$ 3,430 million, which corresponds to an increase of 26.0% in comparison with expenses of the previous quarter. Such increase results basically from reclassifications of risk ratings of large companies, as well as from the impact of deceleration of the economic activity on the risk of portfolios of micro, small and mid-size companies and of individual clients.
Historically, Itaú Unibanco constitutes an additional provision over that required by the bank authority, based upon the view that the level of provisioning has the necessary strength to absorb any increases in default foreseen in historical scenarios of incurred loss.
In the fourth quarter, considering the economic scenario and the uncertainties related thereto, the criteria for the constitution of additional provision for credit transactions have been reviewed, including a portion related to the risks associated with a more pessimistic scenario for 2009 and 2010, with no precedent when compared with the historical scenarios observed in the recent past.

Coverage Ratio

The coverage ratio is derived by dividing the balance of the provision for loan losses by the balance of transactions more than 60 days overdue. The 4670 basis point increase compared to third quarter of 2008 is essentially attributable to the additional provision for loan losses booked in the period.

Thus, in this quarter, total balance of additional provision reached R$ 7,791 million. We remind you that the expense for the constitution of the additional provision has been considered a nonrecurring event in the result of the fourth quarter of 2008.
Furthermore, to meet to this new scenario, we intensified the policy of greater selectiveness to grant credit, granting priority to the transactions with better risk quality.

Nonperforming Loans	R$ million
	Dec 31,08	Sep 30,08	Dec 31,07
Total Nonperforming Loans (a)	10,833	8,898	7,443
Credit Portfolio (b)	241,043	224,059	176,002
Credit Assignments (c)	734	1,536	1,578
NPL Ratio [(a)/(b)] x 100	4.5%	4.0%	4.2%
NPL Ratio [(a) + (c)]/[(b)+ (c)] x 100	4.8%	4.6%	5.1%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.
(c) Balance of Credit Assignments in previous quarters.

The quick reversion of the economic cycle caused the historical trend of our nonperforming ratio to reverse.
Thus, in the fourth quarter of 2008 the nonperforming loans index reached 4.8%, which corresponds to an increase of 20 basis points in comparison with the previous quarter. The individual clients’ transactions presented an index of 8.1% in the period, up 30 basis points in relation to the previous period. Similarly, the index obtained on the corporate clients’ portfolio reached 1.7% in the fourth quarter, which is equivalent to an increase of 20 basis points. It is relevant to emphasize that, in this quarter, we have not carried out any credit assignments. Thus, for the purpose of permitting greater comparability, we adjusted the historical data of the non performing loan index to disregard the impact of the credit assignments carried out in previous periods.

Overdue Loans	R$ million
	Dec 31,08	Sep 30,08	Dec 31,07
Overdue Loans (a)	18,115	14,670	13,229
Balance of Provision for Loan and Lease Losses (b)	(19,972)	(12,252)	(10,920)
Difference (b+a)	(1,857)	2,418	2,310

Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

Finally, our collection activities caused the income from recovery of credits previously written-off as losses to grow 11.2% in relation to the previous period, totaling R$ 459 million in the fourth quarter of 2008.

13	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Banking fee revenues and Banking charge revenues	R$ million
						Variation
		4th Q/08	3rd Q/08	2008	2007	4thQ/08 - 3rdQ/08		2008 - 2007
Asset Management	A	502	548	2,183	2,346	(47)	-8.5%	(163)	-7.0%
Current Account Services	B	698	669	2,575	2,504	29	4.3%	71	2.8%
Loan Operations and Guarantees Provided		575	579	2,506	2,644	(4)	-0.6%	(138)	-5.2%
Collection Services	C	378	347	1,377	1,302	31	9.0%	76	5.8%
Credit Cards	D	1,244	1,075	4,369	3,903	168	15.7%	466	11.9%
Other	E	353	368	1,457	1,518	(15)	-4.0%	(60)	-4.0%
Total		3,749	3,586	14,467	14,216	163	4.6%	251	1.8%

Banking service fee revenues, including banking charges, increased by 4.6% compared to the third quarter of 2008, chiefly driven by:

A) Decline in fund management revenues as a result of the decreased volume of assets under management. Such assets have migrated to time deposit transactions.

B) Growth in the base of account holders who use the maxiconta package.

C) Growth arising from the increased charges on collection services.

Banking fee revenues and Banking charge revenues

D) Seasonal growth related to a higher level of transactions during the fourth quarter.

Other
R$ million
		4th Q/08	3rd Q/08	Variation
Foreign Exchange Services		21	19	2
Income from Brokerage and Securities Placement	E	68	84	(16)
Income from Consultation to Serasa		2	1	0
Income from Custody Services and Management of Portfolio		41	42	(0)
Income from Economic and Financial Advisory		57	54	3
Commission Income		21	32	(11)
Other Services		144	136	8
Total		353	368	(15)

E) Lower volume of public offerings of shares.

14	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Non-interest Expenses
R$ million
					Variation
	4thQ/08	3rdQ/08	2008	2007	4thQ/08 - 3rdQ/08		2008 - 2007

Personnel Expenses	(2,649)	(2,363)	(9,336)	(8,088)	(286)	12.1%	(1,248)	15.4%

Other Administrative Expenses	(3,189)	(2,779)	(10,922)	(9,873)	(410)	14.7%	(1,049)	10.6%

Other Operating Expenses	(1,004)	(1,134)	(3,969)	(3,219)	130	-11.4%	(750)	23.3%

Tax Expenses	(82)	(110)	(315)	(632)	28	-25.2%	317	-50.1%
Total	(6,924)	(6,385)	(24,541)	(21,813)	(539)	8.4%	(2,728)	12.5%

Expenses in the fourth quarter of 2008 were up 8.4% from the third quarter, mostly driven by personnel expenses and other administrative expenses.

Personnel Expenses	R$ million
		4thQ/08	3rdQ/08	Variation
Compensation	A	(1,514)	(1,350)	(164)
Charges	A	(475)	(436)	(39)
Social Benefits	A	(396)	(340)	(56)
Training		(36)	(40)	3
Employee Resignation and Labor Claims	B	(227)	(197)	(30)
Total		(2,650)	(2,363)	(287)

Personnel expenses increased by 12.1% quarter-on-quarter. The main drivers were:
A) Impact of the Collective Labor Agreement (CCT), whereby compensation amounts were increased by 8.15% or 10%, in accordance with the salary level.
B) Higher expenses from setting up provisions for labor claims.

Other Administrative Expenses	R$ million
		4thQ/08	3rdQ/08	Variation
Data Processing and Telecommunication	C	(606)	(571)	(35)

Depreciation and Amortization	D	(306)	(249)	(57)
Facilities	E	(474)	(413)	(62)
Third-Party Services	F	(792)	(692)	(99)
Financial System Service		(204)	(167)	(37)

Advertising, Promotions and Publications	G	(311)	(248)	(63)

Transportation		(98)	(93)	(6)
Materials		(77)	(75)	(2)
Security		(88)	(84)	(4)
Legal		(23)	(17)	(6)
Travel		(41)	(37)	(5)
Others		(170)	(134)	(36)
Total		(3,189)	(2,779)	(410)

Other administrative expenses grew by 14.7%. The main drivers were:
C) Increased expenses for software rental and maintenance, systems consulting, data transmission and mailing services.
D) A result of higher investments made by the Bank during the prior quarters, leading to an increase in depreciable goods and assets.
E) Higher expenses for upkeep and maintenance of goods, as well as higher expenses for utilities and rental of properties.
F) Increased expenses for the acquisition of customer historical information, as well as higher advisory and consulting expenses.
G) Increased advertising, promotion and publication expenses.

Other Operating Expenses
R$ million
		4thQ/08	3rdQ/08	Variation
Provision for contingencies	H	(286)	(439)	153
Selling - Credit Cards		(181)	(223)	42
Claims		(157)	(141)	(16)
Others		(379)	(331)	(48)
Total		(1,004)	(1,134)	130

H) Other operating expenses declined by 11.4%, essentially due to lower provisions for fiscal contingences.

Number of Employees (*)

(*) Includes Chile and Uruguay employees as from Mar/07.

15	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Efficiency Ratio (*)
The fourth quarter efficiency ratio reached 51.6%, a 200 basis point increase in relation to the prior quarter index, driven by the growth of non-interest expenses at a faster pace when compared to the revenues´ growth.

Eficiency Ratio (*)

(*)	Efficiency Ratio =	Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses)
(Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (**)

(**) Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

History of Numbers of Points of Service (***)

(***)	Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies’ information. Does not include points of sale and TecBan’s ATM’ - Banco 24hs (5.306 in dec/08)
(****)	Others includes stores, kiosks and attendance centers: Taií, Fininvest, Hipercard, LuizaCred e PontoCred.

The number of service points was kept stable due to the growth in the amount of branches compensated by the reduction in the total number of ATMs.

16	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Analysis of the Consolidated Net Income

Internet Banking Clients

More than 200 thousand new customers were enabled to use Internet Banking in the fourth quarter of 2008. The number of Internet Banking accesses shows continued growth since the beginning of the year, to reach the peak of over three million in December.

Tax Expenses for ISS, PIS and Cofins

Tax expenses are 22.6% higher than those of the previous quarter, mainly as a result of PIS and Cofins due on the income from interest on capital distributed by the conglomerate companies which usually takes place at year-end, as well as by the growth of operational results in the period.

Income Tax and Social Contribution on Net Incone

After excluding nonrecurring effects and hedge effects on investments abroad, expenses for Income Tax and Social Contribution on Net Profits (Contribuição Social sobre Lucro Líquido – CSLL) of the fourth quarter of 2008 are 25.5% lower than expenses of the previous quarter as a result of the reduction in the recurring result before Income Tax and Social Contribution on Net Profits.

Expenses for Social Contribution on Net Profits due in the short term remain without the effect of increase in the rate from 9% to 15% as a result of the constitution of a tax credit in an amount that is sufficient to nullify such effect, in view of the fact that the bank Administration believes that the Direct Action of Unconstitutionality, filed by the National Confederation of the Financial System (Confederação Nacional do Sistema Financeiro – Consif), will be successful.

		R$ million
	4th Q/08	3rd Q/08	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	(8,741)	2,025	(10,765)
(+) Result from non-recurring events	9,604	181	9,423
(=) Recurring Result before IR and CSLL	863	2,206	(1,343)
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	(293)	(750)	457
(Inclusions) Exclusions and Other (B)	2,164	1,765	399
Exchange Variation on Investments Abroad	1,188	907	281
Interest on Own Capital	168	259	(91)
Dividends, Interest on External Debt Bonds and Tax Incentives	254	305	(51)
Other	554	294	260
Subtotal (C) = (A) + (B)	1,870	1,015	855
Exclusion of Exchange Variation and Tax Effects on Hedges of Investments Abroad and Sovereign Bonds (D)	(2,693)	(2,119)	(574)
Income Tax and Social Contribution (C)+(D)	(823)	(1,104)	281

17	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Consolidated Balance Sheet
Value at Risk
Ownership Structure

Itaú Unibanco

Consolidated Balance Sheet

History of Securities Portfolio							R$ million
							Variation (%)
	Dec 31, 08%		Sep 30, 08%		Dec 31, 07%		Dec/08-Sep/08	Dec/08-Dec/07
Public Securities - Domestic	52,907	38.2%	42,318	35.4%	28,640	32.8%	25.0%	84.7%
Public Securities - Foreign	12,035	8.7%	16,661	13.9%	12,568	14.4%	-27.8%	-4.2%
Total Public Securities	64,942	46.9%	58,980	49.3%	41,208	47.2%	10.1%	57.6%

Private Securities	25,774	18.6%	19,764	16.5%	14,911	17.1%	30.4%	72.8%

PGBL/VGBL Fund Quotas	30,024	21.7%	28,867	24.1%	24,835	28.4%	4.0%	20.9%

Derivative Financial Instruments	17,605	12.7%	12,031	10.1%	6,357	7.3%	46.3%	176.9%

Total Securities	138,344	100.0%	119,643	100.0%	87,311	100.0%	15.6%	58.4%

During the last quarter of 2008, Itaú Unibanco’s securities portfolio totalled R$ 138,344 million, corresponding to an increase of 15.6% in relation to the third quarter of 2008. In this period, as a result of the turbulence in the markets, we directed part of the available resources to assets with more liquidity.

Credit Portfolio							R$ million
Risk Level		AA	A	B	C	D - H	Total
Dec 31, 08	Credit Operations (*)	75,605	114,213	46,274	14,121	21,725	271,938
	% of Total	27.8%	42.0%	17.0%	5.2%	8.0%	100.0%

Sep 30, 08	Credit Operations (*)	78,939	110,232	39,362	10,450	15,783	254,766
	% of Total	31.0%	43.3%	15.5%	4.1%	6.2%	100.0%

(*) The credit portfolio balance includes sureties and endorsements.

Analysis of Sensitivity
The analysis of sensitivity by market risk factors of the Trading Portfolio and Banking Portfolio of Itaú Unibanco, on December 31, 2008, took three scenarios into consideration: addition of 1 basis point; shocks of more and less 25%; and shocks of more and less 50% in the portfolio, and in both cases the greater losses resulting from risk factors have been taken into consideration.
Total losses of Trading and Banking portfolios, with no regard to the correlation of factors, were R$ 2,026 million (net of tax effects), considering the shock scenario of 25%, and R$ 3,791 million (net of tax effects) with shock scenario of 50%. On the other hand, total losses with regard to the correlation of factors were R$ 1,407 million (net of tax effects), considering the shock scenario of 25%, and R$ 2,655 million (net of tax effects) considering the shock scenario of 50%. (See Note 7J to the Financial Statements).

Securities Portfolio
In the fourth quarter of 2008, the credit portfolio increased by 6.7% during the quarter and the share of credits rated “AA” to “C” in the total portfolio was 92.0%. The Food and Beverage industry showed the highest concentration, representing 5.0% of the total. Other significant industries in our portfolio include: Agribusiness, with a total balance of R$ 13,155 million, corresponding to 4.9% of the total portfolio; Metallurgy and Steel, with R$ 10,985 million, or 4.0% of the total portfolio; Transportation, with R$ R$ 9,911 million, or 3.6% of the total; Financial, with R$ 8,611 million, or 3.2% of the total; and Electric Energy Generation, Transportation and Distribution, with of R$ 8,301 million, or 3.1% of the total.
At December 31, 2008, Itaú Unibanco had verified swaps and target forwards with 68 clients, resulting in a 50% reduction in comparison to October 2008. The total exposure of these products was R$1,7 billion at an exchange rate of R$2.30, to be liquidated in December. Since then, some of those instruments have been liquidated.

Real Estate Credit
The real estate credit portfolio totaled R$ 6,224 million at December 31, 2008, equal to an 8.4% growth from the prior quarter.

19	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Consolidated Balance Sheet
Portfólio Aquisition X Compulsory Deposits
Every available method was used in order to reduce compulsory deposits through portfolio acquisition, which totalized R$ 327 million, and interbank deposits, achieving a total balance of R$ 8,025 million.

Payroll Credit
Itaú Unibanco’s payroll credit portfolio added up to R$ 4,552 million at December 31, 2008, increasing by 7.7% from the prior quarter.

Credit Card

In the fourth quarter of 2008, we can see a reduction of the financed part of credit card operations to 27.0% of the total portfolio balance, as a result of the 15.6% growth on the non financed, compared to a 5.1% growth of the financed part.

Credit Card Portfolio

Funding

In the fourth quarter of 2008, funds obtained, added up to R$ 600,381 million, growing by 3.9% compared to the prior quarter.
During the quarter, time deposits increased by 38.4% from the third quarter of the year, to reach R$ 118,909 million at December 31, 2008, thus becoming our main funding instrument with clients. On the other hand, the balance of funding through own debentures (Committed Operations) declined by 17.3%. Assets under management reached R$ 258,252 million at December 31, 2008, a 2.6% decrease compared to the prior quarter.

Funding from Customers					R$ million
	Dec 31, 08	Sep 30, 08	Dec 31, 07	Dec/08 - Sep/08	Dec/08 - Dec/07
Demand deposits	28,071	23,424	38,413	19.8%	-26.9%
Savings deposits	39,286	37,182	38,487	5.7%	2.1%
Time deposits	118,909	85,897	38,837	38.4%	206.2%
Mortgage - Backed Notes / Debentures (Committed operations)	55,477	67,067	46,367	-17.3%	19.6%
(1) Funding from Customers	241,743	213,570	162,104	13.2%	49.1%
Institutional customers	30,442	32,287	24,584	-5.7%	23.8%
Onlending	18,456	17,277	14,735	6.8%	25.3%
(2) Total - Funding from Customers	290,641	263,134	201,423	10.5%	44.3%
Assets under management	258,252	265,042	266,399	-2.6%	-3.1%
Technical provisions for insurance, pension plan and capitalization	41,574	39,529	34,940	5.2%	19.0%
(3) Total Customers	590,467	567,705	502,762	4.0%	17.4%
Deposits from Banks	2,921	3,196	2,765	-8.6%	5.6%
Funds from acceptance and issuance of securities	6,993	7,217	4,834	-3.1%	44.7%
(4) Total Funding	600,381	578,117	510,361	3.9%	17.6%
At the end of 2008, the credit operation balance consumed R$ 241,043 million of the total funding from clients, borrowings, onlendings, securities and sovereign bonds, net of compulsory deposits. The remaining resources were used in the management of our liquidity.

Relation between Loan Portfolio and Funding
	Dec 31, 08	Sep 30, 08	Dec 31, 07	Dec/08 - Sep/08	Dec/08 - Dec/07
Funding from customers	290,641	263,134	201,423	10.5%	44.3%
(-) Compulsory deposits + available funds	(39,036)	(51,403)	(36,162)	-24.1%	7.9%
Funds from acceptance and issuance of securities	6,993	7,217	4,834	-3.1%	44.7%
Borrowings	24,110	22,119	18,402	9.0%	31.0%
Total (A)	282,708	241,066	188,496	17.3%	50.0%
Loan Portfolio (B) (*)	241,043	224,059	176,002	7.6%	37.0%
B/A	85.3%	92.9%	93.4%	-8.3%	-8.7%
(*) The credit portfolio balance does not include sureties and endorsements.

20	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Consolidated Balance Sheet

External Funding

Funding made by Itaú Unibanco abroad constitutes an important source of resources for the institution. Below we highlight and explain in detail the main issues in effect on December 31, 2008.

Main Issues in Effect (1)								R$ millions
Instrument	Coordinator	Balance at Sep 30, 08	Issues	Amortization	Balance at Dec 31, 08	Issue Date	Maturity Date	Coupon % p.y.
Fixed Rate Notes (2)	Merrill Lynch	282			331	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and taubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and taubank	80			80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Dresdner Bank	21		(5)	16	06/13/2003	07/15/2009	6.150%
Fixed Rate Notes	Merrill Lynch	55		(55)	0	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	Citibank	200			200	12/12/2003	12/15/2013	9.735%
Fixed Rate Notes	UBS/Merrill Lynch	500			500	07/29/2005	perpetual	8.700%
Fixed Rate Notes (3)	Itaú Chile	97			97	07/24/2007	07/24/2017	UF (10) + 3,79%
Fixed Rate Notes (4)	Itaú Chile	98			98	10/30/2007	10/30/2017	UF (10) + 3,44%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor (11) + 1,25%
Floating Rate Notes	Nomura	170		(8)	162	10/15/2003	10/15/2013	Libor (11) + 1,35%
Floating Rate Notes	Merrill Lynch	105		(105)	0	07/07/2004	03/20/2011	Libor (11) + 0,65%
Floating Rate Notes (5)	HypoVereinsbank and ING	281			277	06/22/2005	06/22/2010	Euribor (12) + 0,375%
Floating Rate Notes	Calyon	178			178	06/30/2005	09/20/2012	Libor (11) + 0,20%
Floating Rate Notes (6)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	141			139	12/22/2005	12/22/2015	Euribor (12) + 0,55%
Floating Rate Notes	Standard Bank	105			105	01/15/2006	01/15/2016	Libor (11) + 1,20%
Floating Rate Notes	Mizuho	150		(4)	146	07/17/2006	07/15/2014	Libor (11) + 0,33%
Floating Rate Notes (7)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	422			416	07/27/2006	07/27/2011	Euribor (12) + 0,32%
Floating Rate Notes	Dresdner Bank	200			200	09/20/2006	09/20/2013	Libor (11) + 0,50%
Floating Rate Notes	Sumitomo	200			200	04/26/2007	04/15/2014	Libor (11) + 1,175%
Floating Rate Notes	Citibank	200			200	05/21/2007	07/15/2015	Libor (11) + 0,80%
Floating Rate Notes	Sumitomo and WestLB	200			200	04/25/2008	07/15/2015	Libor (11) + 0,75%
Floating Rate Notes	Citibank	225			225	09/24/2008	09/20/2013	Libor (11) + 1,50%
Medium Term Notes (8)	Citibank and UBB Securities	170			139	02/11/2005	02/11/2010	IGP-M + 8,70%
Medium Term Notes (9)	HSBC	209			162	05/30/2007	05/30/2012	9.21%
Other Notes (13)		1,820			1,453
Total		6,602	0	(177)	6,017

(1) Amounts related to principal.
(2) Amount in US$ equivalent on the dates to JPY 30 billion.
(3) and (4) Amounts in US$ equivalent on the dates of issue to CHP 46.9 billion, and to CHP 48.5 billion, respectively.
(5), (6) and (7) Amounts in US$ equivalent on the dates to € 200 million, to € 100 million, and to € 300 million, respectively.
(8) and (9) Amounts in US$ equivalent on the dates to R$325 million and R$387 million, respectively.
(10) Incentive Financial Unit.
(11) Libor 180 days.
(12) Euribor 90 days.
(13) Structured Notes and Credit Linked Notes

Equity
On December 31, 2008, the consolidated net equity of Itaú Unibanco totaled R$ 43,664 million. At the end of 2008, we reached a BIS Ratio of 16.10%. With the introduction of Resolution 3,674 of the Central Bank, we started adding the full amount of our additional provision for loan losses to the Level I capital.

Value at Risk - VaR

Itaú Unibanco
The table below shows Itaú Unibanco consolidated Global VaR, comprising the portfolios of Unibanco, Itaú BBA, Itaú Europa, Itaú Argentina, Itaú Chile, and Itaú’s structural portfolio. Itaú’s and Itaú BBA’s portfolios are analyzed together and segregated by risk factor. It can be seen that the diversification of business units’ risks is significant, which enables the group to maintain an overall exposure to market risk at very low levels when compared to its capital. Itaú Unibanco continues to adhere to its policy of operating within relatively low limits. In spite of the change in Global VaR at the end of the quarter, no significant growth in these levels was seen, even with the increased volatility of the individual risk factors.

VaR do Itaú Unibanco(*)		R$ million
	Dec 31, 08	Sep 30, 08
Itaú(*) + Itaú BBA
Fixed Rate	159.3	167.6
TR	13.8	30.4
Inflation Index Linked Interest Rate	4.6	7.2
Dollar Linked Interest Rate	16.6	39.4
Foreign Exchange Rate	17.2	52.4
Private Securities and Sovereign Bonds	22.2	27.5
Equities	15.5	21.2
Foreign Interest Rate	7.8	19.6
Commodities	0.0	0.1
Others Foreign Exchange Rate	1.0	0.8
Others	8.6	12.5
UNIBANCO	66.2	64.4
Itaú Europa	5.9	7.2
Itaú Argentina	5.1	4.1
Itaú Chile	1.1	1.0
Itaú Uruguai	2.8	0.0
Diversification Effect	(97.9)	(179.4)
VaR Global	249.9	276.0
Maximum VaR	814.6	420.1
Average VaR	403.2	173.2
Minimum VaR	243.9	99.9

(*) Ex operations of Proprietary trading desk.
Adjusted for tax purposes.

21	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Ownership Structure

Management of our ownership structure is intended to optimize the capital allocation to the various segments comprising the conglomerate.
Note 16 to the Consolidated Financial Statements sets out the average acquisition cost of treasury shares, as well as the activity in options granted to conglomerate executives under the “Option Plan”.

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.	Common	Preferred	Total
Balance at September 2008	1,553,419	1,469,990	3,023,408
Increase in Capital (EGM 11/28/2008)	527,751	614,237	1,141,988
Cancellation of Shares (EGM 11/28/2008)	-	(10,000)	(10,000)
Balance at December 2008	2,081,169	2,074,227	4,155,396
Shares in Treasury - December 2008 (in thousands)	-	(58,763)	(58,763)
Total Shares (-) Treasury (in thousands)	2,081,169	2,015,464	4,096,633

The organization chart below summarizes our current ownership structure.

22	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú Unibanco

Merger of Unibanco Shares
The association of Itaú and Unibanco was approved at the Extraordinary Stockholders’ Meeting held on November 28, 2008, and sanctioned by the Brazilian Central Bank on February 18, 2009. As a result of such approvals:

A) On March 31, 2009, Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A. shares shall be replaced with Itaú Unibanco Banco Múltiplo S.A. shares;

B) The symbols for trading in Unibanco 'UBBR' and 'UBHD' shall be substituted by the symbols 'ITAU' for shares traded on the BM&FBOVESPA and 'ITU' for ADRs traded on the New York Stock Exchange (NYSE);

C) This share exchange shall be effected in whole numbers; and the remaining shares arising from share fractions shall be sold via auction on the São Paulo Stock Exchange, the net amount being credited in full to the settlement account indicated by the stockholder;

D) Accordingly, Unibanco stockholders, who are now stockholders of Itaú Unibanco, will be remunerated in accordance with the dividend policy of the new organization, that is, by payments of dividends and /or monthly, supplementary payments of interest on own capital (JCP) declared by Itaú Unibanco as from November 28, 2008.

Detailed information and other aspects of the association of Itaú and Unibanco can also be found at our investor relations website at www.itauunibancoir.com.

Corporate Sustainability Index - ISE
Itaú Unibanco was selected to comprise the theoretical portfolio of ISE (Corporate Sustainability Index) of BM&FBovespa, 2008-2009 version. ISE is intended to reflect the return of a portfolio comprised of shares in companies that are known for their commitment to social responsibility, as well as to promote good practices within the Brazilian corporate community. Itaú Unibanco’s share in the index is 27.4%.

Apimec 2008 Cycle – 4th Quarter
Under the ongoing Apimec 2008 Cycle throughout Brazil, in the fourth quarter, meetings were held in São Paulo and Campinas. In 2008, Unibanco and Itaú held 5 and 16 Apimec meetings, respectively, testifying to the two institutions’ commitment to spreading the culture of capital markets in Brazil. The first joint Itaú Unibanco meeting was held in the city of São Paulo, on December 9. The event, with the presence of over 640 participants, was broadcast live on the Internet, with simultaneous translation into English and Spanish. The presentations may be accessed at the investor relations website www.itauunibancoir.com.

Performance in the Stock Market

Stock Market Performance (São Paulo Stock Exchange) - R$
	Preferred	Unit	Common
4th Quarter / 2008	Itaú	Unibanco	Itaú	Unibanco
Maximum in the quarter (a)	32.44	19.35	29.50	19.00
Average in the quarter	25.75	14.58	22.31	14.48
Minimum in the quarter (b)	16.91	8.90	16.13	6.75
Variation % (a/b)	91.8%	117.4%	82.9%	181.5%
Closing Price (*)	26.10	14.85	21.50	17.50
(*) On December 30, 2008.

Average Daily Volume Traded - R$ million (*)

(*) Calculated using daily conversion of dollar (US$) to real (R$).

With respect to Itaú Unibanco performance in 2008, the following aspects should be noted:

A) In terms of volume of ADRs traded, Itaú Unibanco is now the leading bank in the world, and the seventh in the global ranking of companies with ADRs traded on NYSE. The average daily financial volume of our ADRs reached R$ 632 million in 2008, increasing by 39.8% from the prior year.

B) In spite of the volatility seen in capital markets in the fourth quarter of 2008, Itaú Unibanco market capitalization was R$ 107.9 billion in December 2008, thus consolidating its position among the 15 largest financial institutions in the world, able to compete in the international scenario with large global banks. This evidences our focus on creating shareholder value.

Market Capitalization(*) x Bovespa Index (Ibovespa)

(*) Average price of preferred shares on the last trading day of the period x total shares outstanding.

23	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Management Discussion
and Analysis

ITAÚ

Itaú

Executive Summary
Fourth Quarter of 2008

In order to enable an accurate assessment of Itaú’s performance in the fourth quarter of 2008, the Management Operational Analysis Report presents below an analysis and discussion of the factors which influenced the composition of the institution’s pro forma net income for the period, disregarding the impacts from the association with Unibanco.

Tax Effect of Hedge and Sovereign Bonds	R$ million
	4th Q/08	3rd Q/08	Variation
Tax Effect of Hedge of Investments Abroad (*)	2,018	1,372	646
Tax Effect of Sovereign Bonds	143	166	(23)
Total	2,161	1,538	622

(*) As shown in the table on page 33.

Managerial Statement of Income
	R$ million
	Itaú Pro Forma
4th Quarter/08	Pro Forma	Exclusion of Distribution of Exchange Variation	Tax Effect of Hedge and Sovereign Bonds	Managerial

Managerial Financial Margin	4,577	(2)	2,161	6,736
• Financial Margin with Customers	6,201	-	-	6,201
• Financial Margin with Market	(1,623)	(2)	2,161	536

Result from Loan Losses	(2,319)	38	-	(2,281)
Provision for Loan and Lease Losses	(2,701)	38	-	(2,664)
Recovery of Credits Written Off as Losses	382	-	-	382

Net Result from Financial Operations	2,258	36	2,161	4,455

Other Operating Income/(Expenses)	(1,865)	(35)	(218)	(2,118)
Banking fees and charge revenues	2,629	(12)	-	2,617
Result from Op. of Insurance, Pension Plans and Capitalization	327	(0)	-	327
Non-interest Expenses	(4,659)	128	-	(4,531)
Tax Expenses for ISS, PIS and Cofins	(475)	8	(218)	(686)
Equity in the Earnings of Associated Companies	186	(158)	-	28
Other Operating Income	128	-	-	128

Operating Income	393	1	1,943	2,337

Non-operating Income	9	(3)	-	5

Income before Tax and Profit Sharing	402	(2)	1,943	2,342
Income Tax and Social Contribution	1,370	5	(1,943)	(568)
Profit Sharing	(104)	-	-	(104)
Minority Interests	19	(2)	-	17

Net Income	1,687	0	0	1,687

	R$ million
	Itaú Pro Forma
3rd Quarter/08	Pro Forma	Exclusion of Distribution of Exchange Variation	Tax Effect of Hedge and Sovereign Bonds	Managerial

Managerial Financial Margin	4,941	(107)	1,538	6,373
• Financial Margin with Customers	5,631	-	-	5,631
• Financial Margin with Market	(690)	(107)	1,538	741

Result from Loan Losses	(1,751)	36	-	(1,715)
Provision for Loan and Lease Losses	(2,088)	36	-	(2,052)
Recovery of Credits Written Off as Losses	337	-	-	337

Net Result from Financial Operations	3,190	(70)	1,538	4,658

Other Operating Income/(Expenses)	(1,411)	(6)	(108)	(1,524)
Banking fees and charge revenues	2,591	(8)	-	2,583
Result from Op. of Insurance, Pension Plans and Capitalization	325	-	-	325
Non-interest Expenses	(4,307)	61	-	(4,245)
Tax Expenses for ISS, PIS and Cofins	(422)	-	(108)	(530)
Equity in the Earnings of Associated Companies	110	(54)	-	56
Other Operating Income	292	(5)	-	287

Operating Income	1,779	(76)	1,431	3,134

Non-operating Income	23	(4)	-	20

Income before Tax and Profit Sharing	1,803	(80)	1,431	3,153
Income Tax and Social Contribution	501	7	(1,431)	(923)
Profit Sharing	(207)	-	-	(207)
Minority Interests	(124)	73	-	(51)

Net Income	1,973	-	-	1,973

27	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Executive Summary
Fourth Quarter of 2008

Net Income and Annualized Return on Average Equity

Itaú’s pro forma net income in the fourth quarter of 2008 totaled R$ 1,687 million, corresponding to a 14.5% decline from the recurring net income for the prior quarter.

Loan Portfolio (*)

(*) Includes endorsements and sureties.

				R$ million
				Variation (%)
	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07
Individuals	68,912	66,158	54,416	4.2%	26.6%
Credit Card	13,450	11,447	10,925	17.5%	23.1%
Personal Loans	15,347	15,296	13,881	0.3%	10.6%
Vehicles	40,115	39,414	29,611	1.8%	35.5%

Businesses	90,952	79,198	57,524	14.8%	58.1%
Corporate	54,047	45,900	35,755	17.8%	51.2%
Micro, small and middle market	36,905	33,298	21,769	10.8%	69.5%

Directed Loans	8,412	8,144	6,335	3.3%	32.8%
Rural Loans	4,364	4,574	3,654	-4.6%	19.4%
Mortgage Loans	4,048	3,570	2,682	13.4%	51.0%

Argentina/Chile/Uruguay	12,285	10,986	9,314	11.8%	31.9%

Total	180,562	164,486	127,589	9.8%	41.5%

Itaú’s loan and financing portfolio, including sureties and endorsements, added up to R$ 180,562 million at December 31, 2008, a 9.8% increase from the third quarter of the year. With the worsening of the international financial crises in mid-September, loan transactions to companies grew 14.8% compared to the prior period and were particularly affected by the significant demand for credit on the part of large corporations, thus increasing the transaction balance by 17.8%. A further driver was the impact of the depreciation of the real against foreign currencies, which helped increase the total balance of transactions quarter-on-quarter, as a significant portion of such transactions is expressed in, or linked to, these currencies. The individual loan portfolio grew by 4.2% from the prior quarter. As a result of the crisis in financial markets, the vehicle financing and leasing portfolio increased by a mere 1.8% compared to the third quarter. Stricter selection criteria in the extension of loans to individuals helped the balance of personal credit transactions to remain virtually stable quarter-on-quarter. The credit card portfolio balance increased by 17.5%, due to the seasonal growth in the use of this product as a payment means of year-end purchases.
Credit transactions in Chile, Uruguay and Argentina were up 11.8% from the prior quarter, chiefly due to the expansion in external trade financing transactions in Chile and to the impact of exchange rates in the quarter.

Managerial Financial Margin

Itaú’s managerial financial margin reached R$ 6,736 million in the fourth quarter of 2008, a 5.7% increase from the prior quarter. The managerial financial margin on customer transactions added up to R$ 6,201 million, a 10.1% increase compared to the prior period. The main driver of the increased financial margin on customer transactions was the expansion in the loan transactions balance. On the other hand, the financial margin on market transactions declined 27.8% from the prior quarter, chiefly driven by treasury results that were affected by the reduction in the result from hedge of interest positions abroad, by the decrease in the result from exchange derivatives, due to the impact of the drop of the exchange coupon partially compensated by the increase in the result derived from own positions.

28	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Executive Summary
Fourth Quarter of 2008

Provision for Loan Losses and Credit Portfolio

In the last quarter of 2008, Itaú’s expenses for the provision for loan losses reached R$ 2,664 million, a 29.8% growth from the prior quarter. The quarter was essentially characterized by risk re-ratings of large companies and increased delinquency levels of customers comprising two portfolios - micro, small and mid-sized companies, and individuals.
The nonperforming loans ratio stood at 5.0% in the fourth quarter of 2008, a 10 basis point change from the prior quarter. In the quarter, we have not made any credit assignments. As a result, we have adjusted the historical ratios series to eliminate credit assignments made in previous quarters.

NPL Ratio(*) - Individuals x Businesses (%)

(*) Nonperforming Loans: Loan transactions overdue more than 60 days.

Banking fees and charge revenues

Itaú’s banking services fees and banking charge revenues added up to R$ 2,617 million in the fourth quarter of 2008, increasing by 1.3% compared to the prior quarter. Revenues from credit and credit card transactions grew as a result of year-end sales. On the other hand, the migration of funds from investment funds to time deposits prompted a decline in asset management revenues. Besides this, the downturn in capital markets reduced revenues from investment banking. Finally, revenues from loan registration suffered negatively, influenced by the policy of customer loyalty and by the decrease in financing transactions.

Non-interest Expenses

Itaú’s non-interest expenses grew by 6.7% from the prior period, to reach R$ 4,531 million. During the last quarter of 2008, non-interest expenses were affected by the Labor Collective Agreement, whereby salaries were adjusted, as well as a higher operating activity level, which is typical of this period of the year, as Christmas sales and the payment of the 13th month salary fuel commercial and economic activities in general. During the quarter, the number of branches grew by 1.7% compared to September 2008, totaling 2,898 units. The efficiency ratio stood at 49.7%, a 270 basis point increase from the prior quarter.

Efficiency Ratio (%) (*)

(*) The criteria for calculating the efficiency ratio are detailed on page 38.

29	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Executive Summary
Fourth Quarter of 2008

Consolidated Pro Forma Balance Sheet
				R$ million
				Variation %
ASSETS	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07

Current and Long-term Assets	444,174	389,920	288,566	13.9%	53.9%

Cash and Cash Equivalents	11,809	6,021	4,288	96.1%	175.4%
Short-term Interbank Deposits	85,586	86,491	56,785	-1.0%	50.7%
Securities and Derivative Instruments	97,540	81,607	61,338	19.5%	59.0%
Interbank and Interbranch Accounts	11,961	20,828	17,727	-42.6%	-32.5%
Loans, Leasing Operations and Other Credits	167,146	151,015	115,548	10.7%	44.7%
(Allowance for Loan Losses)	(13,912)	(8,789)	(7,926)	58.3%	75.5%
Other Assets	84,044	52,747	40,806	59.3%	106.0%
Foreign Exchange Portfolio	43,425	24,268	18,770	78.9%	131.4%
Others	40,619	28,479	22,036	42.6%	84.3%

Permanent Assets	6,519	6,679	6,310	-2.4%	3.3%
Investments	885	1,416	1,260	-37.5%	-29.7%
Fixed Assets	2,582	2,447	2,230	5.5%	15.8%
Intangible	3,051	2,816	2,820	8.3%	8.2%

TOTAL ASSETS	450,693	396,599	294,876	13.6%	52.8%

				Variation %
LIABILITIES AND EQUITY	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07

Current and Long-term Liabilities	415,910	362,547	263,713	14.7%	57.7%
Deposits	150,673	113,078	81,592	33.2%	84.7%
Demand Deposits	23,977	19,960	28,134	20.1%	-14.8%
Savings Accounts	31,896	29,925	27,990	6.6%	14.0%
Interbank Deposits	2,042	2,345	1,616	-12.9%	26.4%
Time Deposits	92,758	60,847	23,852	52.4%	288.9%
Funds Received under Securities Repurchase Agreements	91,006	105,803	64,733	-14.0%	40.6%
Funds from Acceptances and Issue of Securities	11,103	10,583	8,371	4.9%	32.6%
Interbank and Interbranch Accounts	2,172	4,836	1,856	-55.1%	17.0%
Borrowings and On-lendings	24,062	20,808	16,800	15.6%	43.2%
Financial Instruments and Derivatives	8,008	5,094	3,857	57.2%	107.6%
Technical Provisions for Insurance, Pension Plans and Cap.	28,950	27,573	23,832	5.0%	21.5%
Other Liabilities	99,936	74,771	62,671	33.7%	59.5%
Foreign Exchange Portfolio	42,631	23,949	18,918	78.0%	125.4%
Subordinated Debt	14,273	12,512	11,375	14.1%	25.5%
Others	43,032	38,311	32,378	12.3%	32.9%

Deferred Income	119	90	74	32.1%	62.3%
Minority Interest in subsidiaries (*)	1,317	2,371	2,121	-44.5%	-37.9%

Stockholders’ Equity of Parent Company	33,347	31,591	28,969	5.6%	15.1%

TOTAL LIABILITIES AND EQUITY	450,693	396,599	294,876	13.6%	52.8%

Deposits	150,673	113,078	81,592	33.2%	84.7%
Assets Under Management (AUM)	201,984	209,400	211,464	-3.5%	-4.5%

Total Deposits + Assets Under Management (AUM)	352,657	322,478	293,056	9.4%	20.3%

(*) The decrease in the balance of minority interest in subsidiaries is fundamentally related to the equity acquisitions of Banco Itaú Europa S.A. and Itaú BBA Participações S.A.
Note: In December 31, 2008 the consolidated balance sheets of Itaú Unibanco does not represent the sum of Itaú and Unibanco because there are operations between both companies.

30	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Executive Summary
Fourth Quarter of 2008

Consolidated Pro Forma Statement of Income
					R$ million
					Variation
	4th Q/08	3rd Q/08	2008	2007	4th Q/08- 3rd Q/08%		2008- 2007%

Managerial Financial Margin	6,736	6,373	24,511	20,356	364	5.7%	4,155	20.4%
· Financial Margin with Customers	6,201	5,631	22,044	18,152	569	10.1%	3,892	21.4%
· Financial Margin with Market	536	741	2,467	2,204	(206)	-27.8%	263	11.9%

Result from Loan Losses	(2,281)	(1,715)	(7,241)	(5,108)	(567)	33.0%	(2,133)	41.8%
Provision for Loan and Lease Losses	(2,664)	(2,052)	(8,503)	(6,176)	(612)	29.8%	(2,326)	37.7%
Recovery of Credits Written Off as Losses	382	337	1,262	1,068	45	13.5%	193	18.1%

Net Result from Financial Operations	4,455	4,658	17,271	15,248	(203)	-4.4%	2,022	13.3%

Other Operating Income/(Expenses)	(2,118)	(1,524)	(5,657)	(3,780)	(594)	39.0%	(1,878)	49.7%
Banking fees and charge revenues	2,617	2,583	10,295	10,173	34	1.3%	122	1.2%
Result from Operations of Insurance, Pension Plans and Cap.	327	325	1,338	1,219	2	0.6%	119	9.7%
Non-interest Expenses	(4,531)	(4,245)	(15,965)	(13,994)	(286)	6.7%	(1,972)	14.1%
Tax Expenses for ISS, PIS and Cofins	(686)	(530)	(2,169)	(1,971)	(156)	29.4%	(199)	10.1%
Equity in the Earnings of Associated Companies	28	56	181	272	(28)	-50.6%	(90)	-33.2%
Other Operating Income	128	287	664	521	(160)	-55.5%	142	27.3%

Operating Income	2,337	3,134	11,613	11,469	(797)	-25.4%	145	1.3%

Non-operating Income	5	20	28	(0)	(14)	-	29	-15104.1%

Income before Tax and Profit Sharing	2,342	3,153	11,642	11,469	(811)	-25.7%	173	1.5%

Income Tax and Social Contribution	(568)	(923)	(3,000)	(3,368)	355	-38.5%	369	-10.9%
Profit Sharing	(104)	(207)	(750)	(744)	103	-49.6%	(6)	0.9%
Minority Interests in subsidiaries	17	(51)	(174)	(178)	68	-132.9%	5	-2.6%

Recurring Net Income	1,687	1,973	7,718	7,179	(286)	-14.5%	540	7.5%

31	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Analysis of the
Net Income

Itaú

Analysis of the Net Income

Managerial Financial Margin

In the last quarter of 2008, Itaú obtained a managerial financial margin of R$6,736 million, up 5.7% in comparison with the financial margin of the third quarter of the year. The main components of such variation will be analyzed as follows.

Managerial Financial Margin	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Customers	6,201	5,631	569	10.1%
Interest Rate Sensitive Banking Transactions	886	998	(112)	-11.2%
Spread-Sensitive Banking Transactions	5,315	4,633	682	14.7%
Market	536	741	(206)	-27.8%
Managerial of Foreign Exchange Risk from Investments (I)	419	295	124	42.0%
Treasury (II)	117	447	(330)	-73.8%
Total	6,736	6,373	364	5.7%

Managerial Financial Margin with Customer
We noted an increase of 10.1% in the financial margin of the transactions carried out with clients in the fourth quarter of 2008, reaching R$ 6,201 million. The transactions that are sensitive to the interest rate presented a reduction of 11.2% in relation to the previous period, as a result, basically, of the decrease in the volume of transactions between quarters.

Banking Transactions Sensitive to Variations in Interest Rate
			R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Average Balance	26,708	31,102	(4,395)	-14.1%
Financial Margin	886	998	(112)	-11.2%
Annualized Rate	13.3%	12.8%		43 b.p.

Annualized Rate of Financial Margin on Interest Rate Change-Sensitive Customer Transactions

On the other hand, the transactions that are sensitive to spreads showed an increase of R$ 682 million, corresponding to an increase of 14.7% in comparison with the previous quarter. This growth is associated with the increase of R$16,133 million in the average balance of loans and financing transactions, since the spread remained stable at 9.9% in the last quarter of the year.

Banking Transactions Sensitive to Spread	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Average Balance	214,193	186,300	27,894	15.0%
Financial Margin	5,315	4,633	682	14.7%
Annualized Rate	9.9%	9.9%		0 b.p.

Annualized Rate of Financial Margin on Spread-Sensitive Customer Transactions

Managerial Financial Margin with the Market
In the last quarter, the financial margin of the transactions with the market totaled R$ 536 million, down 27.8% in relation to the previous quarter, and the financial margin of the exchange risk administration of investments abroad totaled R$ 419 million, compared with R$ 295 million of the previous quarter.
The treasury result reached R$117 million in the fourth quarter of 2008, which corresponds to a decrease of 73.8% in relation to the previous period. The treasury margin in the fourth quarter was affected by the reduction in the result from hedge of interest positions abroad, by the decrease in the result from exchange derivatives, due to the impact of the drop of the exchange coupon, and was partially compensated by the increase in the result derived from own positions.

Financial Margin with the Market- Managerial of Foreign Exchange Risk from Investments (I)	R$ million
	4th Quarter of 2008				3rd Quarter of 2008
	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	12,374				10,294
Exchange Variation on Investments Abroad (B)		2,699		2,699		1,896		1,896
Effect of exchange risk management of investments abroad (C)=(D)+(E)		(4,298)	2,018	(2,281)		(2,973)	1,372	(1,602)
Assets Position in DI (D)	12,374	420		420	10,294	341		341
Liabilities Position in Foreign Currency (E)	(21,628)	(4,718)	2,018	(2,701)	(17,993)	(3,315)	1,372	(1,943)
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) + (C)		(1,599)	2,018	419		(1,077)	1,372	295

33	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Analysis of the Net Income

Managerial Financial Margin

The factors previously described resulted in a net interest margin (NIM - annualized rate of the management financial margin, not taking the treasury financial margin into consideration) of 10.4% in the last quarter of the year, opposing a 10.4% rate in relation to the third quarter. Considering the impact of the provision expense for loan losses, net of the recovery of credits written off as losses, the NIM after provisions reached 6.8% compared with 7.4% in the previous period.

Analysis of the Managerial Financial Margin	R$ million
	4th Q/08			3rd Q/08
	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)
Demand Deposits + Floatings	28,884			25,184

(-) Compulsory Deposits	(9,227)			(8,793)

Contingent Liabilities (-) Contingent Assets	963			278

Tax and Social Security Liabilities (-) Deposits in guarantee	10,886			10,000

(-) Tax Credits	(15,521)			(9,568)
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	10,723			14,002
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	26,708	886	13.3%	31,102	998	12.8%

	Average	Financial	Spread	Average	Financial	Spread
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	58,739			40,094

Interbank and Interbranch Accounts	7,168			12,015

Loans, Leasing and Other Credits	159,080			142,947

(Allowance for Loan Losses)	(11,350)			(8,588)

Net Foreign Exchange Portfolio (Asset/Liability)	557			(168)
Spread-Sensitive Banking Transactions Performed with Customers (B)	214,193	5,315	9.9%	186,300	4,633	9.9%

Managerial Financial Margin with Customer (C = A+B)	240,901	6,201	10.3%	217,401	5,631	10.4%

Managerial of Foreign Exchange Risk
from Investments (I) (D)	12,619	419	13.3%	10,636	295	11.1%

Net Interest Margin (E = C+D)	253,520	6,619	10.4%	228,037	5,926	, 10.4%

Provision for Loan and Lease Losses (F)		(2,664)			(2,052)

Recovery of Credits Written Off as Losses (G)		382			337

Net Interest Margin after Provision for Credit Risk (H = E+F+G)	253,520	4,338	6.8%	228,037	4,211	7.4%

Treasury Financial Margin (II) (J)		117			447

Net Result from Financial Operations (L = H+J)		4,455			4,658
(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Securities related to Repurchase Liability (-) Derivative financial instruments
(-) Banking Transactions Sensitive to Variations in Interest Rate (-) Investments Abroad.
Note: Spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI X BM&F Fixed Rate (1 year)

34	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú
Analysis of the Consolidated Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses	R$ million
					Variation
	4th Q/08	3rd Q/08	2008	2007	4th Q/08 - 3rd Q/08
Provision for Loan and Lease Losses	(2,664)	(2,052)	(8,503)	(6,176)	(612)	29.8%
Recovery of Credits Written Off as Losses	382	337	1,262	1,068	45	13.5%
Result from Loan Losses	(2,281)	(1,715)	(8,513)	(5,108)	(567)	33.0%

In the fourth quarter of 2008, the provision for loan losses added up to R$ 2,664 million, representing a 29.8% increase compared to the prior quarter. Such growth is chiefly attributable to risk re-ratings of large companies, as well as the impact of the economic downturn on the risk quality of micro, small and mid-sized companies and individual customer portfolios. The deepening of the crisis in the international financial markets, seen as from mid-September 2008, prompted a sudden decline in the economic activity level, which in turn drove higher delinquency levels on the part of borrowers that were more exposed to the effects of the crisis.
The fast downturn in the economic cycle led to a reversal in our nonperforming loan ratio trend. Accordingly, in the fourth quarter of 2008 this ratio reached 5.0%, corresponding to a 10 basis point increase in comparison with the prior quarter. The nonperforming ratio of our individual customer transactions stood at 8.1% in the period, increasing by 30 basis point from the prior quarter. At the same time, the ratio seen in our company customer portfolio reached 1.9% in the fourth quarter, equal to a 20 basis point growth. It’s important to emphasize that, in this quarter, we have not made any credit assignments. So, we have adjusted the historic ratios series not taking in account credit assignments made in previous quarters.
As a result of our collection activities, revenues from the recovery of loans previously written-off as losses increased by 13.5% from the prior period, to total R$ 382 million in the fourth quarter of 2008.

Nonperforming Loans	R$ million
	Dec 31,08	Sep 30,08	Dec 31,07
Total Nonperforming Loans (a)	7,701	5,965	5,055
Credit Portfolio (b)	167,146	151,015	115,548
Credit Assignments (c)	734	1,536	1,578
NPL Ratio [(a)/(b)] x 100	4.6%	4.0%	4.4%
NPL Ratio [(a) + (c)]/[(b)+ (c)] x 100	5.0%	4.9%	5.7%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.
(c) Balance of Credit Assignments in previous quarters.

Overdue Loans	R$ million
	Dec 31,08	Sep 30,08	Dec 31,07
Overdue Loans (a)	13,361	10,105	8,664
Balance of Provision for Loan and Lease	(13,912)	(8,789)	(7,926)
Difference (b+a)	(551)	1,316	739

Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

35	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Analysis of the Consolidated Net Income

Banking fee revenues and Banking charge revenues	R$ million
						Variation
		4th Q/08	3rd Q/08	2008	2007	4th Q/08 - 3rd Q/08		2008 - 2007
Banking Services Fees (I)		1,980	1,922	7,661	7,286	58	3.0%	375	5.1%
Asset Management	A	441	476	1,892	2,006	(35)	-7.4%	(114)	-5.7%
Current Account Services		51	43	176	180	8	19.2%	(4)	-2.4%
Loan Operations and Guarantees Provided		228	207	850	740	21	10.1%	110	14.9%
Collection Services	B	292	264	1,044	902	28	10.8%	143	15.8%
Credit Cards	C	710	663	2,606	2,349	48	7.2%	258	11.0%
Other	D, E	257	269	1,093	1,111	(12)	-4.6%	(18)	-1.6%
Banking charge income (II)		637	661	2,634	2,886	(24)	-3.7%	(253)	-8.8%
Standing data / Credit transactions (*)	F	355	395	1,527	1,531	(41)	-10.3%	(4)	-0.2%
Deposit account		19	17	66	47	2	10.5%	19	41.6%
Fund transfer		21	20	74	73	1	5.3%	1	1.5%
Service packages and other	G	242	228	967	1,236	14	6.0%	(269)	-21.8%
Total (I+II)		2,617	2,583	10,295	10,173	34	1.3%	122	1.2%

(*) Includes standing data and advances to depositors fees, as well as the reclassified fees previously charged on credit opening, which were suspended as from May/08.

Banking fee revenues, including banking charges, increased by 1.3% compared to the third quarter of 2008, mainly driven by:

A) Decline in fund management revenues as a result of the decreased volume of assets under management. Such assets have migrated to time deposit transactions.

B) Growth arising from the increased fees for collection services.

C) Seasonal growth related to a higher level of transactions during the fourth quarter.

Banking fee revenues and Banking charge revenues

Other
R$ million
		4th Q/08	3rd Q/08	Variation
Foreign Exchange Services		21	19	2
Income from Brokerage and Securities Placement	D	59	69	(10)
Income from Consultation to Serasa		2	1	0
Income from Custody Services and Management of Portfolio		40	40	(0)
Income from Economic and Financial Advisory	E	21	36	(15)
Commission Income		9	19	(10)
Other Services		106	84	21
Total		257	269	(12)

D) Lower volume of public offers of shares.

E) Lower volume of Investment Banking services.

F) Decline driven by the loyalty policy in the customer record renewal fee, as well as the decrease in vehicle financing transactions.

 G) Growth in the base of account holders who use the maxiconta package.

Number of Active Clients (*) and Current Accounts

(*) Conceptually, a client (represented by a CPF/CNPJ number) is considered active when performing one or more transactions in a current account in the last six months or having an average account balance not null.

36	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Analysis of the Consolidated Net Income

Non-interest Expenses
R$ million
							Variation
	4th Q/08	3rd Q/08	2008	2007	4thQ/08 - 3rdQ/08		2008 - 2007
Personnel Expenses	(1,876)	(1,641)	(6,489)	(5,525)	(235)	14.3%	(964)	17.4%
Other Administrative Expenses	(2,184)	(1,854)	(7,266)	(6,435)	(329)	17.8%	(831)	12.9%
Other Operating Expenses	(421)	(665)	(1,982)	(1,584)	244	-36.7%	(398)	25.2%
Tax Expenses	(50)	(85)	(229)	(450)	35	-40.9%	220	-49.0%
Total	(4,531)	(4,245)	(15,966)	(13,994)	(286)	6.7%	(1,973)	14.1%

Expenses in the fourth quarter of 2008 were 6.7% up from the third quarter, mostly driven by personnel expenses and other administrative expenses.

Personnel Expenses
R$ million
		4th Q/08	3rd Q/08	Variation
Compensation	A	(1,110)	(981)	(129)
Charges	A	(307)	(288)	(19)
Social Benefits	A	(255)	(226)	(29)
Training		(32)	(34)	2
Employee Resignation and Labor Claims	B	(172)	(112)	(60)
Total		(1,876)	(1,641)	(235)

Personnel expenses increased by 14.3% quarter-on-quarter. The main drivers were:
A) Impact of the Collective Labor Agreement (CCT), whereby compensation amounts were increased by 8.15% or 10%, in accordance with the salary level.
B) Higher expenses setting up provisions for labor claims.

Other Administrative Expenses
R$ million
		4th Q/08	3rd Q/08	Variation
Data Processing and Telecommunication	C	(498)	(463)	(35)

Depreciation and Amortization	D	(186)	(152)	(33)
Facilities	E	(295)	(240)	(55)
Third-Party Services	F	(445)	(354)	(90)
Financial System Service		(180)	(145)	(36)

Advertising, Promotions and Publications	G	(216)	(160)	(56)

Transportation		(79)	(74)	(5)
Materials		(65)	(63)	(2)
Security		(61)	(59)	(2)
Legal		(12)	(7)	(5)
Travel		(31)	(25)	(6)
Others		(116)	(112)	(4)
Total		(2,184)	(1,854)	(329)

Other administrative expenses grew by 17.8%. The main drivers were:
C) Increased expenses for software rental and maintenance, systems consulting, data transmission and mailing services.
D) A result of higher investments made by the Bank during the prior quarters, leading to an increase in depreciable goods and assets.
E) Higher expenses for upkeep and maintenance of goods, as well as higher expenses for utilities and rental of properties.
F) Increased expenses for the acquisition of customer historical information, as well as higher advisory and consulting expenses.
G) Increased advertising, promotion and publication expenses due to Itaucard and funding advertising campaigns and the sponsorship of CBF.

Other Operating Expenses
R$ million
		4th Q/08	3rd Q/08	Variation
Provision for contingencies	H	(209)	(384)	175
Selling - Credit Cards		(94)	(135)	41
Claims		(88)	(81)	(7)
Others		(29)	(65)	36
Total		(421)	(665)	244

H) Other operating expenses declined by 36.7%, essentially due to lower provisions for fiscal contingences.

Number of Employees

37	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Analysis of the Consolidated Net Income

Efficiency Ratio (*)
The fourth quarter efficiency ratio reached 49.7%, a 270 basis point increase in relation to the prior quarter index, driven by the growth of non-interest expenses at a faster pace when compared to the revenues´ growth.

Efficiency Ratio (*)

(*)	Efficiency Ratio =	Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses)
(Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans + Other Operating Income + Tax Expenses for PIS/COFINS/ISS)

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (**)

(**) Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

History of Numbers of Points of Service (***)

(***) Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies’ information. Does not include PDVs and TecBan’s ATM - Banco 24hs (5.306 in dec/08).

In the 4th quarter the decrease of sales points was due to the reduction in the total of ATMs. The amount of branches kept the growth tendency.

Volume of Self-Service Transactions	In millions

	ATM			Contact Centers
Period	Usual Transaction	Warning(****)	Automated Programmed Debit	Interactive Voice Response	Customer Service Agent	Home & Office Banking	Purchases using Debit Cards	Total
2002	946	192	284	179	52	344	89	2,086
2003	1,033	586	302	188	53	440	121	2,723
2004	1,074	692	322	170	48	525	158	2,987
2005	1,108	656	375	173	67	646	203	3,228
2006	1,141	602	394	167	57	744	239	3,343
2007	1,181	549	399	158	62	867	281	3,497
1stQ/07	300	142	100	40	15	206	63	867
2ndQ/07	287	141	99	39	15	216	66	862
3rdQ/07	288	132	100	39	16	218	70	863
4thQ/07	305	134	100	40	16	228	82	905
2008	1,292	609	370	161	76	1,123	352	3,983
1stQ/08	315	137	98	39	16	245	78	927
2ndQ/08	313	146	89	39	18	263	83	951
3rdQ/08	325	157	84	42	21	289	89	1,007
4thQ/08	340	169	99	41	21	326	102	1,099
(****) Transaction through warning screen on ATM.

38	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Analysis of the Consolidated Net Income

Internet Banking Clients	In millions

More than 200 thousand new customers were enabled to use Internet Banking in the fourth quarter of 2008. The number of Internet Banking accesses shows continued growth since the beginning of the year, to reach the peak of two million, five hundred thousand in December.

Tax Expenses for ISS, PIS and Cofins

Tax expenses are 29.4% higher than those of the previous quarter, mainly as a result of PIS and Cofins, due on the income from interest on capital distributed by the conglomerate companies, as well as by the growth of financial margin and banking fees and charge revenues.

Income Tax and Social Contribution on Net Incone

After excluding nonrecurring effects and hedge effects on investments abroad, the expense with Income Tax and Social Contribution on Net Profits of the fourth quarter of 2008 is 38.5% lower than in the previous quarter, mainly as a result of the reduction in the taxable results.

The expenses for Social Contribution on Net Profits, due in the short term remains without the effect of increase of the rate from 9% to 15%, as a result of the constitution on a tax credit in an amount that is sufficient to nullify such effect, in view of the fact that the bank’s Administration believes that the Direct Action of Unconstitutionality, filed by the National Confederation of the Financial System (Confederação Nacional do Sistema Financeiro – Consif) will be successful.

R$ million
	4th Q/08	3rd Q/08	Variation
Result before Income Tax (IR) and Social Contribution (CSLL)	402	1,803	(1,401)
Income Tax and Social Contribution at the rates of 25% and 9% respectively (A)	(137)	(613)	476

(Inclusions) Exclusions and Other (B)	1,507	1,114	393
Exchange Variation on Investments Abroad	775	594	181
Interest on Own Capital	74	162	(88)
Dividends, Interest on External Debt Bonds and Tax Incentives	129	78	51
Other	529	279	249

Subtotal (C) = (A) + (B)	1,370	501	869
Exclusion of Exchange Variation and Tax Effects on Hedges of Investments Abroad and Sovereign Bonds (D)	(1,938)	(1,423)	(515)
Income Tax and Social Contribution (C)+(D)	(568)	(923)	355

39	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Pro forma Financial
Statements by
Segment and
Subsegment

Itaú

Pro Forma Financial Statements by Segment

Allocated Capital

The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.
We then determine the Risk Adjusted Return on Capital(Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.
Adjustments made to the balance sheet and statement of income for the period are based on the business units’ managerial information.
The Corporate column shows the results associated with excess capital and subordinated debt. It also shows the equity in the earnings of companies not pertaining to any one segment, as well as the adjustment for Minority Interests in Subsidiaries.
Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. Finally, the cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with Tier I allocated capital.
The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.

41	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú
Pro Forma Financial Statements per Segment

The pro forma financial statements of Itaubanco, Itaú BBA and Itaucred presented below are based on managerial models, to better reflect the performance of the business units.

On December 31, 2008	R$ million
	Itaú Pro Forma
ASSETS	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	352,575	138,834	52,163	10,499	444,174
Cash and Cash Equivalents	11,573	236	-	-	11,809
Short-term Interbank Deposits	137,135	46,816	-	-	85,586
Short-term Interbank Deposits in the Market	85,206	4,295	-	-	85,586
Short-term Interbank Deposits in Intercompany*	51,930	42,521	-	-	-
Securities	62,658	30,949	-	11,170	97,540
Interbank and Interbranch Accounts	11,953	22	-	-	11,961
Loans	67,440	46,703	53,008	-	167,146
(Allowance for Loan Losses)	(6,108)	(814)	(3,871)	(3,118)	(13,912)
Other Assets	67,924	14,921	3,026	2,447	84,044
Foreign Exchange Portfolio	34,240	12,060	-	-	43,425
Others	33,683	2,861	3,026	2,447	40,619
Permanent Assets	5,584	173	152	611	6,519
TOTAL ASSETS	358,158	139,007	52,315	11,110	450,693

	Itaú Pro Forma
LIABILITIES AND EQUITY	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	341,768	131,736	47,525	4,779	415,910
Deposits	157,148	73,167	13	-	150,673
Deposits with Clients	130,196	21,237	13	-	150,673
Deposits with Intercompany*	26,952	51,930	-	-	-
Securities Repurchase Agreements	55,842	13,338	40,547	-	91,006
Securities Repurchase Agreements in the Market	40,273	12,458	40,547	-	91,006
Securities Repurchase Agreements with Intercompany*	15,569	880	-	-	-
Funds from Acceptances and Issue of Securities	8,601	3,234	-	-	11,103
Interbank and Interbranch Accounts	310	1,877	0	-	2,172
Borrowings and On-Lendings	7,761	15,876	424	-	24,062
Derivative Financial Instruments	6,318	8,210	-	-	8,008
Other Liabilities	76,838	16,033	6,541	4,779	99,936
Foreign Exchange Portfolio	34,367	11,139	-	-	42,631
Others	42,471	4,895	6,541	4,779	57,305
Technical Provisions of Insurance, Capitalization and Pension Plans	28,950	-	-	-	28,950
Deferred Income	77	42	-	-	119
Minority Interest in Subsidiaries	-	-	-	1,317	1,317
Allocated Tier I Capital	16,313	7,230	4,790	5,014	33,347
TOTAL LIABILITIES AND EQUITY	358,158	139,007	52,315	11,110	450,693
*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Pro Forma
4th Quarter/08	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Managerial Financial Margin	4,068	984	1,542	143	6,736
• Financial Margin with Customers	3,805	711	1,542	143	6,201
• Financial Margin with Market	263	273	-	-	536

Result from Loan Losses	(1,186)	(347)	(748)	-	(2,281)
Provision for Loan and Lease Losses	(1,414)	(350)	(900)	-	(2,664)
Recovery of Credits Written Off as Losses	228	2	152	-	382

Net Result from Financial Operations	2,883	637	794	143	4,455

Other Operating Income/(Expenses)	(1,420)	(210)	(383)	(105)	(2,118)
Banking fees and charge revenues	2,117	146	355	-	2,617
Operating Result of Insurance, Pension Plans and Capitalization	307	0	20	-	327
Non-interest Expenses	(3,590)	(264)	(660)	(21)	(4,531)
Tax Expenses for ISS, PIS and Cofins	(356)	(51)	(128)	(151)	(686)
Equity in the Earnings of Associated Companies	0	2	-	25	28
Other Operating Income	102	(43)	30	41	128

Operating Income	1,463	426	411	38	2,337

Non-operating Income	9	(4)	1	0	5

Income Before Tax and Profit Sharing	1,472	423	412	38	2,342
Income Tax and Social Contribution	(417)	(106)	(120)	74	(568)
Profit Sharing	(56)	(31)	(18)	-	(104)
Minority Interests	-	-	-	15	17

Recurring Net Income	1,000	286	274	127	1,687
(RAROC) - Return on Average Tier I Allocated Capital	25.3%	16.1%	23.5%	10.5%	20.8%
Efficiency Ratio	57.5%	25.5%	36.3%	62.3%	49.7%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

42	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Pro Forma Financial Statements by Segment

On September 30, 2008
R$ million
	Itaú Pro Forma
ASSETS	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	319,273	136,252	50,952	8,910	389,920
Cash and Cash Equivalents	5,506	515	-	-	6,021
Short-term Interbank Deposits	141,351	57,314	-	-	86,491
Short-term Interbank Deposits in the Market	85,995	4,044	-	-	86,491
Short-term Interbank Deposits in Intercompany*	55,355	53,269	-	-	-
Securities	52,207	24,956	-	8,870	81,607
Interbank and Interbranch Accounts	20,641	220	-	-	20,828
Loans	61,779	38,124	51,117	-	151,015
(Allowance for Loan Losses)	(4,945)	(497)	(3,347)	-	(8,789)
Other Assets	42,734	15,621	3,181	40	52,747
Foreign Exchange Portfolio	19,760	13,289	-	-	24,268
Others	22,974	2,332	3,181	40	28,479
Permanent Assets	5,251	166	130	1,133	6,679
TOTAL ASSETS	324,523	136,418	51,081	10,043	396,599

	Itaú Pro Forma
LIABILITIES AND EQUITY	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	309,115	129,399	46,540	2,959	362,547
Deposits	135,419	68,324	16	-	113,078
Deposits with Clients	100,907	12,969	16	-	113,078
Deposits with Intercompany*	34,513	55,355	-	-	-
Securities Repurchase Agreements	66,441	20,384	40,480	-	105,803
Securities Repurchase Agreements in the Market	47,685	20,303	40,480	-	105,803
Securities Repurchase Agreements with Intercompany*	18,757	82	-	-	-
Funds from Acceptances and Issue of Securities	8,138	3,156	-	-	10,583
Interbank and Interbranch Accounts	2,922	1,947	0	-	4,836
Borrowings and On-Lendings	6,729	13,758	321	-	20,808
Derivative Financial Instruments	3,567	4,408	-	-	5,094
Other Liabilities	58,325	17,421	5,723	2,959	74,771
Foreign Exchange Portfolio	19,712	13,019	-	-	23,949
Others	38,613	4,403	5,723	2,959	50,822
Technical Provisions of Insurance, Capitalization and Pension Plans	27,573	-	-	-	27,573
Deferred Income	58	32	-	-	90
Minority Interest in Subsidiaries	0	(0)	-	2,371	2,371
Allocated Tier I Capital	15,350	6,987	4,542	4,713	31,591
TOTAL LIABILITIES AND EQUITY	324,523	136,418	51,081	10,043	396,599
*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million

	Itaú Pro Forma
3rd Quarter/08	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú

Managerial Financial Margin	3,905	749	1,486	232	6,373
• Financial Margin with Customers	3,353	559	1,486	232	5,631
• Financial Margin with Market	552	190	-	-	741

Result from Loan Losses	(925)	(58)	(732)	-	(1,715)
Provision for Loan and Lease Losses	(1,160)	(62)	(829)	-	(2,052)
Recovery of Credits Written Off as Losses	235	4	97	-	337

Net Result from Financial Operations	2,980	691	754	232	4,658

Other Operating Income (Expenses)	(1,063)	(138)	(325)	2	(1,524)
Banking fees and charge revenues	2,030	167	387	-	2,583
Operating Result of Insurance, Pension Plans and Capitalization	303	(0)	22	-	325
Non-interest Expenses	(3,311)	(243)	(663)	(29)	(4,245)
Tax Expenses for ISS, PIS and Cofins	(315)	(66)	(132)	(16)	(530)
Equity in the Earnings of Associated Companies	(0)	3	-	52	56
Other Operating Income	231	1	61	(5)	287

Operating Income	1,917	553	429	234	3,134

Non-operating Income	20	(3)	0	2	20

Income Before Tax and Profit Sharing	1,937	550	429	237	3,153
Income Tax and Social Contribution	(591)	(182)	(128)	(21)	(923)
Profit Sharing	(149)	(46)	(12)	-	(207)
Minority Interests	-	-	-	(50)	(51)

Recurring Net Income	1,197	322	289	165	1,973
(RAROC) - Return on Average Tier I Allocated Capital	31.7%	19.3%	26.0%	14.0%	25.5%
Efficiency Ratio	53.8%	28.5%	36.3%	13.9%	47.0%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

43	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Pro Forma Financial Statements by Subsegment

The pro forma financial statements of the subsegments Branch Banking; Credit Cards – Account Holders; Insurance, Pension Plans and Capitalization; and Fund Management and Managed Portfolios presented below were adjusted so as to evidence the impacts associated with the allocation of capital in each of those subsegments.

On December 31, 2008
R$ million
	Itaubanco
ASSETS	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	308,384	11,234	32,957	352,575
Cash and Cash Equivalents	11,338	70	165	11,573
Short-term Interbank Deposits	136,795	341	-	137,135
Securities	32,445	445	29,768	62,658
Interbank and Interbranch Accounts	11,953	0	0	11,953
Loans	60,532	6,908	-	67,440
(Allowance for Loan Losses)	(5,527)	(581)	-	(6,108)
Other Assets	60,849	4,051	3,024	67,924
Permanent Assets	5,344	62	177	5,584
TOTAL ASSETS	313,728	11,296	33,134	358,158

R$ million
	Itaubanco
LIABILITIES AND EQUITY	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	300,673	10,085	31,010	341,768
Deposits	157,148	-	-	157,148
Securities Repurchase Agreements	55,842	-	-	55,842
Funds from Acceptances and Issue of Securities	8,601	-	-	8,601
Interbank and Interbranch Accounts	310	0	-	310
Borrowings and On-Lendings	7,716	45	-	7,761
Derivative Financial Instruments	6,317	-	0	6,318
Other Liabilities	64,473	10,040	2,325	76,838
Technical Provisions of Insurance, Pension Plans and Capitalization	265	-	28,685	28,950
Deferred Income	68	9	0	77
Minority Interest in Subsidiaries	-	-	-	-
Allocated Tier I Capital	12,987	1,202	2,124	16,313
TOTAL LIABILITIES AND EQUITY	313,728	11,296	33,134	358,158

Consolidated Pro Forma Financial Statement by Subsegment
R$ million
	Itaubanco
4th Quarter/08	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated
Managerial Financial Margin	3,558	401	110	-	4,068
• Financial Margin with Customers	3,319	401	86	-	3,805
• Financial Margin with Market	239	-	24	-	263

Result from Loan Losses	(1,054)	(132)	-	-	(1,186)
Provision for Loan and Lease Losses	(1,200)	(213)	-	-	(1,414)
Recovery of Credits Written Off as Losses	147	81	-	-	228

Net Result from Financial Operations	2,504	268	110	-	2,883

Other Operating Income/(Expenses)	(1,579)	(51)	121	89	(1,420)
Banking fees and charge revenues	1,108	459	101	449	2,117
Transfer to Banking	140	-	-	(140)	-
Operating Result of Insurance, Pension Plans and Capitalization	19	10	277	-	307
Non-interest Expenses	(2,663)	(499)	(233)	(195)	(3,590)
Tax Expenses for ISS, PIS and Cofins	(251)	(54)	(26)	(25)	(356)
Other Operating Income	67	33	2	-	102

Operating Income	925	217	231	89	1,463

Non-operating Income	3	1	6	-	9

Income Before Tax and Profit Sharing	928	218	238	89	1,472
Income Tax and Social Contribution	(246)	(67)	(73)	(30)	(417)
Profit Sharing	(29)	(9)	(4)	(14)	(56)

Recurring Net Income	652	142	161	45	1,000
(RAROC) - Return on Average Tier I Allocated Capital	20.6%	51.6%	31.0%		25.3%
Efficiency Ratio	57.4%	58.8%	50.1%		57.5%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

44	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Pro Forma Financial Statements by Subsegment

On September 30, 2008
R$ million
	Itaubanco
ASSETS	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Assets	278,609	9,299	31,364	319,273
Cash and Cash Equivalents	5,275	110	121	5,506
Short-term Interbank Deposits	141,056	295	-	141,351
Securities	23,141	361	28,705	52,207
Interbank and Interbranch Accounts	20,641	-	-	20,641
Loans	55,787	5,992	-	61,779
(Allowance for Loan Losses)	(4,427)	(518)	-	(4,945)
Other Assets	37,137	3,059	2,538	42,734
Permanent Assets	5,016	54	181	5,251
TOTAL ASSETS	283,626	9,353	31,545	324,523

R$ million
	Itaubanco
LIABILITIES AND EQUITY	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Consolidated
Current and Long-Term Liabilities	271,254	8,354	29,507	309,115
Deposits	135,419	-	-	135,419
Securities Repurchase Agreements	66,441	-	-	66,441
Funds from Acceptances and Issue of Securities	8,138	-	-	8,138
Interbank and Interbranch Accounts	2,922	-	-	2,922
Borrowings and On-Lendings	6,653	76	-	6,729
Derivative Financial Instruments	3,567	-	0	3,567
Other Liabilities	48,114	8,278	1,933	58,325
Technical Provisions of Insurance, Pension Plans and Capitalization	0	-	27,573	27,573
Deferred Income	57	1	0	58
Minority Interest in Subsidiaries	0	-	-	0
Allocated Tier I Capital	12,314	997	2,038	15,350
TOTAL LIABILITIES AND EQUITY	283,626	9,353	31,545	324,523

Consolidated Pro Forma Financial Statement by Subsegment
R$ million
	Itaubanco
3rd Quarter/08	Branch Banking	Credit Cards - Account Holders	Insurance, Pension Plans and Capitalization	Investment Funds and Managed Portfolios	Consolidated

Managerial Financial Margin	3,458	370	77	-	3,905
• Financial Margin with Customers	2,919	370	64	-	3,353
• Financial Margin with Market	539	-	13	-	552

Result from Loan Losses	(795)	(129)	-	-	(925)
Provision for Loan and Lease Losses	(1,010)	(150)	-	-	(1,160)
Recovery of Credits Written Off as Losses	215	21	-	-	235

Net Result from Financial Operations	2,663	240	77	-	2,980

Other Operating Income/(Expenses)	(1,333)	(31)	188	113	(1,063)
Banking fees and charge revenues	1,019	428	103	481	2,030
Transfer to Banking	139	-	-	(139)	-
Operating Result of Insurance, Pension Plans and Capitalization	13	10	281	-	303
Non-interest Expenses	(2,495)	(435)	(185)	(196)	(3,311)
Tax Expenses for ISS, PIS and Cofins	(215)	(55)	(13)	(33)	(315)
Other Operating Income	207	22	1	-	231

Operating Income	1,330	210	265	113	1,917

Non-operating Income	13	1	6	-	20

Income Before Tax and Profit Sharing	1,342	211	271	113	1,937
Income Tax and Social Contribution	(398)	(71)	(83)	(38)	(591)
Profit Sharing	(95)	(7)	(3)	(44)	(149)

Recurring Net Income	849	132	185	31	1,197
(RAROC) - Return on Average Tier I Allocated Capital	27.9%	58.7%	36.5%		31.7%
Efficiency Ratio	54.0%	56.2%	41.1%		53.8%
Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

45	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Branch Banking

The income statement of Itaubanco’s Branch Banking subsegment is based on the pro forma financial statements of Banco Itaú.

R$ million
				Variation
Itaubanco - Branch Banking		4th Q/08	3rd Q/08	Nominal	%

Managerial Financial Margin		3,558	3,458	99	2.9%
• Financial Margin with Customers	A	3,319	2,919	399	13.7%
• Financial Margin with Market	B	239	539	(300)	-55.7%

Result from Loan Losses		(1,054)	(795)	(258)	32.5%
Provision for Loan and Lease Losses	C	(1,200)	(1,010)	(190)	18.8%
Recovery of Credits Written Off as Losses		147	215	(68)	-31.7%

Net Result from Financial Operations		2,504	2,663	(159)	-6.0%

Other Operating Income/(Expenses)		(1,579)	(1,333)	(246)	18.4%
Banking fees and charge revenues		1,248	1,158	90	7.8%
Operating Result of Insurance, Pension Plans and Capitalization		19	13	7	51.5%
Non-interest Expenses	D	(2,663)	(2,495)	(168)	6.7%
Tax Expenses for ISS, PIS and Cofins	E	(251)	(215)	(35)	16.5%
Other Operating Income	F	67	207	(140)	-67.7%

Operating Income		925	1,330	(405)	-30.4%

Non-operating Income		3	13	(10)	-77.9%

Income Before Tax and Profit Sharing		928	1,342	(415)	-30.9%
Income Tax and Social Contribution		(246)	(398)	152	-38.2%
Profit Sharing		(29)	(95)	65	-69.1%

Recurring Net Income		652	849	(197)	-23.2%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

During the fourth quarter of 2008, the Banking subsegment net income amounted to R$ 652 million, declining by 23.2% from the third quarter. The main drivers of this result include:

A)	The managerial financial margin on transactions with customers increased due to the higher balance of credit transactions, in particular in the micro, small and mid-sized company portfolio.

B)
The managerial financial margin on market transactions decreased, primarily driven the treasury margin which was impacted by the lower income from exchange derivatives due to the decline in exchange coupons, partially compensated, however, by results from proprietary desks.

R$ million

			Variation
	4th Q/08	3rd Q/08	Balance	%
Management of Foreign Exchange Risk from Investments Abroad	278	238	40	17.0%
Treasury	(39)	302	(341)	-112.9%
Financial Margin on Market Transactions	239	539	(300)	-55.7%

C)	The increase in the provision for loan and lease losses is essentially attributable to the higher delinquency levels on the part of micro, small and mid-sized companies.

D)
Non-interest expenses were higher quarter-on-quarter, driven by the increased operating activity level which is typical of the fourth quarter of the year, as well as the impact of the Collective Labor Agreement.

E)	ISS, PIS and Cofins tax expenses grew as a result of the increased volume of revenues taxed by PIS and Cofins.

F)	The decline in other operating revenues is a function of the lower amount of operating reversals in the quarter.

46	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.
R$ million
				Variation
Itaubanco - Credits Cards - Acount Holders		4th Q/08	3rd Q/08	Nominal	%
Managerial Financial Margin	A	401	370	31	8.3%
Result from Loan Losses		(132)	(129)	(3)	2.2%
Provision for Loan Losses	B	(213)	(150)	(63)	42.2%
Recovery of Credits Written Off as Losses	C	81	21	60	292.0%
Net Result from Financial Operations		268	240	28	11.6%
Other Operating Income/(Expenses)		(51)	(31)	(21)	-
Banking fees and charge revenues	D	459	428	31	7.3%
Result from Op. of Insurance, Pension Plans and Capitalization		10	10	0	4.1%
Noninterest Expenses	E	(499)	(435)	(64)	14.6%
Tax Expenses for ISS, PIS and Cofins		(54)	(55)	1	-1.5%
Other Operating Income	F	33	22	11	49.1%
Operating Income		217	210	7	3.5%
Non-operating Income		1	1	(0)	-
Income Before Tax and Profit Sharing		218	211	7	3.3%
Income Tax and Social Contribution		(67)	(71)	4	-5.5%
Profit Sharing		(9)	(7)	(1)	17.5%
Recurring Net Income		142	132	10	7.3%

Note: Noninterest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.

The net income of the Credit Card – Account Holders subsegment was R$ 142 million in the fourth quarter of 2008, a 7.3% growth quarter-on-quarter. The main changes were as follows:
A)
Increased revenues from early settlements to retailers and, due to the higher liquidity in the last quarter of the year, the receipt of overdue amounts also increased, with a positive impact on the managerial financial margin.

B)	The increased provision for doubtful loans is a function of the higher amount of receivables (cash and financed purchases), as well as the changes in the macroeconomic scenario.
C)
Bearing in mind the higher liquidity seen in the quarter, we made additional collection efforts, including renegotiation processes, which gave rise to higher incomes from the recovery of credits previously written-off as losses.

D)	Higher interchange revenues are essentially attributable to the increased amount of transactions usually seen in the last quarter of the year.
E)
As a result of the higher amount of transactions, the higher volume of transactions, and sales and activation efforts, certain expenses, including mailing, call center, award program, direct mailing and processing expenditures, increased in the fourth quarter. Additionally, marketing expenses were significantly higher in the quarter on account of advertising campaigns. Collection and systems expenses also increased in the quarter.

F)	Reversal of the provision for ISS at Redecard.

We maintained our leadership position in terms of invoicing in the credit card market, with R$ 14,627 million and 17.9 million cards at the end of the fourth quarter of 2008.

Quantity of Credit Cards

Amount of Transactions

The market share of the amount of transactions was computed based on total market figures provided by Associação Brasileira das Empresas de Cartões de Crédito e Serviços – Abecs (Brazilian Association of Credit Card and Service Companies).

47	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Insurance, Pension Plans and Capitalization
The pro forma financial statements below were prepared based on Itaú internal and management information and are intended to identify the performance of the insurance-related businesses.

On December 31, 2008	R$ million
		Life and Pension
ASSETS	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,777	27,776	1,474	32,957

Cash and Cash Equivalents	156	7	2	165
Securities	1,123	27,223	1,427	29,768
Other Assets	2,498	546	44	3,024

Permanent Assets	137	5	43	177
TOTAL ASSETS	3,914	27,781	1,517	33,134

R$ million
		Life and Pension
LIABILITIES AND EQUITY	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	3,360	26,322	1,407	31,010

Technical Provisions - Insurance	1,946	443	-	2,389
Technical Provisions - Pension Plans and VGBL	-	25,100	-	25,100
Technical Provisions - Capitalization	-	-	1,206	1,196
Other Liabilities	1,414	779	201	2,325

Allocated Tier I Capital	554	1,460	110	2,124
TOTAL LIABILITIES AND EQUITY	3,914	27,781	1,517	33,134

Statement of Income	R$ million
4th Quarter/08	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	650	1,657	279	2,580
Retained Insurance Premiums (a)	650	150	-	800
Revenues from Pension Plans (b)	-	1,507	-	1,507
Revenues from Capitalization (c)	-	-	279	273
Changes in Technical Reserves	(38)	(1,485)	(195)	(1,713)
Insurance (d)	(38)	1	-	(37)
Pension Plans (e)	-	(1,486)	-	(1,486)
Capitalization (f)	-	-	(195)	(191)
Earned Premiums (g=a+d)	612	151	-	763
Result of Pension Plans and Capitalization (h=b+c+e+f)	-	21	84	103
Retained Claims (i)	(397)	(39)	-	(436)
Selling Expenses (j)	(128)	(18)	(6)	(153)
Other Operating Income/(Expenses) of Insurance Operations (k)	3	(6)	(0)	0
Underwriting Margin (l=g+i+j+k)	89	88	-	178
Result from Insurance, Pension Plans and Capitalization (m=h+l)	89	110	78	277
Managerial Financial Margin	28	68	15	110
Banking fees and charge revenues	-	101	-	101
Non-interest Expenses	(111)	(82)	(41)	(233)
Tax Expenses for ISS, PIS and Cofins	(16)	(5)	(5)	(26)
Other Operating Income	1	0	0	2
Operating Income	(10)	193	48	232
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	(6)	194	50	238
Income Tax/Social Contribution	4	(60)	(17)	(73)
Profit Sharing	(3)	(0)	-	(4)
Recurring Net Income	(5)	133	33	161
(RAROC) - Return on Average Tier I Allocated Capital	-3.7%	37.2%	124.0%	31.0%
Efficiency Ratio	109.6%	29.8%	46.2%	50.1%

Note: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

48	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Insurance, Pension Plans and Capitalization

On September 30, 2008	R$ million
		Life and Pension
ASSETS	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Assets	3,563	26,473	1,358	31,364

Cash and Cash Equivalents	104	13	4	121
Securities	1,351	26,041	1,327	28,705
Other Assets	2,108	420	27	2,538

Permanent Assets	138	5	45	181
TOTAL ASSETS	3,702	26,478	1,402	31,545

R$ million
		Life and Pension
LIABILITIES AND EQUITY	Insurance	Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	3,166	25,080	1,298	29,507

Technical Provisions - Insurance	1,852	452	-	2,304
Technical Provisions - Pension Plans and VGBL	-	24,109	-	24,109
Technical Provisions - Capitalization	-	-	1,170	1,160
Other Liabilities	1,315	519	128	1,933

Allocated Tier I Capital	535	1,398	105	2,038
TOTAL LIABILITIES AND EQUITY	3,702	26,478	1,402	31,545

Statement of Income	R$ million
3rd Quarter/08	Insurance	Life and Pension Plans	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	705	1,609	274	2,583
Retained Insurance Premiums (a)	705	177	-	882
Revenues from Pension Plans (b)	-	1,432	-	1,432
Revenues from Capitalization (c)	-	-	274	269
Changes in Technical Reserves	(97)	(1,451)	(188)	(1,732)
Insurance (d)	(97)	(26)	-	(123)
Pension Plans (e)	-	(1,424)	-	(1,424)
Capitalization (f)	-	-	(188)	(184)
Earned Premiums (g=a+d)	608	151	-	759
Result of Pension Plans and Capitalization (h=b+c+e+f)	-	7	86	92
Retained Claims (i)	(363)	(49)	-	(412)
Selling Expenses (j)	(137)	(18)	(3)	(156)
Other Operating Income/(Expenses) of Insurance Operations (k)	(1)	(1)	(0)	(1)
Underwriting Margin (l=g+i+j+k)	108	83	-	191
Result from Insurance, Pension Plans and Capitalization (m=h+l)	108	91	83	281
Managerial Financial Margin	23	48	4	77
Banking fees and charge revenues	-	103	-	103
Non-interest Expenses	(94)	(50)	(39)	(185)
Tax Expenses for ISS, PIS and Cofins	4	(12)	(5)	(13)
Other Operating Income	1	0	0	1
Operating Income	41	180	43	265
Non-operating Income	4	0	2	6
Income Before Income Tax and Social Contribution	46	180	45	271
Income Tax/Social Contribution	(13)	(55)	(15)	(83)
Profit Sharing	(3)	(1)	-	(3)
Recurring Net Income	30	125	30	185
(RAROC) - Return on Average Tier I Allocated Capital	21.5%	36.4%	117.3%	36.5%
Efficiency Ratio	69.5%	21.8%	47.4%	41.1%

Note: The Consolidated figure does not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.
The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.
The insurance subsegment includes 100% of Itaú XL. The Underwriting Margin refers to the insurance business.

49	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Insurance, Pension Plans and Capitalization

Insurance
The decline in recurring net income arose from the increased number of retained claims and the return of the tax expenses to the same levels as the first and second quarters. Tax credits recorded during the third quarter amounted to R$ 19 million, with a positive impact on results for that period.
The underwriting margin was down from the prior quarter due to the 9.4% increase in the amount of retained claims, mostly in automobile and property damages products.
The managerial financial margin grew by 20.7% compared to the previous quarter, primarily because of the appreciation seen in the tax incentive certificates market.

Life and Pension Plan
The recurring net income of the life and pension subsegment grew by 6.4% compared to the prior quarter, due to higher results of pension plan transactions, increased margin of life insurance underwriting, and higher managerial financial margin.
The contributions to pension plans increased by approximately R$ 75 million. Contributions to pension plans are historically higher in December, and in this month of 2008, PGBL and VGBL active plans totaled 962 thousand.
The underwriting margin grew 6.2% quarter-on-quarter, due to the improved claim index of life insurance policies.
The managerial financial margin increased by R$ 21 million from the prior quarter, owing to the better performance of investment funds and appreciation in the tax incentive certificate market.

Capitalization
Net income grew by 9.9% due to higher financial gains on investment funds, as a result of the better performance of fixed-interest securities and appreciation in the tax incentive certificate market. The operating performance of capitalization products remained virtually unaltered from the prior quarter.

Composition of earned premiums

NB: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

In the fourth quarter of 2008, the life and personal accidents product increased its share by 270 basis points from the prior quarter.

Number of Policies - Mass products

The number of policies grew by 3.9% compared to the prior quarter, in particular for life and personal accidents and residential products.

50	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Insurance, Pension Plans and Capitalization

Combined Ratio
The combined ratio, which shows the operating cost efficiency in relation to income from premiums earned, increased by 590 basis points compared to the prior quarter.
The increase of expenses for promotions, provision for losses of amounts receivable, constitution of the provision for labor claims and civil lawsuits, costs related to sales campaigns and the growth of casualties (retained casualties / premiums received), mainly in the automobile and equity risks’ products affected the combined index.

Combined Ratio and Underwriting Margin

Note: combined ratio is the sum of the following indices: retained claims/earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

NB: The chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.
The results from Proteção Cartão are not included in the calculation of the combined ratio.

Insurance Technical Provisions
At December 31, 2008, technical provisions added up to R$ 2,394 million, growing by 3.9% during the quarter.

Pension Plan Technical Provisions
At December 31, 2008, technical provisions totaled R$ 25,100 million, growing by 4.1% from the prior quarter.

Capitalization Technical Provisions
At December 31, 2008, technical provisions totaled R$ 1,196 million, growing by 3.1% quarter-on-quarter.

Number of Capitalization Bonds - PIC

During the quarter, this portfolio remained virtually stable, comprising 6.0 million active bonds.

51	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaubanco - Investment Funds and Managed Portfolios

The pro forma financial statements below were prepared based on internal information from Itaú’s managerial model and are intended to outline the performance of businesses associated with the Asset Management area.

R$ million
			Variation
Itaubanco - Investment Funds and Managed Portfolios	4th Q/08	3rd Q/08	Nominal	%
Banking fees and charge revenues	449	481	(31)	-6.5%
Mutual Fund Management Fees (*)	350	372	(21)	-5.7%
Brokerage Services and Placement of Securities	59	69	(10)	-14.8%
Custody Services and Managed Portfolios	40	40	(0)	-0.5%
Transfer to Banking	(140)	(139)	(1)	0.5%
Non-interest Expenses	(195)	(196)	1	-0.4%
Tax Expenses for ISS, PIS and Cofins	(25)	(33)	7	-22.9%
Income before Tax and Profit Sharing	89	113	(24)	-21.1%
Income Tax and Social Contribution	(30)	(38)	8	-21.1%
Profit Sharing	(14)	(44)	29	-67.5%
Recurring Net Income	45	31	14	44.1%

(*) Does not include income from Pension Plans Fund Management.
Note: The Non-Interest Expenses comprise Personnel Expenses, Other Administrative Expenses and Other Taxes, and Other Operating Expenses.

In the fourth quarter of 2008, net income from investment funds and managed portfolios totaled R$ 45 million.
During the period, revenues from fund management declined by 5.7%, driven by the migration of such resources to other investments. Revenues from brokerage services and placement of securities dropped by 14.8% in the period. The decrease in market share in the volume of AUM in the past quarters reflects the reallocation of customer resources to savings accounts and CDB’s (Bank Deposit Certificates) to meet the increase in loans.

Itaú Corretora
Itaú Corretora, whose management is independent from the fund management activities, handled contracts worth R$ 23,576 million on Bovespa in the fourth quarter of 2008, representing a 27% decline compared to the same period of 2007. Itaú Corretora ranked 6th among all brokers, with a 4.3% share in the market volume.
Contracts handled on BM&F amounted to 2.5 million, down 10% from the same period of 2007.
Itaú Corretora was second in the Carrying Ranking (Settlement Ranking), with a share of 12.1% in the total volume of deals settled.

Assets Under Management (AUM)

Market Share - Source: Anbid/Ranking Global

Note.: The historical volume of managed portfolios has been adjusted for comparison purposes.

Itaú Corretora, through its Home Broker - www.itautrade.com.br – was responsible for a volume of trading of R$ 3,379 million in the fourth quarter of 2008, in line with last year figures. As such, Itaú Corretora ranked 8th among all brokers, with a market share of 4.8%.

52	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaú BBA

The pro forma income statement of Itaú BBA is presented below.

R$ million
Itaú BBA	4th Q/08	3rd Q/08	Variation
Managerial Financial Margin	984	749	235	31.4%
• Financial Margin with Customers	711	559	152	27.2%
• Financial Margin with Market	273	190	83	43.8%

Result from Loan Losses	(347)	(58)	(289)	495.6%
Provision for Loan and Lease Losses	(350)	(62)	(287)	460.5%
Recovery of Credits Written-Off as Losses	2	4	(2)	-46.2%

Net Result from Financial Operations	637	691	(54)	-7.8%

Other Operating Income/(Expenses)	(210)	(138)	(73)	52.8%
Banking fees and charge revenues	146	167	(21)	-12.7%
Non-interest Expenses	(264)	(243)	(22)	9.0%
Tax Expenses for ISS, PIS and Cofins	(51)	(66)	16	-23.6%
Equity in the Earnings of Associated Companies	2	3	(1)	-33.4%
Other Operating Income	(43)	1	(44)	-4,202.8%

Operating Income	426	553	(127)	-22.9%

Non-operating Income	(4)	(3)	(1)	21.4%

Income before Tax and Profit Sharing	423	550	(127)	-23.1%
Income Tax and Social Contribution	(106)	(182)	77	-42.1%
Profit Sharing	(31)	(46)	15	-32.7%

Recurring Net Income	286	322	(35)	-11.0%

Note: The item Non-Interest Expenses is composed of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and other taxes and Other Operating Expenses.

In the fourth quarter of 2008, the financial margin totaled R$ 984 million, corresponding to a 31.4% increase when compared to R$ 749 million in the prior period.
The financial margin on customer transactions added up to R$ 711 million, growing by 27.2% compared to R$ 559 million in the prior quarter, essentially driven by the increased volume of credit and structured transactions during the fourth quarter of 2008.
The financial margin on market transactions amounted to R$ 273 million, growing by 43.8% from the prior quarter. Within treasury transactions, the R$ 133 million income in the fourth quarter arises from Itaú BBA proprietary strategies pursued on local and international markets. The financial margin on management of exchange risk of investments abroad, which corresponds to the remuneration of these investments at the CDI rate, totaled R$ 141 million.
In spite of the economic downturn prevalent in the period and the expected lower GDP growth in 2009, the outstanding quality level of the credit portfolio is to be underlined, with 95% of the credits having been ascribed “AA”, “A” and “B” ratings, pursuant to the criteria set forth in Resolution 2682 of the National Monetary Council. In this context, in the fourth quarter the provision for loans and lease losses rose to R$ 347 million, chiefly due to the increase in the credit portfolio and risk re-ratings.
Net result from financial operations added up to R$ 637 million, a 7.8% decline when compared quarter-on-quarter.
Banking fee revenues totaled R$ 146 million in the fourth quarter of 2008, decreasing by 12.7% from the prior quarter, primarily on account of lower revenues from investment banking transactions.
Non-interest expenses totaled R$ 264 million, corresponding to a 9.0% increase from the prior quarter, essentially due to higher volumes of cash management in the period.
The “Other operating revenues” line declined by R$ 44 million quarter-on-quarter, as a result of the pro forma deferral of expenses relating to the value of the customer portfolio that was transferred from Itaú to Itaú BBA in the second half of 2008.
As a result of the above items, Itaú BBA pro forma net income amounted to R$ 286 million in the fourth quarter, corresponding to an annualized return on average allocated capital (tier 1) of 16.1% in the period.

Market	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Management of Foreign Exchange Risk from Investments Abroad	141	57	84	146.4%
Treasury	133	133	(0)	0.0%
Financial Margin on Market Transactions	273	190	84	146.4%

53	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaucred

The pro forma financial statements of Itaucred are presented below, based on managerial information provided by proprietary models, in order to more accurately reflect the performance of the business units.

On December 31, 2008	R$ million
	Itaucred
		Credit Cards -
		Non-Account
ASSETS	Vehicles	Holders	Taií + Payroll	Itaucred

Current and Long-term Assets	43,149	4,840	4,174	52,163
Loans	43,073	5,343	4,592	53,008
(Allowance for Loan Losses)	(2,450)	(688)	(734)	(3,871)
Other Assets	2,526	185	316	3,026
Permanent Assets	79	-	73	152

TOTAL ASSETS	43,227	4,840	4,247	52,315

R$ million
	Itaucred
		Credit Cards -
		Non-Account
LIABILITIES AND EQUITY	Vehicles	Holders	Taií + Payroll	Itaucred

Current and Long-term Liabilities	39,676	4,224	3,626	47,525
Deposits	13	-	-	13
Securities Repurchase Agreements	37,276	1,031	2,240	40,547
Borrowings and On-Lendings	424	-	0	424
Other Liabilities	1,964	3,192	1,385	6,541
Allocated Tier I Capital	3,552	617	622	4,790
Allocated Tier I Capital of Minority Interests	-	-	166	166
Allocated Tier I Capital of Parent Company	3,552	617	455	4,623

TOTAL LIABILITIES AND EQUITY	43,227	4,840	4,247	52,315

Statement of Income	R$ million
4th Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred

Managerial Financial Margin	916	404	222	1,542

Result from Loan Losses	(437)	(179)	(133)	(748)
Provision for Loan and Lease Losses	(480)	(245)	(175)	(900)
Recovery of Credits Written-Off as Losses	44	66	43	152

Net Result from Financial Operations	479	225	89	794

Other Operating Income/(Expenses)	(177)	(101)	(105)	(383)
Banking fees and charge revenues	119	174	63	355
Operating Result of Insurance, Pension Plans and Capitalization	9	9	2	20
Non-interest Expenses	(245)	(253)	(162)	(660)
Tax Expenses for ISS, PIS and Cofins	(72)	(32)	(25)	(128)
Other Operating Income	12	0	18	30

Operating Income	303	124	(15)	411

Non-operating Income	0	-	0	1

Income Before Tax and Profit Sharing	303	124	(15)	412
Income Tax and Social Contribution	(88)	(40)	8	(120)
Profit Sharing	(10)	(5)	(3)	(18)

Recurring Net Income	205	79	(10)	274

Recurring Net Income of Minority Interests	-	-	2	2
Recurring Net Income of Parent Company	205	79	(12)	272

(RAROC) - Return on Average Tier I Allocated Capital	23.7%	53.0%	-6.5%	23.5%

Efficiency Ratio	24.9%	45.6%	57.9%	36.3%
Note: Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.

54	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaucred

On September 30, 2008	R$ million
	Itaucred
ASSETS	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred

Current and Long-term Assets	42,729	4,368	3,854	50,952
Loans	42,257	4,606	4,254	51,117
(Allowance for Loan Losses)	(2,175)	(485)	(687)	(3,347)
Other Assets	2,647	247	287	3,181
Permanent Assets	65	-	64	130

TOTAL ASSETS	42,795	4,368	3,919	51,081

R$ million
	Itaucred
		Credit Cards -
		Non-Account
LIABILITIES AND EQUITY	Vehicles	Holders	Taií + Payroll	Itaucred

Current and Long-term Liabilities	39,411	3,797	3,332	46,540
Deposits	16	-	-	16
Securities Repurchase Agreements	37,252	1,070	2,158	40,480
Borrowings and On-Lendings	321	-	0	321
Other Liabilities	1,822	2,726	1,174	5,723
Allocated Tier I Capital	3,384	572	587	4,542
Allocated Tier I Capital of Minority Interests	-	-	156	156
Allocated Tier I Capital of Parent Company	3,384	572	431	4,386

TOTAL LIABILITIES AND EQUITY	42,795	4,368	3,919	51,081

Statement of Income	R$ million
3rd Quarter/08	Vehicles	Credit Cards - Non-Account Holders	Taií + Payroll	Itaucred

Managerial Financial Margin	874	388	224	1,486

Result from Loan Losses	(406)	(195)	(131)	(732)
Provision for Loan and Lease Losses	(450)	(214)	(165)	(829)
Recovery of Credits Written-Off as Losses	44	19	34	97

Net Result from Financial Operations	468	193	93	754

Other Operating Income/(Expenses)	(122)	(89)	(113)	(325)
Banking fees and charge revenues	170	163	55	387
Operating Result of Insurance, Pension Plans and Capitalization	7	13	1	22
Non-interest Expenses	(269)	(234)	(160)	(663)
Tax Expenses for ISS, PIS and Cofins	(77)	(32)	(23)	(132)
Other Operating Income	47	0	14	61

Operating Income	346	103	(20)	429

Non-operating Income	(0)	-	0	0

Income Before Tax and Profit Sharing	346	103	(20)	429
Income Tax and Social Contribution	(106)	(32)	10	(128)
Profit Sharing	(6)	(3)	(3)	(12)

Recurring Net Income	234	68	(13)	289

Recurring Net Income of Minority Interests	-	-	3	3
Recurring Net Income of Parent Company	234	68	(15)	287
(RAROC) - Return on Average Tier I Allocated Capital	28.5%	50.0%	-8.1%	26.0%

Efficiency Ratio	26.3%	43.9%	59.2%	36.3%

Note: Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses.

55	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Itaucred

Vehicles
At the end of 2008, Itaú reached 28% of the vehicle market share compared to 27% from the previous quarter. As for new contracts, market share kept stable at 24%. In the fourth quarter of 2008, the portfolio balance achieved R$43,073 million, representing a small1.9% increment over the prior quarter, due to the impact of the economic crisis in global markets.
The Itaucred Vehicle subsegement net income was R$ 205 million in the fourth quarter of 2008, a 12.3% decline compared to the prior quarter. The reduction in the volume of new credit extensions impacted service fee revenues, which were 29.8% lower than in the prior quarter.

Credit Cards – Non-Account Holders
The Credit Card – Non-Account Holders subsegment net income amounted to R$ 79 million in the fourth quarter of 2008, a 15.9% growth quarter-on-quarter.
The managerial financial margin increased primarily on account of higher revenues from early settlements to retailers and higher revenues from the receipt of overdue amounts, due to the increased liquidity levels seen in the last quarter of the year. To take advantage of such liquidity, we carried out additional collection efforts, including renegotiation processes, which gave rise to increased income from the recovery of credits previously written-off as losses. The growth in the amount of receivables (cash and financed sales), driven by the higher volume of transactions, as well as the changes in the macroeconomic environment, impacted the provision for doubtful loans. The increase in banking service fees was essentially due to the higher interchange revenues arising from the increased transaction amounts, which is typical of the last quarter of the year. As a result of the higher transaction amounts, increased number of transactions, and sales and activation efforts, expenses for direct mailing, mail, call center, award program and systems also went up. The usual campaigns at year-end also brought about higher marketing expenses.

Taií
Taií, Itaú’s consumer-credit segment, encompasses the transactions of Financeira Itaú (FIT), a company 100% Itaú; and Financeira Itaú CBD (FIC) and Financeira Americanas Itaú (FAI), in which Itaú has equity interest of 50% of the share capital. The credit portfolio of Taií, excluding the payroll credit, reached R$2,359 million in December 2008, up 12% in relation to September 2008. The client base reached 7.5 million, 5.2% higher than the third quarter of 2008.

Financeira Itaú (FIT)
The focus on the fourth quarter of 2008 was on increasing the products’ portfolio and the activation of the client base. The plan that had been announced in the third quarter, which encompassed the reduction of the stores’ network, has been implemented, maintaining those with greater potential to generate value, with a total of 136 stores at year-end.

Financeira Itaú CBD (FIC)
The strategy of Financeira Itaú CBD (FIC) focused on Private Label and Branded cards, and the year-end sales increased invoicing by 23% compared with the third quarter and increased share of sales within the Pão de Açúcar Group by 4%. The business has 563 stores, 4.8 million clients and 1.3 million accounts sold in 2008.

Financeira Americanas Itaú (FAI)
FAI had 463 points of sale at the close of the quarter, increasing 57% over the previous quarter. At the end of 2008, it exceeded 2.8 million cards, which contributed to increasing the share in the sales of its controlling shareholder to 12% in December 2008.

Taií  + Payroll - Recurring Net Income/(Loss)

R$ million
	4th Q/08	3rd Q/08	Variation
FIT	(14)	(16)	1
FIC	4	5	(1)
FAI	(11)	(11)	0
Subtotal - Taií	(21)	(22)	1
Payroll	11	9	2
Total	(10)	(13)	3

56	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Value at Risk
Activities Abroad
Balance Sheet by Currency

Itaú

Value at Risk (VaR)

Itaú
As the fixed rate market is expected to maintain its current trend (decrease in future rates), Itaú continued to pursue its strategy of optimizing the risk/return ratio.
The Structural Gap, including commercial transactions and related financial instruments, showed increased average and maximum VaR values during the quarter, on account of the high volatility seen in the market during the period. However, at December 31, 2008, VaR declined in all risk factors which comprise these portfolios, primarily driven by reduced volatility brought about by a conservative management of the portfolios. Accordingly, Global VaR remained at low levels considering the Bank’s net equity.

Itaú - Structural Gap VaR (*)	R$ million
	Dec 31, 08	Sep 30, 08
Fixed Rate	145.6	169.8
Benchmark Rate (TR)	13.8	30.4
Inflation Rates	3.3	6.9
Dollar Coupon Rate	13.7	31.4
Foreign Exchange (**)	7.6	22.8
Equities	10.0	14.7
Diversification Impact	(33.3)	(88.5)
Global VaR (**)	160.8	187.5

(*) VaR refers to the maximum potential loss in 1 day, with a 99% confidence level.
(**) Considering the effects of tax adjustments.

Itaú - Stress VaR of the Proprietary Desk	R$ million
	Dec 31, 08	Sep 30, 08
Global Stress VaR	(79.4)	(77.3)
Maximum Global Stress VaR in the quarter	(163.1)	(107.1)
Average Global Stress VaR in the quarter	(91.2)	(87.7)
Minimum Global Stress VaR in the quarter	(51.5)	(66.2)

Itaú BBA
In the fourth quarter of 2008, Brazil experienced a decrease in risk premiums in the fixed-income market, and a significantly increased volatility in the currency, equity and sovereign risk markets. In this context, Itaú BBA´s values at risk increased. Such scenario, however, did not alter the characteristics of the Bank’s exposure to risk, which is still negligible compared to the institution’s equity. Accordingly, average VaR remained below 1% of the Bank’s tier 1 capital.

Itaú - BBA - VaR	R$ million
	Dec 31, 08	Sep 30, 08
Fixed Rate	14.0	2.5
Dollar Coupon Rate	3.1	10.6
Foreign Exchange (*)	8.7	28.5
Equities	3.7	5.9
Sovereign	9.6	25.1
Inflation Rates	2.7	1.3
Foreign Interest Rates	1.9	3.6
Commodities	0.0	0.1
Foreign Exchange - Other Currencies	1.0	0.8
Other	8.6	12.5
Diversification Impact	(35.6)	(64.6)
Global VaR (*)	17.6	26.2

(*) Considering the effects of tax adjustments.

59	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Activities Abroad

Financial Statements
Below we present the financial statements of our main units abroad.

On December 31, 2008	R$ million
ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay
Current and Long-term Assets	24,251	2,448	11,757	3,227
Cash and Cash Equivalents	1,535	160	826	1,110
Short-term Interbank Deposits	3,974	185	158	354
Securities	2,674	74	2,064	91
Loans	6,758	1,559	8,431	1,626
(Allowance for Loan Losses)	(69)	(23)	(149)	(88)
Other Credits	9,186	134	253	122
Other Assets	193	359	173	11
Permanent Assets	823	77	155	26
Investments	521	8	1	0
Fixed Assets	17	69	113	26
Intangible Assets	285	0	41	0
TOTAL ASSETS	25,074	2,525	11,911	3,254

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay
Current and Long-term Liabilities	23,703	2,279	10,320	2,922
Deposits	9,294	1,955	7,709	2,425
Deposits Received under Securities Repurchase Agreements	205	28	427	-
Funds from Acceptances and Issue of Securities	2,433	-	496	-
Borrowings and On-lendings	1,673	69	961	12
Derivative Financial Instruments	168	13	330	-
Other Liabilities	9,930	214	394	485
Deferred Income	13	0	0	-
Minority Interest in Subsidiaries	0	-	0	0
Stockholders’ Equity of Parent Company	1,358	247	1,591	332
TOTAL LIABILITIES AND EQUITY	25,074	2,525	11,911	3,254

4rd Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay
Financial Margin	46	108	162	72
Result from Loan Losses	(6)	(1)	(61)	(5)
Provision for Loan and Lease Losses	(6)	(1)	(66)	(7)
Recovery of Credits Written-Off as Losses	-	0	5	2
Net Result from Financial Operations	39	107	101	67
Other Operating Income/(Expenses)	7	(80)	(52)	(6)
Banking Service Fees	58	29	38	57
Non-interest Expenses	(137)	(109)	(97)	(71)
Equity in the Earnings of Associated Companies	40	1	0	-
Other Operating Income	45	(1)	4	8
Operating Income	46	27	49	61
Non-operating Income	-	1	1	0
Income before Tax and Profit Sharing	46	28	50	62
Income Tax and Social Contribution	13	(20)	(7)	(22)
Profit Sharing	(6)	(2)	-	-
Minority Interest in Subsidiaries	0	-	(0)	(0)
Recurring Net Income	54	6	43	40
Return on Equity - Annualized (%p.y.)	17.0%	10.0%	12.0%	52.0%
Efficiency Ratio	91.6%	80.3%	46.7%	51.6%
Non-interest Expenses by total Assets (%p.y.)	2.2%	17.3%	3.2%	8.7%

Exchange Variance (Relationship with Brazilian Real)	Euro	Argentinean Peso	Chilean Peso	Uruguayan Peso
3rd Quarter/08	7.5%	16.1%	14.4%	10.3%
4rd Quarter/08	20.2%	10.8%	5.1%	6.5%

Europe (Lisbon, London and Luxembourg)
In the fourth quarter of 2008, Banco Itaú Europa and its subsidiaries became wholly-owned subsidiaries of Banco Itaú.
The increase in total assets is directly attributable to accounting reclassifications of the foreign exchange portfolio, with the segregation of purchases and sales, and the appreciation of the euro against the real by 20.2%.
The financial margin declined as a result of the reduced financial spread driven by the increase in funding costs.
Argentina
In the last quarter, total assets increased by 4.1%, due to the 10.8% appreciation of the Argentinean peso against the real, partly offset by a downturn in the local economy.
Recurring net income remained at historical levels, with the increase in the financial margin due to higher spreads, partly offset by the growth in personnel expenses.

60	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Activities Abroad

On September 30, 2008	R$ million
ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay
Current and Long-term Assets	12,107	2,364	9,806	2,646
Cash and Cash Equivalents	316	100	383	829
Short-term Interbank Deposits	3,759	198	311	296
Securities	2,080	59	1,295	107
Loans	5,658	1,525	7,441	1,368
(Allowance for Loan Losses)	(56)	(26)	(116)	(72)
Other Credits	261	247	394	108
Other Assets	88	260	99	9
Permanent Assets	711	63	137	27
Investments	458	13	1	0
Fixed Assets	12	41	86	24
Intangible Assets	241	8	51	2
TOTAL ASSETS	12,818	2,426	9,943	2,673

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay
Current and Long-term Liabilities	11,634	2,216	8,662	2,390
Deposits	7,005	1,830	6,175	1,987
Deposits Received under Securities Repurchase Agreements	171	28	263	-
Funds from Acceptances and Issue of Securities	2,474	-	488	-
Borrowings and On-lendings	1,224	103	1,084	13
Derivative Financial Instruments	123	6	203	-
Other Liabilities	638	247	450	390
Deferred Income	11	0	0	-
Minority Interest in Subsidiaries	0	-	0	0
Stockholders’ Equity of Parent Company	1,172	211	1,281	283
TOTAL LIABILITIES AND EQUITY	12,818	2,426	9,943	2,673

3rd Quarter/08	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay
Financial Margin	57	54	146	71
Result from Loan Losses	(15)	1	(31)	(2)
Provision for Loan and Lease Losses	(15)	(1)	(35)	(3)
Recovery of Credits Written-Off as Losses	-	2	5	1
Net Result from Financial Operations	41	55	116	69
Other Operating Income/(Expenses)	18	(49)	(59)	(28)
Banking Service Fees	40	24	25	49
Non-interest Expenses	(70)	(77)	(87)	(72)
Equity in the Earnings of Associated Companies	23	2	0	0
Other Operating Income	24	2	4	(4)
Operating Income	59	6	57	41
Non-operating Income	-	1	1	0
Income before Tax and Profit Sharing	59	7	58	42
Income Tax and Social Contribution	(9)	(1)	(6)	(5)
Profit Sharing	(2)	(1)	-	-
Minority Interest in Subsidiaries	(0)	-	(0)	(0)
Recurring Net Income	48	4	52	37
Return on Equity - Annualized (%p.y.)	17.5%	8.9%	18.7%	57.5%
Efficiency Ratio	57.7%	96.0%	50.0%	62.7%
Non-interest Expenses by total Assets (%p.y.)	2.2%	12.6%	3.5%	10.8%

Chile
Consolidated assets increased by 19.1%, on account of the 5.1% appreciation of the Chilean peso against the real, coupled with the growth in the foreign trade financing portion of the credit portfolio. These transactions, carried out in the corporate and middle market segments, were funded by the increase in term deposits made by institutional customers.
During the period, three new branches were opened.
The decline in recurring net income was driven by higher provisions for doubtful loans, in line with the more conservative rating criteria adopted, party offset by the growth in financial margin, as a function of the increased mix of volume-spread in the credit portfolio in all segments, as well as gains on treasury transactions in the forward market.
Uruguay
In the fourth quarter of 2008, consolidated assets grew by 21.7%, driven by the appreciation of the Uruguayan peso and the U.S. dollar against the real. Additionally, the credit portfolio increased, both in the corporate and individual segments, due to the holiday season and higher use of credit cards. Such growth was funded by deposits made by individuals and companies, as well as the 2.0% expansion in the customer base during the last quarter of the year.
The increase in recurring net income is directly attributable to higher revenues from credit card services, partly offset by a higher provision for doubtful loans, with the adoption of more conservative rating criteria, prompted by the impacts of the global financial crisis.

61	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Itaú

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At December 31, 2008, the net foreign exchange position, including investments abroad, was a liability of US$ 5,508 million.

R$ million
	Dec 31,08
Assets	Consolidated Itaú	Total	Business in Brazil Itaú Local Currency	Foreign Currency	Business Abroad Itaú
Cash and Cash Equivalents	11,809	3,748	2,973	775	8,109
Short Term Interbank Deposits	85,586	77,273	76,871	402	16,645
Securities	97,540	86,644	84,077	2,568	18,800
Loans	167,146	141,259	116,396	11,391	28,521
(Allowance for Loan Losses)	(13,912)	(13,472)	0	0	(440)
Other Assets	96,005	82,879	64,404	18,475	15,192
Foreign Exchange Portfolio	43,425	33,104	15,071	18,033	12,322
Other	52,580	49,775	49,333	442	2,871
Permanent Assets	6,519	20,118	4,901	15,218	1,604
TOTAL ASSETS	450,693	398,451	349,622	48,828	88,432

Derivatives - Purchased Positions				70,248
Futures				20,000
Options				28,664
Swaps				11,097
Other				10,487
TOTAL ASSETS AFTER ADJUSTMENTS (a)				119,076

	Dec 31,08
Liabilities and Equity	Consolidated Itaú	Total	Business in Brazil Itaú Local Currency	Foreign Currency	Business Abroad Itaú
Deposits	150,673	121,096	120,953	143	32,703
Funds Received under Securities Repurchase Agreements	91,006	89,029	89,029	0	1,981
Funds from Acceptances and Issue of Securities	11,103	12,134	5,638	6,497	5,439
Borrowings and On-Lendings	24,062	20,231	7,448	12,783	13,152
Derivative Financial Instruments	8,008	5,996	5,996	0	2,011
Other Liabilities	102,108	87,180	63,898	23,282	17,909
Foreign Exchange Portfolio	42,631	32,229	10,701	21,528	12,402
Other	59,477	54,951	53,197	1,754	5,507
Technical Provisions of Insurance, Pension Plans and Capitalization	28,950	28,949	28,949	0	2
Deferred Income	119	102	102	0	18
Minority Interest in Subsidiaries	1,317	386	386	0	0
Stockholders’ Equity of Parent Company	33,347	33,347	33,347	0	15,218
TOTAL LIABILITIES AND EQUITY	450,693	398,451	355,745	42,705	88,432

Derivatives - Sold Positions				89,243
Futures				37,844
Options				25,937
Swaps				18,093
Other				7,369
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				131,948
Foreign Exchange Position Itaú (c = a - b)				(12,872)
Foreign Exchange Position Itaú (c) in US$				(5,508)

(*) Does not consider eliminations of transactions between local and foreign business.

62	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Management Discussion
and Analysis

UNIBANCO

Unibanco

Executive Summary
Fourth Quarter 2008

In order to allow the correct evaluation of Unibanco’s performance in the fourth quarter of 2008, the Management Discussion and Analysis Report, as follows, presents the analysis about the factors that have influenced the net income of the institution during the period.

Tax Effect of Hedge of Investments Abroad and Sovereign Bonds	R$ million
	4th Q/08	3rd Q/08	Variation
Tax Effect of Hedge of Investments Abroad (*)	779	699	80
Tax Effect of Sovereign Bonds	72	75	(3)
Total	851	774	77
(*) As shown in the table on page 72.

Managerial Statement of Income	R$ million
	Unibanco
4th Quarter/08	Pro Forma	Tax Effect of Hedge of Investments Abroad and Sovereign Bonds	Managerial

Managerial Financial Margin	2,454	851	3,305
• Financial Margin with Customers	2,758	-	2,758
• Financial Margin with Market	(304)	851	547

Result from Loan Losses	(690)	-	(690)
Provision for Loan and Lease Losses	(767)	-	(767)
Recovery of Credits Written Off as Losses	77	-	77

Net Result from Financial Operations	1,765	851	2,616

Other Operating Income/(Expenses)	(1,297)	(96)	(1,393)
Banking Fees and Charge Revenues	921	-	921
Result from Op. of Insurance, Pension Plans and Capitalization	232	-	232
Non-interest Expenses	(2,393)	-	(2,393)
Tax Expenses for ISS, PIS and Cofins	(237)	(96)	(333)
Equity in the Earnings of Associated Companies	2	-	2
Other Operating Income	177	-	177

Operating Income	467	755	1,222

Non-operating Income	(28)	-	(28)

Income before Tax and Profit Sharing	439	755	1,194
Income Tax and Social Contribution	500	(755)	(255)
Profit Sharing	(203)	-	(203)
Minority Interests	(84)	-	(84)

Net Income	652	-	652

R$ million
	Unibanco
3rd Quarter/08	Pro Forma	Tax Effect of Hedge of Investments Abroad and Sovereign Bonds	Managerial

Managerial Financial Margin	2,127	774	2,902
• Financial Margin with Customers	2,634	-	2,634
• Financial Margin with Market	(506)	774	268

Result from Loan Losses	(595)	-	(595)
Provision for Loan and Lease Losses	(671)	-	(671)
Recovery of Credits Written Off as Losses	76	-	76

Net Result from Financial Operations	1,532	774	2,307

Other Operating Income/(Expenses)	(1,118)	(79)	(1,197)
Banking Fees and Charge Revenues	886	-	886
Result from Op. of Insurance, Pension Plans and Capitalization	254	-	254
Non-interest Expenses	(2,140)	-	(2,140)
Tax Expenses for ISS, PIS and Cofins	(222)	(79)	(301)
Equity in the Earnings of Associated Companies	1	-	1
Other Operating Income	103	-	103

Operating Income	414	696	1,110

Non-operating Income	(11)	-	(11)

Income before Tax and Profit Sharing	403	696	1,099
Income Tax and Social Contribution	514	(696)	(181)
Profit Sharing	(128)	-	(128)
Minority Interests	(86)	-	(86)

Net Income	704	-	704
Note: The Statements of Income above do not include the effects of the merger and of equalization of accouting criteria.

65	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Executive Summary
Fourth Quarter 2008

Net Income and Recurring ROE

The consolidated recurring net income for the fourth quarter of 2008 added up to R$ 652 million, corresponding to a reduction of 7.3% from the prior quarter. It is worth mentioning that, in the fourth quarter, differently from the previous quarter, the dividends were not paid as interest on capital. Excluding the effect of the tax benefit related to interest on capital in the third quarter of R$ 97 million, net income of the fourth quarter would have presented a 7.4% growth from the prior quarter.

Loan Portfolio (*)

(*) Endorsements and sureties not included.

R$ million
				Variation (%)
	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07
Individuals	27,946	27,143	24,621	3.0%	13.5%
Credit Card	7,732	7,187	6,875	7.6%	12.5%
Personal Loans	12,449	12,300	12,112	1.2%	2.8%
Vehicles	7,765	7,656	5,634	1.4%	37.8%

Businesses	42,720	42,400	32,709	0.8%	30.6%
Corporate	29,525	29,104	21,441	1.4%	37.7%
Micro, Small and Middle Market	13,195	13,296	11,268	-0.8%	17.1%

Directed Loans	3,516	3,700	3,436	-5.0%	2.3%
Rural Loans	1,290	1,508	1,695	-14.5%	-23.9%
Mortgage Loans	2,226	2,192	1,741	1.6%	27.9%

Paraguay	1,103	1,029	669	7.2%	64.9%

Total	75,285	74,272	61,435	1.4%	22.5%

The loan and financing portfolio totaled R$ 75,285 million in the fourth quarter of 2008, corresponding to increases of 1.4% in the quarter and 22.5% in 12 months.

Noteworthy in 2008 was the growth by 37.8% in vehicle financing and leasing transactions with individuals, 37.7% in the large corporation portfolio, 27.9% in real estate credit transactions, and 64.9% in the credit portfolio of our operation in Paraguay. The large corporation portfolio was influenced by the depreciation of the real against the U.S. dollar by 31.9% during the year, as well as the higher demand for funds in the domestic market, primarily on account of the reduced liquidity levels in international markets.
During the quarter, the 1.4% change in the total loan and financing portfolio was negatively impacted by the 19.1% decline in payroll credit portfolios acquired, lower consumer demand in the vehicle segment, integration of large corporate transactions with Itaú BBA, and the conservative stance assumed by management with respect to higher risk portfolios.

Managerial Financial Margin

The managerial financial margin was R$ 3,305 million in the fourth quarter of 2008, increasing by 13.9% from the third quarter of the year. The managerial financial margin with clients grew by 4.7% compared to the prior period, reaching a total of R$ 2,758 million. The increased volume of spread-sensitive transactions had a positive impact on our financial margin with clients. The financial margin with the market increased by 104.1% compared to the prior quarter, essentially driven by the growth in treasury financial margin.

66	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Executive Summary
Fourth Quarter 2008

Provision for Loan Losses and
Credit Portfolio

During the fourth quarter of 2008, provisions for doubtful loans amounted to R$ 767 million, up 14.3% from the prior quarter. The recurring expense of provision for doubtful loans as a percentage of the average portfolio was 1.0%, in line with prior quarter percentages. The nonperforming loan ratio increased by 30 basis points from the prior quarter, standing at 4.2%. Such change is mainly attributable to the lower portfolio growth when compared to prior quarters, as well as maturities of financing transactions.

NPL Ratio (*) - Individuals x Businesses (%)

(*) Nonperforming Loans: Loan Transactions overdue more than 60 days

Banking Fees and Charge Revenues

Banking fee and banking charge revenues amounted to R$ 921 million in the fourth quarter of 2008, growing by 4.0% from the prior quarter. During the period, credit card revenues increased as a result of the expansion in the volume of transactions. Revenues from asset management were impacted by the reduction in performance fees, given a less positive market environment than in the prior quarter and year, as well as the reduction in the volume of assets under management, which have migrated to time deposit transactions.

Non-interest Expenses

During the fourth quarter of 2008, non-interest expenses were 11.8% higher than in the prior period. Personnel expenses increased quarter-on-quarter due to the full impact, in the quarter, of the rise in bank employees’ salaries and benefits under the new Collective Labor Agreement, and the supplementary benefit of food vouchers. Moreover, depreciation and amortization, third-party services and advertising, promotion and publication expenses increased as a result of the seasonal effect of the last quarter of the year, when the volume of transactions is higher. However, the increase in our revenues was higher than the growth in expenses, and as a result our efficiency ratio stood at 55.6% in the fourth quarter of 2008, practically flat when compared to the prior quarter.

Efficiency Ratio

67	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Executive Summary
Fourth Quarter of 2008

Pro Forma Balance Sheet

The Pro Forma Balance Sheet below does not include the effects of the merger and of equalization of accounting criteria.

R$ million
				Variation %
ASSETS	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07

Current and Long-term Assets	180,455	175,085	146,614	3.1%	23.1%

Cash and Cash Equivalents	3,869	3,788	4,430	2.1%	-12.7%
Short-term Interbank Deposits	40,808	38,049	37,672	7.3%	8.3%
Securities and Derivative Instruments	41,186	38,036	25,974	8.3%	58.6%
Interbank and Interbranch Accounts	2,337	7,637	6,888	-69.4%	-66.1%
Loans, Leasing Operations and Other Credits	75,285	74,272	61,435	1.4%	22.5%
(Allowance for Loan Losses)	(3,718)	(3,463)	(2,994)	7.4%	24.2%
Other Assets	20,688	16,766	13,209	23.4%	56.6%
Foreign Exchange Portfolio	8,269	6,961	4,516	18.8%	83.1%
Others	12,420	9,805	8,693	26.7%	42.9%

Permanent Assets	4,797	3,435	2,983	39.6%	60.8%
Investments	1,905	886	735	114.9%	159.3%
Fixed Assets	1,032	933	843	10.6%	22.4%
Intangible Assets	1,860	1,616	1,405	15.1%	32.4%

TOTAL ASSETS	185,252	178,520	149,597	3.8%	23.8%

R$ million
				Variation %
LIABILITIES AND EQUITY	Dec 31,08	Sep 30,08	Dec 31,07	Dec/08- Sep/08	Dec/08- Dec/07

Current and Long-term Liabilities	170,894	162,874	135,769	4.9%	25.9%
Deposits	56,673	54,413	45,643	4.2%	24.2%
Demand Deposits	4,094	3,464	10,279	18.2%	-60.2%
Savings Accounts	7,400	7,266	10,506	1.8%	-29.6%
Interbank Deposits	1,790	851	1,149	110.5%	55.8%
Time Deposits	43,389	42,833	23,709	1.3%	83.0%
Funds Received under Securities Repurchase Agreements	34,346	31,327	27,080	9.6%	26.8%
Funds from Acceptances and Issue of Securities	8,781	8,611	4,601	2.0%	90.9%
Interbank and Interbranch Accounts	836	1,287	764	-35.0%	9.4%
Borrowings and On-lendings	18,504	18,588	16,337	-0.5%	13.3%
Financial Instruments and Derivatives	6,861	5,859	3,921	17.1%	75.0%
Technical Provisions for Insurance, Pension Plans and Cap.	12,540	11,955	11,055	4.9%	13.4%
Other Liabilities	32,351	30,834	26,369	4.9%	22.7%
Foreign Exchange Portfolio	6,451	4,725	3,016	36.5%	113.9%
Subordinated Debt	8,191	7,626	5,757	7.4%	42.3%
Others	17,709	18,482	17,596	-4.2%	0.6%

Deferred Income	103	73	57	40.5%	80.8%
Minority Interest in Subsidiaries (*)	1,212	2,654	1,934	-54.3%	-37.3%

Stockholders’ Equity of Parent Company	13,044	12,919	11,837	1.0%	10.2%

TOTAL LIABILITIES AND EQUITY	185,252	178,520	149,597	3.8%	23.8%

Deposits	56,673	54,413	45,643	4.2%	24.2%
Assets Under Management (AUM)	56,670	55,642	54,935	1.8%	3.2%

Total Deposits + Assets Under Management (AUM)	113,343	110,055	100,578	3.0%	12.7%

(*) The decrease in the balance of minority interest in subsidiaries is fundamentally related to the equity acquisition of Unibanco AIG Seguros.

Note: On December 31, 2008, the Consolidated Balance Sheet of Itaú Unibanco does not represent the sum of Itaú and Unibanco because of intercompany transactions.

68	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Executive Summary
Fourth Quarter of 2008

Pro Forma Statement of Income

The Pro Forma Statement of Income below does not include the effects of the merger and of equalization of accouting criteria.

R$ million
					Variation
	4th Q/08	3rd Q/08	2008	2007	4th Q/08- 3rd Q/08%		2008- 2007%

Managerial Financial Margin	3,305	2,902	12,012	10,020	404	13.9%	1,992	19.9%
• Financial Margin with Customers	2,758	2,634	10,657	9,219	125	4.7%	1,438	15.6%
• Financial Margin with Market	547	268	1,355	802	279	104.1%	553	69.0%

Result from Loan Losses	(690)	(595)	(2,479)	(1,912)	(95)	16.0%	(567)	29.6%
Provision for Loan and Lease Losses	(767)	(671)	(2,783)	(2,155)	(96)	14.3%	(628)	29.2%
Recovery of Credits Written Off as Losses	77	76	304	243	1	1.3%	61	25.3%

Net Result from Financial Operations	2,616	2,307	9,533	8,108	309	13.4%	1,425	17.6%

Other Operating Income/(Expenses)	(1,393)	(1,197)	(4,786)	(4,215)	(196)	16.4%	(570)	13.5%
Banking Fees and Charge Revenues	921	886	3,637	3,640	35	4.0%	(3)	-0.1%
Result from Operations of Insurance, Pension Plans and Cap.	232	254	879	745	(22)	-8.8%	133	17.9%
Non-interest Expenses	(2,393)	(2,140)	(8,576)	(7,820)	(253)	11.8%	(757)	9.7%
Tax Expenses for ISS, PIS and Cofins	(333)	(301)	(1,208)	(983)	(32)	10.7%	(224)	22.8%
Equity in the Earnings of Associated Companies	2	1	13	102	1	109.7%	(89)	-87.6%
Other Operating Income	177	103	470	101	74	71.7%	369	367.2%

Operating Income	1,222	1,110	4,748	3,893	113	10.1%	855	22.0%
Non-operating Income	(28)	(11)	(13)	(10)	(17)	154.5%	(3)	32.5%

Income before Tax and Profit Sharing	1,194	1,099	4,734	3,883	95	8.7%	851	21.9%

Income Tax and Social Contribution	(255)	(181)	(900)	(550)	(74)	40.7%	(350)	63.6%
Profit Sharing	(203)	(128)	(621)	(560)	(75)	59.0%	(61)	10.9%
Minority Interests in Subsidiaries	(84)	(86)	(359)	(173)	2	-2.7%	(187)	108.1%

Recurring Net Income	652	704	2,853	2,600	(51)	-7.3%	254	9.8%

69	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Analysis of the
Net Income

Unibanco

Analysis of the Net Income
Managerial Financial Margin

The managerial financial margin in the fourth quarter of 2008 totaled R$ 3,305 million, a 13.9% increase from the prior quarter. The main drivers of such change are discussed below.

Managerial Financial Margin	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Customers	2,758	2,634	125	4.7%
Sensitive to Variations in Interest Rate	314	326	(12)	-3.7%
Sensitive to Spreads	2,445	2,307	137	5.9%
Market	547	268	279	104.1%
Management of Foreign Exchange Risk from Investments (I)	165	171	(6)	-3.4%
Treasury (II)	382	97	285	293.7%
Total	3,305	2,902	404	13.9%

Managerial Financial Margin with Clients
The use of financial products and services by our individual and corporate clients is the source of the managerial financial margin with clients, which is divided into the financial margin on interest rate-sensitive and the financial margin on spread-sensitive customer transactions. During the fourth quarter of 2008, the managerial financial margin with clients increased by 4.7%, totaling R$ 2,758 million. During the period, the financial margin on transactions that are interest rate-sensitive declined by 3.7%, primarily due to the increase in permanent assets and reduction in stockholders’ equity of minority interests, as a result of the acquisition of shares in Unibanco AIG Seguros held by AIG, partly offset by the rise in interest rates in the period.

Banking Transactions Sensitive to Variations in Interest Rate

R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Average Balance	9,468	10,162	(695)	-6.8%
Financial Margin	314	326	(12)	-3.7%
Annualized Rate	13.3%	12.8%		43	b.p.

Annualized Rate of Financial Margin on Interest Rate Change-Sensitive Customer Transactions

The financial margin on spread-sensitive customer transactions presented an increase of R$ 137 million in the fourth quarter, up 5.9% from the prior quarter. This growth is mainly explained by the increases of R$ 3,147 million in the average balance of loan and financing transactions, and R$ 6,110 million in the average balance of available funds, interbank deposits and securities. The annualized rate of the financial margin on spread-sensitive customer transactions stood at 9.8% in the fourth quarter of 2008.

Banking Transactions Sensitive to Spreads	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Average Balance	99,892	94,089	5,804	6.2%
Financial Margin	2,445	2,307	137	5.9%
Annualized Rate	9.8%	9.8%		0	b.p.

Annualized Rate of Financial Margin on Spread-Sensitive Customer Transactions

Managerial Financial Margin with the Market

The financial margin with the market includes treasury transactions in the financial markets and the hedge of investments abroad.

The financial margin with the market totaled R$ 547 million in the fourth quarter of the year, corresponding to a 104.1% increase from the prior quarter.

The treasury margin grew by 293.7% from the prior quarter, reaching R$ 382 million.

The financial margin on exchange risk management of investments abroad amounted to R$ 165 million in the fourth quarter of 2008.

Market Financial Margin	R$ million
			Variation
	4th Q/08	3rd Q/08	Balance	%
Management of Foreign Exchange Risk from Investments (I)	165	171	(6)	-3.4%
Treasury (II)	382	97	285	293.7%
Total	547	268	279	104.1%

71	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Analysis of the Net Income
Managerial Financial Margin

Financial Margin with the Market - Management of Foreign Exchange Risk from Investments (I)	R$ million
	4th Quarter of 2008				3rd Quarter of 2008
	Initial	Result Gross		Result Net of	Initial	Result Gross		Result Net of
	Balance	of Taxes	Tax Effects	Taxes	Balance	of Taxes	Tax Effects	Taxes
Capital Investments Abroad (A)	5,360				4,618
Exchange Variation on Investments Abroad (B)		1,184		1,184		935		935
Effect of exchange risk management of investments abroad (C)=(D)+(E)		(1,799)	779	(1,019)		(1,464)	699	(764)
Assets Position in DI (D)	5,360	270		270	4,618	171		171
Liabilities Position in Foreign Currency (E)	(9,369)	(2,069)	779	(1,289)	(8,072)	(1,635)	699	(936)
Managerial Financial Margin of Exchange Risk of Investments Abroad
(F) = (B) + (C)		(615)	779	165		(528)	699	171

The combination of the above factors led our net interest margin (annualized rate of managerial financial margin, disregarding the treasury financial margin) to stand at 10.2% in the fourth quarter of the year, unaltered from the prior quarter. Considering the effects of the provision for doubtful loans, net of the recovery of transactions previously written-off as losses, the rate for the fourth quarter was 7.8%, versus 8.1% in the prior quarter.

Analysis of the Managerial Financial Margin	R$ million
	4th Q/08			3rd Q/08
	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)
Demand Deposits + Floatings	4,653			4,366
(-) Compulsory Deposits	(1,658)			(1,559)
Contingent Liabilities (-) Contingent Assets	2,989			1,102
(-) Tax Credits	(5,797)			(4,309)
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury)	9,281			10,563
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	9,468	314	13.3%	10,162	326	12.8%

	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	25,631			19,521
Interbank and Interbranch Accounts	3,269			6,313
Loans, Leasing and Other Credits	74,779			71,632
(Allowance for Loan Losses)	(4,052)			(3,357)
Net Foreign Exchange Portfolio (Asset/Liability)	266			(21)
Spread-Sensitive Banking Transactions Performed with Customers (B)	99,892	2,445	9.8%	94,089	2,307	9.8%

Managerial Financial Margin with Customer (C = A+B)	109,360	2,758	10.1%	104,251	2,634	10.1%

Management of Exchange Risk of Investments Abroad (I) (D)	4,980	165	13.3%	5,328	171	12.8%

Net Interest Margin (E = C+D)	114,340	2,924	10.2%	109,579	2,805	10.2%

Provision for Loan and Lease Losses (F)		(767)			(671)

Recovery of Credits Written Off as Losses (G)		77			76

Net Interest Margin after Provision for Credit Risk (H = E+F+G)	114,340	2,234	7.8%	109,579	2,210	8.1%

Treasury Financial Margin (II) (J)		382			97

Net Result from Financial Operations (L = H+J)		2,616			2,307

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Banking Transactions Sensitive to Variations in Interest Rate (-) Investments Abroad.
Note: Spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI x Fixed Rate BM&F (1 year)

72	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Analysis of the Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses	R$ million
					Variation
	4th Q/08	3rd Q/08	2008	2007	4th Q/08 - 3rd Q/08
Provision for Loan and Lease Losses	(767)	(671)	(2,783)	(2,155)	(96)	14.3%
Recovery of Credits Written-off as Losses	77	76	304	243	1	1.3%
Result from Loan Losses	(690)	(595)	(2,479)	(1,912)	(95)	16.0%

The provision for loan losses added up to R$ 767 million in the fourth quarter of 2008, a 14.3% increase compared to the prior quarter. Such growth was driven by the expansion of the average loan and financing portfolio in the period, as well as the increase of nonperforming loans (credits overdue by 60 days or more) as a percentage of the total credit portfolio.
The nonperforming loan ratio was 4.2%, up 30 basis points from the prior quarter. The ratios for the individual customer and corporate portfolios increased both by 20 basis points when compared to the third quarter of the year. The delinquency ratio on individual customer transactions stood at 8.5% in the quarter, compared to 8.3% in the third quarter. Similarly, the ratio for corporate customer transactions reached 1.4% in the period, versus 1.2% in the third quarter of the year. Such performance is mainly attributable to the lower portfolio growth when compared to prior quarters, as well as maturities of financing transactions.
Revenues from the recovery of credits previously written-off as losses totaled R$ 77 million in the fourth quarter of 2008, practically stable when compared to R$ 76 million in the prior quarter.
Net write-offs amounted to R$ 435 million in the fourth quarter, a figure significantly lower than the R$ 767 million of provision for loan losses in the quarter, representing a net provision of R$ 332 million, up 22.5% from the third quarter of 2008.

Nonperforming Loans	R$ million
	Dec 31, 08	Sep 30, 08	Dec 31, 07
Total Nonperforming Loans (a)	3,172	2,933	2,388
Credit Portfolio (b)	75,285	74,272	61,435
NPL Ratio [(a)/(b)] x 100	4.2%	3.9%	3.9%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Endorsements and sureties not included.

Overdue Loans	R$ million
	Dec 31, 08	Sep 30, 08	Dec 31, 07
Overdue Loans (a)	4,755	4,574	3,502
Provision for Loan Losses (b)	(3,718)	(3,463)	(2,994)
Difference (b+a)	(1,037)	(1,111)	(508)

Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

73	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Analysis of the Net Income

Banking Fee Revenues
R$ million
						Variation
		4th Q/08	3rd Q/08	2008	2007	4thQ/08 - 3rdQ.08		2008 - 2007

Asset Management	A	61	72	291	340	(11)	-15.8%	(49)	-14.5%
Current Account Services		256	242	985	968	13	5.5%	17	1.8%
Loan Operations and Guarantees Provided		101	95	436	374	6	6.8%	62	16.5%
Collection Services		86	83	333	400	3	3.1%	(67)	-16.8%
Credit Cards	B	322	295	1,228	1,151	27	9.2%	77	6.7%
Other		96	98	365	407	(2)	-2.4%	(42)	-10.4%
Total		921	886	3,637	3,640	36	4.0%	(3)	-0.1%

Banking service fees, including banking charge revenues, grew by 4.0% from the third quarter of 2008, driven mainly by:

A) Reduction in asset management revenues, as a result of lower performance rates, given the less favorable economic environment, as well as the decreased average volume of assets under management, excluding FIDC (Credit Receivable Investment Fund), that have recently migrated to time deposit transactions.

B) Increase in credit card revenues, essentially due to the expanded volume of transactions in the fourth quarter of the year.

Others	R$ million
	4th Q/08	3rd Q/08	Variation

Income from Brokerage and Securities Placement	9	15	(6)
Income from Custody Services and Management of Portfolio	1	1	0
Income from Economic and Financial Advisory	36	18	18
Commission Income	12	13	(0)
Other Services	38	51	(13)

Total	96	98	(2)

Banking Fee Revenues and Banking Charge Revenues

74	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Analysis of the Net Income

Non-interest Expenses
R$ million
					Variation
	4thQ/08	3rdQ/08	2008	2007	4thQ/08 - 3rdQ/08		2008 - 2007

Personnel Expenses	(772)	(722)	(2,847)	(2,563)	(51)	7.0%	(284)	11.1%

Other Administrative Expenses	(1,005)	(925)	(3,656)	(3,438)	(80)	8.7%	(218)	6.3%

Other Operating Expenses	(583)	(469)	(1,987)	(1,635)	(114)	24.4%	(352)	21.5%

Tax Expenses	(32)	(25)	(86)	(183)	(7)	28.0%	97	-52.9%
Total	(2,393)	(2,140)	(8,576)	(7,820)	(253)	11.8%	(757)	9.7%
In the fourth quarter of 2008, non-interest expenses were up11.8% from the third quarter of the year. During the year, the growth was equal to 9.7%, below the inflation of 9.81% (IGP-M), as a result of efficiency gains and cost control, notwithstanding the expansion in business, salary increases and a 6.5% increase in the number of employees.

Personnel Expenses
R$ million
		4thQ/08	3rdQ/08	Variation
Compensation	A	(404)	(369)	(35)
Charges	A	(168)	(147)	(20)
Social Benefits	A	(142)	(114)	(27)
Training		(4)	(6)	1
Employee Resignation and Labor Claims		(55)	(85)	30
Total		(772)	(722)	(51)

Personnel expenses grew by 7.0% compared to the prior quarter, mostly due to:

A) Full impact in the quarter of the Collective Labor Agreement (CCT), whereby compensation amounts, benefits and charges were increased by 8.15% or 10%, in accordance with the salary levels; and impact of the supplementary benefit for food vouchers, implemented in December 2008.

Number of Employees

Other Administrative Expenses
R$ million
		4thQ/08	3rdQ/08	Variation
Data Processing and Telecommunication		(107)	(108)	0
Depreciation and Amortization	B	(120)	(97)	(23)
Facilities		(179)	(173)	(6)
Third-Party Services		(347)	(338)	(9)
Financial System Service		(24)	(22)	(1)
Advestising, Promotions and Publications	C	(95)	(89)	(7)
Transportation		(19)	(18)	(1)
Materials		(12)	(12)	0
Security		(27)	(25)	(2)
Legal		(11)	(10)	(1)
Travel		(10)	(11)	1
Others		(53)	(22)	(31)
Total		(1,005)	(925)	(80)

Other administrative expenses increased by 8.7% in the fourth quarter, primarily driven by:

B) Increase in depreciation and amortization expenses as a result of the investments in expansion of the businesses in previous quarters;

C) Increase in advertising, promotion and publication expenses, due to the seasonal effect of the last quarter of the year.

Other Operating Expenses	R$ million
	4thQ/08	3rdQ/08	Variation
Provision for contigencies	(77)	(55)	(22)
Selling - Credit Cards	(87)	(88)	1
Claims	(69)	(60)	(9)
Others	(350)	(266)	(84)
Total	(583)	(469)	(114)

Other operating expenses grew by 24.4%, mainly on account of provisions for civil contingencies.

75	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Analysis of the Net Income

Efficiency Ratio

In the fourth quarter, the efficiency ratio stood at 55.6%, driven by the increase in financial revenues at a higher rate than the growth in non-interest expenses.

Points of Service

During the quarter, 43 new branches were added under the expansion program that was announced at the beginning of the year.

Number of Points of Service

(*) Others includes stores, kiosks and stands and attendance centers: Fininvest, Hipercard, PontoCred and LuizaCred.

Note: Does not include points of sale (13,684 in Dec/08) and ATMs Tecban – Banco 24 hs (5,306 in Dec/08).

Internet Banking Clients

Over 87 thousand new customers became enabled to use Internet Banking in the fourth quarter of 2008. The number of Internet Banking accesses has followed a continuing growth trend since the beginning of the year, to reach a record level in December – more than eight hundred thousand accesses.

Internet Banking Clients

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (**)

(**) Division of Non-Interest Expenses by the arithmetic average of total assets for the two past quarters (annualized).

Tax Expenses for ISS, PIS and Cofins

In the fourth quarter of 2008, tax expenses grew by 10.7% from the prior quarter, mostly due to the increase in revenues from financial intermediation and banking service fees.

Income Tax and Social Contribution on Net Income

The income tax and social contribution on net income in the fourth quarter of 2008, after the adjustment for the effect of the hedge on investments abroad and sovereign bonds, increased 40.7% from the prior quarter. This growth is mainly explained by the fact that the payment of dividends in the fourth quarter did not occur in the form of interest on capital, differently from the previous quarter, in which a tax benefit of R$ 97 million related to interest on capital stock was recorded.

76	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Value at Risk (VaR)

Unibanco

Unibanco’s risk management of both the Treasury and total exposures is made through the management of VaR.
In the fourth quarter of 2008, the international crisis once again had a strong impact in the financial markets, resulting in a significant increase in volatilities of various risk factors. The average VaR of the proprietary desk increased to R$ 30 million in the quarter, compared to an average of R$ 24 million in the previous quarter, and ended 2008 at R$ 21 million. The maximum VaR in the quarter was R$ 160 million on November 24, 2008, as a result of the huge increase in the foreign currency exposure VaR due to the acquisition of AIG’s stake in Unibanco AIG Seguros. Except for this specific date, the maximum VaR in the quarter was R$ 46 million.

VaR of the Proprietary Desk of Unibanco
R$ million
	Dec 31, 2008	Sep 30, 2008
Fixed Rate	10.2	13.5
Dollar Linked Interest Rate + Foreign Exchange Rate	4.5	6.9
Equities	0.7	1.4
Sovereign	0.2	0.1
Other Foreign Exchange Rate	4.8	0.3
Commodities	0.7	0.1
Others (Credit Trading)	1.5	0.1
Diversification Effect	(1.5)	(0.6)
VaR Global	21.1	21.9
Maximum VaR	160.9	38.5
Average VaR	30.0	23.6
Minimum VaR	11.7	14.2

The structural position and the total Unibanco portfolio, which is comprised of the banking and trading books, suffered the same impact of the global crisis and the widespread increase in volatilities in the period. This impact is noted in the amounts of Maximum and Average VaR that presented a significant growth when compared to the amounts of previous quarter; however, this impact was reduced at the end of the period, resulting in a VaR at the same level as at the end of the prior quarter.

Unibanco VaR
R$ million
	Dec 31, 2008	Sep 30, 2008
Fixed Rate + Inflation Index Linked Interest Rate	46.2	46.0
Dollar Linked Interest Rate + Foreign Exchange Rate	13.9	16.5
Equities	0.7	1.4
Sovereign	0.2	0.1
Other Foreign Exchange Rate	4.7	0.3
Commodities	0.7	0.1
Others (Credit Trading)	1.5	0.1
Diversification Effect	(1.8)	(0.2)
VaR Global	66.2	64.4
Maximum VaR	141.3	74.0
Average VaR	97.5	55.8
Minimum VaR	61.5	34.8

77	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Business Segment
Information

UNIBANCO Pro Forma

Unibanco

Business Segment Information

As disclosed in previous quarters, according to Unibanco’s model of earnings release until the third quarter of 2008, the following pages present Unibanco’s business segment information.

Retail

In December 2008, Unibanco’s Retail business comprised 32.6 million customers throughout Brazil (a 12% increase compared to December 2007).

The commercial bank targets individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are the credit card companies; Fininvest, PontoCred and LuizaCred are the consumer finance companies. Unibanco also engages in the financing of light and heavy vehicles on a nationwide basis. It also operates payroll credit through dealers (including Fininvest) and the commercial bank.

Total Retail credit transactions, excluding sureties and endorsements, reached R$ 44,816 million, of which R$ 27,946 million are loans to individuals, representing a 3.0% increase in the fourth quarter of 2008. At the end of 2008, Unibanco had 1,008 branches and 235 corporate-site branches. During the year, 77 new branches were launched under the expansion program that was announced at the beginning of the year.

Payroll Credit
The balance of Unibanco’s payroll credit portfolio amounted to R$ 3,831 million. Since late 2007, Unibanco chose to focus on its own origination portfolio which, in December 2008, totaled R$ 1,945 million, a 16.6% increase in the year. Such evolution is the outcome of the offer of this product to commercial bank customers, as well as the origination efforts through dealers (including Fininvest).

Real Estate Credit
The real estate credit portfolio added up to R$ 2,226 million at December 31, 2008, up 27.9% from December 2007. In December 2008, the balance of committed future disbursements was R$ 1,957 million, representing a 50.1% increase in the past 12 months.

Vehicles
The balance of vehicle financing and leasing transactions grew by 3.0% in the quarter and 38.8% in the year, reaching R$ 12,215 million at December 31, 2008. During the year, Unibanco has focused on the financing of new vehicles, and, as a consequence, increased the participation of new vehicles in the portfolio mix. The chart below depicts the credit portfolio evolution and the mix of new and used vehicles.

Balance and Mix of Vehicle Financing and Leasing Transactions

Small and Medium Companies (SME)
The SME segment services companies with annual sales up to R$ 150 million. This segment provides a full range of financial services, such as credit lines, account receivable financing, working capital loans, vehicle financing, BNDES onlendings, real estate credit, leasing and payroll services, in addition to cash management services. At the end of December 2008, the SME segment was comprised of approximately 660 thousand customers.

The SME credit portfolio totaled R$ 13,195 million at December 31, 2008, a 17.1% increase over the past 12 months.

79	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Business Segment Information

Credit Card Companies

Unibanco’s credit card business is comprised of Unicard, Hipercard and Redecard. The consolidated net income of these operations was R$ 225 million in the quarter and R$ 789 million in 2008. It should be pointed out that net income for 2008 was impacted by the reduction of Unibanco’s participation in Redecard (from 31.9% to 23.2%) due to its IPO in the third quarter of 2007. Redecard net income is consolidated in Unibanco’s financial statements in proportion to the participation of Unibanco in the company.

During the quarter, the credit portfolio increased by 7.6%, reaching R$ 7,732 million in December 2008.

Credit Card Companies Financial Information	R$ million
	4th 08	3rd 08	4th 07	2008	2007
Credit Portfolio (1)	7,732	7,187	6,875	7,732	6,875
Provision for Loan losses	195	188	144	752	523
Allowance for Loan Losses over Credit Portfolio	9.3%	9.2%	7.4%	9.3%	7.4%
Fees	216	190	209	819	778
Business Results	225	158	207	789	773

(1) Individuals

Unicard issues and manages Visa and MasterCard cards and is leader in the co-branded card segment in the country. Hipercard is a credit card acquirer and issuer, as well as a card banner.

Unicard and Hipercard combined billings in 2008, in terms of the volume of purchases and cash withdrawals by members/customers, totaled R$ 30,720 million, representing a 20.2% growth compared to 2007.

Credit Cards	In millions
Number of cards	Dec/08	Sep/08	Dec/07
Visa + Mastercard (A)	18.9	19.2	17.8
Hipercard (B)	10.9	10.5	8.8
Subtotal (A+B)	29.8	29.8	26.6
Other cards	1.8	2.4	8.9
Total cards	31.6	32.2	35.5

The chart on the side shows the total number of credit cards, which was mainly impacted by the repositioning of the Fininvest business and the end of the partnership with Tribanco, under the Tricard operation. Noteworthy is the 24% growth in Hipercard’s card base during the year.

Consumer Finance Companies
Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio amounted to R$ 3,567 million in December 2008, a 2.1% growth in the quarter. Net income of this business line totaled R$ 25 million in the fourth quarter of 2008 and R$ 115 million in 2008. The following table shows the evolution of the consumer finance companies:

Consumer Finance Companies Financial Information	R$ million
	4th 08	3rd 08	4th 07	2008	2007
Credit portfolio	3,567	3,493	3,405	3,567	3,405
Provision for loan losses	174	200	152	738	603
Allowance for Loan Losses over Credit Portfolio	18.3%	17.9%	15.9%	18.3%	15.9%
Fees	104	106	96	410	373
Business results	25	17	56	115	164

At the end of the quarter, Fininvest had 577 own stores, mini-stores and kiosks, having presence in over 14 thousand points of sale. At that same date, LuizaCred and PontoCredt had 444 and 457 points of sale, respectively.

80	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Business Segment Information

Wholesale

The Wholesale segment, which services companies with annual revenues in excess of R$ 150 million, has regional coverage and sector expertise, and is focused on long-term relationships with its customers, in addition to institutional investors.

The highlights of the quarter were differentiated products and services, such as cash management solutions and structured transactions.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$ 5,047 million in 2008. Disbursement under the BNDES-exim type transactions totaled R$ 644 million in the same period.

The segment credit portfolio added up to R$ 30,469 million in December 2008, up 34.8% over the past 12 months, mostly influenced by the 31.9% depreciation of the real during 2008. It should be noted that the dollar-linked credit portfolio represents approximately 17% of all credit transactions.

Insurance and Private Pension Plans

In November 2008, Unibanco acquired the 50.1% interest held by AIG in Unibanco AIG Seguros S.A., which was renamed Unibanco Seguros S.A., with a US$ 805 million disbursement. Unibanco now holds 100% of the voting capital of Unibanco Seguros S.A., after the acquisition of the 47% of the voting capital held by AIG.

The insurance and private pension plan businesses’ net income totaled R$ 87 million in the fourth quarter of 2008 and R$ 367 million in 2008. Operating income for the quarter amounted to R$ 42 million, representing a 31.3% growth from the prior quarter. In 2008, the increase was equal to 26.7%, reaching R$ 171 million. Consolidated revenues added up to R$ 6,153 million in the year, a 8.1% growth compared to 2007.

Technical reserves amounted to R$ 11,883 million at the end of December 2008, growing by 15.3% compared to December 2007, and 2.3% compared to September 2008, as shown in the chart below:

Technical Reserves

Insurance	4th Q/08	3rd Q/08	4th Q/07	2008	2007
Net premiums written	1,004	1,057	1,032	4,110	4,141
Premiums retained	882	944	913	3,595	3,451
Premiums earned	829	811	740	3,174	2,712
Industrial result	126	129	123	520	463
Personnel and administrative expenses	(73)	(78)	(76)	(291)	(277)
Operating income	42	32	34	171	135
Financial / equity result	88	72	73	289	265
Income before taxes	130	106	104	463	401
Net income	87	85	79	367	302

Loss ratio (1)	44.3%	44.0%	42.9%	44.0%	44.8%
Combined ratio (2)	94.9%	96.0%	95.4%	94.6%	95.0%
Extended combined ratio (3)	87.4%	90.9%	91.9%	89.0%	88.9%
(1) Claims/Premiums.
(2) Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(3) Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income).

Net income of the private pension business was R$ 98 million in 2008, growing by 22.5% from 2007. Revenues amounted to R$ 2,043 million in 2008, representing a 31.8% growth compared to 2007, as a result of sales efforts through alternative channels.

Pension plan technical reserves added up to R$ 8,977 million as of December 2008, increasing by 16.2% when compared to the same period of the prior year.

81	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

Unibanco

Business Segment Information

Wealth Management

Unibanco’s wealth management business comprises Unibanco Asset Management (UAM) and our Private Banking business.

Unibanco Asset Management
Unibanco Asset Management (UAM) ended December 2008, with a 3.2% increase in assets under management when compared to December 2007, totaling R$ 56.7 billion.
The chart on the side shows the fund mix per segment. The percentage of Retail funds in the total mix has declined during the year, mainly as a result of a major focus in raising funds through time deposits to finance the bank’s loan portfolio.

Funds’ Asset Mix by Segment

(*) Includes foreign and excludes FIDC
Source: ANBID

82	Management Discussion and Analysis	Itaú Unibanco Banco Múltiplo S.A.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Itaú Unibanco Banco Múltiplo S.A.
(formerly Banco Itaú Holding Financeira S.A.)

1    In connection with our audits of the financial statements of Itaú Unibanco Banco Múltiplo S.A. and Itaú Unibanco Banco Múltiplo S.A. and its subsidiaries as of December 31, 2008 and 2007, on which we issued an unqualified opinion dated February 19, 2009, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Banco Múltiplo S.A. and its subsidiaries.

2    Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management Discussion and Analysis Report on the Consolidated Operations of the Itaú Unibanco Banco Múltiplo S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3    Based on of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information referred above, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2008 taken as a whole.

São Paulo, February 19, 2009

PricewaterhouseCoopers	Emerson Laerte da Silva

CRC 2SP000160/O-5	Emerson Laerte da Silva
PricewaterhouseCoopers	Contador CRC 1SP171089/O-3

Complete
Financial Statements

December 31, 2008

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.

INFORMATION ON THE RESULTS FOR 2008

We present below the main results of Itaú Unibanco Banco Múltiplo S.A. (Itaú Unibanco) for 2008. In view of the merger that created Itaú Unibanco at the end of 2008 and in order to provide a better understanding of the changes in assets, liabilities and results of the new institution, we present the main financial indicators of Itaú Unibanco Pro Forma, taking into consideration the information of Unibanco for 2008 and 2007.

1.
On November 3, 2008, Itaú and Unibanco signed the agreement for merger of their financial operations. It was the formal beginning of the building of the largest private conglomerate in the Southern hemisphere, with a market value among the 20 largest financial institutions in the world. Itaú Unibanco’s priority effort is to consolidate the integration of its several businesses, which are in every segment of the financial activity, strengthening the presence of the new bank in the market and having a positive outlook on the business expansion.  The unification process of the institutions is led by the Superior Integration Committee, which supervises the activities of 19 task forces, established in November 2008 to map processes and identify the best practices of each institution.

2.
On January 29, 2009, the ATM network of Itaú and Unibanco was integrated, enabling the customers of both banks to use it. At the end of 2008, Itaú Unibanco had over 4.8 thousand branches and service centers.

3.
In 2008, net income of Itaú Unibanco Pro Forma totaled R$ 10.0 billion, with a return of 23.4% on average equity (32.0% in 2007). Consolidated net income reached R$ 43.7 billion as of December 31, 2008. Basel ratio at the end of the period stood at 16.1%, based on operational financial statements consolidated.

4.
The performance of shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú Holding’s preferred shares fell 28.8% as compared to the quotation of December 31, 2007. Unibanco’s preferred shares fell 25.5%, whereas Ibovespa index dropped 41.3%. The market value of Itaú Unibanco at Stock Exchange was R$ 108 billion at the end of December.

5.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 9.8 billion in 2008. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 8.4 billion.

6.
Itaú Unibanco’s consolidated assets reached R$ 632.7 billion at the end of December 2008. The loan portfolio, including endorsements and sureties, totaled R$ 271.9 billion, an increase of 33.9% as compared to December 31, 2007. In Brazil, non-mandatory loans to the individuals segment reached R$ 93.2 billion. The very small, small and middle-market company segment in its turn reached R$ 52.6 billion, whereas the large company segment reached R$ 100.8 billion.

7.
Based on the prudent criteria adopted by management, additional provisions were recognized for loan operations in the amount of R$ 4.7 billion, considering the current economic environment and the uncertainties related thereto, and including an amount referring to risks associated with a more pessimistic scenario for 2009/2010, not yet fully covered by the history of scenarios noted in the recent past.

8.
Free, raised and managed own assets totaled R$ 806.4 billion, an increase of 25.1% as compared to December 31, 2007. Demand, time and savings deposits totaled R$ 202.1 billion. Technical provisions for insurance, pension plan and capitalization totaled R$ 41.6 billion.

9.
In 2008, Itaú Unibanco’s Corporate area took part in debenture and promissory note operations, which totaled R$ 20.1 billion, and securitization operations amounting to R$ 2.0 billion. In capital markets, the bank was the coordinator and bookrunner of initial public offerings that totaled R$ 31.8 billion.

10.
Itaú Unibanco employed over 108 thousand people at the end of 2008. The employee’s fixed compensation plus charges and benefits totaled R$ 8.1 billion in that year. Welfare benefits granted to employees and their dependants totaled R$ 1.4 billion. In addition, approximately R$ 130 million were invested in education, training and development programs.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	87

11.
Itaú Unibanco will give continuity in the commitments assumed with society. Both of them are signatories of the Equator Principles since 2004, and apply social and environment criteria for granting credit to legal entities.  By adhering to the Global Pact, they adopted in their business practices ten basic principles in the areas of human rights, labor relations, environmental protection and anti-corruption.Itaú Unibanco also takes part in the Carbon Disclosure Project and Greenhouse Gas Protocol, which aim at reducing the emission of gases that cause global warming. The Latin American Sustainable Finance Forum (LASFF) and UNEP-Finance Initiative stimulated discussions on the financial sector role as promoter of sustainability. Unibanco Asset Management (UAM) adhered to the Principles for Responsible Investment (PRI) in July 2008.

12.
In the social and cultural areas, we highlight the projects of Itaú and Unibanco’s foundations and institutes. Instituto Unibanco and Fundação Itaú Social activities are focused on education, strengthening their transforming capacity. In 2008, six million students from elementary schools and 202 thousand teachers took part in the Brazilian Portuguese Language Olympiad – “Escrevendo o Futuro” (Writing the Future), a program of Fundação Itaú Social transformed into a federal government’s education public policy.  The “Entre Jovens” (among young people), a partnership between Instituto Unibanco and the State Education Departments, qualifies university students to act as tutors to high school students with learning deficiency. Instituto Itaú Cultural’s mission is to make access to culture more democratic. Thus in 2008 the institute organized 299 cultural events in all regions of Brazil, and 39 international events held in Argentina, Chile, China, Mexico and Uruguay. In 2008, social and cultural investments of Itaú and Unibanco totaled R$ 159 million.

13.
The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unbanco website (www.itauunibancori.com.br). The financial statements as of December 31, 2008 of Itaú Unibanco takes into consideration the balance sheet information and results of Unibanco as from October 1, 2008.

2009 is expected to be a challenging year, but we are entirely confident on the soundness of the Brazilian financial system and on the qualification and capacity of this new bank to overcome challenges and provide its customers with a wider range of services to meet their various demands, contributing to the development and the economic activities of Brazil. At this time of important challenges in the global economic environment and financial market, we reaffirm our belief in the future of Brazil.

São Paulo, February 19, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	88

MANAGEMENT REPORT – 2008

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Banco Múltiplo S.A. (Itaú Unibanco) and its subsidiaries for 2008, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

THE CREATION OF ITAÚ UNIBANCO

On November 3, 2008, Itaú and Unibanco signed the agreement for the merger of their financial operations. It was the formal beginning of the building of the largest conglomerate in the Southern Hemisphere, with a market value among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – it already has commercial bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

The new bank is consolidated in a scenario in which Brazil and its financial system are in a privileged position, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogues, Itaú Unibanco is born with a strong identity in values and a converging vision for the future. For this purpose, the controlling stockholders of Itaúsa and Unibanco decided to establish a holding company with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital basis, which enable it to significantly reinforce the credit supply to the market, corresponding to the expectations of a sound and vigorous response to the demands from companies and individuals.

To the effect of giving a dimension of its potential, Itaú Unibanco will be the Brazilian company with the highest market capitalization.

ECONOMIC ENVIRONMENT AND BANKING SECTOR

The global financial market is at a critical moment, of major transformation, with several implications for Brazil. The first effects were noted here in August 2008, with the beginning of a strong devaluation of the Real against the Dollar, and the continuous movement of adjustment in stock exchanges, which had already begun in the first half. The situation worsened in September, with the squeeze of the global credit market. Due to the lack of foreign credit facilities, Brazilian companies with international presence started to search for credit in the domestic market. The credit supply by the major Brazilian Banks reflected the effects of this new demand, of the sound maintenance of liquidity and predictable increase in default. The combination of different factors, mainly those originated abroad, caused a decrease in the expansion level of the Brazilian economy.

The integration of Itaú’s and Unibanco’s operations takes place in a favorable environment, provided by the foreign crisis itself, which offers opportunities to an even stronger and more competitive Organization. The merger is in line with the global consolidation movement of financial institutions, which reflects a constant quest for operations that are sounder and able to compete, ready for competition, and better prepared to guarantee the credit supply and soundness of the system itself. In Brazil, the competitive scenario followed the same trend since the acquisition of Banco Real by Santander, in 2007, and of Nossa Caixa and Banco Votorantim by Banco do Brasil at the end of 2008.

2009 is expected to be a challenging year, due to the slowdown in the global economy, with less economic growth, increase in unemployment, reduction in the purchase power of the population and the consequent reduction of investments of companies and demand for corporate and individual credit.  Brazil, however, will be less affected by the crisis than the major world economies, since the country has a sound financial system with differentiated oversight and regulation systems. This possibility alone shall offer new prospects.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	89

ITAÚ UNIBANCO

We present the main results of Itaú Unibanco for 2008. In view of the merger that created Itaú Unibanco at the end of 2008 and in order to prove a better understanding of the changes in assets, liabilities and results of the new institution, we present the main financial indicators of Itaú Unibanco Pro Forma, taking into consideration the information of Unibanco for 2008 and 2007.

The information of Itaú Unibanco Pro Forma presented below does not represent what could have occurred if the merger of shares had taken place previously as well are not correspondent to the financial statements of Itaú Unibanco nor is indicative of future results.

	ITAÚ UNIBAN CO PRO FORMA
	2008	2007	Change (%)
Income- R$ million (1)
Gross income from financial operations	33,110	32,672	1.3
Expense for allowance for loan losses	(11,339)	(8,318)	36.3
Income from services and result from insurance, pension plan and capitalization	16,373	15,778	3.8
Personnel, administrative and other operating expenses	(24,191)	(21,271)	13.7
Recurring net income	10,571	9,779	8.1
Net income	10,004	11,921	(16.1)
Results per share - R$
Recurring net income (2)	2.58	2.39	8.1
Net income (2)	2.44	2.91	(16.1)
Book value (2)	10.66	9.96	7.0
Interest on capital/Dividends (net)	0.88	0.85	3.1
Price per preferred share (PN) (3)	26.35	37.01	(28.8)
Market capitalization - R$ million (3)	107,946	140,534	(23.2)
Balance sheet - R$ million
Total assets	632,728	444,473	42.4
Total loans (including endorsements and sureties)	271,938	203,141	33.9
Free, raised and managed own assets	806,350	644,747	25.1
Subordinated debt	22,465	17,132	31.1
Stockholders’ equity	43,664	40,806	7.0
Required Referential Equity (Financial system consolidated)	66,766	53,537	24.7
Financial ratios (%)
Recurring return on average equity	24.8%	26.2%
Return on average equity	23.4%	32.0%
Return on average assets	1.9%	3.1%
Efficiency ratio (4)	48.7%	49.8%
Basel Ratio (Financial system consolidated)	16.1%	18.7%
Fixed assets ratio (Financial system consolidated)	39.6%	23.8%
(1) Excludes the non-recurring effects for each period.
(2) Calculated based on the number of outstanding shares in December 2008 (4,097 million)
(3) Calculated based on the average quotation of preferred shares on the last day of the period.
(4) Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unbanco website (www.itauunibancori.com.br). The financial statements as of December 31, 2008 of Itaú Unibanco take into consideration the balance sheet information and results of Unibanco as from October 1, 2008.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	90

BUSINESS PERFORMANCE

The merger has opened up to Itaú Unibanco the possibility for gaining scale and competitiveness, increasing the capacity of granting credit, and providing an even wider range of service to customers. One of the most noticeable benefits of this partnership is the greater convenience for customers in view of the larger number of branches, service centers and ATMs at their disposal. The intricate structure of this network will provide even more comfort and practicality to the daily life of customers, performing an important role in accessibility to banking services.

In order to measure the dimension of the new bank, the main results for 2008 are shown below.

Consolidated assets of the new bank totaled R$ 632,728 million at December 31, 2008, the highest among the financial private conglomerates of the Southern Hemisphere.

Net income for 2008 totaled R$ 10,004 million, with a return of 23.4% on average equity (32.0% in 2007). In 2008 Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 9,827 million. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 8,376 million.

Consolidated stockholders’ equity totaled R$ 43,664 million at the end of December 2008. Loan portfolio, including endorsements and sureties reached R$ 271,938 million, a 33.9% increase as compared to December 31, 2007. In Brazil, non-mandatory loans to individuals reached R$ 93,173 million. The very small, small and middle-market company segment in its turn reached R$ 52,616 million, whereas the large company segment reached R$ 100,849 million. Free, raised and managed own assets totaled R$ 806,350 million, a 25.1% increase, as compared to December 31, 2007. At the end of December, Basel Ratio stood at 16.1%, based on the financial system consolidated.

Based on the prudential criteria adopted by management, additional provisions were recognized for loan operations in the amount of R$ 4,664 million for the year, considering the current economic environment and the uncertainties related thereto, and including an amount referring to risks associated with a more pessimistic scenario for 2009/2010, not yet fully covered by the history of scenarios noted in the recent past.

The performance of shares was affected by the international financial crisis and the fall of Stock Exchanges all over the world. Accordingly, Itaú Holding’s preferred shares fell 28.8% as compared to the quotation of December 31, 2007. Unibanco’s preferred shares fell 25.5%, whereas Ibovespa index dropped by 41.3%. The market value of Itaú Unibanco at Stock Exchange was R$ 107,946 million at the end of December.

Itaú Unibanco’s service network maintained its organic growth in 2008. At the end of 2008, Itaú Unibanco had over 4.8 thousand branches and service centers. On January 29, 2009, the ATM network of Itaú and Unibanco was integrated, enabling the customers of both banks to use it.

In the credit card segment, Itaú Unibanco holds a solid position in terms of issuance and billing, thus reflecting the growth of both institutions in this market in the last years. With the consolidation of Itaucard, Hipercard, Redecard and Unicard businesses, the credit card base reached over 47 million cards at the end of 2008.

In 2008 the volume of consumer credit granted also increased by way of the operations carried out by Itaú and Unibanco’s consumer credit companies. Other outstanding operations were those related to vehicles and real estate loans. In 2008 the balance of the vehicle portfolio of Itaú Unibanco in Brazil reached R$ 47,854 million. At December 31, 2008, Itaú Unibanco’s now consolidated operations in the real estate market are complementary and represented a loan portfolio of R$ 6,244 million.

In 2008 Itaú Unibanco increased its capacity to operate in the insurance market, with premiums of R$ 7,110 million, and in pension plan, with contributions of R$ 7,837 million. In October Unibanco purchased the 50% interest that the American International Group (AIG) held in its insurance company for US$ 805 million, ending 11 years of one of the most successful partnership histories in the insurance market. Funding operations of capitalization plans of Itaú Unibanco reached R$ 1,700 million in 2008. In December 2008, technical provisions of insurance, pension plan and capitalization totaled R$ 41,574 million.

In 2008, Itaú Unibanco’s Corporate area took part in debenture and promissory note operations, which totaled R$ 20.1 billion, and in securitization operations amounting to R$ 2.0 billion. In capital markets, the bank was the coordinator and bookrunner of initial and subsequent public offerings that totaled R$ 31.8 billion.

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THE ROAD TO INTEGRATION

Integrate to grow. With this vision, the new bank intends to provide customers with the Best Itaú and Unibanco has to offer, by adopting the outstanding practices of each institution, regardless of its origin. The proposal is to keep all existing partnerships, maintaining the same conditions currently in effect and providing even more benefits to the customers and other stakeholders.

Among the benefits that will be provided after this integration, the new bank will be able to expand credit, increase its range of products and services, value the work of its employees and ensure the soundness of our financial system.

Itaú Unibanco’s priority effort is to consolidate the integration of its several businesses, which are in every segment of the financial activity, strengthening the presence of the new bank in the market and having a positive outlook on the business expansion. Its objective is to increase operations in Brazil, to compete in the international market, to support the growth of loan operations and achieve economy of scale in all client segments.

The unification process of the institutions is led by the Superior Integration Committee, the main goals of which is to guarantee a seamless and transparent transition, to ensure the continuity of the businesses conducted by Itaú and Unibanco, and to discuss new opportunities. The Committee supervises the activities of 19 task forces, established in November 2008 to map processes and identify the best practices of each institution. The results obtained by these task forces will base the building of a new business model for each one of the several areas in which Itaú Unibanco operates. The task forces are supported by external consulting companies, which act as facilitators in this phase of transition.

In December 2008, some task forces presented their initial analyses. The Committee has already identified the complementarity of some business models and new market opportunities. The full integration of all operations and business shall be completed in two or three years.

PEOPLE

Itaú Unibanco has an excellent team of professionals, and will spare no efforts to retain talents, a key condition to sustain its future growth.  People management polices and practices will be based on the respect for the human being, promotion of diversity, development of competencies and alignment of employees with the culture of the new bank.

Itaú Unibanco employed over 108 thousand people at the end of 2008. The employee’s fixed compensation plus charges and benefits totaled R$ 8,117 million in that year. Welfare benefits granted to employees and their dependants totaled R$ 1,360 million. In addition, approximately R$ 130 million were invested in education, training and development programs.

Agility and transparency in communication with employees is also a trademark of the unification of both operations. To assure that employees are constantly informed on the main events of the merger process, a specific hotsite was created, in which the teams of both organizations can get informed, clarity doubts, express opinions by means of an interactive channel and follow all internal and external information published about the merger.

Itaú Unibanco’s professionals also received a historical edition of the house publications Itaú Notícias and Revista Unibanco. The magazine features the paths of both companies, in addition to a profile of the new bank, the role of employees in the success of integration, the challenges and the expectations. The commitment to information also resulted in the launch of the Integration Bulletin, a communication channel that supplements the electronic channels, and cover topics such as the integration between teams and new structures of the institution.

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SUSTAINABILITY

Itaú Unibanco, by congregating the values and attitudes of the institutions that originated it, strengthens its commitments to corporate governance, respect for human rights, social and environmental responsibility and ethical conduct. The merger also increased the responsibility of the largest bank in the Southern Hemisphere in leading the world financial sector in the promotion of sustainable development through its services, processes, products and relationships.

The new bank also inherits from its original institutions the tradition of being aligned with the best corporate governance practices and accountability. Over their paths, Itaú and Unibanco established corporate policies, management structures and transparency procedures aiming at guaranteeing impartiality in decision-making processes and capacity to react to changes in scenarios. The market recognizes these efforts in several ways, among which is the inclusion of securities of both institutions in the Business Sustainability Index (ISE) of the São Paulo Stock Exchange (Bovespa) in 2008. Since 1999, Itaú has been included in the Dow Jones Sustainability Index (DJSI), of the New York Stock Exchange.

In a convergent way, Itaú Unibanco will give continuity in the commitments assumed with society.  Itaú and Unibanco are signatories of the Equator Principles since 2004, and apply social and environment criteria for granting credit to legal entities. As members of the group of companies which adhered to the Global Pact, Itaú and Unibanco adopted in their business practices ten basic principles in the areas of human rights, labor relations, environmental protection and anti-corruption.

Noteworthy are also the participation of Itaú Unibanco in other important sector and multisector initiatives, such as the Carbon Disclosure Project and Greenhouse Gas Protocol, which aim at reducing the emission of gases that cause global warming.The Latin American Sustainable Finance Forum (LASFF) and UNEP-Finance Initiative stimulated discussions on the financial sector’s role as promoter of sustainability. Unibanco Asset Management (UAM) adhered to the Principles for Responsible Investment (PRI) in July 2008. It was the first large manager of investment funds in Brazil to adhere to the principles developed by a group of institutional investors of 12 countries, together with the former Secretary General of the United Nations, Kofi Annan.

Social and cultural investments

Itaú and Unibanco have historically kept the commitment of supporting the Country in the development of the communities where they have operations. In the daily activities of banks, this commitment is materialized in social and cultural investments made by its institutions and foundations.

Itaú and Unibanco have a long history of support for social and cultural projects and, united, they may bring many more benefits to society. In the social area, Instituto Unibanco and Fundação Itaú Social operate with a focus on education, which is the main pillar of the country’s development. The mission of Instituto Itaú Cultural, in its turn, is to democratize the access to culture. In 2008 social and cultural investments of Itaú and Unibanco totaled approximately R$ 159 million.

These organizations, which operate independently, also have similar operating strategies by establishing partnerships with governments and civil entities in order to increase the extent of initiatives and contribute to public education policies. Among the several projects carried out by Fundação Itaú Social and Instituto Unibanco, we highlight the “Olimpíada da Língua Portuguesa” (Portuguese Language Olympiad) and the “Entre Jovens” (among young people) ones.

In 2002 Fundação Itaú Social created the “Escrevendo o Futuro” (writing the future), an education program for teachers and students of reading and writing that, in 2008, was transformed into a public education policy of the federal government, and started to be part of the Education Development Plan of the Ministry of Education (MEC) named “Olimpíada de Língua Portuguesa – Escrevendo o Futuro” (Portuguese Language Olympiad – Writing the Future). The 2008 edition counted on the participation of six million elementary level students, 55,000 schools and 202,000 teachers.

Full education is a strategy for development that cross the borders of schools and takes into account the broadening of the culture and knowledge by making students circulate in various spaces and communities. A pioneer since 1995, Itaú has dedicated to this theme provoking discussions on the implementation of the proposal as a public education policy. In 2008 these activities were widely discussed during the National Full Education Seminar and in regional meetings with representatives of the education area from all over Brazil.

Instituto Unibanco, in its turn, also seeks to introduce to the social area technologies that contribute to make public policies more effective. The “Entre Jovens” (among young people) project, created in 2005 and developed in partnership with the State Education Departments, qualifies university students to act as tutors to high school students with learning deficiency.

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Instituto Unibanco also supported the 1st Forum of Debates on the Learning Law, promoted by the Municipal Council of Children and Youths Rights (CMDCA). One of the most outstanding achievements was the Council’s approval of a daily workload of four hours for apprentices. This decision shows the importance of a working day more appropriate to learning, and that do not require youths to leave school.

In 2008 Itaú Cultural organized 299 cultural events in all regions of Brazil, and 39 international events held in Argentina, Chile, China, Mexico and Uruguay. With free and non-restricted access, these activities attracted a diverse audience, from students to critics, curators, artists, journalists, and representatives from the third sector. In 2008, the headquarters of Instituto Itaú Cultural alone in São Paulo was visited by over 273,000 people.

INDEPENDENT AUDITORS – CVM INSTRUCTION NO. 381

• Procedures adopted by the Company

The policy adopted by Itaú Unibanco, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to December 2008, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 28, 2008 – Agreement for using an electronic library of international accounting standards – Itaú Holding – Brazil;
•	March 28, 2008 – Consulting services agreement related to labor taxes and international risk assessment – London Branch - Banco Itaú Europa S.A.
•	April 15, 2008 – Service agreement related to the assessment of internal controls of Unicard Banco Múltiplo S.A (Unicard) – Unibanco;
•	June 9, 2008 – Service agreement for calculating and comparing operating ratios with those of the market – Banco Itaú Argentina S.A;
•	June 24, 2008 – Participation in the Seminar on Prices and Transfer – Banco Itaú Europa S.A;
•	June 25, 2008 – Advisory services agreement related to the recognition of goodwill for tax purposes to be submitted to the approval of tax authority – Banco Itaú Europa Luxemburgo S.A.;
•	July 8, 2008 – Agreement for using an electronic library of international accounting standards – Unibanco;
•	September 15, 2008 – Participation in the 8th IFRS Annual Presentation – International Financing Reporting Standards – Banco Itaú S.A.;

• Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

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CIRCULAR LETTER NO. 3.068/01 OF BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 4,372 million, corresponding to only 3.2% of total securities held.

TRIBUTE TO OLAVO SETUBAL

On August 27, 2008, the then Chairman of the Board of Directors of Itaúsa and Itaú, Olavo Egydio Setubal, passed away. His vision for the future, ethical behavior and commitment to sustainable value, that is, values that he held onto all his professional and personal life, provided examples that became to be even more important in the current moment of the Organization, which experiences the challenge of integrating Itaú’s and Unibanco’s operations on a more efficient and beneficial way to all those involved.

Mr. Setubal left as main legacy the holding company Itaúsa, but he also had an outstanding public life and a huge contribution to the Brazilian culture by way of the creation of Instituto Itaú Cultural, in activity for over 20 years in the democratization of access to culture.

Under the leadership of Mr. Setubal, the Bank grew exponentially from 1965 to 1975, mainly through important mergers, acquisitions and take-overs, such as those of banks Sul Americano, América, Aliança and Português do Brasil. In this rich period in the history of the group, Olavo Setubal and his team took over Banco União Comercial (BUC), which doubled Itaú’s size. Itaú’s culture and values, based on ethical principles and a strong vocation for development, soon placed Itaú among the leading Banks in the market, by way of its consistent strategic decisions and soundness.

Besides businessman, Mr. Setubal had a remarkable participation in politics, started in 1975 when he took over the position of Mayor of São Paulo. In that city, he left his trademark as excellent administrator, with long-term vision, having promoted a major administrative reform and important works which were essential for the city’s growth.

In 1985, he took over the position of Minister of Foreign Affairs. Some of his main achievements as a Minister were the start of a regional cooperation movement that would later lead to the creation of Mercosur, and his leadership in the Cartagena Agreement and Contadora Group, international movements that sought solutions, respectively, for the external debt and the civil war in Nicaragua.

After retiring from public life, Mr. Setubal focused exclusively on Itaú until the last days of his life. He became the Chairman of the Board of Directors of Holding Itaúsa in 2001 and of Banco Itaú Holding Financeira in 2003, leading a new period highlighted by important acquisitions.

The great leader is gone, but his inspiration, lessons, values and lessons undoubtedly remain, and are guiding us to continue his deeds.

ACKNOWLEDGEMENTS

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

(Approved at the Board of Directors’ Meeting of February 19, 2009).

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Itaú Unibanco Banco Múltiplo S.A.
(Formerly Banco Itaú Holding Financeira S.A.)

BOARD OF DIRECTORS
Chairman
PEDRO MOREIRA SALLES

Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO SETUBAL
CANDIDO BOTELHO BRACHER
FERNANDO ROBERTO MOREIRA SALLES
FRANCISCO EDUARDO DE ALMEIDA PINTO
GUILLERMO ALEJANDRO CORTINA
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES
RICARDO VILLELA MARINO

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL (*)
CANDIDO BOTELHO BRACHER
PEDRO MOREIRA SALLES

Executive Directors
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CLÁUDIA POLITANSKI
DANIEL LUIZ GLEIZER
GERALDO TRAVAGLIA FILHO
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
MARCO ANTONIO ANTUNES
WAGNER ROBERTO PUGLIESE

AUDIT COMMITTEE
President
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
ALCIDES LOPES TÁPIAS
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM
MARCOS DE ANDRADE REIS VILLELA

(*) Investor Relations Officer

DISCLOSURE AND TRADING COMMITTEE
President
ALFREDO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
HENRI PENCHAS
MARCELO HABICE DA MOTTA
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

NOMINATION AND COMPENSATION COMMITTEE
President
CARLOS DA CAMARA PESTANA

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

CAPITAL AND RISK MANAGEMENT COMMITTEE
President
ROBERTO EGYDIO SETUBAL

Members
CANDIDO BOTELHO BRACHER
GUSTAVO JORGE LABOISSIERE LOYOLA
HENRI PENCHAS
PERSIO ARIDA
RICARDO VILLELA MARINO
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

ACCOUNTING POLICIES COMMITTEE
President
ROBERTO EGYDIO SETUBAL

Members
ALFREDO EGYDIO ARRUDA VILLELA FILHO ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
HENRI PENCHAS
SÉRGIO RIBEIRO DA COSTA WERLANG SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

ADVISORY BOARD
Members
FERNANDO DE ALMEIDA NOBRE NETO LÍCIO MEIRELES FERREIRA

INTERNATIONAL ADVISORY BOARD
President
ROBERTO EGYDIO SETUBAL

Members
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

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BANCO ITAÚ S.A.

Chief Executive Officer and General Manager
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
GERALDO JOSÉ CARBONE

Executive Vice-Presidents
JOSÉ CASTRO ARAÚJO RUDGE
MÁRCIO DE ANDRADE SCHETTINI
MARCO AMBROGIO CRESPI BONOMI
RODOLFO HENRIQUE FISCHER
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG

Executive Directors
ALEXANDRE DE BARROS
DANIEL LUIZ GLEIZER
DEMOSTHENES MADUREIRA DE PINHO NETO
FERNANDO MARSELLA CHACON RUIZ
GERALDO TRAVAGLIA FILHO
JOÃO JACÓ HAZARABEDIAN
LYWAL SALLES FILHO
MARCIO ANTONIO TEIXEIRA LINARES
MARCOS DE BARROS LISBOA
OSVALDO DO NASCIMENTO
RICARDO VILLELA MARINO
SILVIO APARECIDO DE CARVALHO

Senior Managing Directors
ALEXANDRE ZÁKIA ALBERT
ALMIR VIGNOTO
ANTONIO CARLOS MORELLI
CARLOS HENRIQUE MUSSOLINI
FERNANDO JOSÉ COSTA TELES
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
JÚLIO ABEL DE LIMA TABUAÇO
LUÍS OTÁVIO MATIAS
MANOEL ANTONIO GRANADO
MARCO ANTONIO ANTUNES
MARCO ANTONIO SUDANO
MÁXIMO HERNÁNDEZ GONZÁLEZ
NATALÍSIO DE ALMEIDA JÚNIOR
PAULO ROBERTO SOARES
ROBERTO MASSARU NISHIKAWA
SANDRA NUNES DA CUNHA BOTEGUIM

Managing Directors
ADRIANO BRITO DA COSTA LIMA
ANDRÉ DE MOURA MADARÁS
ANDRÉA MATTEUCCI PINOTTI CORDEIRO
ANTONIO CARLOS RICHECKI RIBEIRO
ANTONIO SIVALDI ROBERTI FILHO
ARNALDO PEREIRA PINTO
AURÉLIO JOSÉ DA SILVA PORTELLA
BORIS SIQUEIRA DE CERQUEIRA LEITE
CARLOS EDUARDO DE SOUZA LARA
CARLOS EDUARDO MONICO
CARLOS HENRIQUE DONEGÁ AIDAR
CELSON LUIZ HUPFER
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
COSMO FALCO
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA
EDSON GERMANO WINTER
EDUARDO ALMEIDA PRADO
EDUARDO PEIXOTO FERREIRA LEITE
ERIVELTO CALDERAN CORRÊA
ERNESTO ANTUNES DE CARVALHO
FABIO WHITAKER VIDIGAL
HELI DE ANDRADE
JEAN MARTIN SIGRIST JÚNIOR
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOAQUIM MARCONDES DE ANDRADE WESTIN
LINDA AGARINAKAMURA
LUÍS ANTÔNIO RODRIGUES
LUÍS EDUARDO GROSS SIQUEIRA CUNHA
LUIZ ANTONIO FERNANDES CALDAS MORONE
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ FERNANDO OLIVEIRA BARRICHELO
LUIZ MARCELO ALVES DE MORAES
MARCELO BOOCK
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCELO VILLAÇA MACEDO CARVALHO
MARCOS AURÉLIO REITANO
MARCOS ROBERTO CARNIELLI
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
OLIVIO MORI JÚNIOR
OSMAR MARCHINI
OSVALDO JOSÉ DAL FABBRO
PATRICK PIERRE DELFOSSE
PAULO EIKIEVICIUS CORCHAKI
RENATA HELENA DE OLIVEIRA TUBINI
RICARDO LIMA SOARES
RICARDO ORLANDO
RICARDO RIBEIRO MANDACARU GUERRA
RICARDO TERENZI NEUENSCHWANDER
ROBERT MACKELLAR RITCHIE
ROONEY SILVA

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Unibanco - União de Bancos Brasileiros S.A.

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTONIO JACINTO MATIAS
CANDIDO BOTELHO BRACHER
DEMOSTHENES MADUREIRA DE PINHO NETO
GERALDO TRAVAGLIA FILHO
JOSÉ CASTRO ARAÚJO RUDGE
MÁRCIO DE ANDRADE SCHETTINI
PEDRO MOREIRA SALLES

Executive Directors
CELSO SCARAMUZZA
CLÁUDIA POLITANSKI
DANIEL LUIZ GLEIZER
GERALDO JOSÉ CARBONE
JOSÉ ROBERTO HAYM
IVO LUIZ DE SÁ FREIRE VIEITAS JÚNIOR
MARCO AMBROGIO CRESPI BONOMI
MARCOS DE BARROS LISBOA
NICOLAU FERREIRA CHACUR
RICARDO VILLELA MARINO
ROBERTO LAMY
RODOLFO HENRIQUE FISCHER
ROGÉRIO CARVALHO BRAGA
ROGÉRIO PAULO CALDERÓN PERES
RUY VILLELA MORAES ABREU
SÉRGIO RIBEIRO DA COSTA WERLANG
SILVIO APARECIDO DE CARVALHO

Directors
ÁLVARO AUGUSTO MENDES LOPES
ANDRÉ SAPOZNIK
ANTÔNIO CARLOS AZEVEDO
ANTONIO CARLOS AZZI JÚNIOR
CARLOS ALBERTO BEZERRA DE MOURA
CARLOS EDUARDO DE CASTRO
CARLOS ELDER MACIEL DE AQUINO
CARLOS HENRIQUE ZANVETTOR
CLAUDIO CORACINI
CLÁUDIO JOSÉ COUTINHO ARROMATTE
FABIO MASSASHI OKUMURA
FRANCISCO DE ASSIS CREMA
HUMBERTO PADULA FILHO
JOSÉ RAMON DO AMARAL GOMEZ
LUIS TADEU MANTOVANI SASSI
LUIZ EDUARDO LOUREIRO VELOSO
MARCELO ARIEL ROSENHEK
MARCELO DA SILVA MITRI
MARCELO LUIS ORTICELLI
MARCOS BRAGA DAINESI
MARCOS AUGUSTO CAETANO DA SILVA FILHO
MAURICIO ROORDA
MOISÉS DOS SANTOS JARDIM
PAULO MEIRELLES DE OLIVEIRA SANTOS
PAULO PIRES VAZ
PLÍNIO CARDOSO DA COSTA PATRÃO
RICARDO COUTINHO
ROGÉRIO VASCONCELOS COSTA
ROMILDO GONÇALVES VALENTE
SÉRGIO RICARDO JURUENA DA COSTA BRAGA

Deputy Directors
ANDRÉ FERRARI
ANDRÉA CARPES BLANCO
CARLOS EDUARDO DE ALMEIDA SANTOS
CARLOS FERNANDO ROSSI CONSTANTINI
CARLOS HENRIQUE CINTRA PACHECO
CECILIA MARIA ARELLANO MISZPUTEN
EDUARDO CARDOSO ARMONIA
EDUARDO CORSETTI
EDUARDO FIGUEIREDO DE FREITAS
ELISABETE SZABO
FÁBIO DE SOUZA ARANHA CASCIONE
FERNANDO BARÇANTE TOSTES MALTA
FERNANDO DELLA TORRE CHAGAS
GUILHERME DE ALENCAR AMADO
GUSTAVO DUARTE RIBEIRO MOTA
HERMES EDUARDO MOREIRA FILHO
IBRAHIM JOSÉ JAMHOUR
IURI GARCIA ZACHARIAS
JÂNIO FRANCISCO FERRUGEM GOMES
JORGE LUIZ VIEGAS RAMALHO
JOSÉ CRISTOVÃO MARTINS
LAVINIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA
LEILA CRISTIANE BARBOZA BRAGA DE MELO
LEVI ÁVILA DA FONSECA FILHO
LUIZ AUGUSTO NUNES DA SILVA
LUIZ OTAVIO PINHO DO AMARAL
MARCELLO PIRES DOS SANTOS FERREIRA
MARCELO FIGUEIREDO SALOMON
MARCELO TONHAZOLO
MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS EDUARDO BUCKTON DE ALMEIDA
MARCOS SILVA MASSUKADO
MARIA CÉLIA FURLANI DE MENDONÇA CAMARGO
MARIA CRISTINA D AVILA VILLELA VIEITAS
MARIO ANTONIO BERTONCINI
MAURÍCIO FERREIRA DE SOUZA
NABIL DANIEL SAAB
PAULO ROBERTO SCHIAVON DE ANDRADE
PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA
RODNEI BERNARDINO DE SOUZA
SÉRGIO RHEIN SCHIRATO
SERGIO SOUZA FERNANDES JUNIOR
SILVIO JOSÉ FONSECA DE CARVALHO
TANIA SZTAMFATER CHOCOLAT

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	98

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Managing Vice-Presidents
ALBERTO FERNANDES
ANTONIO CARLOS BARBOSA DE OLIVEIRA
DEMOSTHENES MADUREIRA DE PINHO NETO
ELEAZAR DE CARVALHO FILHO
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Executive Directors
ALEXANDRE JADALLAH AOUDE
ANDRÉ EMILIO KOK NETO
ANDRÉ LUIS TEIXEIRA RODRIGUES
CAIO IBRAHIM DAVID
DANIEL LUIZ GLEIZER
GERALDO TRAVAGLIA FILHO
PAOLO SERGIO PELLEGRINI

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI

Directors
ADRIENNE PATRICE GUEDES DAIBERT
ARNALDO PEREIRA PINTO
CELSO LUIZ ROCHA
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
JACKSON RICARDO GOMES
JASON PETER CRAUFORD
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ HENRIQUE DIDIER JÚNIOR
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MAURÍCIO FERREIRA AGUDO ROMÃO
RODOLFO HENRIQUE FISCHER

Directors
ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIZ HELMEISTER
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
EMERSON SAVI JUNQUEIRA
FÁBIO DE SOUZA QUEIROZ FERRAZ
FABIO MELE DALL’ACQUA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
JOSÉ AUGUSTO DURAND
JOSÉ IRINEU NUNES BRAGA
LILIAN SALA PULZATTO KIEFER
LUÍS ALBERTO PIMENTA GARCIA
MARCELO MAZIERO
MARCELO NAIGEBORIN
MÁRIO LÚCIO GURGEL PIRES
MÁRIO LUÍS BRUGNETTI
MARIO LUIZ AMABILE
MILTON MALUHY FILHO
ODAIR DIAS DA SILVA JUNIOR
PASCHOAL PIPOLO BAPTISTA
PAULO DE PAULA ABREU
PAULO ROMAGNOLI
PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA

ITAÚ SEGUROS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Superintendent Director
OSVALDO DO NASCIMENTO

Executive Managing Vice-President
OLAVO EGYDIO SETUBAL JÚNIOR

Executive Directors
CLÁUDIO CESAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

Managing Directors
COSMO FALCO
JORGE HENRIQUE AZZE REIS (*)
MANES ERLICHMAN NETO
MARCO ANTONIO ANTUNES
NORBERTO GIL FERREIRA CAMARGO

(*) Elected at the ESM of 12/17/2008 - awaiting SUSEP’s approval

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	99

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

	With UNIBANCO	Without UNIBANCO
ASSETS	12/31/2008	12/31/2008	12/31/2007

CURRENT ASSETS	481,075,635	345,488,220	227,062,636
CASH AND CASH EQUIVALENTS	15,847,047	11,809,096	4,287,879
INTERBANK INVESTMENTS (Notes 4b and 6)	120,269,009	81,991,789	55,115,646
Money market	95,476,978	64,047,981	40,740,131
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	73,868	73,868	746,227
Interbank deposits	24,718,163	17,869,940	13,629,288
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	109,272,725	79,701,479	52,960,574
Own portfolio	36,896,405	27,184,478	21,840,234
Subject to repurchase commitments	3,187,485	2,985,399	1,377,258
Pledged in guarantee	15,123,730	13,684,534	4,822,917
Deposited with the Central Bank	6,163,072	2,677,435	402,854
Securities subject to unrestricted repurchase agreements	-	-	4,113
Derivative financial instruments	14,019,378	7,764,597	2,946,196
Assets guaranteeing technical provisions – PGBL/VGBL fund quotas (Note 11b)	30,023,746	22,832,327	18,664,004
Assets guaranteeing technical provisions – other securities (Note 11b)	3,858,909	2,572,709	2,902,998
INTERBANK ACCOUNTS	13,570,569	11,364,240	17,297,963
Pending settlement	80,328	15,286	13,059
Central Bank deposits	13,407,747	11,313,003	17,213,774
National Housing System (SFH)	14,371	12,633	30,089
Correspondents	61,247	16,442	12,249
Interbank onlending	6,876	6,876	28,792
INTERBRANCH ACCOUNTS	41,254	71	42,552
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	147,156,032	102,047,133	69,932,933
Operations with credit granting characteristics (Note 4e)	157,139,095	108,853,229	74,465,856
(Allowance for loan losses) (Note 4f)	(9,983,063)	(6,806,096)	(4,532,923)
OTHER RECEIVABLES	72,355,674	56,931,358	26,085,737
Foreign exchange portfolio (Note 9)	49,473,902	41,620,219	16,099,986
Income receivable	2,121,350	1,153,419	850,649
Insurance premiums receivable (Note 11b)	2,046,289	921,607	789,636
Negotiation and intermediation of securities	2,146,053	1,408,596	1,035,426
Sundry (Note 13a)	16,568,080	11,827,517	7,310,040
OTHER ASSETS (Note 4g)	2,563,325	1,643,054	1,339,352
Other Assets	562,191	318,049	357,489
(Valuation allowance)	(208,255)	(82,027)	(59,820)
Prepaid expenses (Note 13b)	2,209,389	1,407,032	1,041,683

LONG-TERM RECEIVABLES	141,494,778	98,685,649	61,503,858
INTERBANK INVESTMENTS (Notes 4b and 6)	4,277,079	3,593,892	1,669,601
Money market	896,124	877,935	613,393
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	2,091,711	2,091,711	400,355
Interbank deposits	1,289,244	624,246	655,853
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	29,071,150	17,838,795	8,376,940
Own portfolio	12,083,753	8,615,001	4,678,813
Subject to repurchase commitments	3,246,332	1,217,182	761,310
Pledged in guarantee	2,282,005	1,621,585	1,104,162
Deposited with the Central Bank	3,786,890	3,071,202	-
Derivative financial instruments	3,585,157	2,537,830	1,174,016
Assets guaranteeing technical provisions – other securities (Note 11b)	4,087,013	775,995	658,639
INTERBANK ACCOUNTS - National Housing System (SFH)	655,867	596,437	386,798
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	73,914,951	51,186,988	37,689,381
Operations with credit granting characteristics (Note 4e)	83,904,043	58,292,669	41,082,118
(Allowance for loan losses) (Note 4f)	(9,989,092)	(7,105,681)	(3,392,737)
OTHER RECEIVABLES	31,488,885	23,856,378	12,523,088
Foreign exchange portfolio (Note 9)	2,354,776	1,804,919	2,669,828
Income receivable	70,106	2,621	-
Sundry (Note 13a)	29,064,003	22,048,838	9,853,260
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	2,086,846	1,613,159	858,050

PERMANENT ASSETS	10,157,990	16,836,375	6,309,757
INVESTMENTS (Notes 4h and 15a II)	2,258,091	11,202,570	1,259,767
Investments in affiliates	1,354,055	10,965,997	1,008,546
Other investments	1,081,310	350,791	330,197
(Allowance for loan losses)	(177,274)	(114,218)	(78,976)
FIXED ASSETS (Notes 4i and 15b)	4,047,338	2,573,120	2,217,720
Real estate in use	4,361,404	2,972,812	2,770,823
Other fixed assets	6,010,350	3,940,250	3,662,225
(Accumulated depreciation)	(6,324,416)	(4,339,942)	(4,215,328)
OPERATING LEASE ASSETS (Note 4j)	9,335	9,335	12,246
Leased assets	18,553	18,553	18,553
(Accumulated depreciation)	(9,218)	(9,218)	(6,307)
INVESTMENTS (Notes 4k and 15b)	3,843,226	3,051,350	2,820,024
Acquisition of rights to credit payroll	2,395,438	2,060,830	2,124,510
Other intangible assets	2,062,668	1,331,979	895,636
(Accumulated amortization)	(614,880)	(341,459)	(200,122)
TOTAL ASSETS	632,728,403	461,010,244	294,876,251

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	100

ITAÚ UNIBANCO BANCO MÚLT1PLO S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

	With UNIBANCO	Without UNIBANCO
LIABILITIES	12/31/2008	12/31/2008	12/31/2007

CURRENT LIABILITIES	351,726,216	259,191,064	173,095,127
DEPOSITS (Notes 4b and 10b)	125,327,596	96,732,410	74,928,259
Demand deposits	26,932,947	22,912,097	26,729,041
Savings deposits	39,296,239	31,896,263	27,989,905
Interbank deposits	2,517,959	1,765,532	1,509,891
Time deposits	55,442,244	39,093,385	17,294,464
Other deposits	1,138,207	1,065,133	1,404,958
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	86,321,785	63,409,997	38,873,272
Own portfolio	22,881,682	16,621,038	17,877,911
Third-party portfolio	62,349,894	45,698,750	20,995,361
Free portfolio	1,090,209	1,090,209	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	10,844,659	4,888,820	3,034,797
Real estate, mortgage, credit and similar notes	7,658,693	3,191,294	282,250
Debentures	127,489	67,800	1,599,990
Foreign borrowings through securities	3,058,477	1,629,726	1,152,557
INTERBANK ACCOUNTS	399,167	260,474	403,549
Pending settlements	159,395	98,596	49,181
Correspondents	239,772	161,878	354,368
INTERBRANCH ACCOUNTS	2,608,978	1,911,644	1,452,411
Third-party funds in transit	2,584,415	1,887,667	1,427,908
Internal transfers of funds	24,563	23,977	24,503
BORROWINGS AND ONLENDING (Notes 4b and 10e)	23,467,846	15,039,230	10,211,650
Borrowings	17,964,771	12,872,219	8,068,941
Onlending	5,503,075	2,167,011	2,142,709
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	11,224,033	6,187,992	2,499,951
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m and 11a)	7,050,805	3,804,038	3,189,823
OTHER LIABILITIES	84,481,347	66,956,459	38,501,415
Collection and payment of taxes and contributions	665,785	557,075	355,670
Foreign exchange portfolio (Note 9)	47,720,106	40,843,121	16,243,458
Social and statutory (Note 16b II)	3,659,789	3,155,230	2,859,323
Tax and social security contributions (Notes 4n, 4o, 12c and 14c)	6,830,641	3,235,602	2,152,751
Negotiation and intermediation of securities	2,729,484	2,127,031	1,986,006
Credit card operations (Note 4e)	14,584,368	9,845,337	8,705,802
Securitization of foreign payment orders (Note 10f)	215,500	178,692	166,327
Subordinated debt (Note 10g)	1,249,445	879,570	2,065,107
Sundry (Note 13c)	6,826,229	6,134,801	3,966,971

LONG-TERM LIABILITIES	234,588,318	156,718,668	90,618,028
DEPOSITS (Notes 4b and 10b)	80,861,802	53,940,956	6,663,918
Interbank deposits	403,176	276,677	106,013
Time deposits	80,458,626	53,664,279	6,557,905
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	38,036,677	27,595,990	25,859,846
Own portfolio	37,862,401	27,421,714	25,503,331
Third-party portfolio	174,276	174,276	-
Free portfolio	-	-	356,515
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	8,750,986	6,214,266	5,336,311
Real estate, mortgage, credit and similar notes	1,353,874	512,757	906,993
Debentures	3,462,376	2,025,000	2,129,902
Foreign borrowings through securities	3,934,736	3,676,509	2,299,416
BORROWINGS AND ONLENDING (Notes 4b and 10e)	19,168,570	9,022,348	6,588,517
Borrowings	6,215,726	3,424,503	2,613,800
Onlending	12,952,844	5,597,845	3,974,717
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	3,583,423	1,819,656	1,357,353
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m and 11a)	34,522,738	25,146,221	20,642,276
OTHER LIABILITIES	49,664,122	32,979,231	24,169,807
Foreign exchange portfolio (Note 9)	3,041,056	1,787,732	2,674,110
Social and statutory (Note 16b II)	10,648	10,648	-
Tax and social security contributions (Notes 4n, 4o, 12c and 14c)	12,672,011	11,697,562	8,564,955
Securitization of foreign payment orders (Note 10f)	3,613,233	1,245,168	943,248
Subordinated debt (Note 10g)	21,215,171	13,393,601	9,310,176
Sundry (Note 13c)	9,112,003	4,844,520	2,677,318
DEFERRED INCOME (Note 4p)	231,105	119,292	73,509
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	2,518,728	1,317,184	2,120,501
STOCKHOLDERS’ EQUITY (Note 16)	43,664,036	43,664,036	28,969,086
Capital	29,000,000	29,000,000	14,254,213
Capital reserves	597,706	597,706	1,290,059
Revenue reserves	16,015,742	16,015,742	14,531,741
Asset valuation adjustment (Notes 4c, 4d and 7d)	(423,717)	(423,717)	65,467
(Treasury shares)	(1,525,695)	(1,525,695)	(1,172,394)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	632,728,403	461,010,244	294,876,251

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	101

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	With UNIBANCO			Without UNIBANCO
	01/01 to 31/12/2008	Nonrecurring effects (Note 22l)	01/01 to 31/12/2008 Without Nonrecurring Effects	01/01 to 31/12/2008	Nonrecurring effects (Note 22l)	01/01 to 31/12/2008 Without Nonrecurring Effects	01/01 to 31/12/2007	Nonrecurring effects (Note 22l)	01/01 to 31/12/2007 Without Nonrecurring Effects
INCOME FROM FINANCIAL OPERATIONS	64,740,522	(79,472)	64,819,994	57,240,588	(54,658)	57,295,246	32,129,740	(124,149)	32,253,889
Loan, lease and other credit operations	43,407,789	-	43,407,789	38,274,374	-	38,274,374	21,054,632	-	21,054,632
Securities and derivative financial instruments	16,607,471	(79,472)	16,686,943	14,545,809	(54,658)	14,600,467	7,830,790	(124,149)	7,954,939
Financial income from insurance, pension plan and capitalization operations (Note 11c)	2,321,376	-	2,321,376	2,056,776	-	2,056,776	2,210,270	-	2,210,270
Foreign exchange operations	986,858	-	986,858	1,027,316	-	1,027,316	147,596	-	147,596
Compulsory deposits	1,417,028	-	1,417,028	1,336,313	-	1,336,313	886,452	-	886,452
EXPENSES ON FINANCIAL OPERATIONS	(41,307,286)	-	(41,307,286)	(35,639,963)	-	(35,639,963)	(11,158,359)	-	(11,158,359)
Money market	(33,269,740)	-	(33,269,740)	(28,335,238)	-	(28,335,238)	(9,444,942)	-	(9,444,942)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(1,841,417)	-	(1,841,417)	(1,679,933)	-	(1,679,933)	(1,840,601)	-	(1,840,601)
Borrowings and onlending	(6,196,129)	-	(6,196,129)	(5,624,792)	-	(5,624,792)	127,184	-	127,184
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,433,236	(79,472)	23,512,708	21,600,625	(54,658)	21,655,283	20,971,381	(124,149)	21,095,530
RESULT OF LOAN LOSSES (Note 8d I)	(12,991,215)	(5,007,963)	(7,983,252)	(10,878,215)	(3,586,986)	(7,291,229)	(5,494,895)	(400,000)	(5,094,895)
Expense for allowance for loan losses	(14,330,381)	(5,007,963)	(9,322,418)	(12,140,175)	(3,586,986)	(8,553,189)	(6,563,386)	(400,000)	(6,163,386)
Income from recovery of credits written off as loss	1,339,166	-	1,339,166	1,261,960	-	1,261,960	1,068,491	-	1,068,491
GROSS INCOME FROM FINANCIAL OPERATIONS	10,442,021	(5,087,435)	15,529,456	10,722,410	(3,641,644)	14,364,054	15,476,486	(524,149)	16,000,635
OTHER OPERATING REVENUE (EXPENSES)	(11,134,143)	(4,973,471)	(6,160,672)	(10,380,796)	(5,406,467)	(4,974,329)	(4,431,014)	(397,827)	(4,033,187)
Banking service fees (Note 13d)	8,884,501	-	8,884,501	8,117,205	-	8,117,205	7,775,299	-	7,775,299
Asset management	1,967,561	-	1,967,561	1,892,019	-	1,892,019	2,005,693	-	2,005,693
Current account services	275,604	-	275,604	256,135	-	256,135	362,631	-	362,631
Credit cards	3,018,976	-	3,018,976	2,606,311	-	2,606,311	2,348,711	-	2,348,711
Sureties and credits granted	1,243,528	-	1,243,528	1,192,177	-	1,192,177	1,044,095	-	1,044,095
Receipt	1,149,193	-	1,149,193	1,065,852	-	1,065,852	901,682	-	901,682
Other	1,229,639	-	1,229,639	1,104,711	-	1,104,711	1,112,487	-	1,112,487
Income from bank charges (Note 13e)	2,554,778	-	2,554,778	2,189,438	-	2,189,438	2,399,146	-	2,399,146
Result from insurance, pension plan and capitalization operations (Note 11c)	1,307,241	(264,512)	1,571,753	1,073,100	(264,512)	1,337,612	1,218,943	-	1,218,943
Personnel expenses (Note 13f)	(7,639,250)	(215,254)	(7,423,996)	(6,717,110)	(193,534)	(6,523,576)	(5,522,765)	-	(5,522,765)
Other administrative expenses (Note 13g)	(8,353,594)	(66,137)	(8,287,457)	(7,332,570)	(15,197)	(7,317,373)	(6,403,231)	-	(6,403,231)
Tax expenses (Notes 4n and 14a II)	(2,345,649)	-	(2,345,649)	(2,159,792)	-	(2,159,792)	(2,532,627)	-	(2,532,627)
Equity in earnings of affiliates (Note 15a III)	353,762	-	353,762	(1,331,186)	(2,231,142)	899,956	219,563	-	219,563
Other operating revenues (Note 13h)	1,531,979	650,740	881,239	1,313,458	650,740	662,718	521,397	591	520,806
Other operating expenses (Note 13i)	(7,427,911)	(5,078,308)	(2,349,603)	(5,533,339)	(3,352,822)	(2,180,517)	(2,106,739)	(398,418)	(1,708,321)
OPERATING INCOME	(692,122)	(10,060,906)	9,368,784	341,614	(9,048,111)	9,389,725	11,045,472	(921,976)	11,967,448
NON-OPERATING INCOME (Notes 13j and 15aI)	205,206	278,610	(73,404)	295,833	278,610	17,223	2,873,321	2,876,559	(3,238)
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	(486,916)	(9,782,296)	9,295,380	637,447	(8,769,501)	9,406,948	13,918,793	1,954,583	11,964,210
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	9,411,670	9,214,903	196,767	8,081,746	8,202,108	(120,362)	(4,756,443)	(659,940)	(4,096,503)
Due on operations for the period	(2,654,568)	-	(2,654,568)	(2,323,777)	-	(2,323,777)	(3,032,090)	(659,940)	(2,372,150)
Related to temporary differences	12,066,238	9,214,903	2,851,335	10,405,523	8,202,108	2,203,415	(1,724,353)	-	(1,724,353)
PROFIT SHARING	(854,882)	-	(854,882)	(737,595)	-	(737,595)	(743,657)	-	(743,657)
Employees – Law No. 10,101 of 12/19/2000	(747,750)	-	(747,750)	(648,675)	-	(648,675)	(616,001)	-	(616,001)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(107,132)	-	(107,132)	(88,920)	-	(88,920)	(127,656)	-	(127,656)
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	(266,389)	-	(266,389)	(178,115)	-	(178,115)	54,911	-	54,911
NET INCOME	7,803,483	(567,393)	8,370,876	7,803,483	(567,393)	8,370,876	8,473,604	1,294,643	7,178,961
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	3,157,241,825		3,157,241,825	3,157,241,825		3,157,241,825	2,998,370,033		2,998,370,033
NET INCOME PER SHARE – R$	2.47		2.65	2.47		2.65	2.83		2.39
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 12/31)	10.66		10.66	10.66		10.66	12.09		12.09

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	102

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007

Adjusted net income	22,804,097	20,525,338	21,407,204
Net Income	7,803,483	7,803,483	8,473,604
Adjustments to net income:	15,000,614	12,721,855	12,933,600
Granting of options recognized	102,088	102,088	-
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	1,886,237	690,590	(81,225)
Allowance for loan losses	14,330,381	12,140,175	6,563,386
Results from operations with subordinated debt	2,514,849	1,907,141	794,359
Results from securitization of foreign payment orders	871,413	425,755	(192,077)
Change in technical provisions for insurance, pension plan and capitalization	7,318,340	6,675,675	5,635,927
Depreciation and amortization	1,455,748	1,261,102	1,088,633
Adjustment to legal liabilities – tax and social security	91,611	10,086	958,607
Adjustment to provision for contingent liabilities	1,957,272	1,868,716	304,709
Deferred taxes	(12,066,238)	(10,405,523)	1,724,353
Equity in earnings of affiliates	(353,762)	1,331,186	(219,563)
Income from available-for-sale securities	(4,050,266)	(3,149,452)	(1,002,745)
Income from held-to-maturity securities	(498,383)	(147,805)	147,019
Amortization of goodwill in the purchase of investment and minority interests (Note 13i)	1,543,073	191,550	182,747
(Income) loss from sale of fixed asset (Note 12j)	-	-	(114,321)
(Income) loss from sale of investments (Note 12j)	(291,587)	(291,587)	(2,762,238)
Minority interest	266,389	178,115	(54,911)
Other	(76,551)	(65,957)	(39,060)
Change in assets and liabilities	(5,393,717)	(87,151)	(13,379,814)
(Increase) decrease in interbank investments	(31,702,729)	(28,761,915)	(15,391,508)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(26,907,353)	(22,004,918)	(9,329,200)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	3,806,027	5,900,771	(2,096,160)
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	7,156,497	181,952	(372,652)
(Increase) decrease in loan, lease and other credit operations	(64,278,166)	(57,802,755)	(30,387,887)
(Increase) Decrease in other receivables and other assets	(4,043,904)	(7,272,167)	(4,077,599)
(Increase) Decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	168,150	(2,064,840)	171,846
(Decrease) Increase in deposits	70,184,151	69,081,189	12,748,401
(Decrease) Increase in deposits received under securities repurchase agreements	28,298,062	26,272,869	25,388,410
(Decrease) Increase in funds for issuance of securities	2,613,403	2,731,978	829,718
(Decrease) Increase in borrowing sand onlending	7,247,918	7,261,411	5,493,049
(Decrease) Increase in credit card operations	5,878,566	1,139,535	1,828,092
(Decrease) Increase in securitization of foreign payment orders	(154,891)	(111,470)	(230,065)
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	(1,532,178)	(1,557,515)	(840,279)
(Decrease) increase in other liabilities	532,802	9,420,133	5,288,666
Payment of income tax and social contribution	(2,660,072)	(2,501,409)	(2,402,646)
Net cash provided by / (used in) operating activities	17,410,380	20,438,187	8,027,390
Interest on capital / dividends received from affiliated companies	114,720	114,720	60,506
Income from purchase of available-for-sale securities	22,684,660	17,368,089	11,839,834
Income from redemption of held-to-maturity securities	374,734	254,060	26,342
Disposal of assets not for own use	153,903	69,803	81,688
Disposal of investments	346,360	309,855	2,800,823
Payment of income tax and social contribution from sale of investments	(99,140)	(99,140)	(939,161)
Sale of fixed assets	36,590	30,499	434,248
Purchase of available-for-sale securities	(27,829,738)	(25,238,295)	(14,257,339)
Cash and cash equivalents current for balance arising from ITAÙ UNIBANCO	14,962,865	-	-
Purchase of AIG Seguros S.A.’s interest (Note 2all)	(1,937,203)	-	-
Purchase of investments	(400,478)	(273,533)	(259,466)
Purchase of fixed assets	(1,174,076)	(876,207)	(758,434)
Purchase of intangible assets	(1,002,797)	(881,346)	(2,244,123)
Net cash provided by / (used in) Investiment activities	6,230,400	(9,221,495)	(3,215,082)
Increase (decrease) in subordinated debt	948,097	990,747	6,722,376
(Decrease) increase in deferred income	110,511	55,430	(7,070)
Change in minority interest	(1,172,978)	(1,172,978)	184,255
Granting of stock options	107,376	107,376	124,508
Purchase of treasury shares	(1,618,147)	(1,618,147)	(260,627)
Interest on capital paid	(2,910,040)	(2,910,040)	(2,279,831)
Net cash provided by / (used in) financing activities	(4,535,181)	(4,547,612)	4,483,611

Net increase/(Decrease) in Cash and Cash Equivalents	19,105,599	6,669,080	9,295,919

Cash and cash equivalents at the beginning of the period	27,295,508	27,295,508	17,668,705
Effects of changes in foreign exchange rates in cash and adjustment to cash equivalents	1,377,890	890,656	330,884
Cash and cash equivalents at the end of the period	47,778,997	34,855,244	27,295,508

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	103

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
INCOME	73,991,387	67,228,874	39,317,877
From Financial Operations	64,740,522	57,240,588	32,129,740
Banking services	11,439,279	10,306,643	10,174,445
Result from insurance, pension plan and capitalization operations	1,307,241	1,073,100	1,218,943
Allowance for loan losses – Reversal/ (Increase)	(12,991,215)	(10,878,215)	(5,494,895)
Other	9,495,560	9,486,758	1,289,644
EXPENSES ON FINANCIAL OPERATIONS	(41,307,286)	(35,639,963)	(11,158,359)
INPUTS PURCHASED FROM THIRD PARTIES	(7,066,113)	(6,307,465)	(5,385,274)
Materials, energy and other	(440,818)	(408,408)	(368,187)
Third-party services	(2,415,369)	(2,275,895)	(1,755,560)
Other	(4,209,926)	(3,623,162)	(3,261,527)
Data processing and telecommunications	(1,901,478)	(1,799,786)	(1,559,710)
Advertising, promotions and publications	(708,132)	(611,176)	(492,571)
Conservation and Maintenance	(383,752)	(337,657)	(288,138)
Transportation	(302,625)	(283,403)	(254,075)
Security	(264,807)	(238,497)	(205,588)
Travel expenses	(107,660)	(97,431)	(73,318)
Legal	(43,347)	(36,385)	(43,026)
Other	(498,125)	(218,827)	(345,101)
GROSS ADDED VALUE	25,617,988	25,281,446	22,774,244
DEPRECIATION, AMORTIZATION AND DEPLETION	(779,942)	(620,587)	(656,812)
NET ADDED VALUE PRODUCED BY COMPANY	24,838,046	24,660,859	22,117,432
ADDED VALUE RECEIVED AS A TRANSFER	353,762	(1,331,186)	219,563
Equity in earnings of affiliates	353,762	(1,331,186)	219,563
TOTAL ADDED VALUE TO BE DISTRIBUTED	25,191,808	23,329,673	22,336,995
DISTRIBUTION OF ADDED VALUE	25,191,808	23,329,673	22,336,995
Personnel	7,941,480	6,957,076	5,800,799
Compensation	6,412,969	5,614,950	4,724,173
Benefits	1,189,230	1,043,394	819,124
FGTS – severance pay fund	339,281	298,732	257,502
Taxes, fees and contributions	8,672,917	7,986,481	7,754,692
Federal	8,252,111	7,624,136	7,391,137
State	15,185	14,557	31,946
Municipal	405,621	347,788	331,609
Return on managed assets	507,539	404,518	362,811
Rent	507,539	404,518	362,811
Return on own assets	8,069,872	7,981,598	8,418,693
Dividends and interest on capital paid	3,205,181	3,205,181	2,829,615
Retained earnings/Loss for the year	4,598,302	4,598,302	5,643,989
Minoritary interest in retained earnings	266,389	178,115	(54,911)

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	104

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Balance Sheet
(In thousands of Reais)

	12/31/2008	12/31/2007
ASSETS
CURRENT ASSETS	1,939,987	1,898,174
CASH AND CASH EQUIVALENTS	155	134
INTERBANK INVESTMENTS – Money market (Notes 4b and 6)	171,572	152,841
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	-	30,231
OTHER RECEIVABLES	1,766,239	1,713,398
Income receivable (Note 15a I)	1,379,703	1,452,494
Sundry (Note 13a)	386,536	260,904
OTHER ASSETS – Prepaid expenses (Note 4g)	2,021	1,570
LONG-TERM RECEIVABLES	408,643	772,521
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	309,323	703,306
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	24,583	22,312
OTHER RECEIVABLES - Sundry (Note 13a)	74,737	46,903
PERMANENT ASSETS	59,682,767	31,377,462
INVESTMENTS	59,682,215	31,376,991
Investments in subsidiaries (Notes 4h and 15a I )	59,681,808	31,376,991
Other	407	-
FIXED ASSETS (Note 4i)	552	471
TOTAL ASSETS	62,031,397	34,048,157

LIABILITIES

CURRENT LIABILITIES	2,572,135	2,161,795
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	90	36
OTHER LIABILITIES	2,572,045	2,161,759
Social and statutory (Note 16b II)	2,406,957	2,131,288
Tax and social security contributions (Note 14c)	155,962	688
Sundry	9,126	29,783
LONG-TERM LIABILITIES	618,333	153,994
DEPOSITS – Interbank deposits (Notes 4b and 10b)	345,997	-
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	1,434	565
OTHER LIABILITIES	270,902	153,429
Tax and social security contributions (Note 14c)	269,544	152,114
Sundry	1,358	1,315
STOCKHOLDERS’ EQUITY (Note 16)	58,840,929	31,732,368
Capital	29,000,000	14,254,213
Capital reserves	597,706	1,290,059
Revenue reserves	31,192,635	17,295,023
Asset valuation adjustment (Notes 4c, 4d and 7d)	(423,717)	65,467
(Treasury shares)	(1,525,695)	(1,172,394)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	62,031,397	34,048,157

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	105

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Statement of Income
(In thousands of Reais)

		01/01 to	01/01 to
	2nd half of 2008	12/31/2008	12/31/2007
INCOME FROM FINANCIAL OPERATIONS	93,869	114,037	137,016
Securities and derivative financial instruments	93,869	114,037	137,016
EXPENSES ON FINANCIAL OPERATIONS	(58,266)	(77,466)	-
Money market	(58,266)	(77,466)	-
GROSS INCOME FROM FINANCIAL OPERATIONS	35,603	36,571	137,016
OTHER OPERATING REVENUE (EXPENSES)	(1,376,162)	2,203,515	8,169,257
Personnel expenses	(102,151)	(117,333)	(23,809)
Other administrative expenses	(21,402)	(37,874)	(50,524)
Tax expenses (Note 14a II)	(90,170)	(101,065)	(96,116)
Equity in earnings of subsidiaries (Note 15a I)	(1,136,373)	2,510,568	8,386,242
Other operating revenue (expenses)	(26,066)	(50,781)	(46,536)
OPERATING INCOME	(1,340,559)	2,240,086	8,306,273
NON-OPERATING INCOME (Notes 13j and 15a I)	18,034,056	18,039,190	7,740
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	16,693,497	20,279,276	8,314,013
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	(266,202)	(51,473)	(439,213)
Due on operations for the period	(64,562)	(75,743)	18,511
Related to temporary differences	(201,640)	24,270	(457,724)
PROFIT SHARING	(6,438)	(10,706)	(9,024)
Employees – Law No. 10,101 of 12/19/2000	(3,033)	(4,350)	(3,330)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(3,405)	(6,356)	(5,694)
NET INCOME	16,420,857	20,217,097	7,865,776
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		3,157,241,825	2,998,370,033
NET INCOME PER SHARE – R$		6.40	2.62
BOOK VALUE PER SHARE – R$		14.36	10.59

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22l)	(12,576,357)	(12,614,010)	(1,377,801)
NET INCOME WITHOUT NONRECURRING EFFECTS	3,844,500	7,603,087	6,487,975
NET INCOME PER SHARE – R$		2.41	2.16

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	106

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

				Asset Valuation
	Capital	Capital reserves	Revenue reserves	Adjustments (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2008	17,000,000	538,712	16,905,266	(105,787)	-	(1,521,582)	32,816,609
Capital increase (Note 2a) – Merger of shares – ESM held on 11/ 28/2008	12,000,000	5,540	-	-	-	-	12,005,540
Treasury shares	-	(259,635)	(33,610)	-	-	(4,113)	(297,358)
Purchase of treasury shares	-	-	-	-	-	(328,152)	(328,152)
Granting of stock options – exercised options	-	-	(33,610)	-	-	64,404	30,794
Cancellation of treasury shares – ESM of 11/28/2008	-	(259,635)	-	-	-	259,635	-
Granting of options recognized / Prior years’ adjustments – Law No. 11,638	-	313,089	(211,001)	-	(15,136)	-	86,952
Asset Valuation Adjustments	-	-	-	(317,930)		-	(317,930)
Net Income	-	-	-	-	16,420,857	-	16,420,857
Appropriations:
Legal reserve	-	-	821,043	-	(821,043)	-	-
Unrealized revenue reserve	-	-	2,000,000	-	(2,000,000)	-	-
Statutory reserves	-	-	11,710,937	-	(11,710,937)	-	-
Dividends and interest on capital	-	-	-	-	(1,873,741)	-	(1,873,741)
BALANCES AT 12/31/2008	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
CHANGES IN THE PERIOD	-	-	-	-	-	-	-
BALANCES AT 01/01/2007	14,254,213	1,290,005	12,350,694	163,600	-	(1,122,933)	26,935,579
Restatement of equity securities	-	54	-	-	-	-	54
Treasury shares	-	-	(86,658)	-	-	(49,461)	(136,119)
Purchase of treasury shares	-	-	-	-	-	(260,627)	(260,627)
Granting of stock options – exercised options	-	-	(86,658)	-	-	211,166	124,508
Asset Valuation Adjustments	-	-	-	(98,133)		-	(98,133)
Complementary interest on capital paid on 03/08/2007 – Fiscal year 2006	-	-	(5,174)	-	-	-	(5,174)
Net Income	-	-	-	-	7,865,776	-	7,865,776
Appropriations:
Legal reserve	-	-	393,289	-	(393,289)	-	-
Statutory reserves	-	-	4,642,872	-	(4,642,872)	-	-
Dividends and interest on capital	-	-	-	-	(2,829,615)	-	(2,829,615)
BALANCES AT 12/31/2007	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
CHANGES IN THE PERIOD	-	54	4,944,329	(98,133)	-	(49,461)	4,796,789
BALANCES AT 01/01/2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Increase in capital	14,745,787	5,540	(2,745,787)	-	-	-	12,005,540
Capitalization with reserves – ASM/ESM of 04/23/2008	2,745,787	-	(2,745,787)	-	-	-	-
Merger of shares – ESM of 11/28/2008 (Note 2aI)	12,000,000	5,540	-	-	-	-	12,005,540
Restatement of equity securities and others	-	271	-	-	-	-	271
Treasury shares	-	(1,011,253)	(146,217)	-	-	(353,301)	(1,510,771)
Purchase of treasury shares	-	-	-	-	-	(1,618,147)	(1,618,147)
Granting of stock options – exercised options	-	-	(146,217)	-	-	253,593	107,376
Cancellation of shares – ASM/ESM of 04/23/2008	-	(1,011,253)	-	-	-	1,011,253	-
Granting of options recognized / Prior years’ adjustments – Law No. 11,638	-	313,089	(211,001)	-	(15,136)	-	86,952
Asset Valuation Adjustments	-	-	-	(489,184)	-	-	(489,184)
Reversal of interest on capital and dividends paid on 03/03/2008 – Fiscal year 2007	-	-	3,837	-	-	-	3,837
Net Income	-	-	-	-	20,217,097	-	20,217,097
Appropriations:
Legal reserve	-	-	1,010,855	-	(1,010,855)	-	-
Unrealized revenue reserve	-	-	2,000,000	-	(2,000,000)	-	-
Statutory reserves	-	-	13,985,925	-	(13,985,925)	-	-
Dividends and interest on capital	-	-	-	-	(3,205,181)	-	(3,205,181)
BALANCES AT 12/31/2008	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
CHANGES IN THE PERIOD	14,745,787	(692,353)	13,897,612	(489,184)	-	(353,301)	27,108,561

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	107

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Statement of Cash Flows
(In thousands of Reais)

	2nd half of	01/01 to	01/01 to
	2008	12/31/2008	12/31/2007
Adjusted net income (loss)	(116,971)	(167,954)	(11,148)
Net Income	16,420,858	20,217,097	7,865,776
Adjustments to net income:	(16,537,829)	(20,385,051)	(7,876,924)
Deferred taxes	250,180	24,270	457,724
Equity in earnings of subsidiaries (Note 13j and 15aI)	(16,894,977)	(20,541,918)	(8,386,242)
Amortization of goodwill	26,757	52,463	51,412
Other	80,211	80,134	182
Change in assets and liabilities	(1,082,017)	(568,238)	(627,452)
(Increase) decrease in interbank investments	395	375,252	48,449
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(932)	47,474	(83,440)
(Increase) Decrease in other receivables and other assets	(1,639,981)	(1,573,416)	(547,968)
(Increase) decrease in deposits	345,997	345,997	-
Increase (decrease) in other liabilities	501,427	554,112	160,466
Payment of income tax	(288,923)	(317,657)	(204,959)
Net cash provided by / (Used in) operating activities	(1,198,988)	(736,192)	(638,600)
Interest on capital/dividends received	2,377,638	5,476,850	3,207,688
(Purchase)/Disposal of investments	(78,509)	(301,009)	16
(Purchase)/Disposal of fixed assets/deferred charges	60	(86)	(289)
Net cash provided by / (Used in) investment activities	2,299,189	5,175,755	3,207,415
Granting of stock options	30,794	107,376	124,508
Purchase of treasury shares	(328,152)	(1,618,147)	(260,627)
Interest on capital paid	(658,203)	(2,910,040)	(2,279,831)
Net cash provided by / (used in) financing activities	(955,561)	(4,420,811)	(2,415,950)
Net increase/(Decrease) in Cash and Cash Equivalents	144,640	18,752	152,865
Cash and cash equivalents at the beginning of the period	27,087	152,975	110
Cash and cash equivalents at the end of the period	171,727	171,727	152,975

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	108

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
Statement of Added Value
(In thousands of Reais)

	2nd half of	01/01 to
	2008	12/31/2008
INCOME	113,382	143,466
From Financial Operations	93,869	114,037
Other	19,513	29,429
EXPENSES ON FINANCIAL OPERATIONS	(58,266)	(77,466)
INPUTS PURCHASED FROM THIRD PARTIES	(20,829)	(36,912)
Materials, energy and other	(183)	(276)
Third-party services	(11,537)	(20,951)
Other	(9,109)	(15,685)
GROSS ADDED VALUE	34,287	29,088
DEPRECIATION, AMORTIZATION AND DEPLETION	(111)	(220)
NET ADDED VALUE PRODUCED BY COMPANY	34,176	28,868
ADDED VALUE RECEIVED AS A TRANSFER	16,894,977	20,541,918
Equity in earnings	16,894,977	20,541,918
TOTAL ADDED VALUE TO BE DISTRIBUTED	16,929,153	20,570,786
DISTRIBUTION OF ADDED VALUE	16,929,153	20,570,786
Personnel	153,393	171,276
Compensation	149,518	164,964
Benefits	2,612	4,063
FGTS	1,263	2,249
Taxes, fees and contributions	354,441	181,671
Federal	354,423	181,591
State	7	11
Municipal	11	69
Return on managed assets	462	742
Rent	462	742
Return on own assets	16,420,857	20,217,097
Interest on capital	1,873,742	3,205,181
Retained earnings/Loss for the year	14,547,115	17,011,916

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	109

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.

(Formerly Banco Itaú Holding Financeira S.A.)

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO DECEMBER 31, 2008 AND 2007

(In Thousands of reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Banco Múltiplo S.A. (ITAÚ UNIBANCO) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

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NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO and of its subsidiaries (ITAÚ UNIBANCO CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Law No. 11,638, of December 28, 2007 and by Provisional Measure No. 449, of December 3, 2008, taken into consideration for the first time in 2008 (Note 22o), in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP),which include the use of estimates necessary to calculate accounting provisions.

I - Merger between Itaú and Unibanco

On November 3, 2008, Itaúsa - Investimentos Itaú S.A. (ITAÚSA) and Unibanco Holdings S.A. (UNIBANCO HOLDINGS) entered into an agreement for merger, aiming at unifying the financial operations of Banco Itaú S.A. (ITAÚ) and Unibanco – União de Bancos Brasileiros S.A. (UNIBANCO), so as to create the largest financial group in Southem hemisphere. This transaction was BACEN’s approval in February 18, 2009.

This merger comprised a corporate reorganization, which resulted in the migration of the current stockholders of UNIBANCO HOLDINGS and UNIBANCO to a listed company – ITAÚ UNIBANCO wich control is shared between ITAÚSA and the UNIBANCO HOLDINGS controlling stockholders by means of IUPAR – Itaú Unibanco Participações S.A., a non-financial holding set up in such reorganization.

Additionally, before the scheduled transaction, ITAÚSA transferred its shares of Itaúsa Europa Investimentos SGPS Lda. (ITAÚSA EUROPA) and Itaúsa Export S.A. (ITAÚSA EXPORT), companies which hold all shares of Banco Itaú Europa S.A. (ITAÚ EUROPA), to ITAÚ for the amount of R$ 1,136,700, of which R$ 586,700 in cash and R$ 550,000 upon delivery of 20,954,935 book-entry common shares, with no par value, issued by ITAÚ. The goodwill computed amounted R$ 77,457, fully amortized in the consolidated financial statements, which, net of tax effects, totaled R$ 70,486.

At the Extraordinary Stockholders’ Meeting held in November 28, 2008, ITAÚ mergerd all shares of E.Johnston Representação e Participações S.A. (E.JOHNSTON), UNIBANCO HOLDINGS and UNIBANCO, issuing 1,121,033,136 book-entry shares, with no par value, of which 506,796,006 are common and 614,237,130 are preferred shares, attributed to stockholders of said companies. In order to reestablish ITAÚ’s status of wholly-owned subsidiary, the capital of Itaú Unibanco Banco Múltiplo S.A., current name of Banco Itaú Holding Financeira S.A., was increased by R$ 12,000,000, with the issuance of 1,141,988,071 book-entry shares with no par value, of which 527,750,941 are common and 614,237,130 are preferred shares.

The common shares of UNIBANCO and UNIBANCO HOLDINGS held by non-controlling stockholders will be replaced by common shares of ITAÚ UNIBANCO, following the same exchange ratio that was negotiated by the parties for replacement of common shares of UNIBANCO HOLDINGS’ controlling stockholders. For preferred shares, the exchange ratio was established based on the market average quotation, at BM&F Bovespa, on the last 45 trading sessions prior to November 3, 2008, of Units (stock certificates, representing one preferred share of UNIBANCO and one preferred share of UNIBANCO HOLDINGS) and preferred shares of ITAÚ HOLDING.

The replacement ratio of UNIBANCO’s and UNIBANCO HOLDINGS’s shares was as follows:

Type of Share	Exchange Ratio
Common	1,1797=1
Preferred	3,4782=1
Unit	1,7391=1
GDR	0,17391=1

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The balance sheets of UNIBANCO, UNIBANCO HOLDINGS and E. JOHNSTON, on which the calculation of goodwill was based, were those as of September 30, 2008, which considered adjustments amounting to R$ 2,185,000 that, net of tax effects, amount to R$ 1,558,000; these adjustments were made to achieve uniformity in the accounting criteria adopted by ITAU and are basically represented by allowance for loan losses and contingencies.

The goodwill computed by ITAÚ UNIBANCO in the above-mentioned corporate transactions amounted to R$ 18,255,816, fully amortized in the consolidated financial statements which, net of tax effects, amount to R$ 12,124,881, and are presented net of Non-operating Equity in Earnings amounted to R$ 18,031,351 (Note 13j).

The results of UNIBANCO, UNIBANCO HOLDINGS and E. JOHNSTON for the period from October 1, 2008 and December 31, 2008 were recognized in the income of ITAÚ UNIBANCO for the 4th quarter of 2008.

Aiming at providing a better understanding of the equity changes, and considering the effects of the aforementioned merger, the Consolidated Financial Statements for the period from January 1 to December 31, 2008 and the accompanying Notes are presented “With UNIBANCO” and “Without UNIBANCO”. When the “With and Without Unibanco” titles are included in the Notes, it means that UNIBANCO did not present balances in those headings.

II - Acquisition and Disposal of Ownership Interests

On November 26, 2008, UNIBANCO informed the market that it had entered into an agreement with American International Group, Inc. (AIG), through which the parties concurrently purchased and sold their ownership interests in Brazilian insurance companies, as follows:

•	UNIBANCO acquired, for R$ 1.937.203 (equivalent to US$ 820 million), the interest held by AIG in Unibanco AIG Seguros S.A., which shall start being named Unibanco Seguros S.A.
•	AIG acquired, for R$ 35.081 (equivalent to US$ 15 million), the interest held by UNIBANCO in AIG Brasil Companhia de Seguros.

The goodwill computed by ITAÚ UNIBANCO was R$ 1,095,847, fully amortized in the consolidated financial statements, which, net of tax effects, amounted to R$ 723,259.

III- Other Procedures

CMN Resolution No. 3,518 of December 6, 2007 governs the collection of service fees by financial institutions and other institutions authorized to operate by BACEN, producing effects as from April 30, 2008. The income arising from the collection of these fees will be disclosed in the Consolidated Statement of Income, under the “Income from bank charges” heading, created by BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 13e).

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented at the bottom of the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22l).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credits operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

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b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO comprise the consolidation of its foreign subsidiary companies.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference between the Net Income and Stockholders’ Equity between ITAÚ UNIBANCO and ITAÚ UNIBANCO CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from business between the parent company and consolidated companies, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ UNIBANCO, the goodwill recorded in subsidiaries, mainly originated from the merger with Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and E.Johnston Representação e Participações S.A., from the acquisition of Itaúsa Europa Investimentos SGPS, Lda., Itaúsa Export S.A BanKBoston (BKB) Brazil, Chile and Uruguay, of BanKBoston International (BBI) and BanKBoston Trust Company Limited (BBT), from the partnership to set up Financeira Itaú CBD and Americanas Itaú and from the acquisition of part of the shares of BPI S.A., (BPI), is being amortized based on the expected future profitability (10 years) or upon realization of investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO CONSOLIDATED, this goodwill calculated up to December 31, 2007 was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria. Considering the characteristics of the merger of the financial operations of the ITAÚ and UNIBANCO groups, carried out through shared control of IUPAR (Note 2a), the goodwill arising from such merger was fully amortized at December 31, 2008.

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The consolidated financial statements comprise ITAÚ UNIBANCO and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		Country	12/31/2008	12/31/2007
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	-
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Fininvest S.A.		Brazil	99.99	-
Banco Itaú Argentina S.A.	(1)	Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.97	95.75
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(2)	Luxembourg	99.98	19.52
Banco Itaú Europa, S.A.	(2)	Portugal	99.99	19.53
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaú S.A.		Brazil	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	100.00	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
Banco Único S.A.		Brazil	100.00	-
BIU Participações S.A.	(3)(6)	Brazil	66.16	41.66
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	-
E.Johnston Representação e Participações S.A.		Brazil	100.00	-
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(4)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	99.99	-
Itaú Administradora de Consorcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(5)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	99.99	100.00
Itaú XL Seguros Corporativos S.A.	(4)	Brazil	50.00	50.00
ItauBank Leasing S.A. Arrendamento Mercantil		Brazil	99.99	99.99
Itaúsa Export S.A.	(2)	Brazil	100.00	22.23
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Redecard S.A.	(3)(6)	Brazil	46.42	23.21
Unibanco - União de Bancos Brasileiros S.A.		Brazil	100.00	-
Unibanco Holdings S.A.		Brazil	100.00	-
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	-
Unibanco Companhia de Capitalização S.A.		Brazil	99.99	-
Unibanco Participações Societárias S.A.		Brazil	51.00	-
Unibanco Seguros S.A.		Brazil	100.00	-
Unibanco Vida e Prêvidencia S.A.		Brazil	99.99	-
Unicard Banco Múltiplo S.A.		Brazil	99.99	-
(1)	New company’s name of Banco Itaú Buen Ayre S.A., approved by Banco Central de La República Argentina BACEN on 07/24/2008.
(2)
In 2008, shares of Itausa Export S.A. and Itausa Europa S.A. were purchased by Banco Itaú S.A.. In 2007, companies characterized as affiliated companies were included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa – Investimentos Itaú S.A. (ITAÚSA);

(3)	Companies with shared control included proportionally in consolidation.
(4)	Company with shared company, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO.
(5)	It does not include Redeemable Preferred Shares (Note 10g)
(6)	Increase in interest arising from Itaú Unibanco merger.

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NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at December 31, 2008, according to present regulation, are as follows:

	Financial system (1) Consolidated	Economic-financial (2) Consolidated
Referential equity (3)	66,766,103	67,994,861
Basel ratio	16.1%	16.3%
Tier I	12.3%	12.5%
Tier II	3.8%	3.8%
Fixed assets ratio (4)	39.6%	14.4%
Excess capital in relation to fixed assets	6,941,622	24,169,973
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders’ equity, as well as subordinated debt and hybrid capital and debt instruments. CMN Resolution 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.1%, based on financial system consolidated) to be adequate, taking into account the following:

a)	It is much higher than the minimum required by the authorities (11.0%);

b)	In view of the realizable values of assets (Note 18), the additional provision exceeding the minimum required and unrecorded deferred tax assets, the ratio would increase to 18.7%.

CMN Resolution No. 3,490, of August 29, 2007, which provides for the criteria for computation of the Required Referential Equity (PRE), has been in effect since July 1, 2008. For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars No. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008 and Circular Letters n°s. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008 for operational risk, were followed. For the operational risk portion, ITAÚ UNIBANCO opted for the use of the Alternative Standardized Approach.

The changes arising from the new regulation, after considering all impacts, have not shown significant effects in the credit risk and market risk portions. The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. Initially, it stands at 20% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 15.5% for the Financial System Consolidated and 15.6% for the Economic-Financial Consolidated.

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The Referential Equity used for calculation of ratios and composition of risk exposures at December 31, 2008, are as follows:

			Economic-
	Financial system		financial
	consolidated		consolidated
Stockholders’ Equity Itaú Unibanco Banco Múltiplo S.A. (Consolidated)	43,664,036		43,664,036
Minority interests in subsidiaries	1,129,321		2,377,761
Unrealized income (loss)	2,343		-
Consolidated stockholders’ equity (BACEN)	44,795,700		46,041,797
Subordinated debt	15,401,912		15,401,912
Additional provision for loan, lease and other operations	7,788,804		7,791,000
Deferred tax assets excluded from Tier I	(458,709)		(458,709)
Deferred assets excluded from Tier I	(685,683)		(694,505)
Tier I + Tier II	66,842,024		68,081,495
Exclusions (*):
Funding instruments issued by financial institutions	(75,921)		(86,634)
Referential equity	66,766,103		67,994,861
Risk exposure
Loan	44,380,028	97.5%	44,679,977	97.5%
Securities	2,051,916	4.5%	2,118,080	4.6%
Loan operations - Retail	7,995,859	17.6%	8,016,602	17.5%
Loan operations – Non-retail	13,747,102	30.2%	13,751,826	30.0%
Joint obligations - Retail	10,379	0.0%	10,379	0.0%
Joint obligations – Non-retail	3,341,414	7.4%	3,324,439	7.3%
Loan commitments - Retail	1,781,590	3.9%	1,781,590	3.9%
Loan commitments – Non-retail	1,065,103	2.3%	1,065,104	2.3%
Other exposures	14,386,665	31.6%	14,611,958	31.9%
Operating	494,521	1.1%	494,521	1.1%
Retail	55,162	0.1%	55,162	0.1%
Commercial	129,544	0.3%	129,544	0.3%
Corporate Finance	15,049	0.1%	15,049	0.1%
Negotiation and sales	182,069	0.4%	182,069	0.4%
Payments and settlements	48,897	0.1%	48,897	0.1%
Financial agent services	13,576	0.0%	13,576	0.0%
Asset management	47,395	0.1%	47,395	0.1%
Retail brokerage	2,744	0.0%	2,744	0.0%
Business plans	85	0.0%	85	0.0%
Market	644,872	1.4%	644,872	1.4%
Gold, foreign currencies and operations subject to exchange variation	-	0.0%	-	0.0%
Operations subject to interest rate variation	478,122	1.1%	478,122	1.1%
Prefixed denominated in real	89,995	0.2%	89,995	0.2%
Foreign currency coupons	240,406	0.5%	240,406	0.5%
Interest rate coupon	115,922	0.3%	115,922	0.3%
Foreign currency coupons	31,799	0.1%	31,799	0.1%
Operations subject to commodity price variation	28,698	0.0%	28,698	0.0%
Operations subject to stock price variation	138,052	0.3%	138,052	0.3%
Required Referential Equity	45,519,421	100.0%	45,819,370	100.0%
Excess capital in relation to Required Referential Equity	21,246,682	46.7%	22,175,491	48.4%
Exposure weighted by Risk	413,812,916		416,539,726
(*) Starting June 30, 2008, the indirect interest in Banco Itaú Europa, S.A. has no longer been considered in exclusions.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	116

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
	Referential	Weighted		Referential	Weighted
Changes in the Basel Ratio	equity	exposure	Effect	equity	exposure	Effect

Ratio at 12/31/2007	36,937,627	197,140,303	18.7%	37,094,609	207,726,168	17.9%
Result for the first half	4,128,569	-	2.1%	4,114,458	-	2.0%
Interest on capital and dividends	(1,327,602)	-	-0.6%	(1,327,602)	-	-0.6%
Adjustments in equity appraisal	(171,254)	-	-0.1%	(171,254)	-	-0.1%
Treasury shares	(1,213,413)	-	-0.6%	(1,213,413)	-	-0.6%
Subordinated debt	1,134,923	-	0.6%	1,134,923	-	0.5%
Deferred assets excluded from Tier I of referential equity	(121,370)	(121,370)	-0.1%	(122,440)	(122,440)	-0.1%
Other changes in referential equity	122,139	-	0.2%	93,944	-	0.1%
Changes in Risk Exposure	-	34,277,311	-3.0%	-	34,254,353	-2.7%
Effects of Resolution 3.490/07	-	5,488,761	-0.5%	-	(419,349)	0.0%
Ratio at 06/30/2008	39,489,619	236,785,005	16.7%	39,603,225	241,438,732	16.4%
Results for the second half	4,487,708	-	1.9%	4,748,169	-	2.0%
Interest on capital and dividends	(1,873,744)	-	-0.8%	(1,873,744)	-	-0.8%
Allowance for loan losses additional to the minimum percentage required by the CMN Resolution of Law 2,682/99	5,365,804	-	2.3%	5,368,000	-	2.2%
Effect of adoption of Law No. 11.638	33,704	-	0.0%	33,704	-	0.0%
Adjustments in equity appraisal	(138,107)	-	-0.1%	(138,107)	-	-0.1%
Treasury shares	(297,358)	-	-0.1%	(297,358)	-	-0.1%
Subordinated debt and Redeemable preferred shares	1,631,237	-	0.7%	1,631,237	-	0.7%
Deferred assets excluded from Tier I of referential equity	(320,160)	(320,160)	-0.1%	(319,745)	(319,745)	-0.1%
Other changes in referential equity	(186,776)	-	-0.1%	(321,135)	-	-0.1%
Changes in Risk Exposure	-	41,391,367	-3.1%	-	32,059,078	-2.4%

Ratio at 12/31/2008 before merger with Unibanco	48,191,927	277,856,212	17.3%	48,434,246	273,178,065	17.7%
Effect of merger with Unibanco	18,574,176	135,956,704	-1.2%	19,560,615	143,361,661	-1.4%
Ratio at 12/31/2008 under the current criterion	66,766,103	413,812,916	16.1%	67,994,861	416,539,726	16.3%

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b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolution No. 178 of December 28, 2007 and Circular No. 355 of December 14, 2007. The regulations, in force as from January 2008, provide for the rules on minimum capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of December 31, 2008, the capital required by the new SUSEP regulation was R$ 1,152,559, for an existing adjusted stockholders’ equity of R$ 3,157,114.

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NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents – For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits that have original maturities of up 90 days or less and securities purchased under agreements to resell - Funded position.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, calculated “pro rata die” based on the variation of the contracted index and interest rate.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period.

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - These are classified on the date of their acquisition, according to management’s intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statements of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income;

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•
Cash Flow Hedge - The effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations.

f)
Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss must be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - These assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets – Correspond to rights whose subjects are tangible assets intended for maintenance of the company’s operations or which are exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and control. These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995, and adjusted to market value until until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

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k)
Intangible assets – correspond to rights purchased whose subjects are tangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. It is composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)
Reduction to the Recoverable Amount of Assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable amount. From 2008, this procedure started to be adopted annually in the fourth quarter.

m)
Technical Provisions of Insurance, Pension Plan and Capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007.

I-	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated pro rata die, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - Recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II -	Pension plan and individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized at the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

III-	Capitalization

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

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n)
Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security: assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I -	Contingent Assets and Liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent Assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent Liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; or remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal Liabilities – Tax and Social Security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%

(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727 of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Law No. 11,638 and Provisional Measure No. 449 (articles 36 and 37), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transitory Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effects arising from the adoption of such rules are recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	122

p)
Deferred income – This refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

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NOTE 5 – CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents (Note 4a) of ITAÚ UNIBANCO CONSOLIDATED is composed of the following:

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Cash and cash equivalents	15,847,047	11,809,096	4,287,879
Interbank deposits	7,263,688	2,903,442	3,020,561
Securities purchased under agreements to resell - Funded position	24,668,262	20,142,706	19,987,068
TOTAL	47,778,997	34,855,244	27,295,508

In ITAÚ UNIBANCO, it is composed of the following:

	12/31/2008	12/31/2007
Cash and cash equivalents	155	134
Securities purchased under agreements to resell - Funded position	171,572	152,841
TOTAL	171,727	152,975

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NOTE 6 - INTERBANK INVESTMENTS

	With UNIBANCO						Without UNIBANCO
	12/31/2008						12/31/2008		12/31/2007
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%	Total	%
Money market	87,196,377	3,532,299	4,748,302	896,124	96,373,102	77.5	64,925,916	75.9	41,353,524	72.8
Funded position (*)	15,803,635	3,409,125	4,559,399	896,103	24,668,262	19.8	20,142,706	23.6	19,987,068	35.2
Financed position	70,386,752	84,895	188,903	.21	70,660,571	56.8	43,738,941	51.1	21,005,308	37.0
With free movement	14,134,262	84,603	188,903	-	14,407,768	11.6	150,885	0.2	-	-
Without free movement	56,252,490	292	-	21	56,252,803	45.2	43,588,056	50.9	21,005,308	37.0
Short position	1,005,990	38,279	-	-	1,044,269	0.8	1,044,269	1.2	361,148	0.6
Money market – Assets Guaranteeing Technical Provisions - SUSEP	-	-	73,868	2,091,711	2,165,579	1.7	2,165,579	2.5	1,146,582	2.0
Interbank deposits	12,527,365	7,193,871	4,996,927	1,289,244	26,007,407	20.9	18,494,186	21.6	14,285,141	25.2
TOTAL With UNIBANCO	99,723,742	10,726,170	9,819,097	4,277,079	124,546,088		85,585,681		56,785,247
% per maturity term	80.1	8.6	7.9	3.4
TOTAL Without UNIBANCO	67,662,018	8,122,756	6,207,015	3,593,892	85,585,681
% per maturity term	79.0	9.5	7.3	4.2
TOTAL - 12/31/2007	44,338,291	4,801,208	5,976,147	1,669,601	56,785,247
% per maturity term	78.1	8.5	10.5	2.9
(*)
Includes R$ 9,989,713 (R$ 6,850,110 at 12/31/2007) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&F Bovespa S.A. – Brazilian Stock, Mercantile and Futures Exchange (BM&F Bovespa) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO at 12/31/2008, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 171,572 (R$ 152,841 at 12/31/2007) and Interbank deposits over 365 days amounting to R$ 309,323 (R$ 703,306 at 12/31/2007).

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NOTE 7 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	With UNIBANCO											Without UNIBANCO
	12/31/2008											12/31/2008	12/31/2007
		Provision for adjustment to
		market value with impact
	Cost	Results	Stockholders’ Equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Market value
GOVERNMENT SECURITIES - DOMESTIC	52,368,309	349,673	188,724	52,906,706	38.2	8,918,806	411,777	2,914,998	4,701,623	9,304,089	26,655,413	35,386,063	14,569,073
Financial Treasury Bills	14,308,591	(8,835)	(2,373)	14,297,383	10.3	27,256	347,802	1,170,386	694,290	1,587,749	10,469,900	13,485,471	2,863,587
National Treasury Bills	19,074,714	114,992	20,944	19,210,650	13.9	8,772,764	-	1,425,934	3,609,984	4,790,842	611,126	13,072,660	8,118,757
National Treasury Notes	13,947,881	228,015	53,202	14,229,098	10.3	10,774	32,136	238,805	166,679	2,643,497	11,137,207	6,861,306	2,254,453
National Treasury Notes - M	7,697	-	-	7,697	-	-	-	7,697	-	-	-	7,697	24,538
National Treasury/Securitization	248,840	(4,950)	(18,354)	225,536	0.2	23	14,811	5,213	9,370	26,010	170,109	181,189	193,380
Brazilian External Debt Bonds	4,714,919	20,451	135,087	4,870,457	3.5	44,296	16,800	66,963	221,069	255,809	4,265,520	1,714,047	824,471
Investment in Non-exclusive Funds	63,693	-	-	63,693	-	63,693	-	-	-	-	-	63,693	259,487
Other	1,974	-	218	2,192	-	-	228	-	231	182	1,551	-	30,400
GOVERNMENT SECURITIES - ABROAD	11,909,806	80,573	44,780	12,035,159	8.7	357,181	675,836	3,702,074	2,712,045	3,743,232	844,791	10,744,685	11,083,063
Portugal	297,316	-	3,783	301,099	0.2	-	-	-	266,123	34,976	-	301,099	239,995
Austria	1,470,028	-	(9,720)	1,460,308	1.1	-	299,987	598,900	282,253	279,168	-	1,460,308	2,106,975
Argentina	65,110	(11)	-	65,099	-	-	5,722	-	-	29,980	29,397	65,099	90,009
Central Bank	36,859	(10)	-	36,849	-	-	5,722	-	-	29,980	1,147	36,849	88,325
National Treasury	28,251	(1)	-	28,250	-	-	-	-	-	-	28,250	28,250	1,684
Russia	-	-	-	-	-	-	-	-	-	-	-	-	274,559
Denmark	2,107,648	-	85,858	2,193,506	1.6	9,042	12,557	350,059	405,677	1,416,171	-	2,193,506	369,770
Spain	3,287,381	(3,690)	(36,146)	3,247,545	2.3	-	3,774	1,838,526	422,775	982,470	-	3,247,545	3,133,495
Korea	2,041,076	(3,784)	18,421	2,055,713	1.5	99,937	-	295,422	961,904	580,242	118,208	1,312,133	3,742,330
Chile	656,207	430	(9,352)	647,285	0.5	167,297	244,207	211,225	3,386	10,924	10,246	647,285	426,195
Paraguay	397,703	(1)	-	397,702	0.3	57,803	72,366	66,773	147,077	48,714	4,969	-	-
Uruguay	111,162	(1,448)	(6,831)	102,883	0.1	1,082	14,621	1,295	37,714	8,805	39,366	102,883	84,266
United States	981,316	80,696	1,024	1,063,036	0.8	14,745	15,964	1,647	185,113	351,770	493,797	1,063,036	286,053
Norway	347,256	-	(2,257)	344,999	0.2	7,256	-	337,743	-	-	-	344,999	188,199
Mexico	145,736	8,422	-	154,158	0.1	19	6,628	-	-	-	147,511	5,983	68,572
Italy	-	-	-	-	-	-	-	-	-	-	-	-	70,223
Other	1,867	(41)	-	1,826	-	-	10	484	23	12	1,297	809	2,422
CORPORATE SECURITIES	26,145,508	21,082	(392,861)	25,773,729	18.6	8,942,447	1,971,397	1,584,205	3,080,357	1,953,228	8,242,095	18,274,772	12,901,162
Eurobonds and others	5,131,106	6,535	(139,042)	4,998,599	3.6	620,848	1,381,581	361,388	293,938	202,404	2,138,440	4,862,600	3,780,291
Bank Deposit Certificate	2,825,722	(1)	(1)	2,825,720	2.0	1,313,457	216,403	161,977	430,560	178,219	525,104	784,601	1,792,223
Shares	3,382,685	25,150	(119,745)	3,288,090	2.4	3,288,090	-	-	-	-	-	2,379,788	947,472
Debentures	5,427,801	(2,025)	(9,259)	5,416,517	3.9	104,072	207,530	592,801	567,483	1,380,527	2,564,104	3,338,448	2,727,779
Promissory Notes	2,146,836	-	3,373	2,150,209	1.6	119,546	102,168	309,208	1,619,287	-	-	2,150,209	357,548
Mortgage Notes	42	-	-	42	-	-	-	-	-	-	42	42	-
Quotas of funds	3,327,380	(9,558)	9,621	3,327,443	2.4	3,323,927	-	-	3,516	-	-	2,565,762	2,368,838
Fixed income	2,122,310	-	2,888	2,125,198	1.5	2,121,682	-	-	3,516	-	-	1,363,517	1,077,323
Credit Rights	985,087	-	-	985,087	0.7	985,087	-	-	-	-	-	985,087	1,184,043
Other	219,983	(9,558)	6,733	217,158	0.2	217,158	-	-	-	-	-	217,158	107,472
Securitized real estate loans	3,487,779	981	(138,628)	3,350,132	2.4	71,385	11,147	21,609	56,768	184,882	3,004,341	2,193,315	926,968
Other	416,157	-	820	416,977	0.3	101,122	52,568	137,222	108,805	7,196	10,064	7	43
PGBL/VGBL FUND QUOTAS (1)	30,023,746	-	-	30,023,746	21.7	30,023,746	-	-	-	-	-	22,832,327	18,664,004
SUBTOTAL - SECURITIES	120,447,369	451,328	(159,357)	120,739,340	87.2	48,242,180	3,059,010	8,201,277	10,494,025	15,000,549	35,742,299	87,237,847	57,217,302
Trading securities	72,108,727	451,328	-	72,560,055	52.4	38,342,426	1,004,728	3,364,033	4,592,013	8,543,501	16,713,354	58,075,493	38,778,205
Available-for-sale securities	43,966,474	-	(159,357)	43,807,117	31.6	9,892,635	2,039,482	4,817,926	5,716,799	6,225,064	15,115,211	27,836,550	17,007,037
Held-to-maturity securities (2)	4,372,168	-	-	4,372,168	3.2	7,119	14,800	19,318	185,213	231,984	3,913,734	1,325,804	1,432,060
DERIVATIVE FINANCIAL INSTRUMENTS	15,298,674	2,305,861	-	17,604,535	12.8	4,320,165	3,691,277	3,473,757	2,534,179	2,104,409	1,480,748	10,302,427	4,120,212
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	135,746,043	2,757,189	(159,357)	138,343,875	100.0	52,562,345	6,750,287	11,675,034	13,028,204	17,104,958	37,223,047	97,540,274	61,337,514
						38.0%	4.9%	8.4%	9.4%	12.4%	26.9%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(9,392,688)	(5,414,716)	(52)	(14,807,456)	100.0	(3,787,691)	(2,662,067)	(2,536,615)	(2,237,660)	(1,575,528)	(2,007,895)	(8,007,648)	(3,857,304)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account;

(2)	Unrecorded positive adjustment to market value in the amount of R$ 521.799 (R$ 205,085 at 12/31/2007), according to Note 7e.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	126

b) Summary by portfolio

	12/31/2008
		Restricted to					Assets
							guaranteeing
			Pledging of			Derivative	technical
		Repurchase	guarantees			financial	provisions
	Own portfolio	agreements	(1)	Free movement	Central Bank (2)	instruments	(Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	20,382,547	4,658,940	12,583,738	-	9,949,962	-	5,331,519	52,906,706
Financial Treasury Bills	1,754,361	316,072	6,097,769	-	5,420,016	-	709,165	14,297,383
National Treasury Bills	12,272,319	1,581,890	3,646,886	-	1,440,629	-	268,926	19,210,650
National Treasury Notes	3,803,690	263,525	2,746,906	-	3,089,317	-	4,325,660	14,229,098
National Treasury Notes - M	7,697	-	-	-	-	-	-	7,697
National Treasury/Securitization	225,536	-	-	-	-	-	-	225,536
Brazilian External Debt Bonds	2,253,059	2,497,453	92,177	-	-	-	27,768	4,870,457
Investment in Non-exclusive Funds	63,693	-	-	-	-	-	-	63,693
Financial Treasury Bills	63,693	-	-	-	-	-	-	63,693
Other	2,192	-	-	-	-	-	-	2,192
GOVERNMENT SECURITIES - ABROAD	6,885,580	1,025,065	4,124,514	-	-	-	-	12,035,159
Portugal	301,099	-	-	-	-	-	-	301,099
Austria	363,334	-	1,096,974	-	-	-	-	1,460,308
Argentina	65,099	-	-	-	-	-	-	65,099
Central Bank	36,849	-	-	-	-	-	-	36,849
National Treasury	28,250	-	-	-	-	-	-	28,250
Denmark	1,565,701	-	627,805	-	-	-	-	2,193,506
Spain	1,901,156	-	1,346,389	-	-	-	-	3,247,545
Korea	1,215,027	-	840,686	-	-	-	-	2,055,713
Chile	628,920	18,365	-	-	-	-	-	647,285
Paraguay	397,702	-	-	-	-	-	-	397,702
Uruguay	102,883	-	-	-	-	-	-	102,883
United States	16,091	1,006,700	40,245	-	-	-	-	1,063,036
Norway	172,584	-	172,415	-	-	-	-	344,999
Mexico	154,158	-	-	-	-	-	-	154,158
Other	1,826	-	-	-	-	-	-	1,826
CORPORATE SECURITIES	21,712,031	749,812	697,483	-	-	-	2,614,403	25,773,729
Eurobonds and others	4,248,799	749,800	-	-	-	-	-	4,998,599
Bank Deposit Certificate	1,495,097	-	18,549	-	-	-	1,312,074	2,825,720
Shares	3,156,349	-	28,916	-	-	-	102,825	3,288,090
Debentures	4,119,874	12	480,247	-	-	-	816,384	5,416,517
Promissory Notes	2,086,641	-	-	-	-	-	63,568	2,150,209
Mortgage Notes	42	-	-	-	-	-	-	42
Quotas of funds	2,967,772	-	169,771	-	-	-	189,900	3,327,443
Fixed income	1,939,176	-	169,771	-	-	-	16,251	2,125,198
Credit Rights	854,180	-	-	-	-	-	130,907	985,087
Other	174,416	-	-	-	-	-	42,742	217,158
Securitized real estate loans	3,321,601	-	-	-	-	-	28,531	3,350,132
Other	315,856	-	-	-	-	-	101,121	416,977
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	30,023,746	30,023,746
SUBTOTAL - SECURITIES	48,980,158	6,433,817	17,405,735	-	9,949,962	-	37,969,668	120,739,340
Trading securities	19,031,470	2,830,734	11,726,566	-	5,485,388	-	33,485,897	72,560,055
Available-for-sale securities	29,477,299	2,142,434	5,501,731	-	4,464,574	-	2,221,079	43,807,117
Held-to-maturity securities	471,389	1,460,649	177,438	-	-	-	2,262,692	4,372,168
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	17,604,535	-	17,604,535
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - With UNIBANCO	48,980,158	6,433,817	17,405,735	-	9,949,962	17,604,535	37,969,668	138,343,875
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - Without UNIBANCO	35,799,479	4,202,581	15,306,119	-	5,748,637	10,302,427	26,181,031	97,540,274
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)) – Without UNIBANCO - 12/31/2007	26,519,047	2,138,568	5,927,079	4,113	402,854	4,120,212	22,225,641	61,337,514
(1)	Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	127

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	With UNIBANCO										Without UNIBANCO
	12/31/2008										12/31/2008	12/31/2007
		Adjustment
		to market
		value (in								Over 720
	Cost	results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value	Market value
GOVERNMENT SECURITIES - DOMESTIC	32,590,066	349,673	32,939,739	45.3	5,013,183	183,327	2,209,710	3,671,403	7,509,509	14,352,607	27,837,617	10,987,858
Financial Treasury Bills	8,884,364	(8,835)	8,875,529	12.2	3,518	147,901	1,015,625	412,510	694,156	6,601,819	8,769,578	1,831,416
National Treasury Bills	14,012,891	114,992	14,127,883	19.5	4,934,714	-	892,220	3,148,637	4,551,364	600,948	12,703,348	7,386,560
National Treasury Notes	9,072,082	228,015	9,300,097	12.8	9,967	20,608	231,997	63,080	2,189,740	6,784,705	5,815,579	1,185,885
National Treasury/Securitization	107,054	(4,950)	102,104	0.1	-	14,811	5,213	9,370	26,010	46,700	102,104	84,488
Brazilian External Debt Bonds	449,982	20,451	470,433	0.6	1,291	7	64,655	37,806	48,239	318,435	383,315	240,022
Investments in Non-exclusive Funds	63,693	-	63,693	0.1	63,693	-	-	-	-	-	63,693	259,487
Financial Treasury Bills	63,693	-	63,693	0.1	63,693	-	-	-	-	-	63,693	259,487
GOVERNMENT SECURITIES - ABROAD	2,454,215	80,573	2,534,788	3.4	104,563	128,057	865,521	333,348	442,155	661,144	1,988,180	2,894,756
Argentina	64,187	(11)	64,176	0.1	-	5,722	-	-	29,980	28,474	64,176	36,566
Central Bank	36,859	(10)	36,849	0.1	-	5,722	-	-	29,980	1,147	36,849	34,882
National Treasury	27,328	(1)	27,327	-	-	-	-	-	-	27,327	27,327	1,684
Spain	421,854	(3,690)	418,164	0.6	-	-	418,164	-	-	-	418,164	847,228
Korea	294,360	(3,784)	290,576	0.4	-	-	290,576	-	-	-	290,576	1,582,881
Chile	163,724	430	164,154	0.2	31,278	27,216	87,877	1,133	10,924	5,726	164,154	70,917
Paraguay	397,703	(1)	397,702	0.5	57,803	72,366	66,773	147,077	48,714	4,969	-	-
Uruguay	7,757	(1,448)	6,309	-	718	578	-	8	767	4,238	6,309	117
United States	957,313	80,696	1,038,009	1.4	14,745	15,547	1,647	185,113	351,770	469,187	1,038,009	286,053
Mexico	145,736	8,422	154,158	0.2	19	6,628	-	-	-	147,511	5,983	68,572
Other	1,581	(41)	1,540	-	-	-	484	17	-	1,039	809	2,422
CORPORATE SECURITIES	7,040,700	21,082	7,061,782	9.9	3,200,934	693,344	288,802	587,262	591,837	1,699,603	5,417,369	5,734,926
Eurobonds and others	1,310,774	6,535	1,317,309	1.8	137,594	450,522	77,587	90,420	156,705	404,481	1,306,370	820,635
Bank Deposit Certificates:	1,432,553	(1)	1,432,552	2.2	43,508	216,403	129,838	430,480	177,958	434,365	751,673	1,775,251
Shares	572,516	25,150	597,666	0.8	597,666	-	-	-	-	-	456,105	393,331
Debentures	1,255,338	(2,025)	1,253,313	1.7	-	26,184	81,030	60,941	251,313	833,845	1,189,960	1,247,951
Promissory notes	107,659	-	107,659	0.1	107,659	-	-	-	-	-	107,659	-
Quotas of funds	2,323,946	(9,558)	2,314,388	3.2	2,314,388	-	-	-	-	-	1,574,579	1,395,476
Fixed income	1,976,420	-	1,976,420	2.7	1,976,420	-	-	-	-	-	1,236,611	1,028,600
Credit rights	200,776	-	200,776	0.3	200,776	-	-	-	-	-	200,776	355,813
Other	146,750	(9,558)	137,192	0.2	137,192	-	-	-	-	-	137,192	11,063
Securitized real estate loans	37,914	981	38,895	0.1	119	235	347	5,421	5,861	26,912	31,023	102,282
PGBL/VGBL FUND QUOTAS	30,023,746	-	30,023,746	41.4	30,023,746	-	-	-	-	-	22,832,327	18,664,004
TOTAL 12/31/2008 - With UNIBANCO	72,108,727	451,328	72,560,055	100.0	38,342,426	1,004,728	3,364,033	4,592,013	8,543,501	16,713,354	58,075,493	38,778,205
% per maturity term					52.9%	1.4%	4.6%	6.3%	11.8%	23.0%
TOTAL 12/31/2008 - Without UNIBANCO	57,733,985	341,508	58,075,493	100.0	29,628,772	912,978	2,773,439	4,339,920	6,965,318	13,455,066
% per maturity term					50.9%	1.6%	4.8%	7.5%	12.0%	23.2%
TOTAL 12/31/2007 - Without UNIBANCO	38,821,447	(43,242)	38,778,205	100.0	21,671,860	701,281	2,222,363	2,723,139	7,202,238	4,257,324
% per maturity term					55.9%	1.8%	5.7%	7.0%	18.6%	11.0%

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	128

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	With UNIBANCO										Without UNIBANCO
	12/31/2008										12/31/2008	12/31/2007
		Adjustment to
		market value (in
		stockholders’								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Days	Market value	Market value
GOVERNMENT SECURITIES - DOMESTIC	15,779,438	188,724	15,968,162	36.5	3,900,139	216,417	691,857	866,329	1,576,138	8,717,282	6,591,285	2,424,509
Financial Treasury Bills	5,424,227	(2,373)	5,421,854	12.4	23,738	199,901	154,761	281,780	893,593	3,868,081	4,715,893	1,032,171
National Treasury Bills	5,061,823	20,944	5,082,767	11.6	3,838,050	-	533,714	461,347	239,478	10,178	369,312	732,197
National Treasury Notes	2,466,044	53,202	2,519,246	5.8	806	2,317	3,382	94,223	430,711	1,987,807	416,962	268,768
National Treasury/Securitization	141,786	(18,354)	123,432	0.3	23	-	-	-	-	123,409	79,085	108,892
Brazilian External Debt Bonds	2,683,584	135,087	2,818,671	6.4	37,522	13,971	-	28,748	12,174	2,726,256	1,010,033	277,838
Other	1,974	218	2,192	-	-	228	-	231	182	1,551	-	4,643
GOVERNMENT SECURITIES - ABROAD	9,432,484	44,780	9,477,264	21.7	252,278	547,473	2,836,553	2,378,691	3,301,065	161,204	8,733,684	7,697,842
Portugal	297,316	3,783	301,099	0.7	-	-	-	266,123	34,976	-	301,099	239,995
Austria	1,470,028	(9,720)	1,460,308	3.3	-	299,987	598,900	282,253	279,168	-	1,460,308	2,106,975
Argentina	923	-	923	-	-	-	-	-	-	923	923	53,443
Central Bank	-	-	-	-	-	-	-	-	-	-	-	53,443
National Treasury	923	-	923	-	-	-	-	-	-	923	923	-
Denmark	2,107,648	85,858	2,193,506	5.0	9,042	12,557	350,059	405,677	1,416,171	-	2,193,506	173,425
Spain	2,865,527	(36,146)	2,829,381	6.5	-	3,774	1,420,362	422,775	982,470	-	2,829,381	2,286,267
Korea	1,746,716	18,421	1,765,137	4.0	99,937		4,846	961,904	580,242	118,208	1,021,557	2,159,449
Chile	492,483	(9,352)	483,131	1.1	136,019	216,991	123,348	2,253	-	4,520	483,131	355,278
Uruguay	80,584	(6,831)	73,753	0.2	24	13,747	1,295	37,706	8,038	12,943	73,753	64,588
United States	24,003	1,024	25,027	0.1	-	417	-	-	-	24,610	25,027	-
Norway	347,256	(2,257)	344,999	0.8	7,256	-	337,743	-	-	-	344,999	188,199
Italy	-	-	-	-	-	-	-	-	-	-	-	70,223
CORPORATE SECURITIES	18,754,552	(392,861)	18,361,691	41.8	5,740,218	1,275,592	1,289,516	2,471,779	1,347,861	6,236,725	12,511,581	6,884,686
Eurobonds and others	3,545,430	(139,042)	3,406,388	7.8	482,086	928,829	278,263	203,518	45,699	1,467,993	3,281,328	2,748,976
Bank Deposit Certificates:	1,393,169	(1)	1,393,168	3.2	1,269,949	-	32,139	80	261	90,739	32,928	16,972
Shares	2,810,157	(119,745)	2,690,412	6.1	2,690,412	-	-	-	-	-	1,923,683	554,141
Debentures	4,104,249	(9,259)	4,094,990	9.3	103,957	181,115	511,422	485,226	1,115,684	1,697,586	2,084,696	1,416,600
Promissory notes	2,039,177	3,373	2,042,550	4.7	11,887	102,168	309,208	1,619,287	-	-	2,042,550	357,548
Mortgage Notes	42	-	42	-	-	-	-	-	-	42	42	-
Quotas of funds	1,003,434	9,621	1,013,055	2	1,009,539	-	-	3,516	-	-	991,183	973,362
Fixed income	145,890	2,888	148,778	0.3	145,262	-	-	3,516	-	-	126,906	48,723
Credit rights	784,311	-	784,311	1.8	784,311	-	-	-	-	-	784,311	828,230
Other	73,233	6,733	79,966	0.2	79,966	-	-	-	-	-	79,966	96,409
Securitized real estate loans	3,442,737	(138,628)	3,304,109	7.4	71,266	10,912	21,262	51,347	179,021	2,970,301	2,155,164	817,044
Other	416,157	820	416,977	1.0	101,122	52,568	137,222	108,805	7,196	10,064	7	43
TOTAL 12/31/2007	43,966,474	(159,357)	43,807,117	100.0	9,892,635	2,039,482	4,817,926	5,716,799	6,225,064	15,115,211	27,836,550	17,007,037
Adjustments of securities reclassified in prior years to the held-to-maturity category		20,811			22.6%	4.7%	11.0%	13.0%	14.2%	34.5%
Deferred taxes		175,123
Minority interests in subsidiaries		6,867
Accounting adjustment – Hedge – Circular 3082		(334,946)
Adjustment of securities of unconsolidated affiliates		(132,215)
ADJUSTMENTS TO EQUITY VALUATION – 12/31/2008 – With and Without UNIBANCO		(423,717)
TOTAL 12/31/2007 Without UNIBANCO	27,959,906	(123,356)	27,836,550	100.0	3,736,084	1,804,036	3,911,075	4,340,684	4,675,675	9,368,996
TOTAL 12/31/2007	16,947,727	59,310	17,007,037	100.0	1,850,154	1,667,669	3,705,755	3,671,484	2,396,643	3,715,332
Adjustments of securities reclassified in prior years to the held-to-maturity category		21,915			10.9%	9.8%	21.8%	21.6%	14.1%	21.8%
Deferred taxes		(31,566)
Minority interests in subsidiaries		2,268
Adjustment of securities of unconsolidated affiliates		13,540
ADJUSTMENTS TO EQUITY VALUATION – 12/31/2007 – Without UNIBANCO		65,467

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	129

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost by maturity term. In the carrying value, not considered in results, is the amounts of R$ 20,811 (R$ 21,915 at 12/31/2007) included at December 31, 2008, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 521,799 (R$ 205,085 at 12/31/2007).

	With UNIBANCO								Without UNIBANCO
	12/31/2008								12/31/2008	12/31/2007
								Over 720		Carrying
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Days	Carrying value	value
GOVERNMENT SECURITIES - DOMESTIC	3,998,805	91.4	5,484	12,033	13,431	163,891	218,442	3,585,524	957,162	1,130,949
National Treasury Notes (1)	2,409,755	55.0	1	9,211	3,426	9,376	23,046	2,364,695	628,766	799,800
National Treasury Notes – M (2)	7,697	0.2	-	-	7,697	-	-	-	7,697	24,538
Brazilian External Debt Bonds	1,581,353	36.2	5,483	2,822	2,308	154,515	195,396	1,220,829	320,699	306,611
GOVERNMENT SECURITIES - ABROAD	23,107	0.5	340	306	-	6	12	22,443	22,821	19,561
Uruguay	22,821	0.5	340	296	-	-	-	22,185	22,821	19,561
Other	286	-	-	10	-	6	12	258	-	-
CORPORATE SECURITIES	350,256	8.1	1,295	2,461	5,887	21,316	13,530	305,767	345,820	281,550
Eurobonds and others	274,902	6.2	1,168	2,230	5,538	-	-	265,966	274,902	210,680
Shares	12	-	12	-	-	-	-	-	-	-
Debentures (1)	68,214	1.6	115	231	349	21,316	13,530	32,673	63,790	63,228
Securitized real estate loans (1)	7,128	0.3	-	-	-	-	-	7,128	7,128	7,642
Total 12/31/2008 - With UNIBANCO	4,372,168	100.0	7,119	14,800	19,318	185,213	231,984	3,913,734	1,325,804	1,432,060
% per maturity term			0.3%	0.3%	0.4%	4.2%	5.3%	89.5%
Total 12/31/2008 - Without UNIBANCO	1,325,804	100.0	6,934	14,790	17,190	30,692	32,614	1,223,584
% per maturity term			0.5%	1.1%	1.3%	2.3%	2.5%	92.3%
Total 12/31/2007 - Without UNIBANCO	1,432,060	100.0	4,721	9,832	244,286	82,272	38,743	1,052,206
% per maturity term			0.3%	0.7%	17.1%	5.7%	2.7%	73.5%
(1)	Includes investment of Itaú Vida e Previdencia S.A. in the amount of R$ 593,134 (R$ 776.907 at 12/31/2007).
(2)	Refers to securities issued in nominative and non-disposable way.

f) Realized and unrealized gain of securities portfolio

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Gain (loss) - Trading securities	511,155	116,329	337,036
Gain (loss) – Available-for-sale securities	(1,630,924)	(1,201,888)	166,257
Total realized gain	(1,119,769)	(1,085,559)	503,293
Adjustment to market value of trading securities	652,245	384,755	(156,880)
Total	(467,524)	(700,804)	346,413

g) Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)
The management’s Financial Risk Management Committee sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines. No reclassifications or changes to the current guidelines were carried out in the period.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	130

h) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk-taking profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions ensure transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO and its subsidiaries with customers are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forwards, option and futures contracts, which are registered at the BM&F Bovespa or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). Overseas transactions are carried out with futures, forwards, options, and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that that are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2008, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio is traded at stock exchanges. The prices disclosed by stock exchanges are used, for these derivatives except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are future contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 11.821.247 and was basically composed by government securities.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	131

I-	See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, reference ratio stated at notional amount, cost and market value:

				Balance sheet
				account
				receivable /	Adjustment
				(received)	to market
	Memorandum Account Notional Amount			(payable) / paid	value	Market value
	With UNIBANCO	Without UNIBANCO		With UNIBANCO		With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2007
Futures contracts	226,846,815	139,460,978	103,018,832	443,653	(66,766)	376,887	386,243	(82,028)
Purchase commitments	126,234,217	38,848,380	42,175,866	(443,709)	(24,785)	(468,494)	(459,138)	(405,941)
Foreign currency	21,509,612	15,356,380	2,857,285	(187,551)	2,340	(185,211)	(291,431)	3,112
Interbank market	81,775,735	8,430,470	21,260,653	(197,021)	2,846	(194,175)	14,235	(189,690)
Indices	22,595,130	14,766,970	16,637,304	(59,403)	2,441	(56,962)	(149,530)	(219,531)
Securities	293,835	293,835	560,011	-	464	464	464	(37)
Commodities	59,905	725	-	266	(32,876)	(32,610)	(32,876)	-
Other	-	-	860,613	-	-	-	-	205
Commitments to sell	100,612,598	100,612,598	60,842,966	887,362	(41,981)	845,381	845,381	323,913
Foreign currency	23,172,875	23,172,875	10,651,452	429,121	(41,939)	387,182	387,182	(16,266)
Interbank market	53,465,605	53,465,605	30,119,055	(38,716)	(24,517)	(63,233)	(63,233)	177,132
Indices	23,401,608	23,401,608	17,582,979	497,296	(4,618)	492,678	492,678	163,175
Securities	472,682	472,682	2,379,491	-	(2,280)	(2,280)	(2,280)	-
Commodities	99,828	99,828	-	(339)	31,373	31,034	31,034	-
Other	-	-	109,989	-	-	-	-	(128)
Swap contracts				400,593	(170,244)	230,349	(44,456)	(5,658)
Asset position	81,096,577	60,433,490	47,229,495	3,108,221	424,828	3,533,049	2,427,691	1,785,139
Foreign currency	15,393,864	12,143,562	10,520,562	1,739,094	(22,872)	1,716,222	1,234,975	120,273
Interbank market	42,051,807	29,828,279	20,722,456	698,587	191,758	890,345	516,244	1,089,797
Fixed rate	8,681,596	6,874,226	6,612,890	48,110	239,768	287,878	253,325	155,703
Floating rate	2,891,531	2,650,585	-	109,749	(22,333)	87,416	60,507	-
Indices	11,905,694	8,863,775	9,359,582	498,621	37,900	536,521	357,048	416,088
Securities	59,827	33,473	-	14,060	607	14,667	5,592	-
Commodities	111,318	38,650	-	-	-	-	-	-
Other	940	940	14,005	-	-	-	-	3,278
Liability position	80,695,984	60,374,662	47,415,358	(2,707,628)	(595,072)	(3,302,700)	(2,472,147)	(1,790,797)
Foreign currency	22,734,322	16,439,332	9,086,575	(1,673,119)	(115,616)	(1,788,735)	(1,243,198)	(242,465)
Interbank market	22,988,773	16,366,585	20,232,926	(5,564)	(131,374)	(136,938)	(122,018)	(913,435)
Fixed rate	16,427,618	14,591,577	8,823,456	(113,998)	(440,283)	(554,281)	(420,148)	(249,879)
Floating rate	3,167,525	2,819,972	-	(365,551)	54,788	(310,763)	(290,574)	-
Indices	15,281,947	10,136,764	9,207,764	(549,385)	37,404	(511,981)	(396,207)	(383,568)
Securities	2,325	-	-	-	-	-	-	-
Commodities	92,479	19,437	-	(11)	9	(2)	(2)	-
Other	995	995	64,637	-	-	-	-	(1,450)
Option contracts	510,914,326	91,908,836	132,271,560	933,543	(2,541,023)	(1,607,480)	(943,072)	39,854
Purchase commitments - long position	161,715,960	21,468,319	36,296,164	4,238,368	1,397,099	5,635,467	1,843,445	81,409
Foreign currency	44,631,604	8,065,958	3,600,686	3,546,455	1,349,649	4,896,104	1,667,543	16,614
Interbank market	2,345,461	2,177,700	-	65,199	(35,793)	29,406	27,795	-
Indices	114,363,925	10,978,300	32,468,092	484,730	178,819	663,549	135,067	51,186
Securities	257,604	167,580	190,632	135,349	(91,930)	43,419	11,508	12,352
Commodities	117,366	78,781	-	6,635	(3,646)	2,989	1,532	-
Other	-	-	36,754	-	-	-	-	1,257
Commitments to sell - long position	81,214,583	20,645,794	25,947,077	817,956	274,378	1,092,334	618,084	436,375
Foreign currency	18,630,831	4,938,896	1,576,604	368,088	(250,154)	117,934	31,969	24,711
Interbank market	333,093	128,688	-	41,594	158,692	200,286	23,912	-
Indices	61,099,820	14,579,970	22,149,727	74,989	321,685	396,674	188,992	160,868
Securities	934,486	934,486	2,220,746	323,554	20,367	343,921	343,921	250,796
Commodities	216,353	63,754	-	9,731	23,788	33,519	29,290	-
Purchase commitments - short position	149,665,229	33,041,907	45,217,870	(3,139,563)	(2,311,402)	(5,450,965)	(2,956,490)	(256,683)
Foreign currency	42,635,346	18,146,780	9,248,093	(2,477,062)	(2,328,840)	(4,805,902)	(2,713,442)	(93,984)
Interbank market	2,547,823	2,467,700	-	(62,085)	24,557	(37,528)	(33,107)	-
Indices	104,287,844	12,245,569	35,799,226	(575,409)	(15,789)	(591,198)	(196,010)	(128,382)
Securities	126,733	125,307	163,123	(18,187)	2,834	(15,353)	(13,927)	(33,422)
Commodities	67,483	56,551	-	(6,820)	5,836	(984)	(4)	-
Other	-	-	7,428	-	-	-	-	(895)
Commitments to sell - short position	118,318,554	16,752,816	24,810,449	(983,218)	(1,901,098)	(2,884,316)	(448,111)	(221,247)
Foreign currency	39,372,629	7,992,318	5,068,700	(747,530)	(1,447,852)	(2,195,382)	(274,034)	(60,189)
Interbank market	274,610	295	-	(83,568)	(178,040)	(261,608)	(39,968)	-
Fixed rate	-	-	-	-	(9,037)	(9,037)	-	-
Indices	78,506,990	8,604,935	18,174,103	(138,943)	(214,711)	(353,654)	(73,652)	(154,597)
Securities	134,079	129,930	1,530,892	(9,631)	(38,333)	(47,964)	(43,815)	(4,740)
Commodities	30,246	25,338	-	(3,546)	(13,125)	(16,671)	(16,642)	-
Other	-	-	36,754	-	-	-	-	(1,721)
Forward contracts	1,301,491	936,801	149,369	828,972	(4,705)	824,267	726,045	955,256
Purchase receivable	496,476	199,448	-	317,000	(5,029)	311,971	199,129	33,191
Foreign currency	260,156	-	-	83,111	(4,965)	78,146	8	-
Securities	234,037	199,448	-	233,710	(116)	233,594	199,121	33,191
Commodities	2,283	-	-	179	52	231	-	-
Purchase payable	4,315	-	33,188	(234,093)	(123)	(234,216)	(199,121)	(33,174)
Foreign currency	2,525	-	-	(65)	37	(28)	-	-
Securities	-	-	33,188	(233,710)	(16)	(233,726)	(199,121)	(33,174)
Commodities	1,790	-	-	(318)	(144)	(462)	-	-
Sales receivable	788,182	737,353	116,181	762,409	1,125	763,534	726,037	1,071,399
Foreign currency	3,287	-	-	76	(35)	41	-	-
Fixed rate	9,995	-	-	194	11	205	-	-
Indices	-	-	116,181	-	-	-	-	173
Securities	774,810	737,263	-	762,050	1,148	763,198	725,947	1,071,226
Commodities	90	90	-	89	1	90	90	-
Sales deliverable	12,518	-	-	(16,344)	(678)	(17,022)	-	(116,160)
Fixed rate	12,518	-	-	(2,169)	49	(2,120)	-	-
Securities	-	-	-	(14,175)	(727)	(14,902)	-	(116,160)
Credit derivatives	9,529,432	7,436,922	9,084,922	(151,434)	(58,790)	(210,224)	(176,184)	(6,409)
Asset position	7,276,052	6,279,087	6,365,372	235	63,656	63,891	26,605	39,453
Foreign currency	102,638	102,638	115,199	423	2,660	3,083	3,083	3,865
Interbank market	-	-	265,695	-	-	-	-	674
Fixed rate	7,173,414	6,176,449	4,552,411	(188)	60,996	60,808	23,522	28,447
Other	-	-	1,432,067	-	-	-	-	6,468
Liability position	2,253,380	1,157,835	2,719,550	(151,669)	(122,446)	(274,115)	(202,789)	(45,862)
Foreign currency	299,256	65,556	26,580	(19,591)	(2,634)	(22,225)	(3,049)	(96)
Interbank market	-	-	47,117	-	-	-	-	(597)
Fixed rate	1,954,124	1,092,279	2,404,424	(132,078)	(119,812)	(251,890)	(199,740)	(41,250)
Other	-	-	241,430	-	-	-	-	(3,919)

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	132

	Memorandum account Notional amount			Balance sheet account Receivable / (Received) (Payable) / Paid	Adjustment to market value	Market value
	With UNIBANCO	Without UNIBANCO		With UNIBANCO		With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2007
Forward operations	41,311,558	29,996,897	24,941,781	2,210,616	(49,099)	2,161,517	1,182,921	(643,679)
Asset position	25,392,410	18,333,355	10,616,537	3,596,364	(23,200)	3,573,164	2,319,118	654,738
Foreign currency	23,708,557	17,486,585	9,630,204	3,553,782	(23,452)	3,530,330	2,305,755	618,350
Interbank market	-	-	35,709	-	-	-	-	661
Fixed rate	820,758	8,020	171,821	26,623	252	26,875	398	6,578
Floating rate	830,804	830,804	-	8,938	-	8,938	8,938	-
Indices	-	-	737,473	-	-	-	-	2,101
Securities	-	-	25,489	-	-	-	-	26,112
Commodities	32,291	7,946	-	7,021	-	7,021	4,027	-
Other	-	-	15,842	-	-	-	-	935
Liability position	15,919,148	11,663,542	14,325,244	(1,385,748)	(25,899)	(1,411,647)	(977,716)	(1,298,417)
Foreign currency	14,713,992	11,100,043	13,295,477	(1,237,358)	(28,651)	(1,266,009)	(963,552)	(1,248,102)
Interbank market	2,138	2,138	47,075	(184)	-	(184)	(184)	(697)
Fixed rate	529,103	2,741	354,222	(132,816)	3,715	(129,101)	(44)	(43,663)
Floating rate	467,400	467,400	-	(3,773)	-	(3,773)	(3,773)	-
Indices	115,295	-	621,461	(698)	(1,719)	(2,417)	-	(1,825)
Commodities	91,220	91,220	-	(10,919)	756	(10,163)	(10,163)	-
Other	-	-	7,008	-	-	-	-	(4,130)
Forwards with target flow	430,656	-	-	(22,991)	(49,816)	(72,807)	-	-
Asset position - Foreign currency	22,799	-	-	10,362	(50,710)	(40,348)	-	-
Liability position - Foreign currency	407,857	-	-	(33,353)	894	(32,459)	-	-
Forward target flow	430,656	-	-	(26,759)	3,846	(22,913)	-	-
Asset position - Foreign currency	22,799	-	-	10,362	403	10,765	-	-
Liability Position - Foreign currency	407,857	-	-	(37,121)	3,443	(33,678)	-	-
Swap with target flow	5,897,022	3,430,423	-	(220,799)	(6,804)	(227,603)	(117,774)	-
Asset position	2,838,111	1,623,871	-	131,446	(70,585)	60,861	27,464	-
Foreign currency	1,603,317	663,969	-	129,441	(69,200)	60,241	26,844	-
Interbank market	916,785	686,774	-	8	612	620	620	-
Fixed rate	282,517	237,636	-	-	-	-	-	-
Floating rate	19,205	19,205	-	-	-	-	-	-
Indices	3,158	3,158	-	1,997	(1,997)	-	-	-
Commodities	13,129	13,129	-	-	-	-	-	-
Liability position	3,058,911	1,806,552	-	(352,245)	63,781	(288,464)	(145,238)	-
Foreign currency	2,178,505	1,165,151	-	(327,576)	67,081	(260,495)	(119,225)	-
Interbank market	728,461	538,981	-	(5,435)	(19,334)	(24,769)	(24,111)	-
Fixed rate	102,800	53,275	-	(905)	(2,102)	(3,007)	(1,709)	-
Floating rate	19,235	19,235	-	(30)	(163)	(193)	(193)	-
Indices	28,749	28,749	-	(18,299)	18,299	-	-	-
Commodities	1,161	1,161	-	-	-	-	-	-
Target flow swap – foreign currency	12,115,104	11,174,935	-	1,449,246	118,734	1,567,980	1,076,496	-
Asset position	10,088,150	9,147,981	-	1,674,867	350,401	2,025,268	1,533,784	-
Foreign currency	9,578,859	8,901,042	-	1,624,092	266,258	1,890,350	1,433,800	-
Interbank market	217,747	-	-	23,496	(10,123)	13,373	-	-
Fixed rate	44,605	-	-	27,279	(5,718)	21,561	-	-
Indices	40,800	40,800	-	-	2,121	2,121	2,121	-
Commodities	206,139	206,139	-	-	97,863	97,863	97,863	-
Liability position	2,026,954	2,026,954	-	(225,621)	(231,667)	(457,288)	(457,288)	-
Foreign currency	1,874,943	1,874,943	-	(206,353)	(153,562)	(359,915)	(359,915)	-
Commodities	152,011	152,011	-	(19,268)	(78,105)	(97,373)	(97,373)	-
Other derivative financial instruments	2,293,970	1,255,092	6,744,976	61,346	(284,243)	(222,894)	46,080	5,572
Asset position	2,018,692	1,255,092	5,140,002	187,431	10,258	197,692	194,827	18,508
Foreign currency	879,888	116,850	4,810,813	164,399	335	164,737	161,991	13,929
Interbank market	630,069	630,069	-	-	1,514	1,514	1,514	-
Fixed rate	-	-	141,704	-	-	-	-	2,684
Securities	562	-	-	-	119	119	-	-
Other	508,173	508,173	187,485	23,032	8,290	31,322	31,322	1,896
Liability position	275,278	-	1,604,973	(126,085)	(294,501)	(420,586)	(148,748)	(12,936)
Foreign currency	2,730	-	1,241,164	(121,600)	(29,175)	(150,775)	(148,052)	(3,407)
Interbank market	-	-	-	-	(698)	(698)	(698)	-
Fixed rate	-	-	301,121	-	-	-	-	(5,363)
Indices	271,680	-	-	(3,815)	(264,658)	(268,473)	-	-
Securities	868	-	-	(670)	30	(640)	-	-
Other	-	-	62,689	-	-	-	-	(4,165)
			ASSETS	15,298,674	2,305,861	17,604,535	10,302,427	4,120,212
			LIABILITIES	(9,392,688)	(5,414,768)	(14,807,456)	(8,007,648)	(3,857,304)
			TOTAL	5,905,986	(3,108,907)	2,797,079	2,294,779	262,908

Derivative contracts mature as follows (in days):

	With UNIBANCO					Without UNIBANCO
Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2008	12/31/2008	12/31/2007
Futures	71,149,043	51,613,826	39,711,213	64,372,733	226,846,815	139,460,978	103,018,832
Swaps	12,670,263	26,691,957	9,667,190	28,958,946	77,988,356	58,221,000	45,668,230
Options	344,111,054	67,472,519	43,499,526	55,831,227	510,914,326	91,908,836	132,271,560
Forwards	634,048	471,275	131,308	64,860	1,301,491	936,801	149,369
Credit derivatives	448,104	4,402,810	1,658,928	3,019,590	9,529,432	7,436,922	9,084,922
Forwards	9,759,215	21,546,688	6,407,904	3,597,751	41,311,558	29,996,897	24,941,781
Forwards with target flow	305,552	88,924	36,180	-	430,656	-	-
Forward target flow	305,552	88,924	36,180	-	430,656	-	-
Swaps with target flow	1,005,296	662,713	501,694	536,963	2,706,666	1,540,470	-
Target flow swap	1,305,456	4,289,261	2,656,150	3,864,237	12,115,104	11,174,935	-
Other	98,976	582,760	439,402	1,172,832	2,293,970	1,255,092	6,744,976

At December 31, 2008, ITAÚ UNIBANCO had derivative operations in the swap with target flow and forward target flow with 68 clients. Total exposure for these products at an exchange rate of R$ 2.30 per dollar, for settlement at maturity, was R$ 1.7 billion (R$ 3.4 billion at october), representing an average debt of R$ 25 million per client. Of these clients, 57 have AA, A or B risk rating.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	133

II -
See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, trading location, counterparty and maturity, stated at cost and market value:

	With UNIBANCO										Without UNIBANCO
	12/31/2008										12/31/2008	12/31/2007
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Market value
ASSETS
Futures	443,653	(66,766)	376,887	2.2%	163,406	15,739	(18,240)	(220,239)	435,497	724	386,243	-
BM&F Bovespa	443,653	(97,225)	346,428	2.0%	163,406	15,550	(16,647)	(242,897)	425,661	1,355	355,784	-
Financial institutions	-	(859)	(859)	0.0%	-	(136)	(1,593)	1,966	(465)	(631)	(859)	-
Companies	-	31,318	31,318	0.2%	-	325	-	20,692	10,301	-	31,318	-
Option premiums	5,056,324	1,671,477	6,727,801	33.7%	2,490,556	1,371,918	1,217,433	856,106	746,650	45,138	2,461,529	517,784
BM&F Bovespa	4,283,663	1,305,964	5,589,627	31.8%	2,345,178	1,185,538	818,622	702,683	532,862	4,744	1,726,680	225,450
Financial institutions	194,044	205,726	399,770	-2.3%	104,059	94,860	48,931	7,569	138,730	5,621	105,320	30,838
Companies	578,505	159,268	737,773	4.2%	41,236	91,345	349,685	145,676	75,058	34,773	629,514	261,496
Individuals	112	519	631	0.0%	83	175	195	178	-	-	15	-
Forwards	1,079,409	(3,904)	1,075,505	6.1%	609,026	311,987	83,781	50,942	19,769	-	925,166	1,104,590
BM&F Bovespa	724,589	1,447	726,036	4.1%	352,240	291,392	69,292	13,112	-	-	726,037	1,104,590
Financial institutions	84	(35)	49	0.0%	41	-	8	-	-	-	8	-
Companies	350,541	(5,285)	345,256	2.0%	255,715	17,770	14,172	37,830	19,769	-	199,121	-
Individuals	4,195	(31)	4,164	0.0%	1,030	2,825	309	-	-	-	-	-
Swaps – Adjustment receivable	3,108,221	424,828	3,533,049	20.1%	388,173	546,013	908,011	512,260	454,403	724,189	2,427,691	1,785,139
BM&F Bovespa	183,280	(13,490)	169,790	1.0%	3,184	16,840	13,945	21,843	42,835	71,143	169,790	267,063
Financial institutions	655,427	261,971	917,398	5.2%	64,162	145,806	201,517	88,200	176,350	241,363	605,734	385,002
Companies	2,264,917	171,628	2,436,545	13.8%	319,277	383,236	692,457	401,983	232,910	406,682	1,643,338	1,116,432
Individuals	4,597	4,719	9,316	0.1%	1,550	131	92	234	2,308	5,001	8,829	16,642
Credit derivatives	235	63,656	63,891	0.4%	88	4,861	11,400	20,987	1,600	24,955	26,605	39,453
Financial institutions	235	63,656	63,891	0.4%	88	4,861	11,400	20,987	1,600	24,955	26,605	39,453
Forwards	3,596,364	(23,200)	3,573,164	20.3%	466,149	1,038,885	880,178	855,727	285,969	46,256	2,319,118	654,737
Financial institutions	948,273	40,166	988,439	5.6%	141,636	378,464	354,057	44,080	60,921	9,281	744,130	506,617
Companies	2,639,392	(63,203)	2,576,189	14.6%	323,510	656,592	526,099	807,965	225,048	36,975	1,570,240	147,982
Individuals	8,699	(163)	8,536	0.0%	1,003	3,829	22	3,682	-	-	4,748	138
Forwards with target flow	20,724	(50,307)	(29,583)	4.4%	2,164	-	-	(31,747)	-	-	-	-
Forwards - Companies	10,362	(50,710)	(40,348)	0.2%	58	-	-	(40,406)	-	-	-	-
Target flow of forward - Companies	10,362	403	10,765	4.2%	2,106	-	-	8,659	-	-	-	-
Swaps with target flow	1,806,313	279,816	2,086,129	11.8%	196,313	401,405	390,914	487,599	155,467	454,431	1,561,248	-
Swaps – Companies	131,447	(70,586)	60,861	0.3%	8,196	35,152	2,490	9,767	4,279	977	27,464	-
Target flow of swap – foreign currency	1,674,866	350,402	2,025,268	11.5%	188,117	366,253	388,424	477,832	151,188	453,454	1,533,784	-
Financial institutions	7,020	(751)	6,269	0.0%	3,262	3,007	-	-	-	-	6,269	-
Companies	1,667,846	351,153	2,018,999	11.5%	184,855	363,246	388,424	477,832	151,188	453,454	1,527,515	-
Other	187,431	10,261	197,692	1.1%	4,290	469	280	2,544	5,054	185,055	194,827	18,509
BM&F Bovespa	-	1,515	1,515	0.0%	311	198	12	27	184	783	1,512	13,888
Financial institutions	184,685	8,746	193,431	1.1%	1,233	271	268	2,517	4,870	184,272	193,315	4,278
Companies	2,746	-	2,746	0.0%	2,746	-	-	-	-	-	-	343
Total 12/31/2008 - With UNIBANCO	15,298,674	2,305,861	17,604,535	100.0%	4,320,165	3,691,277	3,473,757	2,534,179	2,104,409	1,480,748	10,302,427	4,120,212
% per maturity term					24.5%	21.0%	19.7%	14.4%	12.0%	8.4%
Total 12/31/2008 - Without UNIBANCO	9,230,045	1,072,382	10,302,427	100.0%	2,478,293	2,106,420	1,961,568	1,218,316	1,479,681	1,058,149
% per maturity term					24.4%	20.8%	19.3%	11.1%	13.9%	10.4%
Total 12/31/2007 - Without UNIBANCO	3,792,742	327,470	4,120,212	100.0%	963,298	822,101	634,991	525,806	465,452	708,564
% per maturity term					13.8%	23.0%	11.6%	10.0%	14.3%	27.3%

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	134

	With UNIBANCO										Without UNIBANCO
	12/31/2008										12/31/2008	12/31/2007
	Cost	Adjustment to market value (in Results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Market value
LIABILITIES
Option premium	(4,122,781)	(4,212,500)	(8,335,281)	56.3%	(2,244,672)	(1,739,731)	(1,616,626)	(1,264,572)	(783,577)	(686,103)	(3,404,601)	(477,930)
BM&F Bovespa	(3,278,548)	(2,508,794)	(5,787,342)	39.1%	(1,917,857)	(1,096,299)	(1,215,326)	(882,518)	(623,145)	(52,197)	(2,708,442)	(384,007)
Financial institutions	(564,885)	(1,692,953)	(2,257,838)	15.2%	(250,253)	(526,674)	(360,490)	(346,098)	(149,566)	(624,757)	(433,045)	(86,256)
Companies	(278,639)	(11,373)	(290,012)	2.0%	(76,562)	(116,720)	(40,766)	(35,949)	(10,866)	(9,149)	(263,038)	(7,667)
Individuals	(709)	620	(89)	0.0%	-	(38)	(44)	(7)	-	-	(76)	-
Forwards	(250,437)	(801)	(251,238)	1.7%	(248,797)	(141)	(704)	(176)	(1,420)	-	(199,121)	(149,334)
Financial institutions	(65)	37	(28)	0.0%	(28)	-	-	-	-	-	-	-
Companies	(250,147)	(710)	(250,857)	1.7%	(248,726)	(141)	(394)	(176)	(1,420)	-	(199,121)	-
Individuals	(225)	(128)	(353)	0.0%	(43)	-	(310)	-	-	-	-	-
Swaps - difference payable	(2,707,628)	(595,072)	(3,302,700)	22.3%	(604,134)	(418,029)	(349,380)	(433,512)	(536,471)	(961,174)	(2,472,147)	(1,790,797)
BM&F Bovespa	(433,865)	(5,089)	(438,954)	3.0%	(31,784)	(56,768)	(23,961)	(14,515)	(192,198)	(119,728)	(438,955)	(318,781)
Financial institutions	(1,144,431)	(617,947)	(1,762,378)	11.9%	(323,834)	(209,953)	(254,878)	(259,639)	(207,457)	(506,617)	(1,179,800)	(694,653)
Companies	(1,104,964)	17,938	(1,087,026)	7.3%	(248,022)	(149,408)	(69,223)	(153,935)	(132,499)	(333,939)	(840,184)	(754,513)
Individuals	(24,368)	10,026	(14,342)	0.1%	(494)	(1,900)	(1,318)	(5,423)	(4,317)	(890)	(13,208)	(22,850)
Credit derivatives	(151,669)	(122,446)	(274,115)	1.9%	(19,687)	(8,163)	(128,513)	(49,182)	(6,005)	(62,565)	(202,789)	(45,862)
Financial institutions	(132,494)	(122,446)	(254,940)	1.7%	(19,687)	(8,163)	(128,513)	(30,007)	(6,005)	(62,565)	(202,789)	(45,862)
Companies	(19,175)	-	(19,175)	0.1%	-	-	-	(19,175)	-	-	-	-
Forwards	(1,385,748)	(25,899)	(1,411,647)	9.5%	(275,094)	(340,442)	(334,099)	(286,857)	(168,046)	(7,109)	(977,716)	(1,298,417)
Financial institutions	(784,510)	(35,114)	(819,624)	5.5%	(108,882)	(167,974)	(190,373)	(194,404)	(154,879)	(3,112)	(495,615)	(772,402)
Companies	(599,319)	9,215	(590,104)	4.0%	(165,060)	(172,154)	(143,726)	(92,000)	(13,167)	(3,997)	(480,182)	(526,003)
Individuals	(1,919)	-	(1,919)	0.0%	(1,152)	(314)	-	(453)	-	-	(1,919)	(12)
Forwards with target flow	(70,474)	4,337	(66,137)	0.4%	(163,592)	32,318	48,418	16,719	-	-	-	-
Forwards	(33,352)	893	(32,459)	0.2%	(80,237)	15,846	23,740	8,192	-	-	-	-
Financial institutions	(87,031)	1,133	(85,898)	0.6%	(85,898)	-	-	-	-	-	-	-
Companies	53,679	(240)	53,439	0.4%	5,661	15,846	23,740	8,192	-	-	-	-
Target flow of Forward	(37,122)	3,444	(33,678)	0.2%	(83,355)	16,472	24,678	8,527	-	-	-	-
Financial institutions	(90,801)	1,558	(89,243)	0.6%	(89,243)	-	-	-	-	-	-	-
Companies	53,679	1,886	55,565	0.4%	5,888	16,472	24,678	8,527	-	-	-	-
Swaps with target flow	(577,866)	(167,886)	(745,752)	5.0%	(149,806)	(76,435)	(90,023)	(197,873)	(76,321)	(155,294)	(602,526)	-
Swaps	(352,245)	63,782	(288,463)	1.9%	(123,501)	(9,440)	(3,283)	(70,432)	(675)	(81,132)	(145,238)	-
Financial institutions	(152,402)	152,281	(121)	0.0%	(78)	(43)	-	-	-	-	(123)	-
Companies	(199,843)	(88,499)	(288,342)	1.9%	(123,423)	(9,397)	(3,283)	(70,432)	(675)	(81,132)	(145,115)	-
Target flow of swap - foreign currency	(225,621)	(231,668)	(457,289)	3.1%	(26,305)	(66,995)	(86,740)	(127,441)	(75,646)	(74,162)	(457,288)	-
Financial institutions	(106,253)	(273,249)	(379,502)	2.6%	(26,305)	(64,432)	(86,740)	(126,379)	(75,646)	-	(379,501)	-
Companies	(119,368)	41,581	(77,787)	0.5%	-	(2,563)	-	(1,062)	-	(74,162)	(77,787)	-
Other	(126,085)	(294,501)	(420,586)	2.8%	(81,909)	(111,444)	(65,688)	(22,207)	(3,687)	(135,651)	(148,748)	(12,936)
BM&F Bovespa	-	(698)	(698)	0.0%	-	-	(47)	(293)	(358)	-	(696)	(3,406)
Financial institutions	(121,597)	(26,451)	(148,048)	1.0%	(76)	(11,845)	(477)	-	-	(135,651)	(148,052)	(5,364)
Companies	(3,472)	(43,877)	(47,349)	0.3%	(16,455)	(20,364)	(7,121)	(3,379)	(30)	-	-	(4,166)
Individuals	(1,016)	(223,475)	(224,491)	1.5%	(65,378)	(79,235)	(58,043)	(18,535)	(3,299)	-	-	-
Total 12/31/2008 - With UNIBANCO	(9,392,688)	(5,414,768)	(14,807,456)	100.0%	(3,787,691)	(2,662,067)	(2,536,615)	(2,237,660)	(1,575,527)	(2,007,896)	(8,007,648)	(3,857,304)
% per maturity term					25.6%	18.0%	17.1%	15.1%	10.6%	13.6%
Total 12/31/2008 - Without UNIBANCO	(6,120,486)	(1,887,162)	(8,007,648)	100.0%	(2,175,345)	(1,393,374)	(1,374,782)	(1,244,491)	(850,938)	(968,718)
% per maturity term					27.2%	17.4%	17.2%	15.5%	10.6%	12.1%
Total 12/31/2007 - Without UNIBANCO	(3,790,389)	(66,915)	(3,857,304)	100.0%	(547,137)	(618,470)	(503,378)	(830,966)	(317,459)	(1,039,894)
% per maturity term					14.2%	16.1%	13.0%	21.5%	8.2%	27.0%
At December 31, 2007, ITAÚ UNIBANCO recorded at market value swap contracts involving foreign currency, interbank market, fixed income and indices totaling R$ 30,231 in assets from 181 to 365 days. The liability position amounted to R$ 1,524 (R$ 601 at 12/31/2007), distributed as follows: R$ 46 from 31 to 180 days (R$ 18 at 12/31/2007), R$ 44 from 181 to 365 days (R$18 at 12/31/2007) and R$ 1,434 over 365 days (R$ 556 at 12/31/2008).

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	135

III -
 See below the composition of Derivative Financial Instruments portfolio by type of instrument, stated at their  notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2008
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Forwards with target flow	Target flow of forward	Swaps with target flow	Target flow of swap	Other
BM&F/Bovespa	218,037,038	10,191,866	484,191,650	737,353	-	-	-	-	-	-	1,381,458
Over-the-counter market	8,809,777	67,796,490	26,722,676	564,138	9,529,432	41,311,558	430,656	430,656	2,706,666	12,115,104	912,512
Financial institutions	6,481,615	35,751,901	21,158,284	5,812	9,295,732	20,618,405	287,451	287,451	217,961	749,053	625,583
Companies	2,328,162	31,390,266	5,509,817	550,337	233,700	20,608,277	143,205	143,205	2,488,705	11,366,051	59,571
Individuals	-	654,323	54,575	7,989	-	84,876	-	-	-	-	227,358
Total with UNIBANCO 12/31/2008	226,846,815	77,988,356	510,914,326	1,301,491	9,529,432	41,311,558	430,656	430,656	2,706,666	12,115,104	2,293,970
Total without UNIBANCO 12/31/2008	139,460,978	58,221,000	91,908,836	936,801	7,436,922	29,996,897	-	-	1,540,470	11,174,935	1,255,092
Total without UNIBANCO 12/31/2007	103,018,832	45,668,230	132,271,560	149,369	9,084,922	24,941,781	-	-	-	-	6,744,976

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	136

IV -	Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) stated at notional amount, cost and effect in calculation of Required Referential Equity.

	Credit risk amount
	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Transferred	(3,920,040)	(3,411,196)	(4,287,331)
Credit swaps whose underlying assets are:
Securities	(3,920,040)	(3,411,196)	(4,217,331)
Derivatives with companies	-	-	(70,000)
Received	3,561,209	2,231,965	2,228,982
Credit swaps whose underlying assets are:
Securities	3,561,209	2,231,965	2,072,982
Derivatives with companies	-	-	156,000
Total	(358,831)	(1,179,231)	(2,058,349)
In the period there was not occurrence of credit event related to trigger events set forth in agreements.
According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 161,702.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	137

V	Accounting Hedge

a)
The purpose of ITAÚ UNIBANCO hedge relationship is to protect the cash flow of payment of debt interest (CDB) related to its variable interest rate risk (CDI), making the cash flow independent (prefixed) and regardless of the variatons of DI Cetip Over.

To protect the future cash flow of debt against exposure to variable interest rate (CDI) on December 31, 2008, ITAÚ UNIBANCO negotiated DI Future agreements at BM&F BOVESPA with maturity between 2009 and 2017 in the amount of R$ 27,141,738 in ITAÚ UNIBANCO CONSOLIDATED with UNIBANCO and R$ 102.469 without UNIBANCO which gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of (R$ 201,199) in ITAÚ UNIBANCO CONSOLIDATED With and Without UNIBANCO. The hedged item totals R$ 26,353,206 in ITAÚ UNIBANCO CONSOLIDATED With UNIBANCO and R$ 99.837 Without UNIBANCO and matures between 2009 and 2017.

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3.082 of January 30, 2002

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 1,152,584 in ITAÚ UNIBANCO CONSOLIDATED with UNIBANCO are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular n° 3.150/02.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	138

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Swap	950,118	1,659,052	(178,059)
Forwards	443,700	213,934	79,664
Futures	(4,212,456)	(2,804,948)	1,526,731
Options	(2,575,454)	(1,748,640)	130,039
Credit Derivatives	(5,747)	(22,679)	(55,186)
Other	1,722,152	506,827	116,256
Total	(3,677,687)	(2,196,454)	1,619,445

i)	Changes in adjustment to market value for the period

	With UNIBANCO	Without UNIBANCO
		01/01 to	01/01 to
	01/01 to 12/31/2008	12/31/2008	12/31/2007
Opening Balance	276,623	276,623	311,248
Balance arising from ITAÚ UNIBANCO merger on 09/30/2008	(988,651)	-	-
Adjustments with impact on:
Result	(1,886,237)	(690,590)	81,225
Trading securities	652,245	384,755	(156,880)
Derivative financial instruments (assets and liabilities)	(2,538,482)	(1,075,345)	238,105
Stockholders’ equity	(218,671)	(182,663)	(115,850)
Closing balance	(2,816,936)	(596,630)	276,623
Adjustment to market value	(2,816,936)	(596,630)	276,623
Trading securities	451,328	341,508	(43,242)
Available-for-sale securities	(159,357)	(123,356)	59,310
Derivative financial instruments (assets and liabilities)	(3,108,907)	(814,782)	260,555
For better understanding, the following table shows the unrealized gain of available-for-sale securities and held-to-maturity securities:

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Adjustment of available-for-sale securities – stockholders’ equity	(159,357)	(123,356)	59,310
Adjustment to held-to-maturity securities (*)	542,610	211,391	227,000
Total unrealized gain	383,253	88,035	286,310

(*)
At December 31, 2008, includes the amount of R$ 20,811 (R$ 21,915 at 12/31/2007) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	139

j)	Sensitivity analysis

According to the criteria for classification of operations provided for BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO, included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analysis shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institution.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Trading portfolio	Exposures	12/31/2008 (*)
		Scenarios
Risk Factors	Risk of variation in:	I	II	III
Fixed rate	Fixed-rate in Reais	(471)	(275,307)	(528,426)
Foreign exchange coupons	Rates of foreign exchange coupons	370	(29,542)	(59,237)
Foreign currency	Exchange variation	(2,375)	(81,183)	(162,366)
Price indices	Rates of price indices coupons	(257)	(34,941)	(61,791)
Long-term interest rate	Rate of the TJLP coupon	121	(11,934)	(25,164)
Reference rate	Rate of TR coupon	(67)	(10,609)	(19,680)
Variable rate	Share price	(4,505)	(112,643)	(225,287)
	Total without correlation		(556,161)	(1,081,951)
	Total with correlation		(370,211)	(716,571)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and banking portfolio	Exposures	12/31/2008 (*)
		Scenarios
Risk Factors	Risk of variation in:	I	II	III
Fixed rate	Fixed-rate in Reais	(5,490)	(1,309,233)	(2,511,212)
Foreign exchange coupons	Rates of foreign exchange coupons	41	(37,684)	(87,591)
Foreign currency	Exchange variation	(7,305)	(136,507)	(273,013)
Price indices	Rates of price indices coupons	(4,023)	(327,443)	(563,526)
Long-term interest rate	Rate of the TJLP coupon	121	(11,942)	(25,180)
Reference rate	Rate of TR coupon	396	(91,045)	(104,836)
Variable income	Share price	(4,505)	(112,643)	(225,287)
	Total without correlation		(2,026,496)	(3,790,645)
	Total with correlation		(1,407,396)	(2,654,574)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio of December 31, 2008, considering higher resulting losses per risk factor;

Scenario III: Shocks at approximately 50% in the portfolio of December 31, 2008, considering higher resulting losses per risk factor;

All derivative financial instruments engaged by ITAÚ UNIBANCO are shown in Note 7 h.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	140

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I- By type of operations and risk level

	With UNIBANCO										Without UNIBANCO
	12/31/2008										12/31/2008	12/31/2007
Risk Levels	AA	A	B	C	D	E	F	G	H	Total	Total	Total
Loan operations	48,022,581	59,047,249	28,634,899	8,960,265	5,300,991	2,316,285	1,474,967	718,003	4,350,938	158,826,178	106,861,009	73,507,512
Loans and discounted trade receivables	29,157,264	33,686,130	19,971,537	7,261,443	4,387,492	2,011,191	1,332,997	619,383	3,705,925	102,133,362	72,163,336	44,686,264
Financing	15,052,651	17,380,328	7,144,564	1,267,767	703,802	126,448	91,765	74,997	548,572	42,390,894	23,910,586	20,510,583
Farming and agribusiness financing	2,120,916	2,075,764	1,118,950	84,631	117,863	98,730	9,968	381	27,198	5,654,401	4,364,096	3,653,718
Real estate financing	1,691,750	5,905,027	399,848	346,424	91,834	79,916	40,237	23,242	69,243	8,647,521	6,422,991	4,656,947

Lease operations	1,759,398	38,228,893	5,981,010	1,937,547	696,433	340,911	254,399	206,898	692,266	50,097,755	40,464,804	28,502,174

Credit card operations	-	9,626,173	7,902,203	2,116,783	1,589,443	577,008	412,120	317,302	2,017,070	24,558,102	14,345,265	11,533,075

Advance on exchange contracts (1)	3,065,088	2,017,601	1,306,444	432,605	80,308	6,957	4,199	-	11,298	6,924,500	5,375,723	1,796,564

Other sundry receivables (2)	417,239	51,036	30,910	42,279	37,778	28,699	1,435	975	26,252	636,603	99,097	208,649

Total operations with credit granting characteristics	53,264,306	108,970,952	43,855,466	13,489,479	7,704,953	3,269,860	2,147,120	1,243,178	7,097,824	241,043,138	167,145,898	115,547,974
Endorsements and sureties (3)										30,895,002	13,513,184	12,041,444

Total endorsements and sureties	53,264,306	108,970,952	43,855,466	13,489,479	7,704,953	3,269,860	2,147,120	1,243,178	7,097,824	271,938,140	180,659,082	127,589,418
Total endorsements and sureties without UNIBANCO	31,189,882	77,020,686	32,767,940	10,603,700	5,937,843	2,440,423	1,461,704	892,002	4,831,718	167,145,898
Total – 12/31/2007	18,954,998	57,736,043	22,972,087	5,282,426	3,411,882	2,135,648	1,493,140	638,057	2,923,693	115,547,974
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	141

II - By maturity and risk level

	With UNIBANCO										Without UNIBANCO
	12/31/2008										12/31/2008	12/31/2007
	AA	A	B	C	D	E	F	G	H	Total	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,923,487	1,973,359	1,033,891	807,828	557,028	378,724	1,490,127	9,164,444	7,269,888	5,063,786
01 to 30	-	-	135,160	106,219	73,370	49,478	35,747	25,094	131,275	556,343	401,736	324,976
31 to 60	-	-	141,344	106,897	64,092	48,183	36,107	25,508	107,022	529,153	382,137	238,142
61 to 90	-	-	119,607	95,369	60,928	46,736	32,131	23,916	93,468	472,155	346,625	225,806
91 to 180	-	-	342,716	248,302	156,779	115,664	83,514	60,354	226,213	1,233,542	932,911	614,756
181 to 365	-	-	613,684	437,880	236,524	183,630	131,372	93,524	344,493	2,041,107	1,650,315	1,053,516
Over 365	-	-	1,570,976	978,692	442,198	364,137	238,157	150,328	587,656	4,332,144	3,556,164	2,606,590

Overdue installments	-	-	489,250	957,912	1,107,937	825,426	749,205	674,556	4,146,386	8,950,672	6,090,794	3,600,569
01 to 14	-	-	28,242	51,340	29,505	19,969	14,672	10,725	48,023	202,476	155,086	106,612
15 to 30	-	-	461,008	415,818	287,548	86,526	43,210	24,050	111,407	1,429,567	983,603	502,787
31 to 60	-	-	-	490,754	337,057	132,108	76,552	47,780	183,643	1,267,894	932,463	501,012
61 to 90	-	-	-	-	453,827	149,698	103,601	50,852	198,089	956,067	654,832	395,482
91 to 180	-	-	-	-	-	437,125	511,170	541,149	960,853	2,450,297	1,694,293	1,182,671
181 to 365	-	-	-	-	-	-	-	-	2,506,974	2,506,974	1,549,409	846,300
Over 365	-	-	-	-	-	-	-	-	137,397	137,397	121,108	65,705
SUBTOTAL	-	-	3,412,737	2,931,271	2,141,828	1,633,254	1,306,233	1,053,280	5,636,513	18,115,116	13,360,682	8,664,355
SPECIFIC ALLOWANCE	-	-	(34,127)	(87,938)	(214,183)	(489,976)	(653,116)	(737,296)	(5,636,513)	(7,853,150)	(5,463,411)	(3,400,177)
SUBTOTAL Without UNIBANCO	-	-	2,682,549	2,301,970	1,648,913	1,175,714	961,382	759,981	3,830,173	13,360,682
SUBTOTAL - 12/31/2007	-	-	1,977,638	1,242,985	979,522	884,105	857,671	571,141	2,151,293	8,664,355
	NON-OVERDUE OPERATIONS
Falling due installments	53,146,185	108,372,498	40,017,115	10,355,875	5,339,772	1,588,891	805,356	180,119	1,409,562	221,215,373	152,682,177	105,061,780
01 to 30	7,757,433	15,177,501	11,261,414	4,020,527	2,031,243	392,010	166,429	61,752	419,144	41,287,453	31,551,630	22,511,975
31 to 60	4,665,688	9,357,322	5,214,507	1,372,762	531,436	115,540	65,231	15,055	142,462	21,480,003	13,897,479	8,823,754
61 to 90	4,145,047	6,277,780	3,280,781	788,736	351,690	85,186	52,218	10,223	127,192	15,118,853	9,921,078	6,769,036
91 to 180	9,202,805	13,360,118	4,982,302	1,408,651	627,465	171,671	109,517	19,661	166,948	30,049,138	19,497,093	12,848,330
181 to 365	7,712,217	18,181,906	5,332,861	1,185,585	688,253	241,087	144,320	24,801	196,997	33,708,027	23,078,392	15,633,157
Over 365	19,662,995	46,017,871	9,945,250	1,579,614	1,109,685	583,397	267,641	48,627	356,819	79,571,899	54,736,505	38,475,528

Overdue up to 14 days	118,121	598,454	425,614	202,333	223,353	47,715	35,531	9,779	51,749	1,712,649	1,103,039	1,821,839
SUBTOTAL	53,264,306	108,970,952	40,442,729	10,558,208	5,563,125	1,636,606	840,887	189,898	1,461,311	222,928,022	153,785,216	106,883,619
GENERIC ALLOWANCE	-	(544,855)	(404,427)	(316,746)	(556,313)	(490,982)	(420,443)	(132,929)	(1,461,311)	(4,328,005)	(3,080,366)	(2,375,483)
SUBTOTAL Without UNIBANCO	31,189,882	77,020,686	30,085,391	8,301,730	4,288,930	1,264,709	500,322	132,021	1,001,545	153,785,216
SUBTOTAL - 12/31/2007	18,954,998	57,736,043	20,994,449	4,039,441	2,432,360	1,251,543	635,469	66,916	772,400	106,883,619
TOTAL	53,264,306	108,970,952	43,855,466	13,489,479	7,704,953	3,269,860	2,147,120	1,243,178	7,097,824	241,043,138	167,145,898	115,547,974
EXISTING ALLOWANCE	(2,445,500)	(1,078,812)	(1,311,278)	(1,347,599)	(2,310,715)	(1,634,603)	(1,502,768)	(1,243,054)	(7,097,824)	(19,972,155)	(13,911,777)	(7,925,660)
Minimum allowance required (3)	-	(544,855)	(438,555)	(404,684)	(770,495)	(980,958)	(1,073,559)	(870,225)	(7,097,824)	(12,181,155)	(8,543,777)	(5,775,660)
Additional allowance (4)	(2,445,500)	(533,958)	(872,724)	(942,915)	(1,540,220)	(653,645)	(429,209)	(372,829)	-	(7,791,000)	(5,368,000)	(2,150,000)
TOTAL Without UNIBANCO	31,189,882	77,020,686	32,767,940	10,603,700	5,937,843	2,440,423	1,461,704	892,002	4,831,718	167,145,898
EXISTING ALLOWANCE	(1,362,797)	(762,505)	(979,761)	(1,059,310)	(1,780,759)	(1,219,967)	(1,023,047)	(891,913)	(4,831,718)	(13,911,777)
Minimum allowance required (3)	-	(385,103)	(327,679)	(318,111)	(593,784)	(732,127)	(730,852)	(624,401)	(4,831,718)	(8,543,777)
Additional allowance (4)	(1,362,797)	(377,401)	(652,082)	(741,199)	(1,186,975)	(487,841)	(292,195)	(267,511)	-	(5,368,000)
TOTAL 12/31/2007	18,954,998	57,736,043	22,972,087	5,282,426	3,411,882	2,135,648	1,493,140	638,057	2,923,693	115,547,974
EXISTING ALLOWANCE	-	(288,680)	(411,696)	(527,715)	(1,023,223)	(1,067,611)	(1,045,049)	(637,993)	(2,923,693)	(7,925,660)
Minimum allowance required (3)	-	(288,680)	(229,721)	(158,473)	(341,188)	(640,695)	(746,570)	(446,640)	(2,923,693)	(5,775,660)
Additional allowance (4)	-	-	(181,975)	(369,242)	(682,035)	(426,916)	(298,479)	(191,353)	-	(2,150,000)
(1)	Operations with overdue installments for mone than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 10,832,610 With UNIBANCO and R$ 7,700,676 Without UNIBANCO (R$ 5,054,755 at 12/31/2007);
(3)
The policy of not using “AA” ratings for individuals was maintained. As a consequence, all loan operations with clients classified in this segment are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	142

III - By business sector

	With UNIBANCO		Without UNIBANCO
	12/31/2008%		12/31/2008%		12/31/2007%

PUBLIC SECTOR	1,801,908	0.7	773,401	0.5	865,535	0.7
Generation, transmission and distribution of electric energy	890,146	0.4	344,133	0.2	505,936	0.4
Chemical and petrochemical	217,496	0.1	130,880	0.1	169,912	0.1
Other	694,266	0.3	298,388	0.2	189,687	0.2
PRIVATE SECTOR	239,241,230	99.3	166,372,497	99.5	114,682,439	99.3
COMPANY	136,651,366	56.7	89,458,506	53.5	54,298,586	47.0
INDUSTRY AND COMMERCE	74,210,395	30.8	51,499,719	30.8	29,694,155	25.7
Food and beverages	11,953,049	5.0	8,244,285	4.9	4,687,288	4.1
Autoparts and accessories	2,500,378	1.0	1,939,650	1.2	1,073,793	0.9
Agribusiness capital assets	554,990	0.2	482,471	0.3	317,776	0.3
Industrial capital assets	3,557,210	1.5	2,289,395	1.4	1,226,020	1.1
Pulp and paper	1,565,964	0.6	1,166,921	0.7	780,827	0.7
Distribution of fuels	1,683,382	0.7	954,427	0.6	560,020	0.5
Electrical and electronic	5,542,857	2.3	3,986,600	2.4	2,437,514	2.1
Pharmaceuticals	1,660,130	0.7	1,291,484	0.8	950,639	0.8
Fertilizers, insecticides and crop protection	2,873,896	1.2	2,020,637	1.2	1,284,778	1.1
Tobacco	825,931	0.3	311,230	0.2	335,819	0.3
Import and export	2,302,803	1.0	1,831,964	1.1	939,207	0.8
Hospital care materials and equipment	560,504	0.2	464,469	0.3	239,319	0.2
Construction material	3,216,443	1.3	1,543,135	0.9	810,207	0.7
Steel and metallurgy	9,066,428	3.8	5,772,508	3.5	2,836,326	2.5
Wood and furniture	2,390,941	1.0	1,937,108	1.2	1,058,955	0.9
Chemical and petrochemical	6,011,979	2.5	4,677,529	2.8	2,696,654	2.3
Supermarkets	786,604	0.3	421,489	0.3	193,714	0.2
Light and heavy vehicles	4,999,172	2.1	3,659,410	2.2	2,009,915	1.7
Clothing	4,888,594	2.0	3,431,533	2.1	2,075,240	1.8
Other - Commerce	3,783,541	1.6	2,198,676	1.3	1,603,628	1.4
Other - industry	3,485,599	1.4	2,874,798	1.7	1,576,516	1.4
SERVICES	43,918,591	18.2	27,731,862	16.6	17,681,307	15.3
Heavy construction (Constructors)	2,528,501	1.0	1,817,460	1.1	953,177	0.8
Financial	6,063,858	2.5	3,615,199	2.2	2,050,258	1.8
Generation, transmission and distribution of electric energy	5,021,146	2.1	2,698,620	1.6	2,073,433	1.8
Holding company	3,023,875	1.3	2,091,460	1.3	1,218,812	1.1
Real estate agents	5,177,664	2.1	3,796,448	2.3	2,611,241	2.3
Media	2,085,661	0.9	1,582,640	0.9	1,270,333	1.1
Service companies	2,667,734	1.1	1,729,279	1.0	1,146,609	1.0
Health care	1,118,782	0.5	557,511	0.3	379,174	0.3
Telecommunications	1,954,207	0.8	969,514	0.6	625,320	0.5
Transportation	8,434,358	3.5	4,142,484	2.5	2,460,324	2.1
Other services	5,842,805	2.4	4,731,247	2.8	2,892,626	2.5
PRIMARY SECTOR	14,822,680	6.1	8,441,694	5.1	5,532,813	4.8
Agribusiness	12,876,778	5.3	6,832,542	4.1	4,546,131	3.9
Mining	1,945,902	0.8	1,609,152	1.0	986,682	0.9
OTHER COMPANIES	3,699,700	1.5	1,785,231	1.1	1,390,311	1.2
INDIVIDUALS	102,589,864	42.6	76,913,991	46.0	60,383,853	52.3
Credit cards	24,306,846	10.1	14,118,495	8.4	11,351,898	9.8
Consumer loans/overdraft	23,730,991	9.8	17,237,591	10.3	15,236,772	13.2
Real estate financing	6,698,271	2.8	5,442,425	3.3	4,184,602	3.6
Vehicles	47,853,756	19.9	40,115,480	24.0	29,610,581	25.6

GRAND TOTAL	241,043,138	100.0	167,145,898	100.0	115,547,974	100.0

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	143

b)	Credit concentration

	With UNIBANCO		Without UNIBANCO
	12/31/2008		12/31/2008		12/31/2007
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total	Risk	% of Total
Largest debtor	4,020,492	1.5	1,518,111	0.8	1,399,774	1.1
20 largest debtors	26,102,089	9.6	13,557,983	7.5	9,228,895	7.2
50 largest debtors	43,525,881	16.0	22,494,297	12.4	15,770,455	12.4
100 largest debtors	59,436,066	21.8	31,632,520	17.5	21,957,718	17.2

	With UNIBANCO		Without UNIBANCO
Loan, lease and other credit operations	12/31/2008		12/31/2008		12/31/2007
and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total	Risk	% of Total
Largest debtor	7,950,623	2.5	3,950,689	1.9	1,404,737	1.0
20 largest debtors	44,192,721	14.0	25,735,925	12.3	14,879,896	10.3
50 largest debtors	69,383,770	22.0	38,139,699	18.2	24,403,844	16.9
100 largest debtors	90,844,640	28.8	50,638,220	24.2	33,102,327	22.9
(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Opening balance	(7,925,660)	(7,925,660)	(7,430,684)
Balance arising from the acquisition of BKB in Chile/Uruguay	-	-	(131,077)
Balance arising from ITAÚ UNIBANCO merger on 09/30/2008	(4,394,655)	-	-
Net increase for the period	(14,330,381)	(12,140,175)	(6,563,386)
Minimum required by Resolution No.2,682/99	(9,666,381)	(8,922,175)	(6,113,386)
Additional	(4,664,000)	(3,218,000)	(450,000)
Write-Off	6,678,541	6,154,058	6,199,487
Closing balance	(19,972,155)	(13,911,777)	(7,925,660)
Specific allowance (1)	(7,853,150)	(5,463,411)	(3,400,177)
Generic allowance (1)	(4,328,005)	(3,080,366)	(2,375,483)
Additional allowance (3)	(7,791,000)	(5,368,000)	(2,150,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
Refers to the additional provision to the minimum percentage required by CMN Resolution No. 2,682, of December 21, 1999, recognized within the prudential criteria by Management and in conformity the good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal in the economy cycle, quantified in view of the historic performance of loan portfolios in economy crisis situations.

Historically ITAÚ UNIBANCO recognized an additional provision based on the view that the level of provision has the required soundness to absorb possible increases in default foreseen in historic scenarios of losses incurred. In the period, taking into account the economic scenario and the uncertainties associated thereto, the criteria for recognition of an additional provision for credit risks were reviewed, by incorporating a portion related to risks associated to a more pessimistic scenario for the 2009/2010 period, not yet fully covered by the historic scenarios noted in the recent past.

Note: The specific and generic allowances reflect the effects of the supplementary allowance totaling R$ 443,634 in ITAÚ UNIBANCO CONSOLIDATED With UNIBANCO and R$ 392,912 Without UNIBANCO (R$ 292,235 at 12/31/2007) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682 of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based on the overdue amounts.

At 12/31/2008, the balance of the provision in relation to the loan portfólio is equivalent to 8.3% at ITAÚ UNIBANCO CONSOLIDATED With UNIBANCO and Without UNIBANCO (6.9% at 12/31/2007).

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	144

d)	Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Net increase	(14,330,381)	(12,140,175)	(6,563,386)
Recoveries	1,339,166	1,261,960	1,068,491
Result of allowance for loan losses	(12,991,215)	(10,878,215)	(5,494,895)

II - Renegotiated credits

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Renegotiated credits	5,141,604	3,639,098	2,927,769
Allowance for loan losses	(2,498,465)	(1,862,815)	(1,524,855)
(%)	48.6	51.2	52.1

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	145

e)	Credit assignments

Until September 30, 2008, credit assignments without joint liability were carried out with the subsidiary Itaú Cia. Securitizadora de Créditos Financeiros related to those operations with remote chances of recoverability, according to management. This portfolio, in the amount of R$ 2,708,686, fully provided for, was realized for the amount of R$ 436,069, in accordance with the appraisal report, in conformity with CMN Resolution No. 2,836, of 05/30/2001. The operation did not affect the consolidated result.

f)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2.921, of January 1, 2002.

	With and without UNIBANCO
	12/31/2008					01/01 to 12/31/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	Income (Expenses)
Restricted operations on assets
Loan operations	5,293	260,724	65,046	19,397	350,460	104,366
Restricted operations on assets
Liabilities from restricted operations on assets	5,297	260,697	65,046	19,397	350,438	(102,426)
Net revenue from restricted operations						1,940

At December 31, 2008, there were no default operations.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	146

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
ASSETS – OTHER RECEIVABLES	51,828,678	43,425,138	18,769,814
Exchange purchase pending settlement – foreign currency	32,807,238	28,216,638	9,941,536
Bills of exchange and term documents – foreign currency	110	110	437
Exchange sale rights – local currency	19,427,799	15,483,300	8,948,511
(-) Advances received – local currency	(406,469)	(274,910)	(120,670)
LIABILITIES – OTHER LIABILITIES (Note 2a)	50,761,162	42,630,853	18,917,568
Exchange sales pending settlement – foreign currency	30,493,898	26,126,123	8,595,205
Liabilities from purchase of foreign currency – local currency	20,261,880	16,499,653	10,319,481
Other	5,384	5,077	2,882
MEMORANDUM ACCOUNTS	512,633	230,446	278,910
Outstanding import credits – foreign currency	474,699	200,455	242,097
Confirmed export credits – foreign currency	37,934	29,991	36,813

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	147

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDINGS

a)	Summary

	With UNIBANCO							Without UNIBANCO
	12/31/2008							12/31/2008		12/31/2007
	0-30	31-180	181-365	Over 365	Total		%	Total	%	Total	%
Deposits	92,038,647	20,667,431	12,621,518	80,861,802	206,189,398		49.0	150,673,366	51.3	81,592,177	44.3
Deposits received under securities repurchase agreements	67,820,018	12,531,864	5,969,903	38,036,677	124,358,462		29.6	91,005,987	31.0	64,733,118	35.0
Funds from acceptance and issuance of securities	2,017,047	6,132,323	2,695,289	8,750,986	19,595,645		4.7	11,103,086	3.8	8,371,108	4.5
Borrowings and onlending	2,914,366	12,059,548	8,493,932	19,168,570	42,636,416		10.2	24,061,578	8.2	16,800,167	9.1
Securization of foreign payment orders	-	68,334	147,166	3,613,233	3,828,733		0.9	1,423,860	0.5	1,109,575	0.6
Subordinated debt	-	60,522	1,200,889	22,133,780	23,395,191	(*)	5.6	15,203,746	5.2	12,083,125	6.5
TOTAL With UNIBANCO	164,790,078	51,520,022	31,128,697	172,565,048	420,003,845			293,471,623		184,689,270
% per maturity term	39.2	12.3	7.4	41.1
TOTAL Without UNIBANCO	123,382,970	37,061,010	20,696,705	112,330,938	293,471,623
% per maturity term	42.0	12.6	7.1	38.3
TOTAL - 12/31/2007	88,777,120	23,266,260	17,247,625	55,398,265	184,689,270
% per maturity term	48.1	12.6	9.3	30.0
(*) Includes R$ 930,575 (R$ 707,842 at 12/31/2007) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b)	Deposits

	With UNIBANCO						Without UNIBANCO
	12/31/2008						12/31/2008		12/31/2007
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Demand deposits	26,932,947	-	-	-	26,932,947	13.0	22,912,097	15.1	26,729,041	32.8
Savings accounts	39,296,239	-	-	-	39,296,239	19.1	31,896,263	21.2	27,989,905	34.3
Interbank	631,119	1,276,725	610,115	403,176	2,921,135	1.4	2,042,209	1.4	1,615,904	2.0
Time deposits	24,040,135	19,390,706	12,011,403	80,458,626	135,900,870	65.9	92,757,664	61.6	23,852,369	29.2
Other deposits	1,138,207	-	-	-	1,138,207	0.6	1,065,133	0.7	1,404,958	1.7
TOTAL With UNIBANCO	92,038,647	20,667,431	12,621,518	80,861,802	206,189,398		150,673,366		81,592,177
% per maturity term	44.7	10.0	6.1	39.2
TOTAL Without UNIBANCO	72,145,145	15,525,190	9,062,075	53,940,956	150,673,366
% per maturity term	47.9	10.3	6.0	35.8
TOTAL - 12/31/2007	64,072,761	6,780,875	4,074,623	6,663,918	81,592,177
% per maturity term	78.5	8.3	5.0	8.2

At December 31, 2008, ITAÚ UNIBANCO’s portfolio is composed of Interbank Deposits in the amount of R$ 345,997 maturing over 365 days.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	148

c)	Deposits received under securities repurchase agreements

	With UNIBANCO						Without UNIBANCO
	12/31/2008						12/31/2008		12/31/2007
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%	Total	%
Own portfolio	5,528,064	11,384,001	5,969,617	37,862,401	60,744,083	48.8	44,042,752	48.4	43,381,242	67.0
Government securities	770,809	898,602	265,922	204,867	2,140,200	1.7	1,893,805	2.1	405,867	0.6
Private securities	876,047	1,154,957	1,496,698	10,396,490	13,924,192	11.2	-	0.0	443,433	0.7
Own issue	1,882,216	8,946,065	4,181,565	26,829,136	41,838,982	33.6	40,968,900	45.0	41,140,452	63.6
Foreign	1,998,992	384,377	25,432	431,908	2,840,709	2.3	1,180,047	1.3	1,391,490	2.1
Third-party portfolio	62,291,954	57,654	286	174,276	62,524,170	50.3	45,873,026	50.4	20,995,361	32.4
Free portfolio	-	1,090,209	-	-	1,090,209	0.9	1,090,209	1.2	356,515	0.6
TOTAL With UNIBANCO	67,820,018	12,531,864	5,969,903	38,036,677	124,358,462		91,005,987		64,733,118
% per maturity term	54.5	10.1	4.8	30.6
TOTAL Without UNIBANCO	48,914,225	10,217,664	4,278,108	27,595,990	91,005,987
% per maturity term	53.8	11.2	4.7	30.3
TOTAL - 12/31/2007	22,852,266	7,500,406	8,520,600	25,859,846	64,733,118
% per maturity term	35.3	11.6	13.2	39.9

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	149

d)	Funds from acceptance and issuance of securities

	With UNIBANCO						Without UNIBANCO
	12/31/2008						12/31/2008		12/31/2007
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	1,503,933	4,377,815	1,776,945	1,353,874	9,012,567	46.0	3,704,051	33.4	1,189,243	14.2
DEBENTURES	3,302	120,587	3,600	3,462,376	3,589,865	18.3	2,092,800	18.8	3,729,892	44.6
FOREIGN BORROWINGS AND SECURITIES	509,812	1,633,921	914,744	3,934,736	6,993,213	35.7	5,306,235	47.8	3,451,973	41.2
Trade Related – Issued abroad - Structure Note Issued	86,175	57,616	36,711	205,346	385,848	2.0	385,848	3.5	759,911	9.1
Issued abroad – Structure Note Issued	86,175	57,616	36,711	205,346	385,848	2.0	385,848	3.5	759,911	9.1
Non-trade Related	423,637	1,576,304	878,033	3,729,390	6,607,365	33.7	4,920,387	44.3	2,692,062	32.1
Issued in Brazil - Fixed Rate Notes	-	-	-	-	-	-	-	-	2,013	0.0
Issued abroad	423,637	1,576,304	878,033	3,729,390	6,607,365	33.7	4,920,387	44.3	2,690,049	32.1
Brazil Risk Note Programme	13,707	350,086	155,868	1,395,456	1,915,117	9.7	1,915,118	17.2	811,488	9.7
Euro Certificates of Deposits	186,122	15,384	303,819	7,417	512,743	2.6	512,743	4.6	145,104	1.7
Euro Medium Term Note Programme	9,410	5,884	67,421	2,242	84,957	0.4	84,957	0.8	15,053	0.2
Euro Bonds	206,561	998,375	215,770	256,358	1,677,064	8.6	-	-	-	-
Euronotes	-	-	-	-	-	-	-	-	208,307	2.5
Fixed Rate Notes	4,305	111,083	66,036	1,739,556	1,920,981	9.8	1,920,981	17.3	1,506,847	18.0
Paper	-	7,580	467	1,869	9,916	0.1	-	-	-	-
Other	3,531	87,913	68,652	326,492	486,588	2.5	486,588	4.4	3,250	-
TOTAL With UNIBANCO	2,017,047	6,132,323	2,695,289	8,750,986	19,595,645		11,103,086		8,371,108
% per maturity term	10.3	31.3	13.8	44.6
TOTAL Without UNIBANCO	802,370	2,888,707	1,197,743	6,214,266	11,103,086
% per maturity term	7.2	26.0	10.8	56.0
TOTAL - 12/31/2007	434,792	2,295,219	304,786	5,336,311	8,371,108
% per maturity term	5.3	27.4	3.6	63.7

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	150

e) Borrowings and onlending

	With UNIBANCO						Without UNIBANCO
	12/31/2008						12/31/2008		12/31/2007
	0-30	31-180	181-365	Over 365	Total	%	Total	%	Total	%
BORROWING	2,409,031	9,651,609	5,904,131	6,215,726	24,180,497	56.7	16,296,722	67.7	10,682,741	63.6
Domestic	176,933	63,059	12,076	11,990	264,058	0.6	118,441	0.5	252,669	1.5
Foreign (*)	2,232,098	9,588,550	5,892,055	6,203,736	23,916,439	56.1	16,178,281	67.2	10,399,150	61.9
Assumption of obligations	-	-	-	-	-	-	-	0.0	30,922	0.2
ONLENDING	505,335	2,407,939	2,589,801	12,952,844	18,455,919	43.3	7,764,856	32.3	6,117,426	36.4
Domestic – official institutions	490,317	2,395,876	2,571,312	12,621,347	18,078,852	42.4	7,393,041	30.8	5,473,157	32.6
BNDES	210,428	887,712	1,034,526	6,411,998	8,544,664	20.0	3,848,570	16.0	2,849,012	17.0
FINAME	263,270	1,305,687	1,489,987	5,849,642	8,908,586	20.9	3,241,282	13.5	2,490,791	14.8
Other	16,619	202,477	46,799	359,707	625,602	1.5	303,189	1.3	133,354	0.8
Foreign	15,018	12,063	18,489	331,497	377,067	0.9	371,815	1.5	644,269	3.8
TOTAL With UNIBANCO	2,914,366	12,059,548	8,493,932	19,168,570	42,636,416		24,061,578		16,800,167
% per maturity term	6.8	28.3	19.9	45.0
TOTAL Without UNIBANCO	1,521,230	8,319,579	5,198,421	9,022,348	24,061,578
% per maturity term	6.3	34.6	21.6	37.5
TOTAL - 12/31/2007	1,417,301	5,140,832	3,653,517	6,588,517	16,800,167
% per maturity term	8.5	30.6	21.7	39.2
(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	151

f) Securitization of foreign payment orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	With UNIBANCO					Without UNIBANCO
	12/31/2008					12/31/2008		12/31/2007
	31-180	181-365	Over 365	Total	%	Total	%	Total	%
TOTAL With UNIBANCO	68,334	147,166	3,613,233	3,828,733	100.0	1,423,860	100.0	1,109,575	100.0
% per maturity term	1.8	3.8	94.4
TOTAL Without UNIBANCO	68,334	110,358	1,245,168	1,423,860
% per maturity term	4.8	7.8	87.4
TOTAL - 12/31/2007	72,228	94,099	943,248	1,109,575
% per maturity term	6.5	8.5	85.0

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	152

g) Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,532, of January 31, 2008, is as follows:

	With UNIBANCO					Without UNIBANCO
	31/12/2008					12/31/2008		12/31/2007
	31-180	181-365	Over 365	Total	%	Total	%	Total	%
CDB	2,308	1,200,889	18,277,559	19,480,756	83.3	12,930,893	85.1	9,963,119	82.5
Debentures	-	-	-	-	-	-	-	620,600	5.1
Euronotes	27,262	-	1,166,525	1,193,787	5.1	1,193,787	7.9	791,564	6.6
Bonds	-	-	148,491	148,491	0.6	148,491	1.0	-	-
Eurobonds	18,987	-	1,622,595	1,641,582	7.0	-	-	-	-
TOTAL OTHER LIABILITIES	48,556	1,200,889	21,215,171	22,464,616		14,273,171		11,375,283
Redeemable preferred shares	11,966	-	918,609	930,575	4.0	930,575	6.0	707,842	5.8
GRAND TOTAL With UNIBANCO	60,522	1,200,889	22,133,780	23,395,191		15,203,746		12,083,125
% per maturity term	0.3	5.1	94.6
GRAND TOTAL Without UNIBANCO	41,536	850,000	14,312,210	15,203,746
% per maturity term	0.3	5.6	94.1
TOTAL - 12/31/2007	1,476,700	600,000	10,006,425	12,083,125
% per maturity term	12.2	5.0	82.8

Description

Name of Security	Issue	Maturity	Return p.a.	Principal (R$)

Subordinated CDB	December 2002	December 2009	CDI + 0.87%	850,000
Subordinated CDB	March 2007	April 2012	103.5% + CDI	5,000,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB	November 2008	October 2014	112% +CDI	1,000,000
Subordinated CDB (1)	December 2002	December 2012	102.25% of CDI	220,000
Subordinated CDB (2)	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB (3)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated CDB (4)	May 2007	May 2012	103.9% of CDI	1,406,000
Subordinated CDB (4)	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB (4)	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB (4)	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB (4)	October 2007	October 2012	IGPM + 7.33%	290,850
Subordinated CDB (4)	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB (4)	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB (4)	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB (4)	December 2007	December 2014	CDI + 0.60%	10,000
Subordinated CDB (4)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB (4)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38,000
Subordinated CDB (4)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10,400
Subordinated CDB (4)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400,000
Subordinated credit facility (5)	December 2004	December 2009	2.00%	350,550
Subordinated Euronotes	2nd quarter of 2001	August 2011	10.0%	457,465
Subordinated Euronotes	August 2001	August 2011	4.25%	625,008
Subordinated Bonds	April 2008	October 2031	3.50%	64,555
Subordinated Bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Step-up subordinated callable notes (6)	December 2003	December 2013	7.375%	467,400
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (7)	July 2005	Not determined	8.70%	1,186,008
Preferred shares	December 2002	March 2015	1.25%	1,388,841

(1)	Subordinated CDBs may be redeemed from December 2007.
(2)	Subordinated CDBs may be redeemed from November 2008.
(3)	Subordinated CDBs may be redeemed from November 2011.
(4)	Subordinated CDBs may not be redeemed in advance
(5)	The debt may not be redeemed in advance. The return is calculated by using the Libor rate plus 2%, adjusted every six-month period.
(6)	The debt may not be fully redeemed in December 2008 or at each subsequent interest payment. The return from the fifth year will stand at 9.375%p.a.
(7)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	153

NOTE 11 – INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the Technical Provisions

	INSURANCE			LIFE INSURANCE AND PENSION PLAN			CAPITALIZATION			TOTAL
	With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007
Mathematical provision of benefits to be granted and benefits	34,866	7,237	6,745	33,678,031	24,467,187	20,116,639	-	-	-	33,712,897	24,474,424	20,123,384
Unearned premiums	1,818,138	980,615	850,653	324,376	324,375	270,307	-	-	-	2,142,514	1,304,990	1,120,960
Mathematical provision for redemptions	-	-	-	-	-	-	2,031,907	1,159,445	1,075,630	2,031,907	1,159,445	1,075,630
Raffle contingency	-	-	-	-	-	-	41,294	29,548	43,761	41,294	29,548	43,761
Unsettled claims (1)	1,300,804	724,529	543,315	90,922	77,759	77,606	-	-	-	1,391,726	802,288	620,921
Financial surplus	2,042	2,042	1,802	374,296	332,625	322,931	-	-	-	376,338	334,667	324,733
IBNR (1)	440,326	216,368	146,288	50,038	40,064	27,864	-	-	-	490,364	256,432	174,152
Financial variation	528	-	-	112,876	106,963	94,475	-	-	-	113,404	106,963	94,475
Premium deficiency	125,040	104,570	75,186	70,851	68,850	12,373	-	-	-	195,891	173,420	87,559
Health care (2)	59,032	59,032	44,090	-	-	-	-	-	-	59,032	59,032	44,090
Other (1)	66,008	45,538	31,096	70,851	68,850	12,373		-	-	136,859	114,388	43,469
Insufficient contribution (1)	-	-	-	370,488	153,351	60,532	-	-	-	370,488	153,351	60,532
Other (1)	486,455	20,966	18,483	194,894	127,145	79,923	25,371	6,620	7,586	706,720	154,731	105,992
TOTAL	4,208,199	2,056,327	1,642,472	35,266,772	25,698,319	21,062,650	2,098,572	1,195,613	1,126,977	41,573,543	28,950,259	23,832,099
(1)
Adjustments to technical provisions for insurance and pension plan arising from the Merger of ITAÚ and UNIBANCO totaled R$ 291,937 in ITAÚ UNIBANCO Consolidated and R$ 263,648 without UNIBANCO, as follows: IBNR amounting to R$ 22,531, Provision for unsettled claims amounting to R$ 86,752, Provision for premium deficiency amounting to R$ 55,204, Provision for contribution deficiency amounting to R$ 99,000, and Provision for administrative expenses amounting to R$ 28,450.

(2)
The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	154

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE			LIFE INSURANCE AND PENSION PLAN			CAPITALIZATION			TOTAL
	With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007
Interbank investments – Money market	565,181	565,181	401,901	839,396	839,396	300,366	761,002	761,002	444,315	2,165,579	2,165,579	1,146,582
Securities and derivative financial instruments	2,697,767	1,117,202	969,897	33,894,248	24,606,803	20,554,127	1,377,653	457,026	701,617	37,969,668	26,181,031	22,225,641
PGBL/VGBL fund quotas (1)	-	-	-	30,023,746	22,832,327	18,664,004	-	-	-	30,023,746	22,832,327	18,664,004
Other	2,697,767	1,117,202	969,897	3,870,502	1,774,476	1,890,123	1,377,653	457,026	701,617	7,945,922	3,348,704	3,561,637
Government	1,711,911	674,767	337,160	2,827,666	934,157	886,036	743,440	205,056	22,005	5,283,017	1,813,980	1,245,201
Private	985,856	442,435	632,737	1,042,836	840,319	1,004,087	634,213	251,970	679,612	2,662,905	1,534,724	2,316,436
Credit rights (2)	1,746,230	355,007	263,500	277,991	277,991	229,844	-	-	-	2,024,221	632,998	493,344
Escrow deposit for claims	34,610	34,031	-	92,568	-	-	-	-	-	127,178	34,031	-
TOTAL	5,043,788	2,071,421	1,635,298	35,104,203	25,724,190	21,084,337	2,138,655	1,218,028	1,145,932	42,286,646	29,013,639	23,865,567
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customers’ responsibility, is recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account.

(2)	Recorded under Other receivables – Insurance premiums receivable.

c) Results of Operations

	INSURANCE			LIFE INSURANCE AND PENSION PLAN			CAPITALIZATION			TOTAL
	With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2007
Income from financial operations	201,530	146,064	150,194	219,462	186,540	145,678	58,967	44,239	73,797	479,959	376,843	369,669
Financial income from insurance, pension plan and capitalization	239,549	165,529	150,611	1,924,709	1,764,269	1,908,384	157,118	126,978	151,275	2,321,376	2,056,776	2,210,270
Financial expenses from insurance, pension plan and capitalization	(38,019)	(19,465)	(417)	(1,705,247)	(1,577,729)	(1,762,706)	(98,151)	(82,739)	(77,478)	(1,841,417)	(1,679,933)	(1,840,601)
Results of operations from insurance, pension plan and capitalization	621,658	473,903	552,977	304,828	282,700	396,289	380,755	316,497	269,677	1,307,241	1,073,100	1,218,943
Adjustments arising from ITAÚ UNIBANCO merger (Note 11a)	(136,621)	(108,332)	-	(155,316)	(155,316)	-	-	-	-	(291,937)	(263,648)	-
Recurring result of operations	758,279	582,235	552,977	460,144	438,016	396,289	380,755	316,497	269,677	1,599,178	1,336,748	1,218,943
Premiums and contributions	3,378,251	2,525,769	2,274,890	6,934,549	6,320,259	5,555,749	1,352,494	1,048,868	882,003	11,665,294	9,894,896	8,712,642
Changes in technical provisions	(181,322)	(156,017)	(82,562)	(6,239,142)	(5,651,291)	(4,964,828)	(715,222)	(706,413)	(588,537)	(7,135,686)	(6,513,721)	(5,635,927)
Expenses for claims	(1,781,787)	(1,422,147)	(1,259,192)	(190,128)	(184,749)	(161,653)	-	-	-	(1,971,915)	(1,606,896)	(1,420,845)
Selling expenses	(640,097)	(364,060)	(366,612)	(33,781)	(29,963)	(28,888)	(6,660)	(2,905)	(1,606)	(680,538)	(396,928)	(397,106)
Expenses for benefits and raffles	-	-	-	(10,135)	(9,593)	(6,780)	(255,612)	(22,286)	(18,562)	(265,747)	(31,879)	(25,342)
Other revenues and expenses	(16,766)	(1,310)	(13,547)	(1,219)	(6,647)	2,689	5,755	(767)	(3,621)	(12,230)	(8,724)	(14,479)
TOTAL	823,188	619,967	703,171	524,290	469,240	541,967	439,722	360,736	343,474	1,787,200	1,449,943	1,588,612

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	155

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: quantified upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other risks: calculated mainly based on the assessment of credit risk on joint obligations.

-
Contingencies classified as probable: are recognized in the accounting books and comprise Civil Lawsuits demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages; Labor Claims seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other; Tax and Social Security represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes; and Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	With Unibanco					Without Unibanco
	01/01 to 12/31/2008					01/01 to 12/31/2008	01/01 to 12/31/2007
Change in provision for contingent liabilities	Civil	Labor	Tax and social security	Other	Total	Total	Total
Opening balance	1,272,721	1,756,459	529,256	97,489	3,655,925	3,655,925	2,905,185
Balance arising from ITAÚ UNIBANCO merger at 09/30/2008	580,765	898,363	1,054,191	2,385	2,535,704	-	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(44,633)	(601,484)	(10,174)	-	(656,291)	(656,291)	(578,233)
Subtotal	1,808,853	2,053,338	1,573,273	99,874	5,535,338	2,999,634	2,326,952
Changes in the period reflected in results (Notes 13f and 13i)	897,556	666,272	1,245,111	92,184	2,901,123	2,672,043	1,406,532
Restatements/Charges	53,051	66,461	308,844	-	428,356	377,476	196,197
Increase	973,228	739,562	956,428	92,184	2,761,402	2,426,806	1,464,347
Write-offs through reversal	(128,723)	(139,751)	(20,161)	-	(288,635)	(273,282)	(254,012)
Paymentsl	(662,877)	(327,563)	(28,296)	-	(1,018,736)	(834,190)	(696,049)
Subtotal	2,043,532	2,392,047	2,790,088	192,058	7,417,725	4,837,487	3,037,435
(+) Contingencies guaranteed by indemnity clause (Note 4n I)	125,528	551,139	15,784	-	692,451	692,451	618,490
Closing Balance with UNIBANCO (Note 13c)	2,169,060	2,943,186	2,805,872	192,058	8,110,176	-	-
Closing Balance without UNIBANCO (Note 13c)	1,525,226	1,992,356	1,681,640	189,673	5,388,895	5,388,895	3,655,925
Escrow deposits with UNIBANCO at 12/31/2008 (Note 13a)	829,074	1,273,188	454,212	-	2,556,474	-
Escrow deposits without UNIBANCO at 12/31/2008 (Note 13a)	705,294	883,971	286,237	-	1,875,502	1,875,502
Escrow deposits at 12/31/2007 (Note 13a)	470,730	1,073,416	322,480	-	1,866,626	1,866,626

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	156

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil Lawsuits amounting to R$ 204,773 in ITAÚ UNIBANCO CONSOLIDATED With and Without UNIBANCO and Tax and Social Security Lawsuits amounting to R$ 2,419,036 With UNIBANCO and R$ 961,927 Without UNIBANCO, and the principal characteristics of these lawsuits are described below:

•	Deductibility of goodwill in purchase of investments – R$ 192,190: assessment notices that discuss the deduction of goodwill of merged companies;

•	Deductibility of losses in receipt of loans - R$ 171,208: assessment notice issued because inspection authorities understood that discounts granted in renegotiation are nondeductible;

•
Levy of social security contributions on non-compensatory amounts – R$ 160,802: administrative and court discussion on the portions that, according to the company’s understanding, are not part of contribution salary for social security tax purposes;

•
IRPJ/PDD (income tax/allowance for loan losses) - R$ 159,936: reject the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the IN No. 76/87 and CMN Resolution No. 1,748, of August 31, 1990 The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal; however, the judgment by the Federal Regional Court of the 3rd Region is pending;

•
ISS – Banking institutions – R$ 294,917: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending;

•
Dismissal of offset request – R$ 135,112: Offset requests which were not validated due to formal issues or alleged lack of evidence of credit liquidity. Issue discussed in the administrative level, in which the company stated its defense and exhibited documentation evidencing credit liquidity;

•
Assessment notices about the Declaration of Federal Contributions and Taxes (DCTF) – R$ 131,542: electronic assessment notices issued by the Federal Revenue Service challenged at the administrative level, in which the submitted documentation is being analyzed;

•
Apportionment of Net Assets by Book Value – R$ 125,082: refers to the tax assessment notice issued due to the deduction of capital loss computed in the winding-up and liquidation of investments. Awaiting Court’s decision;

•	Criteria for taxation of income abroad - R$ 67,611: assessment notices on which inspection authorities are discussing the criteria for determining tax basis and taxable event;

•
Offset of tax loss of companies merged without the 30% limitation – R$ 64,223: assessment notice which discusses the application of a 30% limit when offsetting tax loss carryforwards, in case of merger of company;

•
ITR (Rural Land Tax) - R$ 60,710: refers to ITR charges related to farms, which were received as payment in kind, with arbitrage of tax basis, because there is no evidence that a scrap of the land is legal reserve;

•	Levy of ISS on leasing operations – R$ 56,273: tax assessment notices and/or tax foreclosures of municipalities that allege the levy of ISS on leasing operations in their territories.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	157

In ITAÚ UNIBANCO CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded the amount below:

	With Unibanco	Without Unibanco
	12/31/2008	12/31/2008	12/31/2007
Securities	1,763,977	1,389,455	1,125,881
Deposits in guarantee	2,436,330	2,081,906	1,118,819
Permanent assets (*)	793,816	793,816	1,006,934
(*) As per article 32 of Law 10.522, of July 19, 2002. On April 10, 2007, in an unconstitutionality lawsuit, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,226,796 in ITAÚ UNIBANCO CONSOLIDATED and R$ 940,600 Without UNIBANCO (R$ 565,203 at 12/31/2007) (Note 13a), basically represented by the guarantee in the Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	158

c)	Legal Liabilities – Tax and Social Security and Escrow Deposits for filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

	With Unibanco	Without Unibanco
	01/01 to	01/01 to	01/01 to
Change in legal liabilities	12/31/2008	12/31/2008	12/31/2007
Opening balance	5,433,380	5,433,380	3,827,180
Balance arising from ITAÚ UNIBANCO merger at 09/30/2008	2,644,071	-	-
Changes in the period reflected in results	898,532	780,722	1,620,505
Charges on taxes	507,765	453,397	314,323
Net increase	1,110,768	1,047,185	1,315,463
Write-offs through reversal (*)	(720,001)	(719,860)	(9,281)
Payments	(82,968)	(59,159)	(14,305)
Closing Balance (Note 14c)	8,893,015	6,154,943	5,433,380
Probability of loss
Probable	1,525,953	1,118,309	997,055
Possible	448,022	300,062	289,478
Remote	6,919,040	4,736,572	4,146,847
(*) Refers basically to the Reversal of Provision for CPMF on Lease Operations.

	With Unibanco	Without Unibanco
	01/01 to	01/01 to	01/01 to
Change in escrow deposits	12/31/2008	12/31/2008	12/31/2007
Opening Balance	3,013,026	3,013,026	2,363,669
Balance arising from ITAÚ UNIBANCO merger at 09/30/2008	676,981	-	-
Appropriation of income	261,358	261,358	209,808
Changes in the period	471,605	450,120	439,549
Deposited	505,840	484,355	450,740
Withdrawals	(34,235)	(34,235)	(8,486)
Convertion into income	-	-	(2,705)
Closing Balance (Note 13a)	4,422,970	3,724,504	3,013,026

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	159

The main natures of processes are described as follows:

•
PIS and COFINS X Law 9.718/98 – R$ 5,345,754 – Assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718/98, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 834,939;

•
IRPJ and CSLL X Profit Earned Abroad – R$ 838,868. Aimed at rejecting the requirement set forth by Regulatory Instruction No. 213/02, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 494.885;

•
PIS X Constitutional Amendments Nos. 10/96 (January 1996 to June 1996) and 17/97 (July 1997 to February 1998) – R$ 419,712– Aimed at rejecting the levy of PIS based on principles of anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals 72,292;

•
CSLL X Equality – R$ 375,788 – Assert the right of paying CSLL at 8%, applicable to companies in general, according to the heading of Article 19 of Law No. 9,249 of December 26, 1995, rejecting the provisions of paragraph 1 therein, which sets forth a differentiated rate (18%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 219,778;

•
INSS X Supplementary Law No. 84/96 and Additional rate of 2.5% – R$ 251,174 – Aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 208,584.

According to the opinion of the legal advisors, ITAÚ UNIBANCO and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3.535 of January 31, 2008.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	160

NOTE 13 – BREAKDOWN OF ACCOUNTS

a) Other sundry receivables

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Deferred tax assets (Note 14b I)	26,809,430	19,826,256	6,351,191
Social contribution for offset (Note 14b I)	1,295,804	877,195	925,687
Taxes and contributions for offset	3,945,562	2,574,305	1,790,038
Escrow deposits in guarantee for provision for contingent liabilities (Note 12b)	4,992,804	3,957,408	2,985,445
Contingencies classified as probable	2,556,474	1,875,502	1,866,626
Contingencies classified as possible	2,436,330	2,081,906	1,118,819
Escrow deposits for legal liabilities – tax and social security (Note 12c)	4,422,970	3,724,504	3,013,026
Escrow deposits for foreign fund raising program	983,201	891,056	455,502
Receivables from reimbursement of contingent liabilities (Note 12b)	1,226,796	940,600	565,203
Receivables from the sale of the Credicard brand	303,706	303,706	230,166
Sundry domestic debtors	640,861	286,775	258,161
Sundry foreign debtors	181,124	136,699	182,182
Recoverable payments	61,813	32,233	24,583
Salary advances	66,430	40,143	33,880
Amounts receivable from related companies	9,804	4,044	25,115
Operations without credit granting characteristics	578,524	227,536	158,017
Securities and credits receivable	686,812	312,442	171,829
(-) Allowance for other loan losses	(108,288)	(84,906)	(13,812)
Other	113,254	53,895	165,105
Total	45,632,083	33,876,355	17,163,300

At ITAÚ UNIBANCO, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 382,234 (R$ 257,926 at 12/31/2007) and Deferred Tax Assets of R$ 64,005 (R$ 39,217 at 12/31/2007) (Note 14b I).

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	161

b) Prepaid expenses

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Commissions	2,758,928	1,939,176	1,622,635
Related to insurance and pension plan	293,094	147,470	155,933
Related to vehicle financing	2,401,123	1,765,361	1,436,277
Other	64,711	26,345	30,425
Credit Guarantee Fund (*)	901,090	548,165	-
Advertising	371,742	359,703	139,675
Other	264,475	173,147	137,423
Total	4,296,235	3,020,191	1,899,733
(*)	Refers to the spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian Deposit Guarantee Fund, according to BACEN Circular No. 3,416, of October 24, 2008.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	162

c) Other sundry liabilities

	With
	UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Provision for contingent liabilities (Note 12b)	8,110,176	5,388,895	3,655,925
Provision for sundry payments	1,325,858	1,262,464	965,573
Provision for personnel	872,783	616,192	510,327
Sundry creditors - local	829,595	477,878	422,835
Sundry creditors - foreign	294,998	128,651	230,272
Liabilities for official agreements and rendering of payment services	630,224	509,487	297,987
Related to insurance operations	1,134,314	256,348	214,750
Liabilities for purchase of assets and rights	18,738	18,738	115,067
Creditors of funds to be released	310,358	170,901	135,482
Funds from consortia participants	80,210	80,210	51,515
Provision to cover actuarial deficit (Note 19c)	118,251	26,293	27,536
Provision for ITAÚ UNIBANCO integration expenditures (Note 13i)	1,330,800	1,330,800	-
Non-technical provision for health insurance (Note 13i)	530,634	530,634	-
Lease obligations (Note 22o)	137,043	-	-
Other	214,250	181,830	17,020
Total	15,938,232	10,979,321	6,644,289

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	163

d) Banking service fees

	With
	UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Asset management	1,967,561	1,892,019	2,005,693
Funds management fees	1,939,974	1,867,102	1,962,153
Consortia management fees	27,587	24,917	43,540
Current account services (1)	275,604	256,135	362,631
Credit cards	3,018,976	2,606,311	2,348,711
Annual fees	723,571	710,909	685,898
Other services	2,295,406	1,895,403	1,662,814
Relationship with stores	1,887,641	1,487,638	1,257,240
Credit card processing	407,765	407,765	405,574
Loan operations and guarantees provided	1,243,528	1,192,177	1,044,095
Loan operations (1)	988,662	988,492	909,772
Guarantees provided	254,866	203,685	134,323
Collection services	1,149,193	1,065,852	901,682
Collection fees	698,066	615,971	484,426
Collection services	202,522	202,369	182,236
Interbank charges (securities, checks and wire)	248,605	247,512	235,020
Other	1,229,639	1,104,711	1,112,487
Consultation to Serasa (2)	7,438	5,923	106,913
Brokerage	377,546	367,200	372,621
Custody services and management of portfolio	150,896	149,751	122,062
Economic and financial advisory	172,180	136,391	177,419
Foreign exchange services	72,509	68,959	60,826
Other services	449,070	376,487	272,646
Total	8,884,501	8,117,205	7,775,299
(1)	The balances from January 1 to December 31, 2007 were reclassified as Income from Bank Charges, as provided for by Article 9 of the BACEN Circular Letter No. 3,324 of June 12, 2008 (Note 13e);
(2)	The result for the period from January 1 to December 31, 2008 was affected by the partial disposal on June 28, 2007 of the interest held in the capital stock of Serasa S.A.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	164

e) Income from bank charges

	With
	UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Loan operations/registration	1,319,250	1,163,196	1,226,099
Deposit account	92,344	65,324	60,439
Transfer of funds	83,413	74,178	59,965
Service package fees and other	1,059,771	886,740	1,052,643
Total (*)	2,554,778	2,189,438	2,399,146
(*)
Refers to priority services that started to be disclosed under this heading according to BACEN Circular Letter No. 3.324. The bank charges arising from differentiated banking services are still recorded under the heading of Income from Banking Service Fees, as provided for by Articles 4 and 5 of CMN Resolution No. 3,518, of December 6, 2007.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	165

f) Personnel expenses

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Compensation	(4,396,643)	(3,922,379)	(3,130,294)
Charges	(1,266,178)	(1,104,491)	(919,633)
Welfare benefits	(1,043,794)	(901,005)	(805,534)
Training	(119,843)	(113,194)	(78,570)
Subtotal	(6,826,458)	(6,041,069)	(4,934,031)
Severance pay	(146,520)	(145,703)	(109,391)
Labor claims (Note 12b)	(666,272)	(530,338)	(479,343)
Total	(7,639,250)	(6,717,110)	(5,522,765)

g) Other administrative expenses

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Data processing and telecommunications	(1,901,479)	(1,797,756)	(1,559,709)
Depreciation and amortization	(779,942)	(620,587)	(656,812)
Facilities	(1,162,445)	(987,737)	(879,865)
Third-party services	(1,770,099)	(1,393,989)	(1,183,587)
Financial system services	(628,457)	(595,997)	(559,086)
Advertising, promotions and publications	(708,132)	(611,176)	(492,571)
Transportation	(302,625)	(283,403)	(254,075)
Materials	(247,918)	(233,249)	(193,291)
Security	(264,807)	(238,497)	(205,588)
Legal	(43,347)	(36,385)	(43,026)
Travel expenses	(107,660)	(97,431)	(73,318)
Other	(436,683)	(436,363)	(302,303)
Total	(8,353,594)	(7,332,570)	(6,403,231)

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	166

h) Other operating revenues

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Reversal of operating provisions	911,272	911,131	9,281
Legal liabilities – tax and social security (Note 12c)	720,001	719,860	9,281
Other (*)	191,271	191,271	-
Investment in subsidiaries, not arising from net income	22,316	25,618	64,460
Recovery of charges and expenses	219,471	169,762	98,753
Other	378,920	206,947	348,903
Total	1,531,979	1,313,458	521,397
(*)
From January 1 to December 31, 2008, it comprises R$ 127,111 arising from the reversal of the provision for depreciation in excess of IT assets and equipment, and R$ 64,160 arising from the lawsuit for repetition of PIS Gross Operating Revenue (ROB) in excess of PIS Repique relating to the period from July 1988 to May 1989. In November 2002 a decision recognizing the entitlement to the credit was considered final and unappealable and in September 2008 the expert’s calculation for settling the decision was completed.

i)   Other operating expenses

	With UNIBANCO	Without UNIBANCO
	01/01 to 12/31/2008	01/01 to 12/31/2008	01/01 to 12/31/2007
Provision for contingencies (Note 12b)	(2,234,851)	(2,000,662)	(927,189)
Civil lawsuits (1)	(897,556)	(737,778)	(824,089)
Tax and social security (2)	(1,245,111)	(1,170,700)	(94,929)
Other	(92,184)	(92,184)	(8,171)
Selling - credit cards	(678,374)	(506,280)	(485,852)
Claims	(297,032)	(292,234)	(185,389)
Foreign exchange variation on liabilities of companies abroad	(121,418)	(121,418)	(22,517)
Amortization of goodwill on investments (3)	(1,543,073)	(191,550)	(182,747)
Provision for ITAÚ UNIBANCO integration expenditures (4)	(1,330,800)	(1,330,800)	-
Provision for health insurance (5)	(530,634)	(530,634)	-
Expenses for lease interests (Note 22o)	(14,500)	-	-
Other	(677,229)	(559,761)	(303,045)
Total	(7,427,911)	(5,533,339)	(2,106,739)
(1)	From January 1 to December 31, 2008, includes the provision for economic plans amounting to R$ 263,772 (R$ 397,768 from January 1 to December 31, 2007).
(2)
From January 1 to December 31, 2008, includes the provision for assessment notices amounting to R$ 1,066,918 of which: R$ 290,238 - CPMF on transactions with customers, R$ 401,593 – deductibility of goodwill, R$ 157,912 - CPMF on transfer of securities, R$ 17,919 - ISS on banking activities, and R$ 199,256 - INSS on surplus profit sharing related to collective bargaining agreement.

(3)
From January 1 to December 31, 2008, it basically refers to goodwill referred to in Notes 2aI and II. From January 1 to December 31, 2007, basically refers to the acquisition of BBI and BBT and the acquisition of BPI – SGPS S.A. (BPI) shares that, net of the effect of

(4)	Provision set up to cover expenditures on communication with customers, adequacy of systems and personnel.
(5)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of clains.

j)   Non-operating income

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Disposal of investments	291,587	291,587	2,762,238
Serasa S.A.	-	-	742,523
Redecard S.A.	-	-	1,544,439
Visa Inc.	144,287	144,287	-
MasterCard Inc.	82,964	82,964	-
BM&F Bovespa	64,336	64,336	475,276
Sale of the former head office of Banco ItauBank S.A.	-	-	114,321
Other	(86,381)	4,246	(3,238)
Total	205,206	295,833	2,873,321

At ITAÚ UNIBANCO, non-operating income is basically composed of Non-operating Equity in Earnings amounting to R$ 18,031,351 arising from the variation of interest in the subsidiary ITAÚ related to the process of merger of ITAÚ and UNIBANCO (Note 2 al)

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	167

NOTE 14 - TAXES

a) Composition of expenses for taxes and contributions

I-	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	With UNIBANCO	Without UNIBANCO
Due on operations for the period	1/01 to 12/31/2008	01/01 to 12/31/2008	01/01 to 12/31/2007
Income before income tax and social contribution	(486,916)	637,447	13,918,793
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (Note 4o), respectively	165,551	(216,732)	(4,732,390)
Increase/decrease to Income Tax and Social Contribution charges arising from:
Permanent (additions) exclusions	2,465,144	1,381,697	(111,204)
Investments in affiliates	120,279	(452,603)	74,651
Foreign exchange variation on investments abroad	1,421,045	1,008,035	(540,321)
Interest on capital	654,833	560,705	82,016
Dividends, interest on external debt bonds and tax incentives	447,226	403,315	296,664
Other	(178,239)	(137,755)	(24,214)
Temporary (additions) exclusions	(1,387,619)	(432,021)	1,732,303
Allowance for loan losses	(2,700,972)	(2,211,271)	(259,873)
Excess (insufficiency) of depreciation of leased assets	2,934,135	2,751,254	1,646,047
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(195,456)	(71,353)	(100,831)
Interest on capital	-	-	512,720
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	(537,350)	(445,213)	(374,066)
Goodwill on purchase of investments	(159,876)	231,620	243,759
Provision for integration expenditures with ITAÚ UNIBANCO merger	(452,472)	(452,472)	-
Other non-deductible provisions	(275,628)	(234,586)	64,547
(Increase) Offset of tax losses/social contribution losses carryforwards	(3,641,563)	(2,801,890)	79,201
Effect of the increase in the social contribution rate (Note 4o)	(256,081)	(254,831)	-
Expenses for income tax and social contribution	(2,654,568)	(2,323,777)	(3,032,090)
Related to temporary differences
Increase (reversal) for the period	5,029,182	3,233,911	(1,793,340)
Increase current for Balance arising from ITAÚ UNIBANCO (Note 2aI)	6,130,935	6,130,935	-
Prior periods increase (reversal)	906,121	1,040,677	68,987
Income (expenses) from deferred taxes	12,066,238	10,405,523	(1,724,353)
Total income tax and social contribution	9,411,670	8,081,746	(4,756,443)

II - Composition of tax expenses:

	With UNIBANCO	Without UNIBANCO
	1/01 to 12/31/2008	1/01 to 12/31/2008	01/01 to 12/31/2007
PIS AND COFINS	(1,693,758)	(1,598,900)	(1,794,008)
ISS	(361,505)	(321,730)	(288,891)
CPMF (*)	-	-	(273,067)
Other	(290,386)	(239,162)	(176,661)
Total (Note 4o)	(2,345,649)	(2,159,792)	(2,532,627)
(*)	As from January 1, 2008, the withholding and payment of CPMF established by Law No. 9,311, of October 24, 1996, were cancelled.

At ITAÚ UNIBANCO tax expenses are basically composed of PIS and COFINS in the amount of R$ 99,837 (R$ 81,935 from 01/01 to 12/31/2007).

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	168

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	169

b) Deferred taxes

I-  The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS			DEFERRED TAX ASSETS
	Without UNIBANCO		With UNIBANCO		Balance arising From ITAÚ UNIBANCO merger at 09/30/2008	Realization /		With UNIBANCO	Without UNIBANCO
	12/31/2007	12/31/2008	12/31/2008	12/31/2007		Reversal	Increase	12/31/2008	12/31/2008
Reflected in income and expense accounts				6,347,847	4,739,834	(2,662,308)	18,068,212	26,493,585	19,784,116

Related to income tax and social contribution loss carryforwards				469,810	783,327	(134,301)	3,721,958	4,840,794	3,327,162

Related to disbursed provisions				2,343,033	1,555,586	(1,775,288)	4,302,567	6,425,898	3,989,232
Allowance for loan losses				1,820,518	1,162,002	(1,218,751)	3,268,359	5,032,128	3,496,602
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)				-	209,131	(215,566)	314,209	307,774	45,928
Allowance for real estate				29,440	41,604	(3,694)	22,369	89,719	42,410
Goodwill on purchase of investments				335,472	21,310	(245,327)	640,468	751,923	329,559
Other				157,603	121,539	(91,950)	57,162	244,354	74,733

Related to non-disbursed provisions (*)	11,338,850	35,693,053	44,249,845	3,535,004	2,400,921	(752,719)	10,043,687	15,226,893	12,467,722
Related to the operation	9,188,850	30,325,053	36,458,845	2,804,004	2,068,741	(752,719)	8,457,927	12,577,953	10,642,602
Legal liabilities – tax and social security	2,756,686	2,204,095	3,355,325	714,816	879,710	(356,752)	273,033	1,510,807	881,638
Provision for contingent liabilities	2,733,685	4,424,056	7,155,950	879,541	917,284	(225,275)	972,480	2,544,030	1,603,534
Civil	1,228,088	1,399,698	2,043,532	407,757	215,424	(164,068)	307,266	766,379	540,850
Labor	976,341	1,172,855	2,120,899	291,837	343,435	(53,115)	172,763	754,920	422,034
Tax and social security	529,256	1,665,856	2,805,872	179,947	358,425	(8,092)	418,192	948,472	566,391
Other	-	185,647	185,647	-	-	-	74,259	74,259	74,259
Adjustments of operations carried out in futures settlement market	-	85,191	95,326	-	-	(373)	32,784	32,411	32,411
Goodwill on purchase of investments	2,160,729	19,621,145	20,867,515	734,648	-	-	5,911,449	6,646,097	6,646,097
Provision for integration expenditures of ITAÚ UNIBANCO merger	-	1,330,800	1,330,800	-	-	-	452,472	452,472	452,472
Provision for Health Insurance Operations	-	624,276	624,276	-	-	-	212,254	212,254	212,254
Other non-deductible provisions	1,537,750	2,035,490	3,029,652	474,999	271,747	(170,319)	603,455	1,179,882	814,196
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	2,150,000	5,368,000	7,791,000	731,000	332,180	-	1,585,760	2,648,940	1,825,120

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	9,836	105,350	789,613	3,344	186,600	-	125,901	315,845	42,140

Total	11,348,686	35,798,403	45,039,458	6,351,191	4,926,434	(2,662,308)	18,194,113	26,809,430	19,826,256
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001				925,687	415,161	(45,044)	-	1,295,804	877,195
(*)
From a financial point of view, rather than recording the provision of R$ 45,039,458 (R$ 11,348,686 at 12/31/2007) and deferred tax assets of R$ 15,226,893 (R$ 3,535,004 at 12/31/2007), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets of R$ 26,809,430 (R$ 6,351,191 at 12/31/2007) to R$ 11,582,537 (R$ 2,816,187 at 12/31/2007).

At ITAÚ UNIBANCO, deferred tax assets totaled R$ 64,005 (R$ 39,217 at 12/31/2007) and are basically represented by legal liabilities – tax and social security of R$ 61,215 (R$ 36,091 at 12/31/2007), which effective realization depends on the development of the lawsuit and its final and unappealable judgment.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	170

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Balance from ITAÚ UNIBANCO merger on	Realization/		With UNIBANCO	Without UNIBANCO
	12/31/2007	09/30/2008	Reversal	Increase	12/31/2008(*)	12/31/2008
Reflected in income and expense accounts	4,141,133	806,913	(231,452)	3,366,996	8,083,590	7,083,964
Depreciation in excess - leasing	3,554,767	803,745	(66,868)	3,006,537	7,298,181	6,311,555
Taxation of results abroad- Capital gains	65,534	-	(45,425)	33	20,142	20,142
Adjustments of operations carried out in futures settlement market	65,899	-	(9,347)	-	56,552	56,552
Adjustment to market value of trading securities and derivative financial instruments	117,579	-	(105,551)	89,233	101,261	101,261
Restatement of escrow deposits and contingent liabilities	209,494	-	-	239,847	449,341	449,341
Income on sale of permanent asset items and rights	70,004	-	(350)	-	69,654	69,654
Other	57,856	3,168	(3,911)	31,346	88,459	75,459
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	35,716	-	(21,198)	4,100	18,618	18,618

Total	4,176,849	806,913	(252,650)	3,371,096	8,102,208	7,102,582
(*)
At December 31, 2008, the balance reflects the adjustment arising from the increase in the social contribution tax (Note 4n), in the amount of R$ 129,492 at ITAÚ UNIBANCO CONSOLIDATED With and Without UNIBANCO.

At ITAÚ UNIBANCO, the provision for deferred income and social contribution amounts to R$ 2,150 (R$ 1,625 at 12/31/2007), basically comprised of Restatement of escrow deposits related to legal and contingent liabilities.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	171

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2008, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	With UNIBANCO						Without UNIBANCO
	DEFERRED TAX ASSETS						DEFERRED TAX ASSETS
Realization year	Temporary differences	Tax losses/social contribution losses carryforwards	Total	Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes	Temporary differences	Tax losses/social contribution losses carryforwards	Total	Social contribution for offset	Provision for deferred income tax and social contribution	Net deferred taxes
2009	6,821,699	462,930	7,284,629	214,619	(987,975)	6,511,273	5,071,947	420,835	5,492,782	177,885	(930,890)	4,739,777
2010	3,610,486	1,001,272	4,611,758	319,010	(1,348,871)	3,581,897	2,856,794	852,598	3,709,392	309,539	(1,188,658)	2,830,273
2011	3,586,009	1,911,214	5,497,223	322,664	(1,722,337)	4,097,550	2,799,862	1,648,051	4,447,913	301,558	(1,401,530)	3,347,941
2012	2,650,209	853,823	3,504,032	112,647	(2,062,980)	1,553,699	2,309,236	405,678	2,714,914	43,631	(1,610,780)	1,147,765
2013	2,783,255	177,680	2,960,935	74,413	(1,413,486)	1,621,862	2,112,108	-	2,112,108	6,888	(1,404,165)	714,831
Over 2013	2,516,978	433,875	2,950,853	252,451	(566,559)	2,636,745	1,379,147	-	1,379,147	37,694	(566,559)	850,282
Total	21,968,636	4,840,794	26,809,430	1,295,804	(8,102,208)	20,003,026	16,529,094	3,327,162	19,856,256	877,195	(7,102,582)	13,630,869

Present value (*)	19,324,741	4,237,597	23,562,338	1,125,786	(7,010,755)	17,677,369	14,575,514	2,969,596	17,545,110	787,161	(6,138,948)	12,193,323
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards not be used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), the Company recorded deferred tax assets up to the amount added to the Tax Liabilities, while the amount of R$ 2,675,844 at ITAÚ UNIBANCO CONSOLIDATED With UNIBANCO and R$ 2,068,722 Without UNIBANCO is unrecorded.

At December 31, 2007 unrecorded deferred tax assets amount to R$ 309,233.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	172

c) Tax and social security contributions

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Taxes and contributions on income payable	1,165,132	726,348	516,557
Taxes and contributions payable	1,342,297	949,291	590,920
Provision for deferred income tax and social contribution (Note 14b II)	8,102,208	7,102,582	4,176,849
Legal liabilities – tax and social security (Note 12c)	8,893,015	6,154,943	5,433,380
Total	19,502,652	14,933,164	10,717,706

At ITAÚ UNIBANCO the balance of Tax and Social Security Contributions totals R$ 425,506 (R$ 152,802 at 12/31/2007) and is basically comprised of Legal Liabilities of R$ 267,776 (R$ 150,557 at 12/31/2007).

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	173

d) Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to those levied on financial operation, including for comparative purposes.

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Taxes paid or provided for	7,817,718	7,034,368	7,819,546
Taxes withheld and collected from third parties (*)	6,576,821	5,516,742	8,881,125
Total	14,394,539	12,551,110	16,700,671
(*) The amounts withheld during this year decreased mainly because of the end of the levy of CPMF in connection to taxable events after January 1, 2008; the amount of CPMF withheld and collected in 2007 amounted to R$ 5,428,130.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	174

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Changes of investments - ITAÚ UNIBANCO

Companies		Balances at 12/31/2007	Goodwill amortization	Subscription/Acq uisition/Sales	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustment to Marketable securities of subsidiaries	Adjustments of Law No. 11,638	Balances at 12/31/2008	Equity in earnings of subsidiaries from 01/01 to 12/31/2007
Domestic		29,904,295	(1,056)	12,005,540	(4,008,559)	19,933,921	(474,415)	6,746	57,366,472	8,337,740
Banco Itaú S.A.	(2)(3a)	13,792,595	(1,056)	12,005,540	(2,198,857)	16,339,783	(447,837)	6,746	39,496,914	2,940,828
Banco Itaucard S.A.	(4)	7,178,299	-	-	(1,353,750)	2,624,453	(1)	-	8,449,001	3,656,334
Banco Itaú BBA S.A.		4,295,370	-	-	(308,895)	292,696	(13,543)	-	4,265,628	660,235
Itauseg Participações S.A.		3,060,620	-	-	(4,147)	436,559	(9,159)	-	3,483,873	670,906
Itaú BBA Participações S.A.		1,249,336	-	-	(74,464)	82,027	(3,863)	-	1,253,036	187,897
Itau Corretora de Valores S.A.	(4)	328,075	-	-	(68,446)	158,403	(12)	-	418,020	221,540
Abroad		1,472,696	(51,407)	300,602	-	607,997	(14,552)	-	2,315,336	48,502
Itaú Chile Holdings, Inc.	(3b)	1,199,622	(45,241)	300,615	-	505,688	(7,508)	-	1,953,176	7,572
Banco Itaú Uruguay S.A.	(3c)	193,066	(4,712)	-	-	51,269	(7,044)	-	232,579	31,418
Oca S.A.	(3d)	54,929	(1,251)	-	-	37,802	-	-	91,480	10,587
Oca Casa Financiera S.A.	(3e)	22,877	(182)	-	-	12,782	-	-	35,477	(805)
Aco Ltda.	(3f)	2,134	(21)	-	-	511	-	-	2,624	(145)
Itaú Uruguay Directo S.A.	(5)	68	-	(13)	-	(55)	-	-	-	(125)
GRAND TOTAL		31,376,991	(52,463)	12,306,142	(4,008,559)	20,541,918	(488,967)	6,746	59,681,808	8,386,242
(1)	Income receivable includes interest on capital receivable amounting to R$ 1,379,703 (R$ 1,452,494 at 12/31/2007);
(2)	Includes non-operating income arising from change in interest (Note 13j).
(3)	Investments that include goodwill amounting to: (a) R$ 62,301, (b) R$ 361,933, (c) R$ 37,695, (d) R$ 10,018, (e) R$ 1,455 e (f) R$ 170;
(4)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(5)	Company dissolved on 11/29/2008.

		Stockholders’	Net income for	Number of shares owned by ITAÚ UNIBANCO			Equity share in voting capital	Equity share in Capital
Companies	Capital	equity	the period	Common	Preferred	Quotas	(%)	(%)
Domestic
Banco Itaú S.A.	40,175,000	39,413,277	(1,723,163)	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaucard S.A.	15,250,000	24,866,417	2,844,604	-	1,277,933,118	-	-	0.54
Banco Itaú BBA S.A.	4,223,086	5,863,981	411,122	2,589,417	5,284,526	-	49.00	74.50
Itauseg Participações S.A.	1,717,000	3,828,126	479,696	1,582,676,636	-	-	91.01	91.01
Itaú BBA Participações S.A.	775,079	1,503,641	96,891	102,387	409,554	-	50.00	83.33
Itaú Corretora de Valores S.A.	290,000	794,048	252,491	-	811,503	-	-	4.78
Abroad
Itaú Chile Holdings, Inc.	419,395	1,591,243	143,598	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	157,994	214,192	43,265	1,639,430,739	-	-	100.00	100.00
Oca S.A.	14,477	81,462	29,942	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	18,682	34,022	9,176	646	-	-	100.00	100.00
Aco Ltda.	13	2,473	113	-	-	131	99.24	99.24

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	175

II -	Composition of investments

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Investment in affiliates	1,354,055	10,965,997	1,008,546
Domestic	340,346	9,952,288	250,130
E. Johnston Representações e Participações S.A.	-	2,063,074	-
Unibanco Holdings S.A.	-	4,116,265	-
Unibanco - União de Bancos Brasileiros S.A.	-	3,499,387	-
Allianz Seguros S.A. (current corporate name of AGF Brasil Seguros S.A.)	141,486	141,486	130,012
Serasa S.A.	154,279	97,162	99,017
Other	44,581	34,914	21,101
Abroad	1,013,709	1,013,709	758,416
BPI	1,010,926	1,010,926	756,383
Other	2,783	2,783	2,033
Other investments	1,081,310	350,791	330,197
Investments through tax incentives	162,412	111,935	103,721
Equity securities	13,340	6,961	11,210
Shares and quotas	128,354	101,154	96,546
Other	777,204	130,741	118,720
Provision for losses	(177,274)	(114,218)	(78,976)
Total	2,258,091	11,202,570	1,259,767

III -	Equity in earnings of affiliates

	With UNIBANCO	Without UNIBANCO
	01/01 to	01/01 to	01/01 to
	12/31/2008	12/31/2008	12/31/2007
Investment in affiliates - Domestic (*)	42,620	(1,642,328)	108,742
Investment in affiliates - Abroad	311,142	311,142	110,821
Foreign exchange variation on investments	182,546	182,546	(52,062)
Equity in earnings of affiliates	128,596	128,596	162,883
Total	353,762	(1,331,186)	219,563
(*)
In the amount from January 1 to December 31, 2008 Without UNIBANCO, the nonrecurring effects net of tax effects of UNIBANCO are reflected in the amount of R$ (2,231,142), basically arising from Allowance for loan losses, Provision for contingencies and Amortizations of goodwill.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	176

 b) Fixed and intangible assets

							With UNIBANCO			Without UNIBANCO
	NET	Balance arising	CHANGES				12/31/2008			12/31/2008	12/31/2007
	BALANCE AT 12/31/2007	from ITAÚ UNIBANCO merger at 09/30/2008	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (4)	OTHERS (Note 13h)	COST	ACCUMULATED DEPRECIATION	NET	NET	NET
FIXED ASSETS	2,217,720	1,313,380	1,046,967	(36,590)	(646,748)	152,609	10,371,754	(6,324,416)	4,047,338	2,573,120	2,217,720
REAL ESTATE IN USE (1)	1,519,748	768,920	392,912	(9,689)	(224,316)	5,830	4,361,404	(1,907,999)	2,453,405	1,585,207	1,519,748
Land	637,000	183,562	10,575	(3,920)	-	425	827,642	-	827,642	649,930	637,000
Buildings	550,519	200,183	71,364	(4,708)	(64,962)	1,129	2,136,356	(1,382,831)	753,525	544,264	550,519
Improvements	332,229	385,175	310,973	(1,061)	(159,354)	4,276	1,397,406	(525,168)	872,238	391,013	332,229
OTHER FIXED ASSETS	697,972	544,460	654,055	(26,901)	(422,432)	146,779	6,010,350	(4,416,417)	1,593,933	987,913	697,972
Installations	111,740	29,882	56,849	(573)	(16,643)	(14,022)	408,795	(241,562)	167,233	128,361	111,740
Furniture and equipment	75,692	135,051	120,606	(3,470)	(30,183)	60,722	822,235	(463,817)	358,418	171,134	75,692
EDP systems	417,195	202,685	404,489	(17,827)	(292,812)	78,777	4,043,373	(3,250,866)	792,507	556,157	417,195
Lease operations (Note 22o)	-	96,928	14,590	-	(48,465)	-	186,278	(123,225)	63,053	-	-
Other (communication, security and transportation)	93,345	79,914	57,521	(5,031)	(34,329)	21,302	549,669	(336,947)	212,722	132,261	93,345
INTANGIBLE ASSETS	2,820,024	726,280	1,002,797	-	(809,000)	103,124	4,458,106	(614,880)	3,843,226	3,051,350	2,820,024
ACQUISITION OF RIGHTS TO CREDIT PAYROLL (2)	2,124,510	257,207	574,258	-	(641,548)	-	2,395,438	(81,011)	2,314,427	2,004,128	2,124,510
OTHER INTANGIBLE ASSETS	695,514	469,073	428,539	-	(167,452)	103,124	2,062,668	(533,869)	1,528,799	1,047,222	695,514
Partnership for the promotion and offer of financial products and services (3)	288,792	324,222	293,994	-	(34,259)	-	876,326	(3,577)	872,749	539,060	288,792
Expenditure on acquisitions of software	168,461	144,602	116,830	-	(96,507)	25,010	841,837	(483,441)	358,396	210,675	168,461
Right to manage investment funds	235,926	-	17,467	-	(36,013)	77,889	340,258	(44,989)	295,269	295,083	235,926
Other intangible assets	2,335	249	248	-	(673)	225	4,247	(1,862)	2,385	2,404	2,335
GRAND TOTAL With UNIBANCO	5,037,744	2,039,660	2,049,764	(36,590)	(1,455,748)	255,733	14,829,860	(6,939,296)	7,890,564	-	-
GRAND TOTAL Without UNIBANCO	5,037,744	-	1,632,913	(30,499)	(1,261,102)	245,414	10,305,872	(4,681,402)	5,624,470	5,624,470	-
TOTAL AT 12/31/2007	3,528,697	-	2,961,371	(363,566)	(1,088,633)	(125)	9,453,194	(4,415,450)	5,037,744	-	5,037,744
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 11b).
(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits. The balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo.
(3) Partnerships for the promotion and offer of financial products and services basically refers to the agreement entered into with the company LPS Brasil - Consultoria de Imóveis S. A. (LOPES) and the commercial agreement entered into with the store Marisa S.A. in 2008.
(4) Amortization expenses of the acquisition of rights to credit payrolls and partnerships are disclosed in the expenses on financial operations.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	177

NOTE 16 - STOCKHOLDERS’ EQUITY

a) Shares

At the ASM/ESM of April 23, 2008, stockholders resolved to cancel 10,265,646 common and 15,000,000 preferred shares issued by the Company, that were held in Treasury, and issued bonus shares at 25%. These bonus started to be traded on June 2, 2008. As a consequence, the amount of shares of capital stock increased by 604,681,698.

At the ESM of November 28, 2008, stockholders resolved to cancel 10,000,000 preferred shares issued by the Company and held in treasury, and to merge all shares of ITAÚ, so that it restored its condition as a wholly-owned subsidiary of ITAÚ UNIBANCO. Consequently, the capital increased by R$ 12,000,000, with the issuance of 1,141,988,071 book-entry shares with no par value, of which 527,750,941 are common and 614,237,130 are preferred shares.

Capital started to comprise 4,155,396,563 book-entry shares with no par value, of which 2,081,169,523 are common and 2,074,227,040 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 29,000,000 (R$ 14,254,213 at 12/31/2007), of which R$ 24,697,674 (R$ 10,258,220 at 12/31/2007) refers to stockholders domiciled in the country and R$ 4,302,326 (R$ 3,995,993 at 12/31/2007) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Total

Shares of capital stock at 12/31/2007	1,253,000,512	1,190,991,928	2,443,992,440
Cancellation of shares – ASM/ESM of 04/23/2008 and 11/28/2008	(10,265,646)	(25,000,000)	(35,265,646)
Share bonus – ASM/ESM of 04/23/2008	310,683,716	293,997,982	604,681,698
Increase in capital – ESM of 11/28/2008	527,750,941	614,237,130	1,141,988,071

Shares of capital stock at 12/31/2008	2,081,169,523	2,074,227,040	4,155,396,563

Treasury shares at 12/31/2007 (1)	10,265,646	36,675,620	46,941,266	(1,172,394)
Purchases of shares – up to 05/30/2008	-	31,379,900	31,379,900	(1,289,995)
Disposals - Stock Option Plan – up to 05/30/2008	-	(6,279,600)	(6,279,600)	180,621
(-) Cancellation of shares – ASM/ESM of 04/23/2008	(10,265,646)	(15,000,000)	(25,265,646)	751,618
Bonus shares – ASM/ESM of 04/23/2008	-	11,693,980	11,693,980	-
Purchases of shares – after 05/30/2008	-	13,097,100	13,097,100	(328,152)
Disposals - Stock Option Plan – after 05/30/2008	-	(2,804,000)	(2,804,000)	72,972
(-) Cancellation of shares – ESM of 11/28/2008	-	(10,000,000)	(10,000,000)	259,635

Treasury shares at 12/31/2008 (1)	-	58,763,000	58,763,000	(1,525,695)

Outstanding shares at 12/31/2008	2,081,169,523	2,015,464,040	4,096,633,563

Outstanding shares at 12/31/2007 (2)	1,553,418,582	1,442,895,385	2,996,313,967
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market;
(2)	For better comparability, the split of shares was considered based on the balance as of October 1, 2007, and bonus on the balance as of 05/30/2008.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 12/31/2008:

Cost/Market value	Preferred
Minimum	22.91
Weighted average	30.93
Maximum	35.87
Treasury shares
Average cost	25.96
Market value	26.10

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	178

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month in the amount of R$ 0.012 per share from November 1, 2007, as resolved in the Meeting of the Board of Directors held on August 6, 2007.

I – Calculation

Net income	20,217,097
Adjustments:
(-) Legal reserve	(1,010,855)
Dividend calculation basis	19,206,242
Dividends minimum mandatory	4,801,561	25.0%
Unrealized revenue reserve	(2,000,000)
(=) Mandatory minimum dividends after recognizing unrealized revenue reserve	2,801,561

The unrealized revenue reserve was set up according to Article 197 of Law No. 6,404/76, with wording provided by Law No. 10,303/2001, as follows:

Net income for the period	20,217,097
(-) Unrealized profits	(18,425,302)
Total unrealized equity in the results	20,541,919
(-) Dividends / Interest on capital paid - received/provided for the year	(2,116,617)
(=) Total realized profits	1,791,795
Mandatory minimum dividend	4,801,561
Maximum limit for recognizing an unrealized revenue reserve	3,009,766
Unrealized revenue reserve recognized	2,000,000

II - Payments/Provision of Interest on Capital and Dividends

	Gross	WTS	Net
Paid / Prepaid	801,344	-	801,344
Dividends - 11 monthly installments of R$ 0.012 per share, paid from February to December 2008	356,508	-	356,508
Dividends - Additional dividends of R$ 0.15 per share, paid on 08/25/2008	444,836	-	444,836

Provided for (*)	2,403,837	(353,182)	2,050,655
Dividends - 1 monthly installment of R$ 0.012 per share, paid on 01/02/2009	49,294	-	49,294
Interest on capital - R$ 0.389 per share, paid on 01/30/2009	1,150,808	(172,622)	978,186
Interest on capital - R$ 0.077 per share, credited on 12/30/2008 to be paid up to 04/30/2009	315,441	(47,316)	268,125
Interest on capital - R$ 0.2168 per share to be paid up to 04/30/2009	888,294	(133,244)	755,050

Total from 01/01 to 12/31/2008 - R$ 0.8750 net per share	3,205,181	(353,182)	2,851,999
Total from 01/01 to 12/31/2007 - R$ 0.8491 net per share	2,829,615	(285,483)	2,544,132
(*) Recorded in Other Liabilities – Social and Statutory.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	179

c) Capital and revenue reserves

	12/31/2008	12/31/2007
CAPITAL RESERVES	597,706	1,290,059
Premium on subscription of shares	283,512	1,289,226
Granted options recognized - Law No. 11,638	313,089	-
- Prior years	211,001	-
- Year of 2008	102,088	-
Reserves from tax incentives, restatement of equity securities and other	1,105	833
REVENUE RESERVES	31,192,635	17,295,023
Legal	2,354,570	1,343,715

Statutory:	26,838,065	15,951,308
- Dividend equalization (1)	11,487,248	5,156,168
- Working capital increase (2)	6,316,062	3,609,807
- Increase in capital of investees (3)	9,034,755	7,185,333
Unrealized revenue	2,000,000	-
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d) Reconciliation of net income and stockholders’ equity

The difference between the Net Income and Stockholders’ Equity of ITAÚ UNIBANCO and ITAÚ UNIBANCO CONSOLIDATED (Note 2b) arises from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, the recording of deferred tax assets and the write-off of unrealized income of intercompany operations, on which related taxes are deferred.

	Net income		Stockholders’ equity
	01/01 to 12/31/2008	01/01 to 12/31/2007	12/31/2008	12/31/2007
ITAÚ UNIBANCO	20,217,097	7,865,776	58,840,929	31,732,368
Amortization of goodwill (*)	(18,648,211)	849,613	(22,442,796)	(3,794,588)
Deferred tax assets	6,234,490	(241,892)	7,268,348	1,033,858
Unrealized income (loss)	107	107	(2,445)	(2,552)
ITAÚ UNIBANCO CONSOLIDATED	7,803,483	8,473,604	43,664,036	28,969,086
(*) From 01/01 to 12/31/2008, it basically refers to the goodwill from the ITAÚ UNIBANCO (Note 2a I).

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	180

e)	Stock Option Plan

I – ITAÚ HOLDING

This plan aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to eligible employees of ITAÚ UNIBANCO or officers and employees of controlled companies for extraordinary and significant reasons and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders’ interest, in the event all granted options not yet exercised, were exercised by the end of the vesting period, would be 0.10% for 2008, 0.20% for 2009, 0.21% for 2010, 0.25% for 2011, 0.24% for 2012 and 0.26% for 2013.

I.I - Total granted options

Granting		Vesting		Exercise price	Options
N°	Date	period until until	Exercise period until	restated (R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series						78,286,425	1,620,000	-
7th	2/19/2001	12/31/2005	12/31/2008	13.19	12,750,000	12,210,000	540,000	-
7th	5/2/2005	12/31/2005	12/31/2008	13.19	37,250	37,250	-	-
8th	3/4/2002	12/31/2006	12/31/2009	12.58	13,353,750	10,805,750	633,750	1,914,250
8th	5/2/2005	12/31/2006	12/31/2009	12.58	35,150	28,125	-	7,025
9th	3/10/2003	12/31/2007	12/31/2010	8.52	13,347,500	8,914,375	580,000	3,853,125
9th	5/2/2005	12/31/2007	12/31/2010	8.52	28,175	-	22,550	5,625
10th	2/16/2004	12/31/2008	12/31/2011	12.88	12,617,375	3,161,300	713,250	8,742,825
10th	8/1/2005	12/31/2008	12/31/2011	12.88	25,000	-	-	25,000
11th	2/21/2005	12/31/2009	12/31/2012	18.12	10,040,500	1,534,000	355,250	8,151,250
11th	8/1/2005	12/31/2009	12/31/2012	18.12	25,000	-	-	25,000
11th	8/6/2007	12/31/2009	12/31/2012	18.12	10,325	-	-	10,325
12th	2/21/2006	12/31/2010	12/31/2013	26.96	10,808,750	137,500	225,000	10,446,250
12th	8/6/2007	12/31/2010	12/31/2013	26.96	14,425	-	-	14,425
13th	2/14/2007	12/31/2011	12/31/2014	34.33	9,795,250	11,000	53,500	9,730,750
13th	8/6/2007	12/31/2011	12/31/2014	34.33	27,863	-	-	27,863
14th	2/11/2008	12/31/2012	12/31/2015	39.58	10,579,375	-	17,000	10,562,375
14th	5/5/2008	12/31/2012	12/31/2015	39.58	18,750	-	-	18,750
				Total	173,420,863	115,125,725	4,760,300	53,534,838

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	181

I.II -	Change in stock options

	Number	Price (*)
Balance at 12/31/2007	53,607,213	17.53
Options:
. Granted	1 0,598,125
. Cancelled	(17,000)
. Exercised	(10,653,500)
Balance at 12/31/2008	53,534,838	25.34
(*) Weighted average exercise price

I.III -	Exercised options in the period (R$ 1)

Granting	Number of shares	Exercise price (*)	Market value (*)
7th	646,200	12.86	30.13
8th	953,500	11.86	29.87
9th	6,355,000	7.89	34.40
10th	2,001,300	12.39	32.01
11th	609,000	17.29	34.98
12th	77,500	25.37	37.32
13th	11,000	31.97	33.40
Total	10,653,500	10.08	33.34
(*) Weighted average value.

I.IV -	Effect of the option exercise

Amount received for the sale of shares – exercised options	107,376
(-) Cost of treasury shares sold	(253,593)
Effect on sale (*)	(146,217)
(*) Recorded in revenue reserves.

II-	UNIBANCO

Unibanco has a Stock Option Plan that aims at aligning the commitment of officers with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). At the Extraordinary Stockholders’ Equity held in March 2007, stockholders approved the change to the Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program can invest a percentage of their bonus in the acquisition of Units (“Own Shares”), which shall be held by them for a term from 3 to 5 years and are subject to market fluctuation. Depending upon the number of Own Shares purchased, a certain number of Unit options is received (“Bonus Options”). The exercise periods of these Bonus Options are from 3 to 5 years. The annual granting of Simple and Bonus Options are limited to 1% of authorized capital, and the total of options granted and not exercised represents 0.3% of authorized capital, and are in accordance with the limit set at 10%.

The fair value of these programs is calculated through the Binomial method for Stock Options and the Black Scholes method for the Plan for Partners.

In the calculation of the program costs the following is considered: Number of active executives, number of granted options, number of active options, number of exercised options, expected future option exercise, period between the granting date and vesting period, projected turnover.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	182

The movement of options until December 31, 2008 was as follows:

II.I -	Simple Options

Granting		Vesting	Exercise	Exercise price per each unit (R$)	Options
N°	Date	period until	period until	adjusted (IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1/21/2002	1/21/2007	1/20/2008	4.655	12,376,000	7,928,941	4,447,059	-
2nd	4/15/2002	4/15/2007	4/14/2008	5.455	68,000	68,000	-	-
3rd	8/1/2002	8/1/2007	7/31/2008	4.200	200,000	200,000	-	-
4th	8/12/2002	8/12/2007	8/11/2008	3.524	360,000	360,000	-	-
5th	11/1/2002	11/1/2007	10/31/2008	3.452	200,000	200,000	-	-
6th	11/11/2002	11/11/2007	11/10/2008	3.452	200,000	-	200,000	-
7th	11/20/2002	11/20/2007	11/19/2008	3.452	300,000	100,000	200,000	-
8th	1/6/2003	1/6/2008	1/5/2009	3.331	160,000	-	160,000	-
9th	2/10/2003	2/10/2008	2/9/2009	3.892	120,000	120,000	-	-
10th	3/10/2003	3/10/2008	3/9/2009	4.085	166,000	120,000	46,000	-
11th	4/8/2003	4/8/2008	4/7/2009	4.426	1,584,000	773,334	604,000	206,666
12th	4/14/2003	4/14/2008	4/13/2009	4.472	40,000	-	40,000	-
13th	5/7/2003	5/7/2008	5/6/2009	4.205	1,120,000	869,268	-	250,732
14th	6/4/2003	6/4/2008	6/3/2009	5.103	600,000	-	600,000	-
15th	6/16/2003	6/16/2008	6/15/2009	5.150	120,000	120,000	-	-
16th	9/2/2003	9/2/2008	9/1/2009	4.917	6,226,000	3,741,497	2,073,987	410,516
17th	11/10/2003	11/10/2008	11/9/2009	4.917	360,000	-	360,000	-
18th	12/17/2003	12/17/2008	12/16/2009	5.750	120,000	80,000	-	40,000
19th	1/5/2004	1/5/2009	1/4/2010	4.917	240,000	160,000	-	80,000
20th	2/1/2004	2/1/2009	1/31/2010	6.881	360,000	240,000	120,000	-
21st	4/5/2004	4/5/2009	4/4/2010	7.016	12,240	8,160	-	4,080
22nd	4/12/2004	4/12/2009	4/11/2010	6.954	800,000	533,334	-	266,666
23rd	4/13/2004	4/13/2009	4/12/2010	7.012	200,000	133,332	2	66,666
24th	7/19/2004	7/19/2009	7/18/2010	7.452	940,000	313,336	-	626,664
25th	8/4/2004	8/4/2009	8/3/2010	4.730	600,000	-	-	600,000
26th	9/20/2004	9/20/2009	9/19/2010	7.980	20,000	-	20,000	-
27th	2/1/2005	2/1/2010	1/31/2011	9.380	8,440,000	2,152,862	1,606,662	4,680,476
28th	5/3/2005	5/3/2010	5/2/2011	10.988	50,000	-	50,000	-
29th	9/19/2005	9/19/2010	9/19/2011	11.900	120,000	-	-	120,000
30th	7/4/2006	7/4/2011	7/3/2012	15.700	250,000	-	-	250,000
31st	7/10/2006	7/10/2011	7/9/2012	15.745	80,000	-	80,000	-
32nd	7/18/2006	7/18/2011	7/17/2012	15.692	200,000	-	200,000	-
33rd	8/30/2006	8/30/2011	8/29/2012	17.387	100,000	-	-	100,000
34th	3/21/2007	3/21/2012	3/20/2013	19.809	360,000	-	-	360,000
35th	3/22/2007	3/22/2012	3/21/2013	19.785	140,000	-	-	140,000
36th	5/14/2008	5/14/2013	5/15/2014	24.615	120,000	-	-	120,000
				Total	37,352,240	18,222,064	10,807,710	8,322,466

The granting of options in Units (Stock Certificate representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings) is performed through the simultaneous granting by Unibanco and Unibanco Holdings.

The options cancelled refer to cases of beneficiaries that left the company before the exercise period, except for those retirees who continued to be active participants in the program.
The exercis price of granting from the third quarter of 2004 started to be adjusted, pro rata temporis, by the accumulated variation of the Broad Consumer Price Index (IPCA) for the period from the granting date and the respective exercise date of each option in Units.

The numbers and prices were adjusted according to the bonus resolved in July 2006.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	183

II.II -	Bonus options.
Partner offices, who opted for investing a percentage of their bonus in the acquisition of own shares, received the following number of bonus options in Units.

Granting	Number of	Exercise	Number
Date	Options	period until	Granted	Cancelled	Not exercised
9/3/2007	47	3/9/2012	1,213,904	52,915	1,160,989
10/3/2007	1	3/9/2012	12,904	-	12,904
2/29/2008	1	3/9/2012	105,848	-	105,848
3/3/2008	49	3/3/2013	1,473,704	39,889	1,433,815
9/3/2008	64	3/9/2013	1,747,788	4,649	1,743,139
Total	162		4,554,148	97,453	4,456,695

The exercise of bonus is corroborated in its obligation of maintaining unchanged the ownership to said own shares, without any type of encumbrance, during the exercise period.
UNIBANCO stock options plan will be adjusted in view of the ITAÚ UNIBANCO merger.

f)	Prior years’ adjustments – arising from changes introduced by Law No. 11,638 in view of the adoption of rules on stock-based compensation and lease operations which effects are shown in Note 22o.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	184

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	ITAÚSA, the main parent company of ITAÚ UNIBANCO, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev and Itaubank Sociedade de Previdência Privada and UBB - Prev Previdência Complementar, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO and/or its subsidiaries; and

•
Fundação Itaú Social and Instituto Itaú Cultural, Instituto Unibanco and Instituto Moreira Salles, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22g and 22h.

The transactions with these related parties, besides those already mentioned above, are basically characterized by:

	ITAÚ UNIBANCO				ITAÚ UNIBANCO CONSOLIDATED
	ASSETS/(LIABITIES)		INCOME/(EXPENSES)		ASSETS/(LIABILITIES)		INCOME/(EXPENSES)
	12/31/2008	12/31/2007	01/01 to 12/31/2008	01/01 to 12/31/2007	12/31/2008	12/31/2007	01/01 to 12/31/2008	01/01 to 12/31/2007
Interbank investments	350,485	756,777	78,269	115,656	-	-	-	-
Banco Itaú S.A.	350,485	756,777	78,269	115,656	-	-	-	-
Securities and derivative financial instruments	(1,524)	29,630	10,146	39,316	-	-	-	-
Banco Itaú S.A.	(1,524)	29,630	10,146	39,316	-	-	-	-
Demand deposits	-	-	-	-	(65,787)	(46,899)	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	(54,459)	(40,576)	-	-
Duratex S.A.	-	-	-	-	(11,328)	(6,323)	-	-
Repurchase agreements	345,997	-	(76,977)	-	(126,643)	(37,168)	(3,888)	(12,145)
Banco Itaú S.A.	345,997	-	(76,977)	-	-	-	-	-
Elekeiroz S.A.	-	-	-	-	(58,529)	(21,961)	(2,216)	(1,185)
Itaúsa Empreendimentos S.A.	-	-	-	-	(44,155)	-	(475)	-
Duratex S.A.	-	-	-	-	(15,353)	(14,902)	(1,184)	(10,947)
Itautec S.A.	-	-	-	-	(8,606)	(305)	(13)	(13)
Amounts payable to related parties	(3,769)	(26,153)	(2,184)	(1,755)	(89,929)	-	(14,249)	-
Banco Itaú S.A.	(3,557)	(26,028)	-	-	-	-	-	-
Itaú Corretora de Valores S.A.	(212)	(125)	(2,184)	(1,755)	-	-	-	-
UBB Prev Previdência Complementar	-	-	-	-	(13,242)	-	(2,900)	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(76,687)	-	(11,349)	-
Banking service fees	-	-	-	-	-	-	13,364	3,619
Fundação Itaubanco	-	-	-	-	-	-	6,438	2,453
FUNBEP Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	2,068	114
Itaúsa - Investimentos Itaú S.A.	-	-	-	-	-	-	1,194	1,052
UBB Prev Previdência Complementar	-	-	-	-	-	-	3,664	-
Rent expenses	-	-	-	-	-	-	(25,700)	(22,452)
Duratex S.A.	-	-	-	-	-	-	2,498	2,561
Itautec S.A.	-	-	-	-	-	-	2,051	2,765
Fundação Itaubanco	-	-	-	-	-	-	(22,858)	(22,389)
FUNBEP Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(6,005)	(5,272)
Itaúsa - Investimentos Itaú S.A.	-	-	-	-	-	-	(1,386)	(117)
Donation expenses	-	-	-	-	-	-	(36,565)	(86,978)
Instituto Itaú Cultural	-	-	-	-	-	-	(36,250)	(35,000)
Fundação Itaú Social	-	-	-	-	-	-	(315)	(51,978)
Data processing expenses	-	-	-	-	-	-	(226,888)	(190,954)
Itautec S.A.	-	-	-	-	-	-	(226,888)	(190,954)
Agreement for apportionment of common costs	-	-	(6,771)	(8,403)	-	-	-	-
Banco Itaú S.A.	-	-	(6,771)	(8,403)	-	-	-	-

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	185

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO officers are as follows:

	With UNIBANCO	Without UNIBANCO
Compensation	333,892	297,622
Board of Directors	23,595	6,855
Officers	310,297	290,767
Profit sharing	120,602	93,008
Board of Directors	23,321	6,586
Officers	97,281	86,422
Contributions to Pension Plans	24,584	18,694
Board of Directors	1,027	1,027
Officers	23,557	17,667
Stock based compensation - Officers (Note 22e)	102,088	80,206
Total (*)	581,166	489,530
(*) Considers UNIBANCO amounts of the 4th quarter of 2008.

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16e, 19a and 19b, respectively.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	186

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	With UNIBANCO				Without UNIBANCO
			Unrealized income (loss) (3)						Unrealized income (loss) (3)
	BOOK VALUE	MARKET	Results	Stockholders’ equity	BOOK VALUE		MARKET		Results		Stockholders’ equity
	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Interbank deposits	26,007,407	26,063,858	56,451	56,451	18,494,186	14,285,141	18,514,263	14,289,964	20,077	4,823	20,077	4,823
Securities and derivative financial instruments area (1)	138,343,875	138,534,455	383,253	190,580	97,540,274	61,337,514	97,730,854	61,542,599	88,035	286,310	190,580	205,085
Adjustment of available-for-sale securities			(159,357)	-					(123,356)	59,310	-	-
Adjustment of held-to-maturity securities			542,610	190,580					211,391	227,000	190,580	205,085
Loan, lease and other credit operations	221,070,983	222,797,893	1,726,910	1,726,910	153,234,121	107,622,314	152,885,818	107,804,344	(348,303)	182,030	(348,303)	182,030
Investments in affiliates
BM&F BOVESPA S.A.	74,529	360,616	286,087	286,087	74,529	79,561	360,616	1,493,187	286,087	1,413,626	286,087	1,413,626
BPI	1,010,926	962,529	(48,397)	(48,397)	1,010,926	756,383	962,529	1,944,622	(48,397)	1,188,239	(48,397)	1,188,239
Parent company			(48,397)	(48,397)					(48,397)	700,578	(48,397)	700,578
Minority stockholders (1)			-	-					-	487,661	-	487,661
Redecard S.A.	550,778	8,028,738	7,477,960	7,477,960	275,389	172,142	4,014,373	4,498,597	3,738,984	4,326,455	3,738,984	4,326,455
Serasa S.A.	143,167	618,851	475,684	475,684	97,162	99,017	396,660	369,664	299,498	270,647	299,498	270,647
Visa Inc.	16	153,925	153,909	153,909	12	-	91,325	-	91,313	-	91,313	-
Fundings and borrowings (2)	182,598,147	182,222,747	375,400	375,400	122,199,681	44,522,122	122,283,227	44,498,737	(83,546)	23,385	(83,546)	23,385
Securitization of foreign payment orders	3,828,733	3,858,636	(29,903)	(29,903)	1,423,860	1,109,575	1,352,798	1,109,630	71,062	(55)	71,062	(55)
Subordinated debt (Note 10a)	23,395,191	23,141,574	253,617	253,617	15,203,746	12,083,125	15,172,165	12,145,905	31,581	(62,780)	31,581	(62,780)
Treasury shares	1,525,695	1,533,714	-	8,019	1,525,695	1,172,394	1,533,714	2,110,163	-	-	8,019	937,769
Total unrealized			11,110,971	10,926,317					4,146,391	7,632,680	4,256,955	8,489,224
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO;
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3) It does not consider the corresponding tax effects.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	187

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2009 for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circular Nos. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•
Investments in affiliated companies - in BPI, Redecard S.A., BM&F Bovespa S.A. and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at futures market interest rates and swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2009. The effects of hedges (swap contracts) are also taken into account;

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same;

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	188

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits
ITAÚ UNIBANCO and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Supplementary retirement plan - PAC (1)
Franprev benefit plan - PBF (1)
Fundação Itaubanco	002 Benefit Plan – PB002 (1)
Itaulam Basic Plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionãrios do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Citiprevi - Entidade Fechada de Previdência Complementar	Credicard Retirement Plan (1)
(Orbitall/Credicard Itaú)	Credicard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
Unibanco pension plan (3)
UBB-PREV - Previdência Complementar	Basic plan (1)
IJMS plan (1)
Fundação Banorte Manoel Baptista da Silva de Seguridade	Benefit Plan I (1)
Social	Benefit Plan II (1)
(1)     Defined benefit plan.
(2)     Variable contribution plan.
(3)     Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002, Credicard, UBB Prev and Banorte, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions paid totaled R$ 44,916 (R$ 38,083 from January 1 to December 31, 2007). The contribution rate increases based on the participant’s salary.

b)	Post-employment benefits
ITAÚ UNIBANCO subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 6,658 (R$ 6,971 from January 1 to December 31, 2007). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plan
The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371/2000, are summarized below:

	With UNIBANCO	without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Net assets of the plans	12,775,978	12,656,496	12,583,353
Actuarial liabilities	(11,223,791)	(11,041,773)	(9,440,841)
Surplus (*)	1,552,187	1,614,723	3,142,512
(*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 118,251 in ITAÚ UNIBANCO With UNIBANCO and R$ 26,293 in Without UNIBANCO (R$ 27,536 at December 31, 2007) (Note 13c) to cover possible actuarial liabilities.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	189

d)	Changes in net assets, actuarial liabilities, and surplus

	With UNIBANCO			Without UNIBANCO
	01/01 to 12/31/2008			01/01 to 12/31/2008			01/01 to 12/31/2007
DESCRIPTION	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus

Present value – beginning of the period	12,583,353	(9,440,841)	3,142,512	12,583,353	(9,440,841)	3,142,512	10,599,436	(8,574,690)	2,024,746
Expected return on assets/ Cost
of current service + interest	1,536,547	(1,164,577)	371,970	1,536,547	(1,164,577)	371,970	1,289,887	(1,104,131)	85,756
Benefits paid	(472,846)	472,846	-	(472,022)	472,022	-	(424,108)	424,108	-
Contributions of sponsors/participants	66,523	-	66,523	61,450	-	61,450	57,696	-	57,696
Gains/(losses) in the period (*)	(1,051,459)	(909,399)	(1,960,858)	(1,052,832)	(908,377)	(1,961,209)	1,060,442	(186,128)	874,314
Balance arising from ITAÚ UNIBANCO merger at 09/30/2008	113,860	(181,820)	(67,960)	-	-	-	-	-	-
Present value – end of the period	12,775,978	(11,223,791)	1,552,187	12,656,496	(11,041,773)	1,614,723	12,583,353	(9,440,841)	3,142,512
(*) Gains/(losses) in assets correspond to the actual earnings obtained above (below) the expected return rate of assets.

e)	Main assumptions used in actuarial evaluation

Discount rate	10.24% p.a.
Expected return rate on assets	12.32 % p.a.
Mortality table (1)	AT-2000
Turnover (2)	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO, resulting in an average of 1.2% p.a. based on 2003/2004 experience.
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	190

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Argentina S.A. (2)		Itaú Europa Consolidated (3)		Itaú Bank, Ltd. Consolidated (4)		Consolidated Chile (5)		Consolidated Uruguay (6)		Unibanco Companies (7)	Other foreign companies (8)		With UNIBANCO	Foreign consolidated (9) Without UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007
Assets

Current and long-term receivables
Cash and cash equivalents	5,739,552	242,553	159,958	68,295	1,534,768	285,242	123,210	87,780	825,955	180,859	1,110,001	291,032	2,037,067	157,637	58,743	10,146,328	8,109,261	1,122,007
Interbank investments	13,693,234	8,239,897	184,914	174,453	3,974,003	5,023,220	3,511,321	1,264,583	158,044	29,805	354,099	466,443	3,846,368	263,219	44,603	19,555,194	16,644,539	12,645,826
Securities	11,256,641	9,555,597	73,894	89,250	2,674,398	1,587,670	4,480,951	2,153,324	2,064,262	1,073,070	91,032	64,624	17,909,236	42,841	6,981	36,528,208	18,800,091	14,209,352
Loan, lease and credit operations	9,920,372	4,711,035	1,536,255	1,230,899	6,688,375	3,366,921	279,679	263,373	8,282,023	6,307,395	1,538,749	1,044,709	6,244,326	478,225	364,994	34,325,855	28,081,529	16,848,912
Prepaid expenses	15,319	17,030	1,517	860	13,802	20,055	6	4	21,370	26,496	11,232	8,746	42,963	1,173	18	107,381	64,418	73,229
Other assets	2,337,065	715,834	491,287	332,772	9,365,405	148,972	2,467,579	301,721	404,858	464,473	122,319	88,989	1,007,512	46,048	36,750	16,135,294	15,127,782	2,088,831

Permanent assets
Investments	-	-	8,048	5,315	520,825	390,679	50,572	10,065	805	840	363	35	300,766	532,538	404,511	1,320,899	1,020,133	764,215
BPI	-	-	-	-	515,572	385,755	-	-	-	-	-	-	-	495,354	370,628	1,010,926	1,010,926	756,383
Other investments	-	-	8,048	5,315	5,253	4,924	50,572	10,065	805	840	363	35	300,766	37,184	33,883	309,973	9,207	7,832
Fixed and intangible assets	27,054	8,179	69,340	35,444	302,050	254,365	-	-	154,010	136,409	25,887	20,283	42,506	5,847	4,085	626,693	584,187	458,766

Total	42,989,237	23,490,125	2,525,213	1,937,288	25,073,626	11,077,124	10,913,318	4,080,850	11,911,327	8,219,347	3,253,682	1,984,861	31,430,744	1,527,528	920,685	118,745,852	88,431,940	48,211,138

Liabilities

Current and long-term liabilities
Deposits	14,594,932	4,996,805	1,954,888	1,600,570	9,293,925	6,155,690	3,454,759	1,462,041	7,709,495	5,213,137	2,424,958	1,417,778	8,057,925	76,743	-	40,760,614	32,702,692	18,121,402
Demand deposits	1,950,053	1,047,579	546,269	292,427	2,172,732	1,103,844	1,741,699	122,333	1,139,294	946,120	1,277,131	751,530	3,488,082	-	-	9,998,526	6,510,445	3,653,517
Savings deposits	-	-	417,981	324,925	-	-	-	-	-	-	757,770	399,163	725,263	-	-	1,901,013	1,175,751	724,089
Interbank deposits	2,020	27,050	9,408	43,073	784,587	1,003,182	1,103,565	526,399	47	-	41,262	30,397	130,466	-	-	774,728	644,262	1,291,116
Time deposits	12,642,859	3,922,176	981,230	940,145	6,336,606	4,048,664	609,495	813,309	6,570,154	4,267,017	348,795	236,688	3,714,114	76,743	-	28,086,347	24,372,234	12,452,680
Deposits received under securities repurchase agreements	689,680	848,762	28,154	-	205,471	160,190	1,158,657	405,358	427,016	194,132	-	-	2,596,375	-	-	3,641,478	1,980,816	1,433,400
Funds from acceptance and issuance of securities	1,567,981	1,117,957	-	-	2,433,102	2,049,915	944,942	63,203	496,031	906,993	-	-	1,364,814	-	-	6,781,666	5,439,491	4,134,278
Borrowing	10,614,214	7,803,446	68,950	62,874	1,673,271	1,002,395	-	4,569	960,837	710,995	12,017	6,447	5,999,404	9,307	-	19,151,106	13,151,703	9,569,246
Derivative financial instruments	1,760,093	926,498	13,016	-	167,535	64,146	1,224,060	158,992	330,290	127,405	-	-	2,173,634	-	-	4,026,425	2,011,271	1,169,475
Technical provisions for insurance, pension plan and capitalization	-	-	-	-	-	-	-	-	1,564	-	-	-	-	-	-	1,564	1,564	-
Other liabilities	4,665,630	2,034,959	213,677	92,193	9,929,727	562,085	2,814,405	792,869	394,435	273,928	484,557	343,059	6,431,401	62,361	22,533	24,340,077	17,908,675	3,701,794

Deferred income	4,190	5,652	-	-	12,571	8,052	636	613	306	227	-	-	37,357	-	43	55,060	17,703	14,587

Minority interests in subsidiaries	-	-	-	-	189	142	-	-	110	83	19	14	1	7	5	327	327	20,686

Stockholders’ equity
Capital and reserves	8,704,421	5,542,264	225,905	175,643	1,196,406	1,088,147	1,562,371	1,183,997	1,447,645	695,314	249,705	169,000	4,334,161	1,346,338	764,679	19,125,855	14,791,690	9,488,274
Net income	388,096	213,782	20,623	6,008	161,429	(13,638)	(246,512)	9,208	143,598	97,133	82,426	48,563	435,672	32,772	133,425	861,680	426,008	557,996

Total	42,989,237	23,490,125	2,525,213	1,937,288	25,073,626	11,077,124	10,913,318	4,080,850	11,911,327	8,219,347	3,253,682	1,984,861	31,430,744	1,527,528	920,685	118,745,852	88,431,940	48,211,138

Statement of Income

Income from financial operations	1,161,423	1,288,036	372,105	147,553	635,986	446,312	(14,862)	188,912	1,050,108	653,471	198,511	693,854	1,048,133	31,631	19,654	4,284,998	3,236,863	3,339,265
Expenses on financial operations	(661,510)	(1,060,481)	(141,427)	(56,792)	(456,013)	(306,242)	(171,840)	(149,839)	(582,616)	(366,639)	(18,057)	(575,090)	(417,411)	(2,360)	(593)	(2,252,713)	(1,835,303)	(2,402,037)
Result of allowance for loan losses	(68,850)	2,214	(3,310)	1,723	(30,487)	(7,290)	6	5	(131,685)	(53,435)	(7,776)	(1,215)	(9,441)	6	722	(251,537)	(242,096)	(57,275)
Gross income from financial operations	431,063	229,769	227,368	92,484	149,486	132,780	(186,696)	39,078	335,807	233,397	172,678	117,549	621,281	29,277	19,783	1,780,748	1,159,464	879,953
Other operating revenues/expenses	(35,063)	(18,648)	(184,223)	(89,635)	(26,063)	(132,990)	(40,701)	(20,017)	(179,266)	(70,161)	(66,001)	(58,756)	10,773	33,446	125,926	(629,972)	(640,743)	(295,014)
Operating income	396,000	211,121	43,145	2,849	123,423	(210)	(227,397)	19,061	156,541	163,236	106,677	58,793	632,054	62,723	145,709	1,150,776	518,721	584,939
Non-operating income	(4,188)	2,678	4,024	3,159	-	75	-	-	5,957	(44,730)	3,718	(112)	352	44	285	10,013	9,661	(38,647)
Income before taxes on income and profit sharing	391,812	213,799	47,169	6,008	123,423	(135)	(227,397)	19,061	162,498	118,506	110,395	58,681	632,406	62,767	145,994	1,160,789	528,382	546,292
Income tax	(3,716)	(17)	(21,869)	-	49,613	(6,419)	(1,720)	(887)	(18,875)	(21,355)	(27,968)	(10,118)	(196,734)	(15,162)	(5,490)	(236,432)	(39,697)	(44,286)
Statutory participation in income	-	-	(4,677)	-	(11,605)	(7,081)	(17,395)	(8,966)	-	-	-	-	-	(14,832)	(7,078)	(48,508)	(48,508)	(23,125)
Minority interests in subsidiaries	-	-	-	-	(2)	(3)	-	-	(25)	(18)	(1)	-	-	(1)	(1)	(14,169)	(14,169)	79,115

Net income (loss)	388,096	213,782	20,623	6,008	161,429	(13,638)	(246,512)	9,208	143,598	97,133	82,426	48,563	435,672	32,772	133,425	861,680	426,008	557,996
(1)
Banco Itaú S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. – Uruguay Branch, Banco Itaú Holding Financeira S.A. - Grand Cayman Branch;

(2)	New company’s name of Banco Itaú Buen Ayre S.A., approved by BACEN on 07/24/2008.
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., and only on 12/31/2008 Itaú Europa Securities Inc.;

(4)	BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC;
(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., and Recuperadora de Créditos Ltda;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., Itaú Uruguay Directo S.A., OCA Casa Financiera S.A., OCA S.A, and only on 12/31/2008 Unión Capital AFAP S.A.;
(7)
Interbanco S.A., Unibanco - União Bancos Brasil. (Luxembourg) S.A., Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Unipart B2B Investments, S.L., Tradecom International N.V., Tarjetas Unisoluciones S. A. de Capital Variable, Rosefield Finance Ltd., Proserv - Promociones Y Servicios S.A. de C. V., UBB Delaware I LLC, UBT Fiduciary Ltd., UBT Finance S.A., UBT Investments Ltd. and Unibanco Grand Cayman Branch.

(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd., Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., and only on 12/31/2008 Itaú MIddle East Securities Limited;

(9)	Information on foreign consolidated presents balances net of eliminations from consolidation.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	191

NOTE 21 – RISK MANAGEMENT

Risk Management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by Itaú Unibanco Banco Múltiplo S.A. through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (http://www.itauri.com.br), in the following route: Corporate Governance/Risk Management.

I – Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Financial Risk Management Committee, responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. These limits are informed to the risk control areas of the business units that carry out the daily activities of risk management and periodically provide information to the consolidated risk control area, which monitors the scope, accuracy and quality of controls. The risk control cycle is completed with the disclosure of the consolidation of market risks to the Committee.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected potential maximum economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company’s expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In December 2008 the Total VaR Global of Itaú Unibanco Banco Múltiplo was R$ 345,275 (R$ 308,692 in September 2008).

Sensitivity of portfolio to variation in market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Banco Multiplo S.A. carried out a sensitivity analysis by market risk factors to which the group was exposed at December 31, 2008. Each market risk factor was subject to a sensitivity level at 25% and 50%, and the related impact was measured in result, net of tax effects, by providing a vision of the IUBM exposure in derivatives under exceptional scenarios.

In accordance with the criteria for classification of transactions set forth in BACEN Resolution No. 3464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	192

The outcome of the analysis, with effect of correlation between the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 370,211 and R$ 716.571 for those scenarios with variations of 25% and 50%, respectively. In the consolidated portolio (trading + banking), sensitivity is R$ 1,407,396 and R$ 2,654,574 for those scenarios with variations of 25% and 50%, respectively.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (http://www.itauri.com.br).

Itaú Unibanco Banco Múltiplo’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It can be found in (http://www.itauri.com.br), following in the route: Corporate Governance/Regulations and Policies/Market Risk Management Policy.

II- Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

Itaú Unibanco Banco Múltiplo’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

Itaú Unibanco Banco Múltiplo establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default ratios, inflation, consumption increase/decrease.

Itaú Unibanco Banco Múltiplo’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are taken based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee, responsible for te credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, Itaú Unibanco Banco Múltiplo determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, Itaú Unibanco Banco Múltiplo recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually recognized based on the company’s historic default cycle. In view of the worsened economic scenario in the 4th quarter of 2008, the default cycle used for calculating the additional provision was widened to include the expected effects of the new scenario.

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III- Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	193

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this operational risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, Itaú Unibanco Banco Múltiplo formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

This policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil’s legislation compelling financial institutions to allocate capital for operating capital for operatonal risk came into effect as from July 1, 2008. Itaú Unibanco Banco Múltiplo opted for the use of the Alternative Standardized Approach.

In addition to this structure, Itaú Unibanco Banco Múltiplo uses the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (http://www.itauri.com.br), in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

IV – Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V – Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, which may cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

Itaú Unibanco Banco Múltiplo has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions that adopt the internal modes of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	194

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency - the balances in reais linked to foreign currency were:

	With UNIBANCO	Without UNIBANCO
	31/12/2008	31/12/2008	31/12/2007
Permanent foreign investments	19,987,535	15,217,698	10,046,270
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(36,576,146)	(28,089,772)	(14,940,913)
Net foreign exchange position (*)	(16,588,611)	(12,872,074)	(4,894,643)
(*) If the participation of other stockholders in Banco Itaú Europa S.A. were not considered, the net foreign exchange position would amount to R$ (5,738,909) 12/31/2007).

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios – ITAÚ UNIBANCO, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	With			With			With
	UNIBANCO	Without UNIBANCO		UNIBANCO	Without UNIBANCO		UNIBANCO	Without UNIBANCO
		Amount			Amount (*)		Number of Funds
	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2007
Investment funds	200,487,712	158,089,587	182,551,630	200,487,712	158,089,587	182,551,630	1,860	1,183	1,182
Fixed income	184,954,842	144,821,721	161,157,288	184,954,842	144,821,721	161,157,288	1,603	1,013	1,038
Shares	15,532,870	13,267,866	21,394,342	15,532,870	13,267,866	21,394,342	257	170	144
Managed portfolios	90,278,983	76,400,351	72,165,857	57,764,090	43,894,045	28,912,414	10,366	10,208	10,587
Customers	68,216,005	54,337,373	50,691,608	49,390,053	35,520,008	21,220,417	10,318	10,160	10,539
Itaú Group	22,062,978	22,062,978	21,474,249	8,374,037	8,374,037	7,691,997	48	48	48
TOTAL	290,766,695	234,489,938	254,717,487	258,251,802	201,983,632	211,464,044	12,226	11,391	11,769
(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia
	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Monthly estimate of installments receivable from participants	32,948	28,699	27,736
Group liabilities by installments	2,052,870	1,875,413	1,195,562
Participants – assets to be delivered	1,900,185	1,722,728	1,040,280
Funds available for participants	250,459	211,739	219,170
(In units)
Number of managed groups	679	610	723
Number of current participants	108,383	99,054	97,894
Number of assets to be delivered to participants	57,075	52,837	39,382

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	195

e)
Fundação Itaú Social - ITAÚ UNIBANCO and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO and other companies of the group.

Donations made by the consolidated companies totaled R$ 315 in the period, and the Foundation’s social net assets totaled R$ 645,413 at December 31, 2008. The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 36,250 (R$ 35,000 from 01/01 to 12/31/2007).

g)
Instituto Unibanco - ITAÚ UNIBANCO and subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly or supplementary, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema - ITAÚ UNIBANCO and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from October 1 to December 31, 2008, the consolidated companies donated R$ 1,028.

i)
Associação Classe “A” - ITAÚ UNIBANCO and its subsidiaries sponsor Associação Classe “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from October 1 to December 31, 2008, the consolidated companies donated R$ 98.

j)
Instituto Assistencial Pedro di Perna- ITAÚ UNIBANCO and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	196

k)	Minority interests in subsidiaries

	Stockholders’ equity			Result
	With UNIBANCO	Without UNIBANCO		With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007	01/01 to 12/31/2008	01/01 to 12/31/2008	01/01 to 12/31/2007
Itau Bank, Ltd. (1)	930,575	930,575	707,842	-	-	-
Banco Itaú Europa S.A. (Note 2aI)	-	-	807,288	(104,594)	(104,594)	93,934
Itaú BBA Participaçães S.A.	-	-	232,020	(60,185)	(60,185)	(40,340)
Itaú XL Seguros Corporativos S.A.	106,572	106,572	102,085	(6,673)	(6,673)	(14,451)
Miravalles Empreendimentos e Participaçães S.A. (2)	85,994	85,994	90,900	4,199	4,199	31,516
Três “B” Empreendimentos e Participaçães Ltda. (3)	70,201	70,201	64,549	(7,834)	(7,834)	(9,662)
Itaú Gestão de Ativos S.A. (4)	59,820	59,820	60,952	1,114	1,114	(1,565)
Investimentos Bemge S.A. (5)	15,945	15,945	15,894	(1,049)	(1,049)	(1,754)
Kinea Investimentos S.A. (6)	1,879	1,879	2,165	287	287	835
Unibanco Participaçães Societárias S.A.	1,078,137	-	-	(68,999)	-	-
Biogeração de Energia S.A.	25,504	-	-	(3,533)	-	-
Other	144,101	46,198	36,806	(19,122)	(3,380)	(3,602)
Total	2,518,728	1,317,184	2,120,501	(266,389)	(178,115)	54,911
(1)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a.;

(2)	Parent company of Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento;
(3)	Indirect subsidiary of Cia. Itaú de Capitalização;
(4)	Indirect subsidiary of Itaú Vida e Previdência S.A.;
(5)	Indirect subsidiary of Banco Itaucard S.A.;
(6)	Indirect subsidiary of Banco Itaú S.A., up to 08/31/2008 indirect subsidiary of Banco Itaubank S.A.

l)	Exclusion of nonrecurring effects net of tax effects

		ITAÚ UNIBANCO		ITAÚ UNIBANCO CONSOLIDATED
	2nd half of	01/01 to	01/01 to	01/01 to	01/01 to
	2008	12/31/2008	12/31/2007	12/31/2008	12/31/2007
Sale of investments	42,353	232,673	1,853,917	232,673	1,853,917
Serasa S.A.	-	-	490,565	-	490,565
Redecard S.A.	-	-	1,049,670	-	1,049,670
BM&F Bovespa	-	42,462	313,682	42,462	313,682
Visa Inc.	2,127	95,229	-	95,229	-
Mastercard, Inc.	-	54,756	-	54,756	-
Banco de Fomento de Angola (Investment held by BPI)	40,226	40,226	-	40,226	-
Provision for contingencies – economic plans	(55,870)	(174,057)	(206,220)	(174,057)	(206,220)
Sale and adjustment to market value of shares of Banco Comercial Português, S.A. held by BPI	5,201	(29,279)	-	(29,279)	-
Profit from the sale of the former head office of Banco Itaubank S.A.	-	-	75,452	-	75,452
Guaranteed accounts and commitments linked to acquired investments	-	-	(81,939)	-	(81,939)
Amortization of goodwill	-	-	-	(222,761)	(83,158)
ITAÚ EUROPA Operations (Note 2a I)	-	-	-	(70,486)	-
Purchase of BPI shares	-	-	-	(139,036)	(35,115)
Other	-	-	-	(13,239)	(48,043)
Effect of adoption of Law No. 11.638 (Note 22o)	(135,708)	(135,708)	-	(135,708)	-
Stock based compensation	(102,088)	(102,088)	-	(102,088)	-
Lease	(33,620)	(33,620)	-	(33,620)	-
Effect from the Merger – ITAÚ UNIBANCO (Note 2a I e II)	18,031,351	18,031,351	-	5,183,211	-
Non-operating equity in earnings (Note 13j)	18,031,351	18,031,351	-	18,031,351	-
Amortization of goodwill	-	-	-	(12,848,140)	-
Provision for integration expenditures - ITAÚ UNIBANCO (Note 13i)	(888,358)	(888,358)	-	(888,358)	-
Equalization of criteria ITAÚ UNIBANCO	(1,413,696)	(1,413,696)	-	(1,413,696)	-
Non-technical provisions of health insurance (Note 13c)	(350,218)	(350,218)	-	(350,218)	-
Technical provisions for insurance and pension plan (Note 11a)	(193,058)	(193,058)	-	(193,058)	-
Allowance for loan losses (PDD) – Adjustment to the minimum required by Resolution No. 2,682 (Note 8c)	(215,820)	(215,820)	-	(215,820)	-
Provisions for contingent liabilities and legal liabilities (Notes 12b and c)	(261,794)	(261,794)	-	(261,794)	-
Other	(392,806)	(392,806)	-	(392,806)	-
PDD Additional allowance for loan losses (Note 8c)	(3,089,436)	(3,089,436)	(264,000)	(3,089,436)	(264,000)
Other non-recurring events	80,520	80,520	591	(29,982)	591
Total	12,576,357	12,614,010	1,377,801	(567,393)	1,294,643

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	197

m)
Reclassifications for Comparison Purposes – The Company reclassified the balances as of December 31, 2007, for comparison purposes, in view of the regrouping of headings, in the Balance Sheet, of Other Assets related to reclassifications of Acquisition of Right to Credit Payroll and Prepaid Expenses Related to Partnerships to Intangible Assets, of reclassification of Leasehold Improvements from Deferred Charges to Fixed Assets, and of reclassification of Customers Portfolio and Software from Deferred Charges to Intangible Assets, in order to comply with the requirements of Law No. 11,638, of December 28, 2007 (Note 22o)

	Prior disclosure	Reclassification	Reclassified balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	290,979,795	(2,413,301)	288,566,494
OTHER ASSETS	4,610,703	(2,413,301)	2,197,402
Prepaid expenses	4,313,034	(2,413,301)	1,899,733
(Valuation allowance)	(59,820)	-	(59,820)
Sundry	357,489	-	357,489
PERMANENT ASSETS	3,896,456	2,413,301	6,309,757
FIXED ASSETS	1,885,492	332,228	2,217,720
Real estate in use	2,272,133	498,690	2,770,823
Other fixed assets	3,662,225	-	3,662,225
(Accumulated depreciation)	(4,048,866)	(166,462)	(4,215,328)
DEFERRED CHARGES	738,951	(738,951)	-
Organization and expansion expenditures	1,105,535	(1,105,535)	-
(Accumulated amortization)	(366,584)	366,584	-
INTANGIBLE ASSETS	-	2,820,024	2,820,024
Rights for acquisition of payrolls	-	2,124,510	2,124,510
Other intangible assets	-	895,636	895,636
(Accumulated amortization)	-	(200,122)	(200,122)
TOTAL ASSETS	294,876,251	-	294,876,251

n)
Profit Sharing – Employees - Law No. 10,101 of December 19, 2000 - In accordance with the conditions approved in the collective bargaining, the following amounts were assigned to profit sharing - employees:

	With UNIBANCO	Without UNIBANCO
	12/31/2008	12/31/2008	12/31/2007
Profit sharing amount	1,177,190	1,016,800	936,472
Tax effects	(429,440)	(368,125)	(320,471)
Net amount of tax effects	747,750	648,675	616,001

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	198

o)	Law No. 11,638

On December 28, 2007, Law No. 11,638 was approved in order to amend and revoke some provisions of Law No. 6,404, of December 15, 1976, and Law 6,385, of December 7, 1976 in connection with accounting practices, preparation and disclosure of financial statements. This law sets forth that the rules issued by CVM shall be prepared in conformity with international accounting standards.

We present below the main changes brought by the law, already considered in the financial statements as of December 31, 2008:

I – Effects on Disclosure

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by the Brazilian accounting practices. ITAU UNIBANCO has already voluntarily disclosure these financial statements;

•
Criteria for classification and valuation of financial instruments at market price. ITAU UNIBANCO has already applied these criteria in compliance with the rules erracted by regulatory bodies (Notes 4c and 7);

•
Maintenance of the revaluation reserves balance, in subsidiaries, in the amount of R$ 19,621 in ITAU UNIBANCO CONSOLIDATED With UNIBANCO, and R$ 38,429 Without UNIBANCO, according to CMN Resolution No. 3,565 of May 29, 2008 and CVM Instruction No. 469 of May 2, 2008. This reserve will be realized according to the depreciation term of the revalued asset or when it is written off. This change has not given rise to any effects in the financial statements of ITAÚ UNIBANCO;

•
Change in treatment of tax incentives that will now pass through results, with optional allocation to Revenue Reserve and excluded from the mandatory dividend calculation basis. This change has not given rise to any effects in the financial statements of ITAÚ UNIBANCO;

•
Fixed assets will now include assets arising from operations that transfer to the company any benefits, risks and controls of these assets, and deferred charges will now include preoperating expenses and restructuring expenses; Accordingly, leasehold improvements and software purchased were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis on recovery, measurement and disclosure of losses in relation to the recoverable amount of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by Management in the 4th quarter of 2008;

•
Creation of the subgroup “Intangible assets” in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Accordingly, rights for acquisition of payroll and acquisition of customer portfolio and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparison purposes;

•
Funding-related expenses: In accordance with CVM Resolution No. 556, of November 12, 2008, funding-related expenses shall be recorded as a reduction to respective liabilities. This change has not given rise to any effects in the financial statements of ITAÚ UNIBANCO.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	199

II - Effects on Stockholders’ Equity and Income for the Year

•
Lease operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, it was recorded in assets and the corresponding financial liability was recognized. Any adjustments to operation were recorded in Retained Earnings and in the Results for 2008, net of any deferred taxes.

•
Share-based Payment In compliance with CVM Resolution No. 562, of November 17, 2008, the fair value of options granted to officers started being recognized proportionally to the vesting period, as Personnel expenses, having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

Following is a summary of the impacts from the adoption of such rules:

	With	Without
	UNIBANCO	UNIBANCO
Granting of stock options (1)	(313,089)	(225,002)
Results (2)	(102,088)	(80,206)
Stockholders’ equity (3)	(211,001)	(144,796)
Lease	(48,756)	-
Results	(33,620)	-
Stockholders’ equity (4)	(15,136)	-
(1)      Recorded in Capital reserves.
(2)      Recorded in Profit Sharing Expenses.
(3)      Recorded in Capital reserves.
(4)      Recorded in Retained Earnings.

We present below the changes set forth by the law and that will not give rise to relevant effects on the financial statements of ITAÚ UNIBANCO and will come into effect in the next period or await regulation by BACEN:

•
Change in the evaluation criterion for affiliated companies stated on the equity method, whenever the investor has a significant impact on these affiliated companies, as regulated by CMN Resolution No. 3,619, of September 30, 2008. Significant impact shall be construed as the investor’s interest of 20% of voting capital or above. This Resolution will come into effect as from January 1, 2009;

•
Changing the way exchange variation on foreign corporate investments is recorded when the functional currency of the investee is different from the parent company’s, having as contra-entry the subgroup Adjustments to Equity Valuation in Stockholders’ Equity, awaiting regulation by BACEN;

•	Long-term assets and liabilities are basically presented at fair value, based on contractual rates. This change awaits regulation by BACEN.

We highlight that ITAÚ UNIBANCO annually releases its 20-F report containing the financial statements prepared in accordance with the USGAAP, which are more similar to the International Financial Reporting Standards (IFRS) than the Brazilian accounting practices in force before the enactment of Law No. 11,638.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	200

Report of Independent Auditors

To the Board of Directors and Stockholders
Itaú Unibanco Banco Múltiplo S.A.
(formerly Banco Itaú Holding Financeira S.A.)

1
We have audited the accompanying balance sheet of Itaú Unibanco Banco Múltiplo S.A. (Bank) and of Itaú Unibanco Banco Múltiplo S.A. and its subsidiaries (Consolidated) as of December 31, 2008 and 2007, and the related statements of income, of changes in stockholders’ equity and of cash flows for the years then ended and for the six-month period ended on December 31, 2008 and the statement of added value for the year and six-month period ended on December 31, 2008 of the Bank, as well as the consolidated statements of income, of cash flow and of the added value corresponding to the years ended on December 31, 2008 and 2007, prepared under the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Itaú Unibanco Banco Múltiplo S.A. (Bank) and of Itaú Unibanco Banco Múltiplo S.A. and its subsidiaries (Consolidated) at December 31, 2008, and the results of operations, the changes in stockholders’ equity and the cash flows corresponding to the years then ended and for the six-month period ended on December 31, 2008 and statement of added value of the operations for the year and six-month period ended on December 31, 2008 of the Bank, as well as the consolidated results of operations and consolidated statements of cash flows and added value of the operations for the years ended on December 31, 2008 and 2007, in accordance with accounting practices adopted in Brazil.

4
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As described in Note 2a(l), the consolidated financial statements are being presented with the supplementary information related to the consolidated balance sheet “without Unibanco” at December 31, 2008 and the consolidated statements of income, of cash flows and of added value “without Unibanco” corresponding to the year then ended, with the objective of providing additional comparative information, which is not required as an integral part of these financial statements. The supplementary information “without Unibanco” was submitted to the audit procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the consolidated financial statements.

São Paulo, February 19, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	201

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE.35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

The Audit Committee of Itaú Unibanco Banco Múltiplo S.A., approved at the Extraordinary Stockholders’ Meeting held on April 28, 2004, held its first meeting on July 1st of that same year. It is a statutory body that directly reports to the Board of Directors. Its current composition is as follows:
-	Gustavo Jorge Laboissiere Loyola*
-	Alcides Lopes Tápias*
-	Tereza Cristina Grossi Togni*
-	Eduardo Augusto de Almeida Guimarães **
-	Guy Almeida Andrade **
*	original members of the Audit Committee of Banco Itaú Holding Financeira S.A.;
**	members of the Audit Committee of Unibanco – União de Bancos Brasileiros S.A., dissolved on December 30, 2008.

The Committee is responsible for the quality and integrity of the financial statements of the Itaú Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by both independent and internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Group. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with generally accepted accounting principles, the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados.

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and remote monitoring of risks.

According to Article 17 and its paragraphs of CMN Resolution 3,198/2004, the Audit Committee shall prepare, at the end of six-month periods ended June 30 and December 31, a document named “Audit Committee Report”, containing the list of activities performed to fulfill its responsibilities and a Summary for publication. In view of these provisions, the Audit Committee is fully responsible for the information and considerations included in this document.

Considering, however, the date of election of the members to Itaú Unibanco’s Audit Committee, some of the members could not oversee the activities of the Unibanco Conglomerate and some of them could not oversee the activities of the Itaú Conglomerate during the second half of 2008. While the responsibility for the conclusions in this report is attributed to all of the Committee’s members, we point out that the Unibanco Conglomerate activities during the period were directly overseen by the members Eduardo Augusto de Almeida Guimãraes and Guy Almeida Andrade. The activities of Itaú Conglomerate during the same period were directly overseen by the members Gustavo Jorge Laboissiére Loyola, Alcides Lopes Tápias and Tereza Cristina Grossi Togni.

Itaú Unibanco Banco Múltiplo S.A. – Consolidated Financial Statements - December 31, 2008	202

Committee Activities

The Audit Committee of Itaú Conglomerate met eight times in the second half of 2008, while the Audit Committee of Unibanco Conglomerate ran ten formal meetings.

After the establishment of the Itaú Unibanco Audit Committee, five meetings were held during January and February. At its latest working session in February, the Committee analyzed the financial statements as of December 31, 2008 and approved the Audit Committee Report on the activities carried out in the second half of 2008, and this Summary.

During the period, the Audit Committee made its annual self-assessment. This procedure had the purpose of measuring its adherence to the rules issued by Brazilian and US regulatory bodies, as well as to the international best practices regarding the organization and operation of audit committees. It was discussed and approved at the regular meeting held in January 2009, and was submitted to the Board of Directors in its February meeting.

Risk Management and Internal Controls System

The semi-annual reports required by the regulators and prepared by the Internal Audit, based on the Committee of Sponsoring Organizations of the Treadway Comission’s (COSO) methodology, concluded that the Internal Controls System of Conglomerate is properly structured to ensure the effective management of the risks, operations and systems that generate financial reports.

The works performed at the Conglomerate level, aimed at assessing its internal controls mecahnisms, in view of the certification required by Section 404 of the Sarbanes-Oxley Act, were the subject of meetings, analyses and oversight by the Audit Committee of Unibanco Conglomerate.

The project that aims at preparing the Financial Conglomerate to comply with the New Basel Accord requirements was subject of interest by the Committee that was continuously updated accordingly.

In the Committee’s view, the approach that the Organization has adopted to prepare itself for the use of internal models as provided for by the New Basel Accord is well structured and the modeling and measures adopted to manage risks are, in general, firmly established and properly focused.

The Audit Committee of Itaú Unibanco Conglomerate positively evaluates the effectiveness of the existing internal controls. The procedures already implemented as well as those in progress are compatible with the size and complexity of the operations.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The work carried out by the Internal Audit and the reports prepared by the external auditors and by the Legal Compliance did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Conglomerate.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

In order to confirm the facts disclosed in this section, the Committee made a formal assessment of the work performed by the external auditors. It examined aspects related to the development of audits, the preparation and delivery of reports, and the independence and relationship of auditors with the Group and the Committee itself. The assessment was approved at the regular meeting of January 2009 and is being communicated to the Board of Directors.

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Based on this assessment and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the external auditors.

In the Committee’s assessment, the volume and quality of information provided by PricewaterhouseCoopers, which support the opinion on the integrity of the financial statements, is fully satisfactory.

Internal Audit

The Audit Committee oversaw the audit process, carried out by Internal Audit, through periodical meetings and approval of its Strategic and Tactical Planning, for the year 2008, and oversaw its performance.

In May 2008, the Internal Audit Institute of Brazil (Audibra), carried out an independent assessment of adherence of the activities of Internal Audit of Unibanco – União de Bancos Brasileiros S.A. to the international standards of the professional practice established by The Institute of Internal Auditors (IIA). The activities were awarded a generally conforms certificate, the highest assessment level.

In November 2008, Protiviti Inc., with headquarters in the United States of America – a global consulting company specialized in business risks and internal audit – performed the same assessment in the Internal Audit of Banco Itaú Holding Financeira S.A. These activities were also classified as generally conforms, the highest assessment level.

In the period, the Committee performed the annual assessment of Internal Audit, analyzing, among others, aspects related to the structure, resources, professional development, responsibilities, independence, objectivity, performance and completion of audit work, as well as the relationship with the Audit Committee. The outcome of his process did not bring any concerns to the Committee’s attention.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as positive. The results presented during the Committee’s work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers and Management.

An evaluation was also made of the relevant accounting practices used by the Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.

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Recommendations

Regular meetings were held with Management. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Committee, with due consideration to its responsibilities and to the natural limitations of the scope of its activities, especially the date from which the members started to act in the Audit Committee of Itaú Unibanco Conglomerate, and taking into consideration the inquiries, information and reports related to Unibanco Conglomerate followed up by members Eduardo Augusto de Almeida Guimarães and Guy Almeida Andrade, and those related to the Itaú Conglomerate followed up by members Gustavo Jorge Laboissiêre Loyola, Alcides Lopes Tápias and Tereza Cristina Grossi Togni, the Audit Committee recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Banco Múltiplo S.A., as of December 31, 2008.

São Paulo, February 19, 2009.

The Audit Committee

Gustavo Jorge Laboissiêre Loyola – Chairman

Alcides Lopes Tápias

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade

Tereza Cristina Grossi Togni – Financial Expert

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ItaÚ Unibanco Banco MÚltiplo S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., having perused the management report and financial statements for year ended December 31, 2008, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, February 19, 2009.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

MARCOS DE ANDRADE REIS VILLELA
Member

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SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Banco Múltiplo S.A. (Registrant)

Date: March 11, 2009	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Financial Officer